恒隆集團有限公司
HANG LUNG GROUP LIMITED

Our Ref: SO-007-2003/HLG

15th January, 2003

HANG LUNG GROUP

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Ladies and Gentlemen:

Re: Hang Lung Group Limited
Rule 12g3-2(b) Exemption
File No. 82-1439

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Hang Lung Group Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption has been granted.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities under Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (001-852) 2879-0111 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed stamped envelope.

dlw 1/30

28/F Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Telephone (852) 2879 0111

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Company Secretary

Encl.
EL/rh

File No. 82-1439

03 JAN 27 7:21

Annex A to Letter to the SEC dated 15th January, 2003 of Hang Lung Group Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption has been granted.

Description of Document	**Check if Enclosed**
Title : Monthly Return on Movement of Listed Equity Securities Date : as of 31st January, 2002 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title : Notification of Meeting of Board of Directors at which: (i) an interim dividend is declared; or (ii) a recommendation to do so is made; or (iii) any announcement relating to profits or losses is to be approved for publication Date : as of 19th February, 2002 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title : Monthly Return on Movement of Listed Equity Securities Date : as of 28th February, 2002 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title : Half-Year Results Announcement Form Date : as of 1st March, 2002 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title : Enclosing soft copy of Preliminary Announcement of Interim Results Date : as of 4th March, 2002 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title : Notification of Closure of Books Date : as of 4th March, 2002 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓

Title : Press Announcement of Interim Results
Date : as of 4th March, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title : Confirmation of No Subsequent Alteration on Announcement of Interim Results
Date : as of 5th March, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title : Return of Allotments
Date : for the period from 6th March, 2002 to 11th March, 2002
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong

Title : Publication of Financial Information (relating to Interim Results) on Stock Exchange's website
Date : as of 21st March, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title : Director's/Chief Executive's Notice
Date : as of 26th March, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance)

Title : Enclosing soft copy of both languages of Interim Report
Date : as of 27th March, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st March, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title : Enclosing soft copy of 2001/2002 Interim Report
Date : for the half year ended 31st December, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title : 2001/2002 Interim Report
Date : for the half year ended 31st December, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 30th April, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Return of Allotments
Date : for the period from 22nd May, 2002 to 30th May, 2002
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st May, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Return of Allotments
Date : 21st June, 2002
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 30th June, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Director's/Chief Executive's Notice
Date : as of 22nd July, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance) ✓

Title : Corporate Substantial Shareholder Notice
Date : as of 22nd July, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance) ✓

Title : Notification of Meeting of Board of Directors at which:
(i) a final dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses is to be approved for publication
Date : as of 29th July, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st July, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Final Results Announcement Form
Date : as of 28th August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Joint Announcement re: Acquisition of Interests in Grand Hotel Holdings Limited, etc.
Date : as of 28th August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Notification of Closure of Books
Date : as of 29th August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Joint Announcement re: Acquisition of Interests in Grand Hotel Holdings Limited, etc.
Date : as of 29th August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Press Announcement of Final Results
Date : as of 29th August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Joint Announcement re: Cash Offer for all the Shares in Grand Hotel Holdings Limited, etc.
Date : as of 29th August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Joint Announcement re: Cash Offer for all the Shares in Grand Hotel Holdings Limited, etc.
Date : as of 30th August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Director's/Chief Executive's Notice
Date : as of 6th September, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance) ✓

Title : Corporate Substantial Shareholder Notice
Date : as of 6th September, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance) ✓

Title : Joint Announcement re: Appointment of Independent Financial Advisers
Date : as of 6th September, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Publication of Financial Information (relating to Annual Results) on Stock Exchange's website
Date : as of 18th September, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Joint Announcement re: Delay in Despatch of Circulars
Date : as of 19th September, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Circular re: Connected Transactions, Possible Mandatory Unconditional Cash Offers and Proposed Privatisation of Grand Hotel Holdings Limited
Date : as of 19th September, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Circular re: Connected Transactions, Possible Mandatory Unconditional Cash Offers and Proposed Privatisation of Grand Hotel Holdings Limited
Date : as of 20th September, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Joint Announcement re: Delay in Despatch of Circulars
Date : as of 20th September, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 30th September, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Notices of Annual General Meeting
Date : as of 8th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Undertaking of Exercising Repurchases Power pursuant to the Repurchase Mandate
Date : as of 8th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Joint Announcement re: Results of
of the Extraordinary General Meetings
Date : as of 8th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Press Announcement of Notices of Annual General Meeting
Date : as of 9th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Joint Announcement re: Results of the Extraordinary General Meetings
Date : as of 9th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Joint Announcement re: Completion of the Sale and Purchase Agreement
Date : as of 9th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Joint Announcement re: Completion of the Sale and Purchase Agreement
Date : as of 10th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Director's/Chief Executive's Notice
Date : as of 16th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance) ✓

Title : Enclosing soft copy of Circular re: Notice of Annual General Meeting, Share Option Scheme and Repurchase Mandate
Date : as of 18th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Circular re: Notice of Annual General Meeting, Share Option Scheme and Repurchase Mandate
Date : as of 8th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of 2001/02 Annual Report
Date : as of 18th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : 2001/2002 Annual Report, Audited Accounts and Auditors' Report
Date : for the year ended 30th June, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Confirmation of No Subsequent Alteration on Announcement of Final Results
Date : as of 28th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Return of Allotments
Date : for the period from 31st October, 2002 to 11th November, 2002
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong ✓

Title : Corporate Substantial Shareholder Notice
Date : as of 20th November, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance) ✓

Title : Special Resolutions passed at Annual General Meeting
Date : 22nd November, 2002
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong ✓

Title : Year 2002 Annual Return
Date : 22nd November, 2002
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong ✓

Title : Enclosing soft copy of Joint Announcement re: Adoption of a Share Option Scheme by Hang Lung Properties Limited
Date : as of 22nd November, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Joint Announcement re: Adoption of a Share Option Scheme by Hang Lung Properties Limited
Date : as of 25th November, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 30th November, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Return of Allotments
Date : 3rd December, 2002
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong ✓

Title : Director's/Chief Executive's Notice
Date : as of 4th December, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance) ✓

Title : Enclosing duly passed resolutions at Annual General Meeting together with related Circular
Date : as of 6th December, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st December, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st January, 2002

03 JAN 27 AM 7:21

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li — Tel No.: 2879-0365
(Name of Responsible Official)

Date : 1st February, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,323,556,242		
Increase/(Decrease) during the month	—		
Balance at close of the month :	1,323,556,242		

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.________ Exercise price: HK$ ______ 2.________ Exercise price: HK$ ______	Per	attached				Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.________ *Subscription price: HK$* ______ 2.________ *Subscription price: HK$* ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
________ Convertible price: HK$______	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				Nil
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					Nil

Remarks : ____________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Sec

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	10,858,000	Nil	Nil	Nil	10,858,000	Nil
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	1,150,000	Nil	Nil	Nil	1,150,000	Nil
- Exercise price: HK$6.87	350,000	Nil	Nil	Nil	350,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil

03 JAN 27 AM 7:21

Our Ref: SO-030-2002/HLGL

19th February, 2002

Listing Division,
The Stock Exchange of
Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: Interim Results
for Six Months Ended 31st December, 2001

Please be informed that a Board Meeting of our Company will be held on Friday, 1st March, 2002 at 10:45 a.m. to consider the results in respect of the first six months ended 31st December, 2001 and to declare the payment of an interim dividend for the year ending 30th June, 2002. You will be notified of the results and decisions as soon as possible after the meeting.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

RsC/el

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 28th February, 2002

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 5th March, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :   2. Preference shares :

3. Other classes of shares :   please specify : ______

4. Warrants :   please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,323,556,242		
Increase/(Decrease) during the month	--		
Balance at close of the month :	1,323,556,242		

Details of Movement :
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.____ Exercise price: HK$ ____ 2.____ Exercise price: HK$ ____	Per	attached				Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.____ Subscription price: HK$ ____ 2.____ Subscription price: HK$ ____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
____ Convertible price: HK$____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				Nil
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					Nil ============

Remarks : ________________

Authorised Signatory:

Name : Esther Li
Title : Assistant Co. Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	10,858,000	Nil	Nil	112,000#	10,746,000	Nil
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	1,150,000	Nil	Nil	Nil	1,150,000	Nil
- Exercise price: HK$6.87	350,000	Nil	Nil	Nil	350,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil

Lapsed upon cessation of employment

Your Ref: ACK25889/2002
Our Ref : SO-038-2002/HLGL

1st March, 2002

E-Business & Information Services,
Hong Kong Exchanges and Clearing Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

By Fax & By Hand
(Fax no.2523-1254)

Attn: Ms. Jane Shum

Dear Sirs,

Re: Interim Dividend for Six Months Ended 31st December, 2001

Please be informed that at a Directors' Meeting of the Company held on 1st March, 2002, the board has resolved to declare an interim dividend of 12 cents per share to be paid on 28th March, 2002 to shareholders registered as of 22nd March, 2002. The Register of Members will be closed from Tuesday, 19th March, 2002 to Friday, 22nd March, 2002, both days inclusive.

As requested in your letter dated 20th February, 2002, we enclose herewith the completed Results Announcement Form for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

L

Robin S. W. Ching
Secretary

Encl.

RsC/el

To : Listing Division of The Stock Exchange of Hong Kong Limited
E-Business & Information Services Department of The Stock Exchange of Hong Kong Limited

ORTANT NOTES:
IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ACCURACY WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE TELETEXT SYSTEM UPON RECEIPT.
3) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Hang Lung Group Limited (Name of Company/~~Representative Company~~) No. of pages: 2

Robin Ching (Responsible Official) 2879-0770 (Contact Telephone Number) 1st March, 2002 Date

Name of listed company : HANG LUNG GROUP LIMITED

Year end date : 30 / 06 / 02

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☒ No (Note 1)

To be published in the newspapers (if applicable)
☒ Summarised results announcement
☐ Full results announcement

Auditors' Report ☐ Qualified ☐ Modified ☐ Neither N/A

Review of interim report (if applicable) by
☒ Audit committee
☐ Auditors
☐ Neither of the above

		(~~Audited~~/Unaudited*) Current Period from 1/7/01 to 31/12/01 (HK$) million		(~~Audited~~/Unaudited*) Last Corresponding Period from 1/7/00 to 31/12/00 (HK$) million	
Turnover (Note I)	:	1,615.0		4,194.1	
Profit/(~~Loss~~) from Operations (Note III)	:	859.1		1,279.6	
Finance cost	:	(181.0)		(298.4)	
Share of Profit / (Loss) of Associates	:	-		-	
Share of Profit / (~~Loss~~) of Jointly Controlled Entities	:	14.2		32.3	
Profit / (~~Loss~~) after Taxation & MI	:	300.4		493.4	
% Change over Last Period	:	-39.1 %			
EPS / (~~LPS~~) - Basic (Note 2)	:	22.7¢		37.3¢	
- Diluted	:	N/A		N/A	
Extraordinary ("ETD") Gain / (Loss)	:	-		-	
Profit / (~~Loss~~) after ETD Items	:	300.4		493.4	
Interim / ~~Final~~ Dividend per Share	:	12¢		12¢	
(specify if with other options)	:	Nil		Nil	
B / C Dates for Interim / ~~Final~~ Dividend	:	19/3/02	to	22/3/02	bdi.
Payable Date	:	28/3/02			
B / C Dates for (______) General Meeting	:	N/A	to		bdi.
Other Distribution for Current Period	:	Nil			
B / C Date for Other Distribution	:	N/A	to		bdi.

* Please delete as appropriate.

A description or an explanatory note (Note IV)

For and on behalf of
HANG LUNG GROUP LIMITED

Signature :
Name : Robin Ching
Title : Secretary

Hang Lung Group Limited

Notes

1. For the current period, turnover comprised of revenue from the Group's principal businesses. Interest income included as part of turnover in previous years is now presented as other revenue and comparative figures have been restated to conform with current period's classification.

2. The calculation of earnings per share is based on the net profit attributable to shareholders of HK$300.4 million (2000: HK$493.4 million) and the weighted average number of 1,322.7 million (2000: 1,322.9 million) shares in issue during the period.

   No diluted earnings per share is presented for both periods as the Company's share options did not give rise to any dilution.

Our Ref: SO-043-2002/HLGL

4th March, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Hang Lung Group Limited
Hang Lung Properties Limited
Grand Hotel Holdings Limited
- Preliminary Announcement

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 2879-0365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Esther Li
Assistant Company Secretary

/el

c.c. Roman Financial Press Ltd. (Attn. Mr. Aron Li)

Our Ref: SO-044-2002/HLGL

4th March, 2002

Listing Division,
The Stock Exchange of
Hong Kong Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: **Closure of Books**
- Hang Lung Group Limited
- Hang Lung Properties Limited
- Grand Hotel Holdings Limited

Please be informed that the Registers of Members of the above 3 companies will be closed from Tuesday, 19th March, 2002 to Friday, 22nd March, 2002, both days inclusive. Notice of the said book closing dates, in English and Chinese version, has been published today in South China Morning Post, Hong Kong Economic Journal and Hong Kong Economic Times.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

RsC/el

03 JAN 27 AM 7:21

Our Ref: SO-045-2002/HLGL

4th March, 2002

E-Business & Information Services,
Hong Kong Exchanges and Clearing Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Ms. Jane Shum

Dear Sirs,

Re: Press Announcement in respect of Interim Results

Further to our letters dated 1st March, 2002, we have pleasure in enclosing herewith the original form and seven copies of our press announcement in respect of interim results for Hang Lung Group Limited, Hang Lung Properties Limited and Grand Hotel Holdings Limited, in English and Chinese version, appeared today in South China Morning Post, Hong Kong Economic Journal and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2001 (unaudited)

恒隆集團有限公司
HANG LUNG GROUP LIMITED

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 31 DECEMBER 2001 (UNAUDITED)

	Note	2001 HK$Million	2000 HK$Million
Turnover	2	1,615.0	4,194.1
Other revenue	3	81.7	171.0
Direct costs and operating expenses		(766.5)	(3,017.0)
Administrative expenses		(71.1)	(68.5)
Profit from operations before finance costs		859.1	1,279.6
Finance costs	4	(181.0)	(298.4)
Operating profit		678.1	981.2
Share of results of jointly controlled entities		14.2	32.3
Profit before taxation	2&4	692.3	1,013.5
Taxation	5	(64.4)	(124.0)
Profit after taxation		627.9	889.5
Minority interests		(327.5)	(396.1)
Net profit attributable to shareholders		300.4	493.4
Interim dividend at 12¢ (2000: 12¢) per share		158.8	158.7
Earnings per share	6	22.7¢	37.3¢

Notes:

1. The interim results have not been audited.
2. Segment information

	Turnover 2001 HK$Million	Turnover 2000 HK$Million	Profit before taxation 2001 HK$Million	Profit before taxation 2000 HK$Million
(a) Business segment				
Property sales	413.6	3,041.6	66.0	367.6
Property leasing	1,071.4	993.1	798.4	751.7
Hotel owning and management	118.4	142.9	20.9	46.5
Other operations	11.6	16.5	(16.5)	30.3
	1,615.0	4,194.1	868.8	1,196.1
Interest income			61.4	152.0
Administrative expenses			(71.1)	(68.5)
Finance costs			(181.0)	(298.4)
			678.1	981.2
Share of results of jointly controlled entities			14.2	32.3
			692.3	1,013.5
(b) Geographical segment				
Group				
— Hong Kong	1,394.9	4,092.7	779.4	1,171.3
— Mainland China	220.1	101.4	89.4	24.8
	1,615.0	4,194.1	868.8	1,196.1
Interest income			61.4	152.0
Administrative expenses			(71.1)	(68.5)
Finance costs			(181.0)	(298.4)
			678.1	981.2
Share of results of jointly controlled entities			14.2	32.3
			692.3	1,013.5

For the current period, turnover comprised of revenue from the Group's principal businesses. Interest income included as part of turnover in previous years is now presented as other revenue and comparative figures have been restated to conform with *current period's classification.*

	2001 HK$Million	2000 HK$Million
3. Other revenue		
Interest income	61.4	152.0
Dividend income from listed investments	18.9	3.4
Profit on disposal of listed investments	1.4	15.6
	81.7	171.0

4. Profit before taxation is arrived at after charging:

	2001 HK$Million	2000 HK$Million
Finance costs		
Interest on borrowings	283.2	368.2
Other ancillary borrowing costs	14.7	19.3
Total borrowing costs	297.9	387.5
Less: Borrowing costs capitalised	(116.9)	(89.1)
	181.0	298.4
Cost of inventories	134.5	2,091.7
Depreciation	26.7	25.6
Unrealised loss on listed investments	36.2	—

5. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period.

	2001 HK$Million	2000 HK$Million
Group		
— Hong Kong	61.8	118.8
Jointly controlled entities		
— Hong Kong	2.6	5.2
	64.4	124.0

6. The calculation of earnings per share is based on the net profit attributable to shareholders of HK$300.4 million (2000: HK$493.4 million) and the weighted average number of 1,322.7 million (2000: 1,322.9 million) shares in issue during the period.

No diluted earnings per share is presented for both periods as the Company's share options did not give rise to any dilution.

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 31 DECEMBER 2001 (UNAUDITED)

	Note	2001 HK$Million	2000 HK$Million
Turnover	2	1,242.6	1,604.6
Other revenue		55.6	142.7
Direct costs and operating expenses		(441.8)	(616.1)
Administrative expenses		(39.5)	(42.9)
Profit from operations before finance costs		816.9	1,088.3
Finance costs	3	(116.5)	(155.3)
Operating profit		700.4	933.0
Share of results of jointly controlled entities		29.2	21.4
Profit before taxation	2&3	729.6	954.4
Taxation	4	(61.7)	(99.9)
Profit after taxation		667.9	854.5
Minority interests		(9.9)	—
		658.0	854.5
Preference dividend	5	(24.1)	(24.1)
Net profit attributable to ordinary shareholders		633.9	830.4
Interim dividend at 11¢ (2000: 11¢) per ordinary share		317.8	318.0
Earnings per ordinary share	6	21.9¢	28.7¢

Notes:

1. The interim results have not been audited.

2. Segment information

	Turnover 2001 HK$Million	Turnover 2000 HK$Million	Profit before taxation 2001 HK$Million	Profit before taxation 2000 HK$Million
(a) Business segment				
Property leasing	936.8	866.7	717.1	678.8
Property sales	305.8	737.9	83.7	309.7
	1,242.6	1,604.6	800.8	988.5
Interest income			55.6	142.7
Administrative expenses			(39.5)	(42.9)
Finance costs			(116.5)	(155.3)
			700.4	933.0
Share of results of jointly controlled entities			29.2	21.4
			729.6	954.4
(b) Geographical segment				
Group				
— Hong Kong	1,154.8	1,604.6	753.7	988.5
— Mainland China	87.8	—	47.1	—
	1,242.6	1,604.6	800.8	988.5
Jointly controlled entities				
— Hong Kong			15.4	12.4
— Mainland China			13.8	9.0
			830.0	1,009.9
Interest income			55.6	142.7
Administrative expenses			(39.5)	(42.9)
Finance costs			(116.5)	(155.3)
			729.6	954.4

For the current period, turnover comprised of revenue from the Group's principal businesses. Interest income included as part of turnover in previous years is now presented as other revenue and comparative figures have been restated to conform with current period's classification.

3. Profit before taxation is arrived at after charging/(crediting):

	2001 HK$Million	2000 HK$Million
Finance costs		
Interest on borrowings	224.5	231.0
Other ancillary borrowing costs	8.9	13.4
Total borrowing costs	233.4	244.4
Less: Borrowing costs capitalised	(116.9)	(89.1)
	116.5	155.3
Depreciation	14.7	14.2
Interest income	(55.6)	(142.7)

4. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period. No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

	2001 HK$Million	2000 HK$Million
Group		
— Hong Kong	59.5	98.1
Jointly controlled entities		
— Hong Kong	2.2	1.8
	61.7	99.9

5. The convertible cumulative preference shares of HK$7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each. The preference dividend is in respect of the six months ended 31 December 2001.

6. The calculation of earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$633.9 million (2000: HK$830.4 million) and the weighted average number of 2,890.3 million (2000: 2,891.1 million) ordinary shares in issue during the period.

No diluted earnings per ordinary share is presented for both periods as the Company's convertible cumulative preference shares did not give rise to any dilution.

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 31 DECEMBER 2001 (UNAUDITED)

	Note	2001 HK$Million	2000 HK$Million
Turnover	3	118.9	143.9
Cost of sales		(103.2)	(102.8)
Gross profit		15.7	41.1
Other revenue		7.0	10.6
Administrative expenses		(8.6)	(9.3)
Profit from operations	4	14.1	42.4
Share of results of jointly controlled entities		(0.8)	(1.3)
Profit before taxation		13.3	41.1
Taxation	5	(0.8)	(13.0)
Net profit attributable to shareholders		12.5	28.1
Interim dividend			
'A' shares: 1.5¢ (2000: 1.5¢) per share		9.3	9.3
'B' shares: 0.15¢ (2000: 0.15¢) per share		0.9	0.9
		10.2	10.2
Earnings per share	6		
'A' share		1.83¢	4.12¢
'B' share		0.18¢	0.41¢

Notes:

1. The interim results have not been audited.

2. Segment information

   As the Group's principal business is the operation of hotels and the majority of these activities during the period were carried out in Hong Kong, an analysis of the Group's turnover and profit by business and geographical segment has not been provided.

3. Turnover

   Turnover excludes interest income, comparative figure has been restated accordingly.

4. Profit from operations is arrived at after charging/(crediting):

	2001 HK$Million	2000 HK$Million
Cost of inventories	7.8	8.7
Depreciation	7.4	7.4
Interest income	(1.8)	(5.2)
Management fee income	(5.2)	(5.4)

   Interest income is now presented as other revenue for the current period and comparative figure has been restated accordingly.

5. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period. No provision has been made for overseas taxation and Hong Kong profits tax in respect of jointly controlled entities.

6. The calculation of earnings per share is based on the net profit attributable to shareholders of HK$12.5 million (2000: HK$28.1 million) and 621.6 million 'A' shares and 600 million 'B' shares in issue during the period.

4

MANAGEMENT DISCUSSION AND ANALYSIS

Name Change

At the extraordinary general meeting of the Company held on 18 December 2001, the Special Resolution regarding the change of name of the Company from "Hang Lung Development Company, Limited" to "Hang Lung Group Limited" was passed by the shareholders. The change of name is to reflect what is already known about the Group by the public. It also enables the investors to have an easy recognition of the Company as a Group and enhances the Company's corporate image.

Results and Dividend

In the six months ended 31 December 2001, turnover decreased by 61.5% to HK$1,615 million due to reduced property sales. Property sales for the period primarily related to the sale of 17 units of Garden Terrace compared to 555 units of Baycrest and 35 units of Garden Terrace sold during the previous period.

Finance costs decreased by 39.3% to HK$181 million as interest rates on bank borrowings dropped during the period, coupled with an increase in interest capitalised to projects under development.

Net profit decreased by 39.1% to HK$300.4 million and earnings per share decreased by 39.1% to 22.7 cents.

Your Board declares an interim dividend of 12 cents per share payable on 28 March 2002 to shareholders of record on 22 March 2002, the same as that paid a year ago.

Business Review

The property industry went through a very challenging period. Apartment prices hardly moved as transaction volumes increased somewhat. On the leasing front, office rental fell by 10–15% in the six months under review, and that for high end residential remained weak, while retail space fared slightly better.

Fortunately, rents in Shanghai had so far held up well. Our two shopping centers — The Grand Gateway and Plaza 66 — as well as the office tower at the latter location had all performed well.

On the property development front, The Harbourside, our Airport Railway Kowloon Station Package Four Development project, is scheduled for sale either in late 2002 or early 2003 while New Haven, our Sha Tsui Road property in Tsuen Wan, is scheduled for sale in the second quarter of 2002. Construction of the Hing Wah Street West and Hoi Fai Road projects is progressing well and the former should be available for sale in the second half of 2002.

Profit before taxation from the Group's hotel operations decreased 55.1% to HK$20.9 million during the period under review due to lower room rates. All our hotels continued to exceed the industry average occupancy level of 79%, but at the expense of room rates which was reduced by 16%. Occupancy rate at Grand Plaza Hotel was 86%, at Grand Tower Hotel 87% and at The Wesley 94%. Occupancy level at our Grand Plaza Apartments for the period under review was 92%.

Finance

The Group's consolidated net debt at 31 December 2001, being bank borrowings less cash and bank deposits, amounted to HK$8,940.2 million compared to net debt of HK$8,132.8 million at 30 June 2001. The increase was mainly caused by capital expenditures on the Group's property development projects. In October 2001, the Group concluded a HK$1 billion four-year syndicated loan with 7 leading local-based banks. The syndication reflected the strong credit rating of the Group and the confidence of the banking community in the Group's financial strength.

Outlook

In the longer run, rental contributions from the Shanghai projects should increase. What eventually may help profit will be sales of Hong Kong apartments which have low land cost relative to our competitors.

Given this environment, full year profit is likely to be lower than that of last year, but we look forward to marginally better days ahead — perhaps as early as 2003.

PUBLICATION OF RESULTS ANNOUNCEMENT

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course. It is also available on Hang Lung Group's website, *www.hanglung.com*.

BOOK CLOSE DATES

Book close dates (both days inclusive)	19 March 2002 to 22 March 2002
Latest time to lodge transfers	4:00 p.m. on 18 March 2002
Interim dividend payment date	28 March 2002

By Order of the Board
Ronnie C. Chan
Chairman

Hong Kong, 1 March 2002

5

MANAGEMENT DISCUSSION AND ANALYSIS

Name Change

At the extraordinary general meeting of the Company held on 18 December 2001, the Special Resolution regarding the change of name of the Company from "Amoy Properties Limited" to "Hang Lung Properties Limited" was passed by the shareholders. The change of name is to reflect changes in the underlying business of the Company and management believes that it is to shareholders' benefit to capitalize on the goodwill associated with the longstanding and highly recognized name of Hang Lung.

Results and Dividend

In the six months ended 31 Decenber 2001, turnover decreased by 22.6% to HK$1,242.6 million primarily due to the decrease in property sales as only 17 residential units of Garden Terrace were sold during the period compared to 35 units for the corresponding period last year.

Finance costs decreased by 25% toHK$116.5 million as interest rates on bank borrowings dropped during the period, coupled with an increase n interest capitalised to projects under development.

Net profit attributable to ordinary shareholders fell 23.7% to HK$633.9 million. Earnings per ordinary share decreased by 23.7% to 21.9 cents

Your Board declares an interim dividend of 11 cents per ordinary share payable on 28 March 2002 to ordinary shareholders of record on22 March 2002, the same as that paid last year.

Business Review

Rental income and profit from our long Kong leasing operations were both at about the same levels as the year before, with overall occupancyate at over 92% for our properties. Offices and high end residential have suffered more than retail malls. Sine our two Shanghai projects — The Grand Gateway and Plaza 66 — are now contributing, total rental incore has risen.

Our residential project at Stubbs Road, The Summit received its occupation permit in January 2002 and leasing activity should commence i the first quarter of 2002.

On the property development frontThe Harbourside, our Airport Railway Kowloon Station Package Four Development project, is scheduled ir sale either in late 2002 or early 2003. Construction of the Hing Wah Street West and Hoi Fai Road projec is both progressing well and the former should be available for sale in the second half of 2002.

Finance

The Group's consolidated net debt at1 December 2001, being bank borrowings less cash and bank deposits, amounted to HK$6,307 million comred to net debt of HK$5,227.6 million at 30 June 2001. The increase was mainly due to capital expenditus on the Group's property development projects.

Outlook

We are well positioned in the best gment of the property business as we own some of the best in town residential land at very competitive pces. Office and high end apartment rental will remain weak for some time to come. The only bright spot ithe leasing front comes from Shanghai.

Since there will not be much propertsales activities beyond Garden Terrace until the second half of 2002, profit for the full year is expected tonderperform that of the twelve months before.

PUBLICATION OF RESULTS ANNOVCEMENT

A detailed results announcement ccaining all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governinge Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published the Exchange's website in due course. It is also available on Hang Lung Group's website, *www.hangluicom.*

BOOK CLOSE DATES

Book close dates (both days inclusiv	19 March 2002 to 22 March 2002
Latest time to lodge transfers	4:00 p.m. on 18 March 2002
Interim ordinary dividend payment e	28 March 2002

By Order of the Board
Ronnie C. Chan
Chairman

Hong Kong, 1 March 2002

6

MANAGEMENT DISCUSSION AND ANALYSIS

Results and Dividends

In the six months ended 31 December 2001, turnover decreased 17.4% to HK$118.9 million due to lower room rates. Since operating expenses have been maintained at the same level as the previous period, this decrease in turnover is reflected in profit before tax which amounted to HK$13.3 million compared to the previous year's HK$41.1 million. Net profit attributable to shareholders decreased 55.5% to HK$12.5 million.

Your Board resolved to pay interim dividends of 1.5 cents per 'A' share and 0.15 cent per 'B' share payable on 28 March 2002 to shareholders of record on 22 March 2002, the same as that paid last year.

Hotel Operations

Visitor arrivals, although increased marginally by 3% over last year, did nothing to improve the operating environment. The increase in visitor arrivals from Mainland China in fact exerted further downward pressure on room rates and occupancies as these travellers were of lower financial means whose presence in Hong Kong was motivated by aggressive pricing achieved by a combination of shorter tour duration and lower accommodation cost.

All our hotels continued to exceed the industry average occupancy level of 79%, but at the expense of room rates which was reduced by 16%. Occupancy rate at Grand Plaza Hotel was 86%, at Grand Tower Hotel 87% and at The Wesley 94%.

Occupancy level at our Grand Plaza Apartments for the period under review was 92%.

Finance

During the period, the Group's debt-free position remained unchanged. At 31 December 2001, its net cash balance amounted to HK$119 million against net cash balance of HK$116.3 million at 30 June 2001.

Outlook

Mainland arrivals are now dominating the market and the thin profit margin from this sector is unlikely to create new impetus to the industry. Despite such difficult circumstances, the Company will endeavour to remain profitable.

PUBLICATION OF RESULTS ANNOUNCEMENT

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course. It is also available on Hang Lung Group's website, *www.hanglung.com*.

BOOK CLOSE DATES

Book close dates (both days inclusive)	19 March 2002 to 22 March 2002
Latest time to lodge transfers	4:00 p.m. on 18 March 2002
Interim dividend payment date	28 March 2002

By Order of the Board
Ronnie C. Chan
Chairman

Hong Kong, 1 March 2002

HKE 香港交易所

4 M[illegible] 2002

Hang Lung Group Limited
28/F
Standard Chartered Bank Bldg.
4 Des Voeux Road Central
Hong Kong

BY FAX [illegible]
28686760

Attn: Mr. Robin Ching

Dear Mr. Ching,

Hang Lung Group Limited (the "Company")

Based on the result announcement form dated 1 March 2002 of the Company, the following information has been announced: -

Entitlement : Int Div $0.12 per share.

Book closing dates: 19/03/2002 to 22/03/2002, both dates inclusive.

Kindly confirm that there is no subsequent alteration to the above information since the date of announcement by signing and returning a copy of this letter at **Fax No. 2877 6987** to us as soon as possible. The above information will be used for our calculation of the ex-price in the teletext system.

Thank you for your co-operation.

Yours sincerely,
For Hong Kong Exchanges and
Clearing Limited

For and on behalf of
HANG LUNG GROUP LIMITED
恒隆集團有限公司

Secretary

Eric Lam	Authorized Representative
Officer	Name: Robin S.W. Ching
E-Business & Information Services	Date: 5th March, 2002

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Companies Registry
公司註冊處

03 JAN 27 ... 7:21

Company Number 公司編號

6206

1 Company Name 公司名稱

HANG LUNG GROUP LIMITED
恒隆集團有限公司

2 Date(s) of Allotment 分配日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
06	03	2002	to 至	11	03	2002

3 Totals of this Allotment 此股份分配的總款額：-

Nominal Amount Paid and Payable
已繳及應繳的總面額

HKD 186,000.00

Premium Amount Paid and Payable [(A) + (B)]
已繳及應繳的溢價總額 [(A) +(B)]

HKD 895,620.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額（包括此分配）

HKD 1,323,742,242.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
				Paid 已繳付	Payable 應繳付		
Ordinary	HKD	90,000	1.00	5.49	0.00	4.49	404,100.00
Ordinary	HKD	96,000	1.00	6.12	0.00	5.12	491,520.00

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Group Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLG0080
Deadline: 30/04/2002

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

02/04/2002 FF530008
CR No. : -006206-
Sh. Form : SC1
08 $896.00

TOTAL(CHQ) $896.00

Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

6206

6 Shares Allotted for other than Cash 非現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
N/A						

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
Andrew U Hoi KWONG 鄺宇開 Solicitor	2/F., Laford Court, 54 La Salle Road, Kowloon Tong, Kowloon.	60,000		
Zitao ZHANG 張子濤 Individual	Flat D, 17/F., Coral Court, Discovery Bay, Lantau Island, New Territories.	30,000		
	Total Shares Allotted by Class 各類股份分配總額			

To be continued...

Signed 簽名：

Name 姓名： Robin Sik Wing CHING

~~Director 董事~~／Secretary 秘書

Date 日期： 27th March, 2002

Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

6206

Continuation Sheet (Sheet 1 of 1)
續頁 第 1 頁(共 1 頁)

7 Details of Allottees 獲分配股份者的詳情 (cont'd 續上頁)

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
KUNG Tak Wah 龔德華 Senior Project Manager	Flat C, 12/F., Block 2, Peaksville, 74 Robinson Road, Hong Kong	96,000		
	Total Shares Allotted by Class 各類股份分配總額	186,000		

Our Ref: SO-066-2002/HLGL

21st March, 2002

E-Business & Information Services,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

By fax (2877-6987)
And by mail

Dear Sirs,

Re: Hang Lung Group Limited (the "Company")
Publication of financial information
for the interim period ended 31st December, 2001

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any query, please contact the undersigned on telephone no. 2879-0370.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

233

Notice pursuant to *Part II and III of the Securities* (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE *LISTED COMPANY* MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a *director or chief executive*.

COMPANY NAME HANG LUNG GROUP LIMITED STOCK CODE 010

(3) Identification of director or chief executive who is *making disclosure*.

NAME (Surname first) CHAN Ronnie HKID/~~Passport~~ No. E290283(8) CONTACT PHONE NO. 2879-0111

(4) *I have or have ceased* to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. Yes / ~~No~~* (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

DAY MONTH YEAR

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. 26 03 02

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☒ (Note)

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with *another party, complete this paragraph*.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
Nil			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is *held as result of the deeming provisions* contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
(Note)		

03 JAN 27 P1 7:

(8) If any of the notifiable interest in the relevant share capital of the listed company (*described at paragraph (2)*) is *held as a result* of S.8(2), (3) and (4) of the Ordinance (*i.e.* corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
Nil		

Note: Please also fill in Page 2 for the completion of this disclosure.

(9) Name and address of registered shareholders of the notifiable interest in vant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Hang Lung Group Limited	Ordinary share	339,034,580	- (Note)	☐	☐	/ /	
Grand Hotel Holdings Limited	"A" share	15,765,607	- (Note)	☐	☐	/ /	
Grand Hotel Holdings Limited	"B" share	20,396,065	- (Note)	☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
Nil			/ /			
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
Nil				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: ____________ Date: 26 Day 03 Month 02 Year

Note

Mr. Ronnie Chan was previously deemed to be interested in the shares covered by this form for the purpose of Securities (Disclosure of Interests) Ordinance ("SDIO") by virtue of the interest of his minor child CHAN Adley Wenyang as a discretionary object of a trust which holds shares in Hang Lung Group Limited and Grand Hotel Holdings Limited as disclosed under paragraph 10. As CHAN Adley Wenyang has reached the age of 18 on 26th March, 2002, Mr. Ronnie Chan is no longer deemed to be interested in these shares under SDIO as from that date.

Our Ref: SO-074-2002/HLGL

27th March, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: Hang Lung Group Limited
Hang Lung Properties Limited
Grand Hotel Holdings Limited
- Waiver from the requirement to issue the
Interim Reports in both English and Chinese Languages

We refer to the waiver granted by you from the requirements that the Interim Reports of the above 3 companies be issued in both English and Chinese languages to be sent to the members and securities holders, and also our announcement made on 6th August, 2001. Pursuant to Paragraph 5 referred to in the said announcement, we have pleasure in enclosing herewith a soft copy of both languages of the Interim Report of each of Hang Lung Group Limited, Hang Lung Properties Limited and Grand Hotel Holdings Limited for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

Encl.
RsC/el

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st March, 2002

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 2nd April, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : 2. Preference shares :

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,323,556,242		
Increase/(~~Decrease~~) during the month	186,000		
Balance at close of the month :	1,323,742,242		

) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ _____ 2.______ Exercise price: HK$ _____	Per attached					186,000
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price: HK$* _____ 2.______ *Subscription price: HK$* _____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$_____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				Nil
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/(~~decreased~~) during the month:						186,000 ============

Remarks : ________________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	10,746,000	Nil	96,000	Nil	10,650,000	96,000
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	1,150,000	Nil	90,000	360,000#	700,000	90,000
- Exercise price: HK$6.87	350,000	Nil	Nil	Nil	350,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil

Lapsed upon cessation of employment

Our Ref: SO-087-2002/HLGL

15th April, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

Dear Sirs,

Re: Hang Lung Group Limited
Interim Report 2001-2002

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Esther Li
Assistant Company Secretary

Encl.

/el

恒隆集團
HANG LUNG GROUP

恒隆集團有限公司

HANG LUNG GROUP LIMITED

Interim Report 2001-2002

To Our Shareholders

At the 18 December 2001 extraordinary shareholders' meeting, you had approved changing the Company name from "Hang Lung Development Company, Limited" to "Hang Lung Group Limited". The change reflects our previous decision to put all future property development projects into our 60%-owned subsidiary Hang Lung Properties Limited, formerly known as Amoy Properties Limited. In the past, Hang Lung Properties only did leasing business.

Results and Dividend

In the six months ended 31 December 2001, net profit fell 39% to $300.4 million from $493.4 million of the previous year. Earnings per share retreated by 39% to 22.7 cents. Your board declares an interim dividend of 12 cents per share payable on 28 March 2002 to shareholders of record on 22 March 2002. This is the same amount as that paid a year ago.

Operations Review

Once again our industry went through a very challenging period. Apartment prices hardly moved as transaction volumes increased somewhat. On the leasing front, office rental fell by 10-15% in the six months under review, and high end residential remained weak. Retail space has fared slightly better, but the overall market is moving in the wrong direction.

Fortunately, rents in Shanghai had so far held up. Our two shopping centers — The Grand Gateway and Plaza 66 — as well as the office tower at the latter location had all performed well.

One fortunate thing of late is that the cost of money has remained cheap, with mortgage rates at all-time lows. In 2001, the prime lending rate adjusted downward 11 times which must be a record. The government has also taken correct measures for our industry. In the past few months alone, it has, among other things, announced a 10-month moratorium in selling Home Ownership Scheme units, raised the Home Purchase Loan Scheme quota, and increased tax exemptions for mortgage payments.

We were barely able to maintain Hong Kong rental income at about the same level as the year before. Shanghai projects gave us a boost, but were not sufficient to counterbalance two factors which hurt the bottom line. First, we sold less flats than the year before. Secondly, interest income fell as we deployed cash for land acquisition and building construction, and interest rate was much lower than before.

Prospects

The Hong Kong economy where by far the majority of our income is derived, will remain lethargic. Foreign financial institutions are retrenching, leading to high vacancies of offices and high end residential units, and the desirable effects of China's WTO accession have not yet come through. All that will impact consumer spending, and hence retail rents. As evidenced in the latest government figures, unemployment is worsening, and our citizens may yet delay the purchase of residential flats.

In spite of the expected increasing income from Shanghai, full year profit will likely be lower than that of last year. While we are still reviewing our strategy for non-real estate businesses, any positive effects will not become apparent for several years and even then, the magnitude will be limited.

What eventually will pull profit up will be the sales of Hong Kong apartments which are now being built. They have low land costs relative to our competitors, and as long as the overall market does not collapse altogether, should bring reasonable profits. I, for one, do not subscribe to the disastrous scenario and so look forward to marginally better days ahead — perhaps as early as 2003.

On Behalf of the Board
Ronnie C. Chan
Chairman

Hong Kong, 1 March 2002

Overview

Turnover for the period decreased by 61.5% to $1,615 million due to reduced property sales. Property sales for the period primarily related to the sale of 17 units of Garden Terrace compared to 555 units of Baycrest and 35 units of Garden Terrace sold during the previous period.

Finance costs decreased by 39.3% to $181 million as interest rates on bank borrowings dropped during the period, coupled with an increase in interest capitalised to projects under development.

Taxation for the period was lower, at $64.4 million, owing to the decrease in tax provision for the Group's subsidiaries. Net profit was $300.4 million, a decrease of 39.1% from the previous period's figure.

Property Development

The Harbourside, our Airport Railway Kowloon Station Package Four Development project, is scheduled for sale either in late 2002 or early 2003 while New Haven, our Sha Tsui Road property in Tsuen Wan, is scheduled for sale in the second quarter of 2002.

Construction of the Hing Wah Street West and Hoi Fai Road projects is progressing well and the former should be available for sale in the second half of 2002.

Property Leasing

During the period under review, rental turnover generated by our commercial, office, residential and industrial properties increased by 7.9% to $1,071.4 million. Profit before taxation from our leasing operations increased by 6.2% to $798.4 million. The increase in rental turnover and profit is due to additional contributions from Shanghai projects.

Hong Kong

Our residential project at Stubbs Road, The Summit received its occupation permit in January 2002. This 70-storey residential tower comprises 52 luxury duplex units and 2 double duplex units and leasing activity will commence in the first quarter of 2002.

Shanghai

By the end of December, the 99,200 sq.m. retail complex of The Grand Gateway, the largest modern shopping mall in Shanghai, was fully leased. The 34-storey residential tower has 268 luxuriously furnished serviced apartments and is practically fully leased.

Plaza 66, our newly completed project in Shanghai, had its Grand Opening in July 2001. The 50,100 sq.m. mall is nearly fully leased and the ground level features one of the biggest collections of international name brands in the city, including Chanel, Cartier and Louis Vuitton and is attracting high customer traffic. Its 66-storey office tower is fully leased and is occupied mostly by major multinational companies.

Hotel Operations

Profit before taxation from the Group's hotel operations decreased 55.1% to $20.9 million during the period under review due to lower room rates.

All our hotels continued to exceed the industry average occupancy level of 79%, but at the expense of room rates which was reduced by 16%. Occupancy rate at Grand Plaza Hotel was 86%, at Grand Tower Hotel 87% and at The Wesley 94%.

Occupancy level at our Grand Plaza Apartments for the period under review was 92%.

Finance

The Group's consolidated net debt at 31 December 2001, being bank borrowings less cash and bank deposits, amounted to $8,940.2 million compared to net debt of $8,132.8 million at 30 June 2001. The increase was mainly caused by capital expenditures on the Group's property development projects. In October 2001, the Group concluded a $1 billion four-year syndicated loan with 7 leading local-based banks. The syndication reflected the strong credit rating of the Group and the confidence of the banking community in the Group's financial strength.

* * * * *

Interim Dividend and Closure of Register of Members

The directors have declared an interim dividend of 12 cents (2000: 12 cents) per share for the 6 months ended 31 December 2001 payable on 28 March 2002 to shareholders whose names appear on the Register of Members on 22 March 2002. The Register of Members will be closed from 19 March 2002 to 22 March 2002, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 18 March 2002.

Purchase, Sale or Redemption of Listed Securities

During the accounting period, there was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities.

Compliance with the Code of Best Practice

None of the directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors' Interests in Shares

As at 31 December 2001, the interests of each director and their associates in the issued share capital of the Company and its associated corporations as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies are set out on Table 1.

Directors' Rights to Acquire Shares

On 1 November 2001, Mr. Terry S.Y. Ng had been granted an option to subscribe for 1,250,000 shares in the Company at $5.87 per share under the Share Option Scheme of the Company which is exercisable in 3 tranches, i.e. 20% from 1 November 2002, 30% from 1 November 2003 and 50% from 1 November 2004, all expiring on 31 October 2011. The exercise period is subject to change by the Board at its discretion to an earlier but not a later date.

Save as aforesaid, none of the directors and their respective spouses and children under 18 years of age had been granted any rights to subscribe for equity or debt securities of the Company during the accounting period.

Substantial Shareholder's Interests in Shares

As at 31 December 2001, the interests of every person, other than directors of the Company, in the issued share capital of the Company as recorded in the register required to be kept under Section 16(1) of the Securities (Disclosure of Interests) Ordinance are set out on Table 2.

Table 1: Directors' Interests in Shares

The Company

	Shares of $1.00 each				Share Options
	Personal Interests	Family Interests	Corporate Interests	Other Interests	Personal Interests
Ronnie C. Chan	—	—	—	339,034,580 (Note 1)	—
S.S. Yin	—	—	—	—	—
Nelson W.L. Yuen	—	—	—	—	2,500,000 (Note 2)
Gerald L. Chan	—	—	—	339,034,580 (Note 1)	—
Laura L.Y. Chen	—	—	—	—	—
H.K. Cheng	—	—	—	—	—
Wilfred S.L. Ho	—	—	—	—	1,250,000 (Note 2)
Simon S.O. Ip	—	—	—	—	—
Terry S.Y. Ng	—	—	—	—	1,250,000 (Note 3)

Hang Lung Properties Limited

	Ordinary Shares of $1.00 each			
	Personal Interests	Family Interests	Corporate Interests	Other Interests
Ronnie C. Chan	—	—	—	—
S.S. Yin	—	—	—	—
Nelson W.L. Yuen	—	—	—	—
Gerald L. Chan	—	—	—	—
Laura L.Y. Chen	—	—	—	—
H.K. Cheng	—	—	—	—
Wilfred S.L. Ho	—	—	—	—
Simon S.O. Ip	—	—	—	—
Terry S.Y. Ng	—	—	—	—

Table I: Directors' Interests in Shares (Continued)

Grand Hotel Holdings Limited

	Class*	Number of Shares Personal Interests	Family Interests	Corporate Interests	Other Interests
Ronnie C. Chan	A	—	—	—	15,765,607 (Note 1)
	B	—	—	—	20,396,065 (Note 1)
S.S. Yin		—	—	—	—
Nelson W.L. Yuen		—	—	—	—
Gerald L. Chan	A	—	—	—	15,765,607 (Note 1)
	B	—	—	—	20,396,065 (Note 1)
Laura L.Y. Chen		—	—	—	—
H.K. Cheng		—	—	—	—
Wilfred S.L. Ho		—	—	—	—
Simon S.O. Ip		—	—	—	—
Terry S.Y. Ng		—	—	—	—

* A: 'A' Shares of $0.10 each B: 'B' Shares of $0.01 each

Notes

1. These shares were held by a trust of which associates of Mr. Ronnie C. Chan and Mr. Gerald L. Chan are members of a wide class of discretionary objects.

2. These share options were granted to the named directors on 24 February 2000 under the Share Option Scheme of the Company at exercise price of $6.12 per share, exercisable in 3 tranches, i.e. 20% from 24 February 2001, 30% from 24 February 2002 and 50% from 24 February 2003, all expiring on 23 February 2010.

3. The share option was granted on 1 November 2001 under the Share Option Scheme of the Company at exercise price of $5.87 per share, exercisable in 3 tranches, i.e. 20% from 1 November 2002, 30% from 1 November 2003 and 50% from 1 November 2004, all expiring on 31 October 2011.

4. The exercise periods of the above-mentioned Share Options are subject to change by the Board at its discretion to an earlier but not a later date.

5. During the period, none of the above-mentioned directors has exercised options to subscribe for shares under the Share Option Scheme.

Table 2: Substantial Shareholder's Interests in Shares

	Number of Shares Held
Cole Limited	476,834,580 (Note)

Note

These shares had included the 339,034,580 shares held by a trust of which associates of Mr. Ronnie C. Chan and Mr. Gerald L. Chan are members of a wide class of discretionary objects (as referred to in Note 1 of Table 1).

CONSOLIDATED INCOME STATEMENT

For the six months ended 31 December 2001 (Unaudited)

	Note	**2001 HK$Million**	2000 HK$Million
Turnover	2	**1,615.0**	4,194.1
Other revenue	3	**81.7**	171.0
Direct costs and operating expenses		**(766.5)**	(3,017.0)
Administrative expenses		**(71.1)**	(68.5)
Profit from operations before finance costs		**859.1**	1,279.6
Finance costs	4	**(181.0)**	(298.4)
Operating profit		**678.1**	981.2
Share of results of jointly controlled entities		**14.2**	32.3
Profit before taxation	2 & 4	**692.3**	1,013.5
Taxation	5	**(64.4)**	(124.0)
Profit after taxation		**627.9**	889.5
Minority interests		**(327.5)**	(396.1)
Net profit attributable to shareholders		**300.4**	493.4
Interim dividend at 12¢ (2000: 12¢) per share		**158.8**	158.7
Earnings per share	6	**22.7¢**	37.3¢

The annexed notes form part of the interim financial statements.

CONSOLIDATED BALANCE SHEET

At 31 December 2001 (Unaudited)

	Note	**31/12/2001 HK$Million**	30/6/2001 HK$Million
ASSETS			
Non-current assets			
Fixed assets		**34,156.1**	34,284.4
Interest in jointly controlled entities		**1,744.9**	1,863.8
Loans and investments		**381.0**	373.4
		36,282.0	36,521.6
Current assets			
Inventories		**9,291.7**	8,769.4
Trade and other receivables	7	**270.1**	234.6
Investments		**499.3**	521.4
Cash and deposits with banks		**4,369.3**	4,187.1
		14,430.4	13,712.5
Current liabilities			
Bank loans and overdrafts		**2,864.5**	5,049.9
Trade and other payables	8	**1,907.4**	2,048.6
Taxation		**291.0**	342.2
		5,062.9	7,440.7
Net current assets		**9,367.5**	6,271.8
Total assets less current liabilities		**45,649.5**	42,793.4
Non-current liabilities			
Bank loans		**10,445.0**	7,270.0
Other borrowings		**1,371.2**	1,390.1
		11,816.2	8,660.1
Minority interests		**14,845.3**	14,986.7
NET ASSETS		**18,988.0**	19,146.6
CAPITAL AND RESERVES			
Share capital	9	**1,323.6**	1,322.3
Reserves		**17,505.6**	17,401.1
Proposed dividend		**158.8**	423.2
Shareholders' funds		**18,988.0**	19,146.6

The annexed notes form part of the interim financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31 December 2001 (Unaudited)

	2001 HK$Million	2000 HK$Million
Net cash inflow from operating activities	**246.5**	965.0
Net cash outflow from returns on investments and servicing of finance	**(981.2)**	(1,155.2)
Hong Kong profits tax paid	**(113.0)**	(139.2)
Net cash inflow from investing activities	**77.7**	341.8
Net cash (outflow)/inflow before financing	**(770.0)**	12.4
Net cash inflow/(outflow) from financing	**951.1**	(1,338.4)
Increase/(Decrease) in cash and cash equivalents	**181.1**	(1,326.0)
Cash and cash equivalents at 1 July	**4,182.7**	5,155.4
Cash and cash equivalents at 31 December	**4,363.8**	3,829.4
Analysis of the balances of cash and cash equivalents		
Cash and deposits with banks	**4,369.3**	3,838.9
Bank overdrafts	**(5.5)**	(9.5)
	4,363.8	3,829.4

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the six months ended 31 December 2001 (Unaudited)

	2001 HK$Million	2000 HK$Million
Net losses not recognised in the consolidated income statement	**—**	(30.2)
Net profit for the period	**300.4**	493.4
Less: Realisation of capital reserves on disposal of properties	**(46.7)**	(102.7)
Total recognised gains	**253.7**	360.5

Notes

1. Basis of preparation

The interim financial statements are unaudited and have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" and Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited. The same accounting policies and methods of computation adopted in the annual financial statements for the year ended 30 June 2001 have been applied to the interim financial statements except the Group has adopted the new and revised SSAPs with effect from 1 July 2001 as described below.

(a) *Proposed dividend*

In accordance with the revised SSAP 9 "Events after the balance sheet date", dividend declared or proposed after balance sheet date are not recognised as a liability at balance sheet date but recognised as a separate component of shareholders' funds. This change in accounting policy has been applied retrospectively so that the proposed final dividend amounting to HK$423.2 million previously recorded as a current liability as at 30 June 2001 has been restated, resulting an increase in shareholders' funds from HK$18,723.4 million to HK$19,146.6 million.

1. **Basis of preparation** (continued)

(b) *Segment reporting*

In note 2 to these interim financial statements, the Group has disclosed segment revenue and results as defined under SSAP 26 "Segment reporting". In accordance with the Group's internal financial reporting, the Group has determined that business segment be presented as the primary reporting format and geographical segment as the secondary reporting format. Comparative information has been given.

(c) *Goodwill/negative goodwill*

In prior years, goodwill/negative goodwill arising on consolidation of subsidiaries and jointly controlled entities, representing the excess/shortfall of the cost of the acquisition over the appropriate share of the fair value of the separable net assets at the date of acquisition, was taken to reserves in the year in which it arose. On disposal of a subsidiary or jointly controlled entity, the attributable amount of goodwill/negative goodwill is included in calculating the profit or loss on disposal.

With effect from 1 July 2001, the Group adopted an accounting policy to recognise goodwill as an asset which is amortised on a straight-line basis over its estimated useful life and for negative goodwill to be recognised in the consolidated income statement in accordance with the provisions of SSAP 30 "Business combinations". On disposal of a subsidiary or jointly controlled entity, any attributable amount of purchased goodwill not previously amortised through the consolidated income statement is included in the calculation of the profit or loss on disposal.

The Group has taken advantage of the transitional provisions in SSAP 30 and has made no retrospective adjustment to goodwill/negative goodwill that arose from acquisitions prior to 1 July 2001, which has been previously taken to reserves.

2. Segment information

	Turnover 2001 HK$Million	Turnover 2000 HK$Million	Profit before taxation 2001 HK$Million	Profit before taxation 2000 HK$Million
(a) Business segment				
Property sales	**413.6**	3,041.6	**66.0**	367.6
Property leasing	**1,071.4**	993.1	**798.4**	751.7
Hotel owning and management	**118.4**	142.9	**20.9**	46.5
Other operations	**11.6**	16.5	**(16.5)**	30.3
	1,615.0	4,194.1	**868.8**	1,196.1
Interest income			**61.4**	152.0
Administrative expenses			**(71.1)**	(68.5)
Finance costs			**(181.0)**	(298.4)
			678.1	981.2
Share of results of jointly controlled entities			**14.2**	32.3
			692.3	1,013.5
(b) Geographical segment				
Group				
— Hong Kong	**1,394.9**	4,092.7	**779.4**	1,171.3
— Mainland China	**220.1**	101.4	**89.4**	24.8
	1,615.0	4,194.1	**868.8**	1,196.1
Interest income			**61.4**	152.0
Administrative expenses			**(71.1)**	(68.5)
Finance costs			**(181.0)**	(298.4)
			678.1	981.2
Share of results of jointly controlled entities			**14.2**	32.3
			692.3	1,013.5

For the current period, turnover comprised of revenue from the Group's principal businesses. Interest income included as part of turnover in previous years is now presented as other revenue and comparative figures have been restated to conform with current period's classification.

3. Other revenue

	2001 HK$Million	2000 HK$Million
Interest income	**61.4**	152.0
Dividend income from listed investments	**18.9**	3.4
Profit on disposal of listed investments	**1.4**	15.6
	81.7	171.0

4. Profit before taxation

	2001 HK$Million	2000 HK$Million
Profit before taxation is arrived at after charging:		
Finance costs		
Interest on borrowings	**283.2**	368.2
Other ancillary borrowing costs	**14.7**	19.3
Total borrowing costs	**297.9**	387.5
Less: Borrowing costs capitalised	**(116.9)**	(89.1)
	181.0	298.4
Cost of inventories	**134.5**	2,091.7
Depreciation	**28.7**	25.6
Unrealised loss on listed investments	**36.2**	—

5. Taxation

Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period.

	2001 HK$Million	2000 HK$Million
Group		
— Hong Kong	**61.8**	118.8
Jointly controlled entities		
— Hong Kong	**2.6**	5.2
	64.4	124.0

6. Earnings per share

The calculation of earnings per share is based on the net profit attributable to shareholders of HK$300.4 million (2000: HK$493.4 million) and the weighted average number of 1,322.7 million (2000: 1,322.9 million) shares in issue during the period.

No diluted earnings per share is presented for both periods as the Company's share options did not give rise to any dilution.

7. Trade and other receivables

Included in trade and other receivables are trade debtors with the following ageing analysis:

	31/12/2001 HK$Million	30/6/2001 HK$Million
Within 1 month	**59.7**	77.1
1 - 3 months	**67.5**	22.7
Over 3 months	**9.6**	10.6
	136.8	110.4

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

8. Trade and other payables

Included in trade and other payables are trade creditors with the following ageing analysis:

	31/12/2001 HK$Million	30/6/2001 HK$Million
Within 1 month	**373.7**	412.7
Over 3 months	**557.3**	646.6
	931.0	1,059.3

9. Share capital

	Number of shares of HK$1 each	HK$Million
Issued and fully paid		
At 1 July 2001	**1,322,278,242**	**1,322.3**
Shares issued under share option scheme	**1,278,000**	**1.3**
At 31 December 2001	**1,323,556,242**	**1,323.6**

Share Option Scheme

At 31 December 2001, the directors and employees had the following interests in options to subscribe for shares of the Company ("Share Option") granted at nominal consideration under the Share Option Scheme of the Company. Each Share Option gives the holder the right to subscribe for one share.

	Number of Share Options outstanding on 1 July 2001 (Note 1)	Number of Share Options exercised during the period	Number of Share Options outstanding on 31 December 2001	Date granted	Period during which options exercisable (Note 2)	Exercise price HK$	Weighted average share price before exercise of options HK$	Share price before date of grant of options HK$
Directors								
Nelson W.L. Yuen	2,500,000	–	2,500,000	24 February 2000	24 February 2001 to 23 February 2010	6.12	–	–
Wilfred S.L. Ho	1,250,000	–	1,250,000	24 February 2000	24 February 2001 to 23 February 2010	6.12	–	–
Terry S.Y. Ng	–	–	1,250,000	1 November 2001	1 November 2002 to 31 October 2011	5.87	–	6.55
Alfred H.K. Li	1,250,000	1,250,000 (Note 3)	–	24 February 2000	24 February 2001 to 23 February 2010	6.12	7.06	–
Employees	7,136,000	28,000	7,108,000	24 February 2000	24 February 2001 to 23 February 2010	6.12	7.35	–
	1,150,000	–	1,150,000	1 December 2000	30 November 2001 to 29 November 2010	5.49	–	–
	–	–	350,000	10 July 2001	10 July 2002 to 9 July 2011	6.87	–	7.50
	–	–	120,000	7 December 2001	7 December 2002 to 6 December 2011	6.83	–	7.10

9. Share capital (continued)

The Share Options granted are not recognised in the financial statements until they are exercised. The weighted average value per Share Option granted during the period estimated at the date of grant using the Black-Scholes pricing model ("the Model") was HK$2. The weighted average assumptions used are as follows:

Risk-free interest rate	5%
Expected life (in years)	6
Volatility	0.4
Expected dividend per share	HK$0.44

The Model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. As the Company's Share Options have characteristics significantly different from those of traded options, the Model may not necessarily provide a reliable measure of the fair value of the Share Options.

Notes

1. During the period, there were no Share Options that were cancelled or lapsed.
2. Subject to change by the Board at its discretion to an earlier but not a later date.
3. Mr. Alfred H.K. Li exercised his option after he ceased to be director on 31 October 2001 to subscribe for 1,000,000 shares.

10. Capital commitments

At 31 December 2001, capital commitments contracted but not provided for, amounted to HK$734.8 million (30/6/2001: HK$819.0 million).

In addition, the Group's share of capital commitments of the jointly controlled entities is as follows:

	31/12/2001 *HK$Million*	30/6/2001 *HK$Million*
Contracted for	**109.2**	172.7
Authorised but not contracted for	**100.9**	110.0
	210.1	282.7

11. Related party transactions

The Group has a 20% interest in a jointly controlled entity which participated in the development of Package One of the MTRC Tung Chung Station Development Project. At 31 December 2001, the Group advanced to this jointly controlled entity a total of HK$1,347.1 million (30/6/2001: HK$1,393.9 million). All advances are unsecured, interest-free and have no fixed settlement dates.

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th April, 2002

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

03 JUN 27 AM 7:21

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 3rd May, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): (______)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,323,742,242		
Increase/(Decrease) during the month	-		
Balance at close of the month :	1,323,742,242		

Details of Movement :
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ______ 2.______ Exercise price: HK$ ______	Per	attached				Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price: HK$* ______ 2.______ *Subscription price: HK$* ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$______	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				Nil
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					Nil

Remarks : ________________________

Authorised Signatory:

Name : Esther Li
Title : Assistant Co. Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	10,650,000	Nil	Nil	Nil	10,650,000	Nil
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	700,000	Nil	Nil	Nil	700,000	Nil
- Exercise price: HK$6.87	350,000	Nil	Nil	Nil	350,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil

Form 表格 SC1

Return of Allotments
股份分配申報表

CR

Companies Registry
公 司 註 冊 處

Company Number 公司編號

6206

1 Company Name 公司名稱

HANG LUNG GROUP LIMITED
恒隆集團有限公司

2 Date(s) of Allotment 分配日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
22	05	2002	to 至	30	05	2002

3 Totals of this Allotment 此股份分配的總款額：-

Nominal Amount Paid and Payable
已繳及應繳的總面額

HKD 65,000.00

Premium Amount Paid and Payable [(A) + (B)]
已繳及應繳的溢價總額 [(A) +(B)]

HKD 291,850.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額（包括此分配）

HKD 1,323,807,242.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額 — Paid 已繳付	Amount Paid and Payable on Each Share 每股已／應繳付的款額 — Payable 應繳付	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
Ordinary	HKD	65,000	1.00	5.49	0.00	4.49	291,850.00

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Group Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLG0083
Deadline: 24/07/2002

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

04/06/2002 EE397290
CR No. : -006206-
Sh. Form : SC1
08 $292.00
---------- ----------------
TOTAL(CSH) $292.00

Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

6206

6 Shares Allotted for other than Cash 非現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
		N/A				

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
Su-Chuen MONG 孟淑娟 N/A	22A Caine Building, 22 Caine Road, Hong Kong.	5,000		
Chester Hung Tim HO 何鴻添 N/A	2nd Floor, Flat B, Moon Villa, 12 Osmanthus Road, Yau Yat Chuen, Kowloon.	60,000		
	Total Shares Allotted by Class 各類股份分配總額	65,000		

Signed 簽名：

Name 姓名： Robin Sik Wing CHING

~~Director 董事~~／Secretary 秘書

Date 日期： 3rd June, 2002

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st May, 2002

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

03 JUN 27 AM 7:21

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 4th June, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,323,742,242		
Increase/(~~Decrease~~) during the month	65,000		
Balance at close of the month :	1,323,807,242		

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.____ Exercise price: HK$ ____ 2.____ Exercise price: HK$ ____	Per	attached				65,000
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.____ *Subscription price: HK$* ____ 2.____ *Subscription price: HK$* ____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
____ Convertible price: HK$____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				Nil
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(~~decreased~~) during the month:					65,000 =============

Remarks : ________________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	10,650,000	Nil	Nil	Nil	10,650,000	Nil
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	700,000	Nil	65,000	Nil	635,000	65,000
- Exercise price: HK$6.87	350,000	Nil	Nil	Nil	350,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Companies Registry
公 司 註 冊 處

Company Number 公司編號

6206

1 Company Name 公司名稱

HANG LUNG GROUP LIMITED
恒隆集團有限公司

2 Date(s) of Allotment 分配日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
21	06	2002	to 至			

3 Totals of this Allotment 此股份分配的總款額 : -

Nominal Amount Paid and Payable 已繳及應繳的總面額: HKD 5,000.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)]: HKD 22,450.00

4 Cumulative Total of Paid-up Capital (Including this Allotment) 累積繳足股款總額（包括此分配）: HKD 1,323,812,242.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
				Paid 已繳付	Payable 應繳付		
Ordinary	HKD	5,000	1.00	5.49	0.00	4.49	22,450.00

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Group Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLG0084
Deadline: 15/08/2002

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

28/06/2002 II451588
CR No. : -006206-
Sh. Form : SC1
08 $23.00

TOTAL(CSH) $23.00

Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

6206

6 Shares Allotted for other than Cash 非現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
		N/A				

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
Su Chuen MONG 孟淑娟 N/A	22A Caine Building, 22 Caine Road, Hong Kong	5,000		
	Total Shares Allotted by Class 各類股份分配總額	5,000		

Signed 簽名：

Name 姓名： Robin Sik Wing CHING

~~Director 董事~~／Secretary 秘書

Date 日期： 28th June, 2002

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 30th June, 2002

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li (Name of Responsible Official) Tel No.: 2879-0365

Date : 3rd July, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ____
4. Warrants : please specify : ____

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ____)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,323,807,242		
Increase/(~~Decrease~~) during the month	5,000		
Balance at close of the month :	1,323,812,242		

J) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.__________ Exercise price: HK$ ______ 2.__________ Exercise price: HK$ ______	Per	attached				5,000
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.__________ *Subscription price:* *HK$* ______ 2.__________ *Subscription price:* *HK$* ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
__________ Convertible price: HK$______	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				Nil
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/(~~decreased~~) during the month:						5,000 ============

Remarks : ______________________________

____

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secretar

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	10,650,000	Nil	Nil	Nil	10,650,000	Nil
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	635,000	Nil	5,000	240,000	390,000	5,000
- Exercise price: HK$6.87	350,000	Nil	Nil	Nil	350,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

232

Notice pursuant to *Part II and III* of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME HANG LUNG GROUP LIMITED STOCK CODE 10

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) CHAN Lokchung, Gerald HKID/Passport No. D698106 CONTACT PHONE NO. 28790111

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. Yes / ~~No~~ * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

DAY MONTH YEAR

(a) DATE event or *change of circumstances* took place giving rise to this duty of disclosure. 22 07 02

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick *appropriate box number(s)*] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☒ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
Nil			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions *contained in section* 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	USA ~~HKID~~/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
* CHAN, Evan Wesley	100786117	339,034,580

* as member of a wide class of discretionary objects of a trust

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) *and (4) of the Ordinance* (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
Nil		

Note: Please also fill in Page 2 for the completion of this disclosure.

(9) Name and address of registered shareholders of the notifiable interest ir   vant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
		see APPENDIX I	

(10) Declaration of interests subsisting at the date of this *notice form* and transactions in the securities of the listed company and associated *corporations* since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐	/ /	
	see APPENDIX II			☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
N/A			/ /			
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAMES(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]

Date: 26 Day 07 Month 02 Year

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/ Passport No.	ADDRESS	NUMBER OF SHARES HELD
Cole Limited	N/A	33/37 Athol Street, Douglas, Isle of Man.	122,415,580
HKSCC Nominees Limited	N/A	1 Queen's Road Central, Hong Kong.	89,119,000
ACCAP (Nominees) Limited	N/A	36/F., Bank of America Tower, 12 Harcourt Road, Hong Kong.	27,500,000
UBS (Hong Kong) Nominees Ltd.	N/A	25/F., One Exchange Square, Central, Hong Kong.	18,000,000
Chekiang First Bank (Nominees) Limited	N/A	1/F., Chekiang First Bank Centre, 1 Duddell Street, Central, Hong Kong.	22,000,000
Horsford Nominees Limited	N/A	G.P.O. Box 199, Hong Kong.	60,000,000

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUI-SITION	DIS-POSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Hang Lung Group Limited	Ord. Shares	339,034,580	339,034,580			N/A	
Grand Hotel Holdings Limited	Ord. "A" Shares	15,765,607	15,765,607			N/A	
Grand Hotel Holdings Limited	Ord. "B" Shares	20,396,065	20,396,065			N/A	

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

26

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME HANG LUNG GROUP LIMITED STOCK CODE 10

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY HK$ CLASS ordinary DESCRIPTION BY NOMINAL VALUE HK$1.00

(3) Identification of corporation making disclosure

FULL NAME Cole Limited BUSINESS REGISTRATION NO. N/A

ADDRESS OF REGISTERED OFFICE 33/37 Athol Street, Douglas, Isle of Man

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG Nil

PLACE OF INCORPORATION Isle of Man LISTED ON SEHK ~~Yes~~/ No * (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First) HO Tuen Yee, Belinda CONTACT PHONE NO. 2576-6800

(4) Information disclosed pursuant to Part II of the Ordinance.

DAY MONTH YEAR

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. 22 07 02

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☒ 7 ☐

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested (Other Interests) and/or deemed to be interested. 476,834,580

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 476,834,580

03 AUG 27 PM 7:21

Note: Please also fill in Page 2 for the completion of this disclosure.

any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
Nil			

ll any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
and Enterprises Limited	Pasea Estate, Road Town, Tortola, British Virgin Islands.	44,800,000
gswick Investment Limited	Pasea Estate, Road Town, Tortola, British Virgin Islands.	93,000,000

Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
see attached			

e continue on separate sheet if insufficient space available.)

ORIZED SIGNATORY

name: HO Tuen Yee, Belinda

Position held at the company: Director

e signing this notice form, the signatory should make sure all the information disclosed herein is correct.
ne signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 26 / 07 / 02
Day Month Year

sn

(8) **Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.**

NAME (Surname First for Individual)	HKID/ Passport No.	ADDRESS	NUMBER OF SHARES HELD
Cole Limited	N/A	33/37 Athol Street, Douglas, Isle of Man.	122,415,580
HKSCC Nominees Limited	N/A	1 Queen's Road Central, Hong Kong.	162,822,000
ACCAP (Nominees) Limited	N/A	36/F., Bank of America Tower, 12 Harcourt Road, Hong Kong.	27,500,000
Boland Enterprises Limited	N/A	P.O. Box 3149, Road Town, Pasea Estate, Tortola, British Virgin Islands.	18,800,000
Kingswick Investment Limited	N/A	P.O. Box 3149, Road Town, Pasea Estate, Tortola, British Virgin Islands.	297,000
UBS (Hong Kong) Nominees Ltd.	N/A	25/F., One Exchange Square, Central, Hong Kong.	18,000,000
BTM Nominees (HK) Ltd.	N/A	1/F., Far East Finance Centre, 16 Harcourt Road, Hong Kong.	19,000,000
Chekiang First Bank (Nominees) Limited	N/A	1/F., Chekiang First Bank Centre, 1 Duddell Street, Central, Hong Kong.	22,000,000
HSBC Nominees (Hong Kong) Limited	N/A	1 Queen's Road Central, Hong Kong.	26,000,000
Horsford Nominees Limited	N/A	G.P.O. Box 199, Hong Kong.	60,000,000

03 JUN 27 AM 7:21

Our Ref: SO-158-2002/HLGL

29th July, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Notification of Board Meeting

Please be informed that a Board Meeting of our Company will be held on Wednesday, 28th August, 2002 at 11:00 a.m. to consider the preliminary announcement of results for the year ended 30th June, 2002 and final dividend to be recommended to shareholders. You will be notified of the results and decision on dividend on that day.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

RsC/el

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st July, 2002

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 5th August, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,323,812,242		
Increase/(Decrease) during the month	-		
Balance at close of the month :	1,323,812,242		

(D) Details of Movement :
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.____ Exercise price: HK$ ____ 2.____ Exercise price: HK$ ____	Per	attached				Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.____ Subscription price: HK$ ____ 2.____ Subscription price: HK$ ____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
____ Convertible price: HK$____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				Nil
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						Nil

Remarks : ____________________

Authorised Signatory:

Name : Esther Li
Title : Assistant Co. Secretar

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	10,650,000	Nil	Nil	Nil	10,650,000	Nil
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	390,000	Nil	Nil	Nil	390,000	Nil
- Exercise price: HK$6.87	350,000	Nil	Nil	Nil	350,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil

恒隆集團有限公司
HANG LUNG GROUP LIMITED

03 ... 7:21

URGENT

Your Ref: ACK20663/2002
Our Ref : SO-177-2002/HLG

28th August, 2002

HANG LUNG GROUP

Listing Division,
The Stock Exchange of Hong Kong Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

BY FAX & BY HAND
(Fax No.2523-1254)

Attn: Ms. Jane Shum

Dear Madam,

Re: Final Dividend for the year ended 30th June, 2002

Please be informed that at a Directors' Meeting of the Company held on 28th August, 2002, the board has resolved to recommend a final dividend of 32 cents per share to be paid on 29th November, 2002 to shareholders registered as of 15th November, 2002.

As requested in your letter dated 30th July, 2002, we enclose herewith a duly completed Results Announcement Form for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

Encl.
RsC/el

28/F Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Telephone (852) 2879 0111
Facsimile (852) 2868 6031
Website www.hanglung.com

To : Listing Division of The Stock Exchange of Hong Kong Limited
E-Business & Information Services Department of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES:

1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ACCURACY WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE TELETEXT SYSTEM UPON RECEIPT.
3) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Hang Lung Group Limited (Name of Company/~~Representative Company~~)
No. of pages: 2

Robin Ching (Responsible Official)
2879-0370 (Contact Telephone Number)
28th August, 2002 Date

Name of listed company : HANG LUNG GROUP LIMITED

Year end date : 30 / 6 / 02

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☒ No (Note 1)

To be published in the newspapers (if applicable)
☒ Summarised results announcement
☐ Full results announcement

Auditors' Report ☐ Qualified ☐ Modified ☒ Unqualified ☐ N/A

Review of interim report (if applicable) by
Audit committee
☐ Auditors
☐ Neither of the above
N/A

	(Audited/~~Unaudited~~*) Current Period from 1/7/01 to 30/6/02 (HK$)'million	(Audited/~~Unaudited~~*) Last Corresponding Period from 1/7/00 to 30/6/01 (HK$)'million
Turnover (Note I)	3,254.0	5,578.6
Profit/(~~Loss~~) from Operations (Note III)	1,848.2	2,180.3
Finance cost	(372.5)	(501.6)
Share of Profit / (Loss) of Associates	-	-
Share of Profit / (~~Loss~~) of Jointly Controlled Entities	23.5	45.1
Profit / (~~Loss~~) after Taxation & MI	691.8	744.5
% Change over Last Period	-7.1 %	
EPS / (~~LPS~~) - Basic (Note 2(a))	52.3¢	56.3¢
- Diluted (Note 2(b))	52.2¢	56.2¢
Extraordinary ("ETD") Gain / (Loss)	-	-
Profit / (~~Loss~~) after ETD Items	691.8	744.5
~~Interim~~ / Final* Dividend per Share	32¢	32¢
(specify if with other options)	Nil	Nil

B / C Dates for ~~Interim~~ / Final* Dividend : 13/11/02 to 15/11/02 bdi.

Payable Date : 29/11/02

B / C Dates for (_____) General Meeting : N/A to _____ bdi.

Other Distribution for Current Period : Nil

B / C Date for Other Distribution : N/A to _____ bdi.

* Please delete as appropriate.

A description or an explanatory note (Note IV)

For and on behalf of
HANG LUNG GROUP LIMITED

Signature : [signature]
Name : Robin Ching
Title : Secretary

Hang Lung Group Limited

Notes

1. For the current year, interest income is excluded as part of the turnover and is presented as other revenue. Comparative figures have been restated accordingly.

2. (a) The calculation of basic earnings per share is based on the net profit attributable to shareholders of HK$691.8 million (2001: HK$744.5 million) and the weighted average number of 1,323.2 million (2001: 1,322.7 million) shares in issue during the year.

   (b) The calculation of diluted earnings per share is based on the adjusted net profit attributable to shareholders of HK$691.8 million (2001: HK$744.5 million) and the weighted average number of 1,325.5 million (2001: 1,324.7 million) shares after adjusting for the effects of all dilutive potential shares.

Our Ref: SO-181-2002/HLGL

28th August, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Joint Announcement
- Hang Lung Group Ltd/Hang Lung Properties Ltd/Grand Hotel Holdings Ltd

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Mr. Joseph Wan of the Exchange on 28th August, 2002 at 9:45 p.m. The document may be published after (but should not be published before) 1:00 a.m. on 29th August, 2002.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

Our Ref: SO-182-2002/HLG

29th August, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn: Ms. Jane Shum

Dear Madam,

Re: **Hang Lung Group Limited**
- Closure of Books

Please be informed that the Register of Members of the company will be closed from Wednesday, 13th November, 2002 to Friday, 15th November, 2002, both days inclusive. Notice of the said book closing dates, in English and Chinese version, has been published today in South China Morning Post and Hong Kong Economic Times.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Esther Li
Assistant Company Secretary

/el

Our Ref: SO-186-2002/HLGL

29th August, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: **Joint Announcement**
- Hang Lung Group Limited
- Hang Lung Properties Limited
- Grand Hotel Holdings Limited

We have pleasure in enclosing herewith the original form and seven copies of the joint announcement in respect of the above 3 companies, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Esther Li
Assistant Company Secretary

Encl.

/el

恒隆集團有限公司
HANG LUNG GROUP LIMITED
(incorporated in Hong Kong with limited liability)

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT

(I) Proposed acquisition of interests in 460,575,581 A Shares and 417,686,735 B Shares in GHH by HLP
(II) Connected transactions
(III) Possible mandatory unconditional cash offers by Platinum Securities Company Limited on behalf of the Purchaser for all the Shares (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it)
(IV) Proposed privatisation of GHH

Financial Adviser to HANG LUNG PROPERTIES LIMITED

PLATINUM
Securities

HLG, HLP, the Assignor and the Assignee entered into a conditional sale and purchase agreement dated 28th August, 2002 pursuant to which, inter alia, HLP agreed to purchase, or procure to purchase, from HLG or its wholly-owned subsidiaries, their entire interests in 460,575,581 A Shares and 417,686,735 B Shares at approximately HK$847.4 million in aggregate for the A Shares and approximately HK$76.8 million in aggregate for the B Shares, totalling approximately HK$924.3 million. Such consideration is calculated based on an agreed price of HK$1.84 per A Share and HK$0.184 per B Share respectively. Completion of the Acquisitions is conditional on a number of conditions as set out below under the section headed "Conditions of the S&P Agreement".

Pursuant to Rule 26.1 of the Takeovers Code, upon Completion, Platinum will, on behalf of the Purchaser, make an unconditional general offer for each class of the A Shares and B Shares in issue which are not already owned or agreed to be acquired by the Purchaser and parties acting in concert with it. Details of the Offers will be announced in a separate announcement in due course.

The purchase price of HK$1.84 per A Share and HK$0.184 per B Share represents a premium of approximately 116.47% and 113.95% respectively over the closing price of HK$0.85 per A Share and HK$0.086 per B Share respectively as quoted on the Stock Exchange on 27th August, 2002, being the last trading day before suspension of trading of the Shares on the Stock Exchange.

The making of the Offers is a possibility only. The Offers will only be made if Completion of the S&P Agreement takes place, which is subject to various conditions to be fulfilled. The Offers accordingly may or may not proceed.

HLG is the holding company of HLP, holding approximately 61.06% of its issued share capital. The Acquisitions accordingly constitute connected transactions for each of HLP and HLG. Accordingly, the Acquisitions are subject to, among other conditions, the approval of the independent shareholders of each of HLP and HLG. An extraordinary general meeting of each of HLP and HLG will be convened at which resolutions will be proposed to approve the Acquisitions. An independent board committee of each of HLG and HLP, where available, will be formed to consider the Acquisitions and to make its recommendation to the independent shareholders of HLG and HLP respectively. A circular containing, among other things, the terms of the S&P Agreement, the recommendation of the independent board committee, where applicable, and the advice of the independent financial adviser in relation to the Acquisitions, together with the notice of extraordinary general meeting for each of HLG and HLP, will be sent to the respective shareholders of HLG and HLP as soon as practicable.

In the event that the Offers are made on behalf of the Purchaser after Completion and, upon closing of the Offers, not less than 90% in value of each class of the disinterested A Shares and the disinterested B Shares for which the Offers are made have been acquired by the Purchaser, the Purchaser will avail itself of the compulsory acquisition provisions of the Companies Ordinance and an application will be made for the withdrawal of the listing of the Shares on the Stock Exchange.

At the request of HLG, HLP and GHH, trading in their respective shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28th August, 2002 pending the release of this announcement. Application has been made for the resumption of trading in the shares of each of HLG and HLP with effect from 9:30 a.m. on 29th August, 2002. The shares of GHH will remain suspended pending further announcement on the Offers.

THE S&P AGREEMENT

Date

28th August, 2002

Parties

(1) HLG, as vendor

(2) HLP, as purchaser

(3) the Assignor, as assignor of the Shareholders' Loans

(4) the Assignee, as assignee of the Shareholders' Loans

Interests to be acquired

Under the S&P Agreement, HLP has agreed to purchase (or procure the purchase by its designated wholly owned subsidiary or subsidiaries of):-

(a) 332,047,066 A Shares and 417,686,735 B Shares; and

(b) the entire issued share capital of, and the Shareholders' Loans to, Hang Far Company Limited and Hoi Sang Limited, two special purpose wholly-owned subsidiaries of HLG holding 128,528,515 A Shares in aggregate.

The above shares to be acquired represent an ultimate interest in 460,575,581 A Shares and 417,686,735 B Shares, currently and entirely owned by HLG indirectly through its wholly-owned subsidiaries, constituting an interest in approximately 74.09% and 69.61% of the A Shares and B Shares respectively in issue as at the date of this announcement.

Purchase price

Approximately HK$924.3 million in aggregate, based on an agreed price of HK$1.84 per A Share and HK$0.184 per B Share respectively, which will be payable in cash upon Completion. The purchase price was determined with reference to the consolidated net asset value of the Group and adjusted with reference to the valuations of the Grand Tower Hotel and the Grand Plaza Hotel and Grand Plaza Apartments and an independent valuation of the management contract for The Wesley.

The directors of HLP are of the view that since the Acquisitions are connected transactions with its parent company and the transactions contemplated under the Acquisitions are subject to the approval of the independent shareholders of HLG and HLP respectively, it would be necessary and prudent to determine a purchase price that is fair and reasonable to both HLG and HLP with no deep discount or high premium to the net asset value of GHH.

Basis for the Consideration

The consideration and other terms of the S&P Agreement were negotiated on an arm's length basis and based on normal commercial terms. The consideration payable was determined by reference to:-

(a) in respect of the 332,047,066 A Shares and the 417,686,735 B Shares, the consolidated net asset value of the Group as shown in the latest audited accounts of the Group of approximately HK$1,673.5 million as at 30th June, 2002, adjusted by reference to the valuations of the properties of the Group as at 28th August, 2002 by Chesterton Petty Ltd., an independent valuer, and, in compliance with Rule 10 of the Takeovers Code and an independent valuation of the management contract for The Wesley; and

(b) in respect of the remaining interest in 128,528,515 A Shares in total to be acquired through the purchase of the entire issued share capital of, and the Shareholders Loans to, Hang Far Company Limited and Hoi Sang Limited:-

- for the entire equity interest in such subsidiaries, the unaudited net asset value of Hang Far Company Limited of HK$7,090 and Hoi Sang Limited of HK$5,302 as shown in their latest management accounts as at 31st July, 2002, having taken into account the agreed value of HK$1.84 per A Share held by such two subsidiaries; and
- for the Shareholders' Loans, an aggregate of approximately HK$236.5 million at the face value of such loans.

Conditions of the S&P Agreement

Completion of the S&P Agreement is conditional upon the following conditions, among others, being fulfilled:

(a) the independent shareholders of HLP who are not required by the Listing Rules to abstain from voting having passed an ordinary resolution to approve the Acquisitions at HLP's EGM to be convened;

(b) the independent shareholders of HLG who are not required by the Listing Rules to abstain from voting having passed an ordinary resolution to approve the Acquisitions at HLG's EGM to be convened; and

(c) all relevant consents of the Stock Exchange, the SFC and any other applicable governmental or regulatory authorities having been given in respect of the Acquisitions and all applicable statutory or other legal obligations have been complied with.

Completion

Completion of the Acquisitions will take place on the day immediately after the date on which the conditions of the S&P Agreement have been fulfilled and is expected to take place on 9th October, 2002. In the event that any condition of the S&P Agreement is not fulfilled by 31st December, 2002 (or such later date as the parties to the S&P Agreement may agree), the S&P Agreement will lapse automatically.

Shareholding Structure

Set out below is a table showing the existing shareholding structure and the shareholding structure of GHH immediately after Completion:-

	Existing shareholding structure				Immediately after Completion			
	Number of A Shares	*%*	*Number of B Shares*	*%*	*Number of A Shares*	*%*	*Number of B Shares*	*%*
Cole Limited *(Note)*	15,765,607	2.54	20,396,065	3.40	15,765,607	2.54	20,396,065	3.40
HLG	460,575,581	74.09	417,686,735	69.61	0	0	0	0
HLP	0	0	0	0	460,575,581	74.09	417,686,735	69.61
directors of GHH	171,879	0.03	199,985	0.03	171,879	0.03	199,985	0.03
Platinum	580,000	0.09	0	0	580,000	0.09	0	0
Public shareholders	144,538,159	23.25	161,717,215	26.96	144,538,159	23.25	161,717,215	26.96
Total	621,631,226	100	600,000,000	100	621,631,226	100	600,000,000	100

Note: Cole Limited is the trustee for certain trusts, which held shares in HLG and GHH, of which an associate of Mr. Gerald Chan Lokchung, a non-executive director of HLG, is a member of a wide class of discretionary objects.

Financial information

The following table sets out a summary of the audited consolidated results of the Group for the three years ended 30th June, 2002:-

	For the year ended 30th June (audited)		
	2000	**2001**	**2002**
	HK$'Million	*HK$'Million*	*HK$'Million*
Turnover	264.2	271.9	224.4
Net profits attributable to shareholders	21.3	33.0	18.2

The audited consolidated net asset value of the Group as at 30th June, 2002 was approximately HK$1,673.5 million, representing HK$2.46 per A Share and HK$0.246 per B Share.

Valuation

As stated in the section headed "Basis for the consideration" above, the valuation of the A Shares and the B Shares was determined by reference to the consolidated net asset value of the Group as shown in its latest audited accounts of the Group as at 30th June, 2002, adjusted by reference to valuations of the properties of the Group by an independent valuer and an independent valuation of the management contract for The Wesley.

The Shares to be acquired have been attributed a value of HK$1.84 per A Share and HK$0.184 per B Share. These prices represent:-

- a premium of approximately 116.47% and 113.95% over the closing prices of the A Shares and the B Shares respectively on the Stock Exchange on 27th August, 2002, being the last trading day before suspension of trading of the Shares on the Stock Exchange on 28th August, 2002;
- a premium of approximately 116.47% and 119.05% over the average closing prices of the A Shares and B Shares respectively for the consecutive 30 trading days ended on 27th August, 2002; and
- a premium of approximately 106.74% and 111.49% over the average closing prices of the A Shares and B Shares respectively for the consecutive 90 trading days ended on 27th August, 2002.

POSSIBLE UNCONDITIONAL CASH OFFERS

The Offers

Upon Completion, the Purchaser and its concert parties will be interested in 477,093,067 A Shares and 438,282,785 B Shares, representing approximately 76.75% and 73.04% of the A Shares and B Shares respectively in issue. Under Rule 26.1 of the Takeovers Code, upon Completion, the Purchaser will be required to make an unconditional general offer in respect of each class of Shares, including the A Shares and B Shares in issue, not already owned or agreed to be acquired by the Purchaser and parties acting in concert with it.

The making of the Offers is a possibility only. The Offers will only be made if Completion of the S&P Agreement takes place, which is subject to various conditions to be fulfilled (see the section headed "Conditions of the S&P Agreement" above). The Offers accordingly may or may not proceed.

COMPULSORY ACQUISITIONS AND WITHDRAWAL OF LISTING OF GHH

If valid acceptances shall have been received by the Purchaser (and not, unless permitted by the Takeovers Code, withdrawn) for each of the classes of A Shares and B Shares amounting to not less than 90% in value of the disinterested A Shares and the disinterested B Shares respectively in issue for which the Offers are made, it is intended that the Purchaser will avail itself of the compulsory acquisition provisions under section 168 of the Companies Ordinance to acquire all the Shares. Subsequent to such compulsory acquisition, GHH will become a wholly-owned subsidiary of HLP, and an application will be made to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange.

Further announcement will be made on the details of the Offers in due course.

REASONS FOR THE ACQUISITIONS AND THE OFFERS

GHH acquired the Grand Tower Hotel, the Grand Plaza Hotel and Grand Plaza Apartments in 1988. These two properties in Mongkok and Quarry Bay respectively, are integral parts of, and are respectively linked to, the Grand Tower Arcade and Kornhill Plaza owned by the HLP group. The directors of HLG believe that the Acquisitions would facilitate the reorganisation and streamlining of the property portfolio under the companies within the HLG group. The consolidation of the ownership and management of the two properties would have the benefit of generating greater synergy in the current property market, thus releasing the full potential of the properties. The objective is to further enhance shareholders' value for all the shareholders of the companies within the HLG group. Besides, the effective shareholding of HLG in GHH will only decrease from an effective holding of approximately 74.09% of the A Shares and 69.61% of the B Shares to approximately 61.06% of the issued share capital of GHH immediately after the completion of a compulsory acquisition and withdrawal of the listing of GHH. GHH effectively remains an indirect subsidiary of HLG.

With the changes in the property market over the past 14 years, and taking into account scheduled renovation and maintenance plans for the two properties, the directors of HLP believe that the Acquisitions will enable HLP to renovate the properties in their entirety and change their use to realise the full potential of these properties in today's property market. The plan is to convert Grand Tower Hotel into offices as leasing of offices in that prime location and commercial centre would be more profitable than operating a hotel today. Meanwhile, the Grand Plaza Hotel will be converted into service apartments so that the entire block becomes service apartments. With this, management of HLP expects to generate better returns on investment through enhanced economies of scale. The directors of HLP are of view that HLP will be able to realise maximum potential value from the properties for its shareholders upon the completion of the Acquisitions and the Offers.

GHH has, over the past years, experienced substantial decline in the demand for its hotel accommodation due to the general slow down of the economy and the change in the mix of tourist arrivals in Hong Kong. The decline in sales of GHH is worsened by keen competition posed by new hotels and service apartments. The decline in demand is also partly due to the locations of hotels which have changed over the years due to new developments of the city. As a result, despite the ownership in valuable real property assets, the Shares remain undervalued and the trading volume remains low. For the past twelve months from 28th August, 2001 to 27th August, 2002, the highest closing prices of A Share and B Share were HK$0.96 and HK$0.10 respectively while the audited net asset value per A Share and B Share as at 30th June, 2002 was HK$2.46 and HK$0.246 respectively.

INFORMATION ON HLG

HLG is a company listed on the Stock Exchange and has been involved in property development in Hong Kong for over 40 years. HLG is responsible for a growing list of developments throughout Hong Kong, and is active in Mainland China where its business has been concentrated in Shanghai since 1992. The Group's new property development interests are now held through HLP and hotel investments are held through the Group.

INFORMATION ON HLP

HLP is a company listed on the Stock Exchange and is one of the largest property development and investment companies in Hong Kong. GHH is a 61.06% owned subsidiary and the property flagship of the HLG group.

HLP is engaged in the holding of, and investment in, rental properties and the development and sale of commercial and residential properties primarily in Hong Kong and Mainland China. Rental income and property sales have been, and are expected to continue to be, the most significant source of HLP's income. HLP's land bank (including properties held for sale, properties under development, completed investment properties and undeveloped sites) is principally located in Hong Kong but also in Mainland China. The major investment properties in Hong Kong in which HLP has an interest are located along major transportation routes in Mongkok, Tsim Sha Tsui, Central, Causeway Bay and Quarry Bay. In addition, HLP is developing a new group of properties in Kowloon residential areas such as Ho Man Tin and three sites on the West Kowloon Reclamation, being the Airport Railway Kowloon Station Paokage Four Development, Hing Wah Street West and Hoi Fai Road. The prime investment properties in Mainland China in which HLP currently has an interest are in Shanghai, namely, The Grand Gateway in Xujiahui and Plaza 66 in Nan Jing Xi Lu.

INFORMATION ON GHH

GHH is a subsidiary of HLG. The principal activities of GHH are investment holding, and through its subsidiaries, ownership and management of hotels and service apartments. GHH owns and manages the Grand Tower Hotel in Mongkok and the Grand Plaza Hotel and Grand Plaza Apartments in Quarry Bay. It also manages The Wesley in Wanchai and The Bay Bridge in Tsuen Wan.

INTENTION OF HLP REGARDING THE GROUP

Business

The directors of HLP consider that the most efficient business plan for realising the full potential of these properties for HLP is to carry out the following conversion work on the properties currently owned by GHH:-

1. **Grand Tower Hotel**

   The fifth to twentieth floors of the hotel will be converted into offices and certain portions of the hotel lobby on the ground floor will be converted into shops, considering that leasing of offices in that prime location and commercial centre would be more profitable than the operation of a hotel.

2. **Grand Plaza Hotel**

   The existing 248 hotel rooms will be converted into service apartments so that the management of the entire block of service apartments can achieve economies of scale.

These two properties were acquired by GHH in 1988. With the extensive experience of the directors of HLP in the Hong Kong property market, the changes in the property market over the past 14 years and the fact that it is time to review the scheduled maintenance plans for these properties, the directors of GHH are of the view that an overall review to consider the future plans and renovation of the properties would be appropriate and efficient. Such changes in the use of the properties are accordingly a commercial decision in the ordinary course of business and the Acquisitions would facilitate such a plan.

Upon completion of the Acquisitions, the operations of the two properties would be consolidated under the management of the HLP group for efficiency reasons. With that, only the hotel management contract for The Wesley and the service contract for The Bay Bridge will be remaining in GHH. With these two management and service contracts only, GHH will not have adequate operations to warrant a listing status. Therefore, the directors of HLP intend to privatise GHH and withdraw the listing of the Shares on the Stock Exchange upon completion of the Acquisitions and the Offers.

Directors of GHH

It is the intention of HLP that there will be no change in the composition of the board of the directors of GHH as a result of the Acquisitions and the Offers.

So long as the Shares remain listed on the Stock Exchange, HLP will ensure that a sufficient number of independent directors will continue to be appointed to the board of GHH.

CONNECTED TRANSACTIONS

HLG is the holding company of HLP, holding approximately 61% of its issued share capital. The Acquisitions accordingly constitute connected transactions for HLP within the meaning of the Listing Rules. Such connected transactions are subject to the approval of the independent shareholders of HLP at HLP's EGM. Accordingly, HLG and its associates are required to abstain from voting on the relevant resolutions in respect of the Acquisitions. The directors of HLP consider the terms of the Acquisitions to be fair and reasonable and in the interest of HLP and its shareholders as a whole.

The Acquisitions under the S&P Agreement entered into by HLG with its non-wholly owned subsidiary, HLP, constitute connected transactions for HLG within the meaning of the Listing Rules. Such connected transactions are subject to the approval of independent shareholders of HLG at HLG's EGM. Cole Limited and its associates will be abstaining from voting on the relevant resolutions in respect of the S&P Agreement. The directors of HLG consider the terms of the Acquisitions to be fair and reasonable and in the interest of HLG and its shareholders as a whole.

CIRCULAR

A circular of each of HLG and HLP, containing details of the Acquisitions, the valuation report of an independent professional valuer in respect of the properties of GHH and the independent valuation report on the management contract of The Wesley, the recommendation of its independent board committee, where applicable, to its independent shareholders and the advice of its independent financial adviser, together with a notice of its extraordinary general meeting, will be despatched to the shareholders of HLG and HLP respectively as soon as practicable.

INDEPENDENT BOARD COMMITTEES

An independent committee of the board of directors of each of HLG and HLP respectively will, where available, be formed to consider the Acquisitions and to make its recommendation to its respective independent shareholders.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

At the request of GHH, HLG and HLP, trading in their respective shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28th August, 2002 pending the publication of this announcement. Application has been made by HLG and HLP for the resumption of trading in their respective shares with effect from 9:30 a.m. on 29th August, 2002. The Shares of GHH will remain suspended pending further announcement on the Offers.

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

DEFINITION

"A Shares"	ordinary A shares of nominal value HK$0.1 each in the capital of GHH;
"Acquisitions"	the acquisitions under the S&P Agreement of an interest in 460,575,581 A Shares and 417,686,735 B Shares representing an interest in approximately 74.09% and 69.61% of the A Shares and B Shares respectively in issue as at the date of this announcement through the acquisition of:- (a) 332,047,066 A Shares and 417,686,735 B Shares directly; and (b) the entire issued share capital of, and Shareholders' Loans to, Hang Far Company Limited and Hoi Sang Limited, two wholly-owned subsidiaries of HLG, holding 128,528,515 A Shares in aggregate;
"Assignee"	Noble Hill Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of HLP;
"Assignor"	Jackpot Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of HLG;
"associate(s)"	has the meaning ascribed thereto under the Listing Rules;
"B Shares"	ordinary B shares of nominal value HK$0.01 each in the capital of GHH;
"Companies Ordinance"	Companies Ordinance (Chapter 32 of Laws of Hong Kong);
"Completion"	completion of the S&P Agreement;
"connected person"	has the meaning ascribed thereto under the Listing Rules;
"GHH"	Grand Hotel Holdings Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange;
"Group"	GHH and its subsidiaries;
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong;
"HLG"	Hang Lung Group Limited (formerly known as "Hang Lung Development Company, Limited"), a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange;
"HLG's EGM"	the extraordinary general meeting of HLG to be convened for considering and, if thought fit, the passing of an ordinary resolution to approve the Acquisitions;
"HLP"	Hang Lung Properties Limited (formerly known as "Amoy Properties Limited"), a company incorporated in Hong Kong, the ordinary shares of which are listed on the Stock Exchange and is held as to approximately 61.06% by its controlling shareholder, HLG;
"HLP's EGM"	the extraordinary general meeting of HLP to be convened for considering and, if thought fit, the passing of an ordinary resolution to approve the Acquisitions;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Offers"	the possible unconditional cash offers by Platinum on behalf of the Purchaser for the A Shares and the B Shares in issue (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it);
"Platinum"	Platinum Securities Company Limited, a registered investment adviser under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong);
"Purchaser"	HLP or, if HLP designates a wholly-owned subsidiary or its wholly-owned subsidiaries as the purchaser under the S&P Agreement, such wholly-owned subsidiary or subsidiaries (as the case may be);
"S&P Agreement"	the conditional sale and purchase agreement dated 28th August, 2002 entered into between HLP and HLG relating to the Acquisitions;
"SFC"	the Securities & Futures Commission of Hong Kong;
"Share(s)"	A Shares and B Shares;
"Shareholders"	holders of A Shares and/or B Shares;
"Shareholder's Loan 1"	an unsecured interest-free loan in the principal amount of approximately HK$223.2 million owing by Hang Far Company Limited to Jackpot Limited, each a wholly-owned subsidiary of HLG;
"Shareholder's Loan 2"	an unsecured interest-free loan in the principal amount of approximately HK$13.2 million owing by Hoi Sang Limited to Jackpot Limited, each a wholly-owned subsidiary of HLG;
"Shareholders' Loans"	means Shareholder's Loan 1 and Shareholder's Loan 2;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers.

By Order of the Board of
Hang Lung Group Limited
Ronnie C. Chan
Chairman

By Order of the Board of
Hang Lung Properties Limited
Ronnie C. Chan
Chairman

By Order of the Board of
Grand Hotel Holdings Limited
Ronnie C. Chan
Chairman

Hong Kong, 28th August, 2002

The directors of HLG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLP and GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLP and GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLP and GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of HLP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG and GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLG and GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG and GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of GHH jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG and HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions (other than those relating to HLG and HLP) expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG and HLP) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

03 JAN 27 AM 7:21

Our Ref: SO-185-2002/HLGL

29th August, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn: Ms. Jane Shum

Dear Madam,

Re: **Press Announcement**
- Hang Lung Group Limited
- Hang Lung Properties Limited
- Grand Hotel Holdings Limited

Further to our letters dated 28th August, 2002 in respect of the final results of the above 3 companies, we have pleasure in enclosing herewith the original form and 7 copies of the published press announcement in respect of the above 3 companies, in English and Chinese versions, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Esther Li
Assistant Company Secretary

Encl.

/el

MANAGEMENT DISCUSSION AND ANALYSIS

Results and Dividend

Turnover decreased by 17.5% to HK$224.4 million mainly due to reduction in room rates. As a result, net profit attributable to shareholders decreased by HK$14.8 million (or 45%) to HK$18.2 million.

Your Board recommends a final dividend of 1 cent per 'A' share and 0.1 cent per 'B' share payable on 29 November 2002 to shareholders of record on 4 October 2002.

Business Review

The decline in room rates has reflected the difficulties faced by the industry. Shorter visits and reduced spending by business travellers and tourists continue to exert downward pressure on room rates. Occupancy level is maintained at the expense of decreased room rates.

Finance

Net cash balance at 30 June 2002 amounted to HK$113.5 million.

Publication of Results Announcement

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course. It is also available on Hang Lung Group's website, www.hanglung.com.

Book Close and Annual General Meeting

Book close dates (both days inclusive)	2 October 2002 to 4 October 2002
Latest time to lodge transfers	4:00 p.m. on 30 September 2002
Annual general meeting	28 November 2002
Final dividend payment date	29 November 2002

By Order of the Board
Ronnie C. Chan
Chairman

Hong Kong, 28 August 2002

MANAGEMENT DISCUSSION AND ANALYSIS

Results and Dividend

Turnover decreased by 41.7% to HK$3,254 million. This was mainly due to decreased property sales of Baycrest (2002: 12 units; 2001: 605 units) and Garden Terrace (2002: 27 units; 2001: 36 units) during the year, but partly offset by property sales of New Haven and contributions from rentals of Plaza 66 and The Grand Gateway, the Group's investment properties in Shanghai.

Finance costs decreased by HK$129 million or 26% as a result of several interest rate cuts during the year.

Following the decrease in property sales during the year, net profit attributable to shareholders decreased by 7.1% to HK$691.8 million.

Your Board recommends a final dividend of 32 cents per share payable on 29 November 2002 to shareholders of record on 15 November 2002.

Business Review

New Haven, the Group's residential project in Tsuen Wan, has been released to the market since May 2002 with over 300 units or 50% of the total 658 units sold. Construction of this project is expected to complete in December 2002. Construction of other properties under development, including The HarbourSide above the Airport Railway Kowloon Station, Hing Wah Street West, Hoi Fai Road and Hau Man Street projects are progressing on schedule.

The Summit, the luxurious residential tower at Stubbs Road, has been available for leasing since June 2002.

Finance

The Group's consolidated net bank borrowings (after deducting cash and bank deposits) totalled HK$5,799.8 million compared to HK$8,132.8 million of last year. The decrease is financed by the issue of convertible bonds of HK$3,450 million by a subsidiary of Hang Lung Properties in the second half of the financial year.

Prospects

It is gratifying to watch our Shanghai properties perform and begin to make a difference to our bottom line. While Hong Kong rents stagnate or fall, those from Shanghai are expected to rise steadily.

My short term view of the market is very cautious, but the longer term view is rather relaxed.

Publication of Results Announcement

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course. It is also available on Hang Lung Group's website, www.hanglung.com.

Book Close and Annual General Meeting

Book close dates (both days inclusive)	13 November 2002 to 15 November 2002
Latest time to lodge transfers	4:00 p.m. on 12 November 2002
Annual general meeting	22 November 2002
Final dividend payment date	29 November 2002

By Order of the Board
Ronnie C. Chan
Chairman

Hong Kong, 28 August 2002

MANAGEMENT DISCUSSION AND ANALYSIS

Results and Dividend

Turnover decreased by 5.5% to HK$2,383.2 million. This was mainly due to decreased sales of apartments of Garden Terrace (2002: 27 units; 2001: 36 units) during the year, but partly offset by contribution from rentals of Plaza 66, the Group's new investment property in Shanghai.

Finance costs decreased by 3.5% to HK$256.9 million as a result of several interest rate cuts during the year.

Following the decrease in property sales during the year, net profit attributable to ordinary shareholders decreased by 12.8% to HK$1,207.0 million.

Your Board recommends a final dividend of 29 cents per ordinary share payable on 29 November 2002 to ordinary shareholders of record on 15 November 2002.

Business Review

Total rental income was benefited from the contributions of the Group's two Shanghai projects - Plaza 66 and The Grand Gateway. Rental income from Hong Kong leasing operations remained at similar level with last year with overall occupancy rate remained at over 90%.

Construction of properties under development, including The HarbourSide above the Airport Railway Kowloon Station, Hing Wah Street West, Hoi Fai Road and Hau Man Street projects are progressing on schedule.

The Summit, the luxurious residential tower at Stubbs Road, has been available for leasing since June 2002.

Finance

The Group's consolidated net bank borrowings (after deducting cash and bank deposits) totalled HK$3,225.7 million compared to HK$5,227.6 million of last year. The decrease is financed by the issue of convertible bonds of HK$3,450 million in the second half of the financial year.

Prospects

It is gratifying to watch our Shanghai properties perform and begin to make a difference to our bottom line. While Hong Kong rents stagnate or fall, those from Shanghai are expected to rise steadily.

My short term view of the market is very cautious, but the longer term view is rather relaxed.

Publication of Results Announcement

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course. It is also available on Hang Lung Group's website, www.hanglung.com.

Book Close and Annual General Meeting

Book close dates (both days inclusive)	13 November 2002 to 15 November 2002
Latest time to lodge transfers	4:00 p.m. on 12 November 2002
Annual general meeting	22 November 2002
Final ordinary dividend payment date	29 November 2002

By Order of the Board
Ronnie C. Chan
Chairman

Hong Kong, 28 August 2002

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2002

	Note	2002 HK$Million	2001 HK$Million
Turnover	1	224.4	271.9
Cost of sales		(200.2)	(199.1)
Gross profit		24.2	72.8
Other revenue	2	12.9	19.9
Administrative expenses		(17.5)	(18.9)
Profit from operations		19.6	73.8
Share of results of jointly controlled entities		(0.6)	(0.1)
Profit before taxation	1 & 3	19.0	73.7
Taxation	4	(0.8)	(40.7)
Net profit attributable to shareholders		18.2	33.0
Dividends			
- Interim dividend paid at 1.5¢ (2001: 1.5¢) per 'A' share and 0.15¢ (2001: 0.15¢) per 'B' share		10.2	10.2
- Proposed final dividend at 1¢ (2001: 1.7¢) per 'A' share and 0.1¢ (2001: 0.17¢) per 'B' share		6.8	11.6
		17.0	21.8
Earnings per share	5		
'A' share		2.67¢	4.84¢
'B' share		0.27¢	0.48¢
Proposed final dividend per share			
'A' share		1.00¢	1.70¢
'B' share		0.10¢	0.17¢
Total dividends for the year per share			
'A' share		2.50¢	3.20¢
'B' share		0.25¢	0.32¢

Notes:

1. Turnover and profit before taxation

Turnover represents revenue from hotel operations. As the majority of the activities of the Group during the year were hotel operations and were carried out in Hong Kong, an analysis of the Group's turnover and profit by business and geographical segment is not presented.

For the current year, interest income is excluded as part of the turnover and is presented as other revenue. Comparative figures have been restated accordingly.

2. Other revenue

	2002 HK$Million	2001 HK$Million
Interest income	2.8	9.2
Management fee income	10.1	10.7
	12.9	19.9

3. Profit before taxation is arrived at after charging:

	2002 HK$Million	2001 HK$Million
Cost of inventories	11.6	16.1
Depreciation	14.4	15.1

4. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the year. No provision has been made for overseas taxation and Hong Kong profits tax in respect of jointly controlled entities.

5. The calculation of earnings per share is based on the net profit attributable to shareholders of HK$18.2 million (2001: HK$33.0 million) and 621.6 million 'A' shares and 600 million 'B' shares in issue during the year.

RESULTS FOR THE YEAR ENDED 30 JUNE 2002 (audited)

恒隆集團有限公司
HANG LUNG GROUP LIMITED

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2002

	Note	2002 HK$Million	2001 HK$Million
Turnover	1	3,254.0	5,578.6
Other revenue	2	209.8	410.8
Direct costs and operating expenses		(1,451.1)	(3,660.9)
Administrative expenses		(164.5)	(148.2)
Profit from operations before finance costs		1,848.2	2,180.3
Finance costs	3	(372.5)	(501.6)
Operating profit		1,475.7	1,678.7
Share of results of jointly controlled entities		23.5	45.1
Profit before taxation	1 & 3	1,499.2	1,723.8
Taxation	4	(133.1)	(307.5)
Profit after taxation		1,366.1	1,416.3
Minority interests		(674.3)	(671.8)
Net profit attributable to shareholders		691.8	744.5
Dividends			
- Interim dividend paid at 12¢ (2001: 12¢) per share		158.8	158.7
- Proposed final dividend at 32¢ (2001: 32¢) per share		423.6	423.2
		582.4	581.9
Earnings per share	5		
Basic		52.3¢	56.3¢
Diluted		52.2¢	56.2¢
Proposed final dividend per share		32.0¢	32.0¢
Total dividends for the year per share		44.0¢	44.0¢

Notes:

1. *Turnover and profit before taxation*

		Turnover 2002 HK$Million	Turnover 2001 HK$Million	Profit before taxation 2002 HK$Million	Profit before taxation 2001 HK$Million
(a)	Business segment				
	Property sales	830.3	3,247.5	134.9	185.0
	Property leasing	2,169.6	2,022.7	1,649.6	1,624.9
	Hotel owning and management	223.5	269.8	33.6	82.3
	Other operations	32.4	40.5	88.9	191.5
		3,255.8	5,580.5	1,907.0	2,083.7
	Inter-segment - property leasing	(1.8)	(1.9)	—	—
		3,254.0	5,578.6	1,907.0	2,083.7
	Interest income			105.7	244.8
	Administrative expenses			(164.5)	(148.2)
	Finance costs			(372.5)	(501.6)
	Operating profit			1,475.7	1,678.7
	Share of results of jointly controlled entities			23.5	45.1
	Profit before taxation			1,499.2	1,723.8
(b)	Geographical segment				
	Hong Kong	2,877.7	5,369.1	1,658.7	2,023.6
	Mainland China	376.3	209.5	248.3	60.1
		3,254.0	5,578.6	1,907.0	2,083.7
	Interest income			105.7	244.8
	Administrative expenses			(164.5)	(148.2)
	Finance costs			(372.5)	(501.6)
	Operating profit			1,475.7	1,678.7
	Share of results of jointly controlled entities			23.5	45.1
	Profit before taxation			1,499.2	1,723.8

For the current year, interest income is excluded as part of the turnover and is presented as other revenue. Comparative figures have been restated accordingly.

		2002 HK$Million	2001 HK$Million
2.	Other revenue		
	Interest income	105.7	244.8
	Unrealised gains on listed investments	51.6	119.6
	Profit on disposal of listed investments	26.8	20.9
	Dividend income from listed investments	25.7	25.5
		209.8	410.8
3.	Profit before taxation is arrived at after charging:		
	Finance costs		
	Interest on borrowings	509.6	715.2
	Other ancillary borrowing costs	54.9	34.2
	Total borrowing costs	564.5	749.4
	Less: Borrowing costs capitalised	(192.0)	(247.8)
		372.5	501.6
	Included in cost of property sales:-		
	Cost of inventories	326.8	2,656.6
	Cost of investment properties	344.8	442.2
	Depreciation	47.2	58.6

4. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the year.

	2002 HK$Million	2001 HK$Million
Group		
- Hong Kong	128.5	301.0
Jointly controlled entities		
- Hong Kong	4.6	6.5
	133.1	307.5

5. (a) The calculation of basic earnings per share is based on the net profit attributable to shareholders of HK$691.8 million (2001: HK$744.5 million) and the weighted average number of 1,323.2 million (2001: 1,322.7 million) shares in issue during the year.

(b) The calculation of diluted earnings per share is based on the adjusted net profit attributable to shareholders of HK$691.8 million (2001: HK$744.5 million) and the weighted average number of 1,325.5 million (2001: 1,324.7 million) shares after adjusting for the effects of all dilutive potential shares.

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2002

	Note	2002 HK$Million	2001 HK$Million
Turnover	1	2,383.2	2,523.2
Other revenue		93.0	225.2
Direct costs and operating expenses		(790.6)	(744.3)
Administrative expenses		(88.6)	(86.3)
Profit from operations before finance costs		1,597.0	1,917.8
Finance costs	2	(256.9)	(266.2)
Operating profit		1,340.1	1,651.6
Share of results of jointly controlled entities		66.3	51.5
Profit before taxation	1 & 2	1,406.4	1,703.1
Taxation	3	(123.1)	(271.1)
Profit after taxation		1,283.3	1,432.0
Minority interests		(28.0)	—
		1,255.3	1,432.0
Preference dividend	4	(48.3)	(48.3)
Net profit attributable to ordinary shareholders		1,207.0	1,383.7
Dividends			
- Interim dividend paid at 11¢ (2001: 11¢) per ordinary share		317.8	318.0
- Proposed final dividend at 29¢ (2001: 29¢) per ordinary share		837.9	838.4
- Preference dividend	4	48.3	48.3
		1,204.0	1,204.7
Earnings per ordinary share	5		
Basic		41.8¢	47.9¢
Diluted		41.5¢	—¢
Proposed final dividend per ordinary share		29.0¢	29.0¢
Total dividends for the year per ordinary share		40.0¢	40.0¢

Notes:

1. Turnover and profit before taxation

		Turnover 2002 HK$Million	Turnover 2001 HK$Million	Profit before taxation 2002 HK$Million	Profit before taxation 2001 HK$Million
(a)	Business segment				
	Property leasing	1,902.4	1,760.8	1,461.9	1,458.7
	Property sales - investment properties	480.8	762.4	130.7	320.2
		2,383.2	2,523.2	1,592.6	1,778.9
	Interest income			93.0	225.2
	Administrative expenses			(88.6)	(86.3)
	Finance costs			(256.9)	(266.2)
	Operating profit			1,340.1	1,651.6
	Share of results of jointly controlled entities			66.3	51.5
	Profit before taxation			1,406.4	1,703.1
(b)	Geographical segment				
	Hong Kong	2,182.2	2,503.9	1,459.1	1,772.8
	Mainland China	201.0	19.3	133.5	6.1
		2,383.2	2,523.2	1,592.6	1,778.9
	Interest income			93.0	225.2
	Administrative expenses			(88.6)	(86.3)
	Finance costs			(256.9)	(266.2)
	Operating profit			1,340.1	1,651.6
	Share of results of jointly controlled entities				
	Hong Kong			30.2	27.6
	Mainland China			36.1	23.9
	Profit before taxation			1,406.4	1,703.1

For the current year, interest income is excluded as part of the turnover and is presented as other revenue. Comparative figures have been restated accordingly.

		2002 HK$Million	2001 HK$Million
2.	Profit before taxation is arrived at after charging:		
	Finance costs		
	Interest on borrowings	408.1	491.9
	Other ancillary borrowing costs	40.8	22.1
	Total borrowing costs	448.9	514.0
	Less: Borrowing costs capitalised	(192.0)	(247.8)
		256.9	266.2
	Cost of investment properties sold	344.8	442.2
	Depreciation	22.5	28.5

3. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the year. No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

	2002 HK$Million	2001 HK$Million
Group		
- Hong Kong	118.7	267.2
Jointly controlled entities		
- Hong Kong	4.4	3.9
	123.1	271.1

4. *The convertible cumulative preference shares of HK$7,500 each issued in November 1993* bear dividend at 5.5% per annum on a reference amount of US$1,000 each.

5. (a) The calculation of basic earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$1,207.0 million (2001: HK$1,383.7 million) and the weighted average number of 2,889.8 million (2001: 2,891.1 million) ordinary shares in issue during the year.

(b) The calculation of diluted earnings per ordinary share is based on the adjusted net profit attributable to ordinary shareholders of HK$1,228.2 million and the weighted average number of 2,961.8 million ordinary shares after adjusting for the effects of all dilutive potential ordinary shares. No diluted earnings per ordinary share was *presented for last year* as the Company's convertible cumulative preference shares did not give rise to any dilution.

Our Ref: SO-188-2002/HLGL

29th August, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Joint Announcement
- Hang Lung Group Ltd./Hang Lung Properties Ltd/Grand Hotel Holdings Ltd

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Ms. Piera Lam of the Exchange on 29th August, 2002 at 8:15 p.m. The document may be published after (but should not be published before) 1:00 a.m. on 30th August, 2002.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

Our Ref: SO-189-2002/HLGL

30th August, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: **Joint Announcement**
- Hang Lung Group Limited
- Hang Lung Properties Limited
- Grand Hotel Holdings Limited

We have pleasure in enclosing herewith the original form and seven copies of the joint announcement in respect of the above 3 companies, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

恒隆集團有限公司
HANG LUNG GROUP LIMITED
(incorporated in Hong Kong with limited liability)

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT

Possible mandatory unconditional cash offers by Platinum Securities Company Limited on behalf of the Purchaser for all the Shares (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it)

Proposed privatisation of GHH

Financial Adviser to HANG LUNG PROPERTIES LIMITED

PLATINUM
Securities

Further to the Joint Announcement, upon Completion of the S&P Agreement, the Purchaser and its concert parties will be interested in 477,093,067 A Shares and 438,282,785 B Shares, representing approximately 76.75% and 73.04% of the A Shares and B Shares of GHH respectively in issue. Pursuant to Rule 26.1 of the Takeovers Code, upon Completion, Platinum will, on behalf of the Purchaser, make an unconditional general offer for each class of A Shares and B Shares in issue which are not already owned or agreed to be acquired by the Purchaser and parties acting in concert with it on the following basis:-

for each A Share . . . . HK$1.84

for each B Share . . . . HK$0.184

There are no outstanding warrants, share options or other securities convertible into Shares as at the date of this announcement.

The offer price of HK$1.84 per A Share and HK$0.184 per B Share represents a premium of approximately 116.47% and 113.95% respectively over the closing price of HK$0.85 per A Share and HK$0.086 per B Share respectively as quoted on the Stock Exchange on 27th August, 2002, being the last trading day before suspension of trading of the Shares on the Stock Exchange. The principal terms of the Offers are set out under the section headed "Possible Unconditional Cash Offers" below. Platinum has confirmed that sufficient financial resources are available to HLP to fund full acceptance of the Offers. An independent financial adviser will be appointed to advise the independent board committee of GHH regarding the Offers.

The making of the Offers is a possibility only. The Offers will only be made if Completion of the S&P Agreement takes place, which is subject to various conditions to be fulfilled. The Offers accordingly may or may not proceed.

In the event that the Offers are made on behalf of the Purchaser after Completion of the Acquisitions and, upon closing of the Offers, not less than 90% in value of each class of the disinterested A Shares and the disinterested B Shares for which the Offers are made have been acquired by the Purchaser, the Purchaser will avail itself of the compulsory acquisition provisions of the Companies Ordinance and an application will be made for the withdrawal of the listing of the Shares on the Stock Exchange.

At the request of GHH, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28th August, 2002 pending the release of this announcement. Application has been made for the resumption of trading in the Shares with effect from 9:30 a.m. on 30th August, 2002.

Terms used in this announcement, unless otherwise defined, are the same as those in the Joint Announcement. The Join Announcement, amongst other things, set out details of the Acquisitions, reasons for the Acquisitions and the Offers, informatior on HLG, HLP and GHH, and intention of HLP regarding the Group. Terms of the Offers are set out in this announcement.

POSSIBLE UNCONDITIONAL CASH OFFERS

Upon Completion, the Purchaser and its concert parties will be interested in 477,093,067 A Shares and 438,282,785 B Shares representing approximately 76.75% and 73.04% of the A Shares and B Shares respectively in issue. Under Rule 26.1 of the Takeovers Code, upon Completion, the Purchaser will be required to make an unconditional general offer in respect of each class of Shares, being the A Shares and B Shares in issue, not already owned or agreed to be acquired by the Purchaser and parties acting in concert with it.

The making of the Offers is a possibility only. The Offers will only be made if Completion of the S&P Agreement takes place. The Offers accordingly may or may not proceed.

If the Offers are made, they will be on the terms set out below.

The Offers

If Completion takes place, Platinum will, on behalf of the Purchaser, make the mandatory unconditional cash offers for all the Shares in issue, other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it being Cole, directors of the Purchaser, HLG and GHH, and Platinum, as at Completion. The Offers will comprise the A Share Offer and the B Share Offer, which will be made on the following basis:-

A Share Offer: **offer price of HK$1.84 in cash for each A Share,** which is equivalent to the agreed value per A Share under the Acquisitions; and

B Share Offer: **offer price of HK$0.184 in cash for each B Share,** which is equivalent to the agreed value per B Share under the Acquisitions.

None of the Purchaser or parties acting in concert with it, being Cole, directors of the Purchaser, HLG and GHH, and Platinum dealt in the A Shares or the B Shares during the past six months prior to and including 27th August, 2002, the last trading day before suspension of trading of the Shares on the Stock Exchange on 28th August, 2002 pending the release of this announcement.

Conditions for the Offers

If the Offers are made, they will be unconditional.

Total consideration

In the event that each of the Offers is accepted in full, the aggregate amount payable by the Purchaser under the A Share Offer and the B Share Offer would be approximately HK$265.95 million and HK$29.76 million respectively, being approximately HK$295.71 million in aggregate. Platinum is satisfied that sufficient resources are available to HLP to satisfy acceptances of the Offers in full. The Offers will be funded by internal resources and/or bank financing of the HLP group.

Effect of accepting the Offers

By accepting the Offers, Shareholders will be obliged to sell their Shares and all rights attached to them, including the right to receive all dividends and distributions declared, made or paid on or after the date of Completion, free from all liens, charges and encumbrances. Nonetheless, Shareholders whose names appear on the share register of GHH on 4th October, 2002 (being the record date for assuring the entitlement of the proposed final dividends of HK$0.01 per A Share and HK$0.001 per B Share for the year ended 30th June, 2002) will be entitled to receive the respective final dividend to be approved at the annual general meeting of GHH convened to be held on 28th November, 2002 regardless of whether they accept the Offers or not. The final dividends proposed by GHH for the financial year ended 30th June, 2002, if approved, is expected to be paid on 29th November 2002.

Stamp duty

Seller's ad valorem stamp duty, at the rate of HK$1 for every HK$1,000 or part thereof of the amount payable in respect of relevant acceptances will be deducted from the amounts payable to Shareholders who accept the Offers. The Purchaser will remit the withheld stamp duty to the Inland Revenue Department.

Other equity securities

Other than the A Shares and the B Shares, GHH does not have any other outstanding equity securities (including equity related convertible securities, warrants, options or subscription rights in respect of any equity share capital (including non-transferable options)).

Subject to GHH maintaining its listing and prescribed minimum public float on the Stock Exchange, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by GHH. The Stock Exchange has the discretion to require GHH to issue a circular to its Shareholders irrespective of the size of any proposed transaction, particularly when such proposed transaction represents a departure from the principal activities of GHH. The Stock Exchange also has the power to aggregate a series of transactions and any such transactions may result in GHH being treated as if it were a new listing applicant.

COMPULSORY ACQUISITION AND WITHDRAWAL OF LISTING OF GHH

If valid acceptances shall have been received by the Purchaser (and not, unless permitted by the Takeovers Code, withdrawn for each of the classes of A Shares and B Shares amounting to not less than 90% in value of the disinterested A Shares and the disinterested B Shares respectively in issue for which the Offers are made, it is intended that the Purchaser will avail itself of the compulsory acquisition provisions under section 168 of the Companies Ordinance to acquire all the Shares. Subsequent to such compulsory acquisition, GHH will become a wholly-owned subsidiary of HLP, and an application will be made to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange.

In the event that the acceptances of the Offers do not amount to 90% or more of the value of the disinterested A Shares and the disinterested B Shares respectively in issue, GHH will seek the approval of the independent Shareholders for the withdrawal of the listing of the Shares on the Stock Exchange in accordance with Rule 2.2 of the Takeovers Code and Rule 6.12 of the Listing Rules.

Shareholders should note that if they elect not to accept the Offers and the listing of the Shares on the Stock Exchange is subsequently withdrawn, Shareholders who elect not to accept the Offer(s) would be left holding Shares in an unlisted company, in which circumstances there may not be a market with liquidity for such Shares.

SHAREHOLDING STRUCTURE

Set out below are the charts illustrating the shareholdings as amongst HLP, HLG and GHH as at the date of this announcement and immediately after completion of the compulsory acquisition and withdrawal of listing of GHH respectively:-

Existing simplified shareholding structure



Cole
2.54% A Shares
3.40% B Shares
36.02%
0.98%
HLG
(listed)
74.09% A Shares
69.61% B Shares
61.06%
GHH
(listed)
HLP
(listed)

Simplified shareholding structure immediately after completion of the compulsory acquisition and withdrawal of listing of GHH



Cole
36.02%
HLG
(listed)
0.98%
61.06%
HLP
(listed)
100% A Shares
100% B Shares
GHH
(unlisted)

Set out below is a table showing the existing shareholding structure of GHH and the shareholding structure of GHH immediately after Completion:

	Existing shareholding structure				Shareholding structure immediately after Completion			
	Number of A Shares	%	Number of B Shares	%	Number of A Shares	%	Number of B Shares	%
Cole	15,765,607	2.54	20,396,065	3.40	15,765,607	2.54	20,396,065	3.40
HLG	460,575,581	74.09	417,686,735	69.61	0	0	0	0
HLP	0	0	0	0	460,575,581	74.09	417,686,735	69.61
Director of the Purchaser and GHH	171,879	0.03	199,985	0.03	171,879	0.03	199,985	0.03
Platinum	580,000	0.09	0	0	580,000	0.09	0	0
Subtotal	477,093,067	76.75	438,282,785	73.04	477,093,067	76.75	438,282,785	73.04
Public shareholders	144,538,159	23.25	161,717,215	26.96	144,538,159	23.25	161,717,215	26.96
Total	621,631,226	100	600,000,000	100	621,631,226	100	600,000,000	100

FINANCIAL INFORMATION

The following table sets out a summary of the audited consolidated results of the Group for the three years ended 30th June, 2002:-

	For the year ended 30th June (audited)		
	2000	2001	2002
	HK$'Million	*HK$'Million*	*HK$'Million*
Turnover	264.2	271.9	224.4
Net profits attributable to shareholders	21.3	33.0	18.2

The audited consolidated net asset value of the Group as at 30th June, 2002 was approximately HK$1,673.5 million, representing HK$2.46 per A Share and HK$0.246 per B Share.

Valuation

The valuation of the A Shares and the B Shares was determined by reference to the purchase prices of HK$1.84 per A Share and HK$0.184 per B Share of the Acquisitions. These prices represent:-

- a premium of approximately 116.47% and 113.95% over the closing prices of the A Shares and the B Shares respectively on the Stock Exchange on 27th August, 2002, being the last trading day before suspension of trading of the Shares on the Stock Exchange on 28th August, 2002;
- a premium of approximately 116.47% and 119.05% over the average closing prices of the A Shares and the B Shares respectively for the consecutive 30 trading days ended on 27th August, 2002;
- a premium of approximately 106.74% and 111.49% over the average closing prices of the A Shares and the B Shares respectively for the consecutive 90 trading days ended on 27th August, 2002; and
- a discount of approximately 25.20% to the audited consolidated net asset value per A Share and B Share as at 30th June, 2002.

The value of the Offers, in aggregate, is approximately HK$295.71 million.

REASONS FOR THE OFFERS, INFORMATION ON HLG AND HLP, AND INTENTION OF HLP REGARDING THE GROUP

Please refer to the Joint Announcement.

INFORMATION ON GHH

GHH is a subsidiary of HLG. The principal activities of GHH are investment holding, and through its subsidiaries, ownership and management of hotels and service apartments. GHH owns and manages the Grand Tower Hotel in Mongkok and the Grand Plaza Hotel and Grand Plaza Apartments in Quarry Bay. It also manages The Wesley in Wanchai and The Bay Bridge in Tsuen Wan.

Directors of GHH

It is the intention of HLP that there will be no change in the composition of the board of the directors of GHH as a result of the Acquisitions and the Offers.

So long as the Shares remain listed on the Stock Exchange, HLP will ensure that a sufficient number of independent directors will continue to be appointed to the board of GHH.

INDEPENDENT BOARD COMMITTEE OF GHH AND INDEPENDENT FINANCIAL ADVISOR

The independent board committee of GHH will be formed to advise the independent Shareholders on the terms of the Offers. An independent financial adviser will be appointed to advise the independent board committee of GHH on the terms of the Offers. An announcement will be made once an independent financial adviser of GHH is appointed.

COMPOSITE DOCUMENT

Pursuant to Rule 8.2 of the Takeovers Code, the composite offer document setting out the details of the Offers, together with the acceptance and transfer forms, should be posted within 21 days of the date of this announcement. An application has been made, pursuant to Note 2 to Rule 8.2 of the Takeovers Code, to the Executive Director of the Corporate Finance Division of the SFC for the delay in the despatch of the composite offer document to a date which is within 7 days from the fulfilment of all the conditions of the S&P Agreement.

The composite offer document, together with the acceptance and transfer forms, will be made available to the Shareholders as soon as practicable. The availability of the Offers to persons not resident in Hong Kong may be affected by the laws of the relevant jurisdictions. Persons who are not resident in Hong Kong should inform themselves about and observe any applicable requirements in their own jurisdictions.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

At the request of GHH, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28th August, 2002 pending the release of this announcement. Application has been made by GHH for the resumption of trading in the Shares with effect from 9:30 a.m. on 30th August, 2002.

ADDITIONAL DEFINITION

"A Share Offer"	the possible unconditional cash offer by Platinum on behalf of the Purchaser for the A Shares in issue (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it), details of which are set out in this announcement;
"B Share Offer"	the possible unconditional cash offer by Platinum on behalf of the Purchaser for the B Shares in issue (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it), details of which are set out in this announcement;
"Cole"	Cole Limited is the trustee for certain trusts which held shares in HLG, HLP and GHH. An associate of Mr. Gerald Chan Lokchung, a non-executive director of HLG, is a member of a wide class of discretionary objects of one of the trusts; and
"Joint Announcement"	the joint announcement of HLG, HLP and GHH dated 28th August 2002.

By order of the Board of
Hang Lung Group Limited
Terry Sze Yuen Ng
Executive Director

By order of the Board of
Hang Lung Properties Limited
Terry Sze Yuen Ng
Executive Director

By order of the Board of
Grand Hotel Holdings Limited
Terry Sze Yuen Ng
Executive Director

Hong Kong, 29th August, 2002

The directors of HLG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLP and GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLP and GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLP and GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of HLP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG and GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLG and GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG and GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of GHH jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG and HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions (other than those relating to HLG and HLP) expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG and HLP) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st August, 2002

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li   Tel No.: 2879-0365
(Name of Responsible Official)

Date : 3rd September, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :   2. Preference shares :

3. Other classes of shares :   please specify : ______

4. Warrants :   please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,323,812,242		
Increase/(Decrease) during the month	—		
Balance at close of the month :	1,323,812,242		

D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.________ Exercise price: HK$ ______ 2.________ Exercise price: HK$ ______	Per	attached				Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.________ *Subscription price: HK$* ______ 2.________ *Subscription price: HK$* ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
________ Convertible price: HK$______	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				Nil
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					Nil =============

Remarks : ________________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secreta

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	10,650,000	Nil	Nil	Nil	10,650,000	Nil
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	390,000	Nil	Nil	Nil	390,000	Nil
- Exercise price: HK$6.87	350,000	Nil	Nil	Nil	350,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

233

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME HANG LUNG GROUP LIMITED STOCK CODE 10

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) CHAN Lokchung, Gerald HKID/Passport No. D698106 CONTACT PHONE NO. 28790111

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. Yes/~~No~~ * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 06 MONTH 09 YEAR 02

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☒ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	~~HKID~~/Passport No.	ADDRESS	NUMBER OF SHARES HELD
Nil			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	USA ~~HKID~~/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
* CHAN, Evan Wesley	100786117	339,034,580

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
Nil		

Note: Please also fill in Page 2 for the completion of this disclosure.

(9) Name and address of registered shareholders of the notifiable interest in vant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
		see APPENDIX I	

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐	/ /	
	see APPENDIX II			☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
N/A			/ /			
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAMES(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]

Date: 12 Day 09 Month 02 Year

CF001 5/91

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/ Passport No.	ADDRESS	NUMBER OF SHARES HELD
Cole Limited	N/A	33/37 Athol Street, Douglas, Isle of Man.	149,915,580
HKSCC Nominees Limited	N/A	1 Queen's Road Central, Hong Kong.	89,119,000
UBS (Hong Kong) Nominees Ltd.	N/A	25/F., One Exchange Square, Central, Hong Kong.	18,000,000
Chekiang First Bank (Nominees) Limited	N/A	1/F., Chekiang First Bank Centre, 1 Duddell Street, Central, Hong Kong.	22,000,000
Horsford Nominees Limited	N/A	G.P.O. Box 199, Hong Kong.	60,000,000

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUI-SITION	DIS-POSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Hang Lung Group Limited	Ord. Shares	339,034,580	339,034,580			N/A	
Grand Hotel Holdings Limited	Ord. "A" Shares	15,765,607	15,765,607			N/A	
Grand Hotel Holdings Limited	Ord. "B" Shares	20,396,065	20,396,065			N/A	

Ref. No.:

27

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME Hang Lung Group Limited STOCK CODE 10
(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY HK$ CLASS ORDINARY DESCRIPTION BY NOMINAL VALUE HK$1.00

(3) Identification of corporation making disclosure

FULL NAME Cole Limited BUSINESS REGISTRATION NO. N/A

ADDRESS OF REGISTERED OFFICE 33/37 Athol Street, Douglas, Isle of Man

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG N/A

PLACE OF INCORPORATION Isle of Man LISTED ON SEHK ~~Yes~~/No* (* Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First) Ms. HO Tuen Yee, Belinda CONTACT PHONE NO. 2576-6800

(4) Information disclosed pursuant to Part II of the Ordinance.

	DAY	MONTH	YEAR
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.	06	09	2002

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☑ 7 ☐

(5) Details of interest in relevant share capital of listed company.

/ (Other Interests)

(a) Present number of shares in which corporation making disclosure is interested/ and/or deemed to be interested. 476,834,580

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 476,834,580

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
Boland Enterprises Limited	Pasea Estate, Road Town, Tortola, British Virgin Islands.	44,800,000
Kingswick Investment Limited	Pasea Estate, Road Town, Tortola, British Virgin Islands.	93,000,000

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
See attached			

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: HO Tuen Yee, Belinda

Position held at the company: Director

Before signiatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature] Date: 12 Day 09 Month 2002 Year

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/ Passport No.	ADDRESS	NUMBER OF SHARES HELD
Cole Limited	N/A	33/37 Athol Street, Douglas, Isle of Man.	149,915,580
HKSCC Nominees Limited	N/A	1 Queen's Road Central, Hong Kong.	162,822,000
Boland Enterprises Limited	N/A	P.O. Box 3149, Road Town, Pasea Estate, Tortola, British Virgin Islands.	18,800,000
Kingswick Investment Limited	N/A	P.O. Box 3149, Road Town, Pasea Estate, Tortola, British Virgin Islands.	297,000
UBS (Hong Kong) Nominees Ltd.	N/A	25/F., One Exchange Square, Central, Hong Kong.	18,000,000
BTM Nominees (HK) Ltd.	N/A	1/F., Far East Finance Centre, 16 Harcourt Road, Hong Kong.	19,000,000
Chekiang First Bank (Nominees) Limited	N/A	1/F., Chekiang First Bank Centre, 1 Duddell Street, Central, Hong Kong.	22,000,000
HSBC Nominees (Hong Kong) Limited	N/A	1 Queen's Road Central, Hong Kong.	26,000,000
Horsford Nominees Limited	N/A	G.P.O. Box 199, Hong Kong.	60,000,000

Our Ref: SO-197-2002/HLGL

6th September, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: **Joint Announcement**
- Hang Lung Group Limited
- Hang Lung Properties Limited
- Grand Hotel Holdings Limited

We have pleasure in enclosing herewith the original form and seven copies of the joint announcement in respect of the above 3 companies, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Esther Li
Assistant Company Secretary

Encl.

/el

恒隆集團有限公司
HANG LUNG GROUP LIMITED
(incorporated in Hong Kong with limited liability)

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT

(I) Connected transactions regarding the proposed acquisition by HLP as the Purchaser (or its designated subsidiary or subsidiaries) of HLG's interests in 460,575,581 A Shares and 417,686,735 B Shares in GHH

(II) Possible mandatory unconditional cash offers by Platinum Securities Company Limited on behalf of the Purchaser for all the Shares (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it)

(III) Proposed privatisation of GHH

Financial Adviser to HANG LUNG PROPERTIES LIMITED

PLATINUM
Securities

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISERS

HLG wishes to announce the appointment of UBS Warburg Asia Limited as the independent financial adviser of HLG in relation to the Acquisitions.

HLP wishes to announce the appointment of N M Rothschild & Sons (Hong Kong) Limited as the independent financial adviser of HLP in relation to the Acquisitions.

GHH wishes to announce the appointment of Cazenove Asia Limited as the independent financial adviser of GHH in relation to the Offers.

As the Offers may or may not proceed, investors should exercise caution when dealing in the Shares.

Reference is made to the joint announcements dated 28th and 29th August, 2002 (the "Joint Announcements") made by Hang Lung Group Limited ("HLG"), Hang Lung Properties Limited ("HLP") and Grand Hotel Holdings Limited ("GHH"). Terms used herein, unless otherwise defined, have the same meanings as in the Joint Announcements.

The board of directors of HLG wishes to announce that UBS Warburg Asia Limited has been appointed as the independent financial adviser of HLG in respect of the Acquisitions which constitute connected transactions for HLG under the Listing Rules.

The board of directors of HLP wishes to announce that N M Rothschild & Sons (Hong Kong) Limited has been appointed as the independent financial adviser of HLP in respect of the Acquisitions which constitute connected transactions for HLP under the Listing Rules.

The board of directors of GHH wishes to announce that Cazenove Asia Limited has been appointed as the independent financial adviser of GHH in respect of the Offers pursuant to Rule 2.1 of the Takeovers Code.

As the Offers may or may not proceed, investors should exercise caution when dealing in the Shares.

By order of the Board of
Hang Lung Group Limited
Terry Sze Yuen Ng
Executive Director

By order of the Board of
Hang Lung Properties Limited
Terry Sze Yuen Ng
Executive Director

By order of the Board of
Grand Hotel Holdings Limited
Terry Sze Yuen Ng
Executive Director

Hong Kong, 5th September, 2002

The directors of HLG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLP and GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLP and GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLP and GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of HLP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG and GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLG and GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG and GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of GHH jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG and HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions (other than those relating to HLG and HLP) expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG and HLP) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Our Ref: SO-199-2002/HLGL

18th September, 2002

E-Business & Information Services,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

By fax (2877-6987)
And by mail

Dear Sirs,

Re: Hang Lung Group Limited
Publication of financial information required by
Para. 45(5) of Appendix 16 of the Main Board Listing Rules
(relating to annual results for the year ended 30/6/2002)

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt. Should you have any query, please contact the undersigned on telephone no. 2879-0370.

Please note that the information contained in the said soft copy is identical (except the pages numbers referred therein) to that disclosed in the annual report for the year ended 30th June 2002 to be issued by the Company.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

Our Ref: SO-205-2002/HLGL

19th September, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Joint Announcement
- Hang Lung Group Ltd. & Hang Lung Properties Ltd.

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Mr. Joseph Wan of the Exchange on 19th September, 2002 at 7:30 p.m. The document may be published after (but should not be published before) 1:00 a.m. on 20th September, 2002.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

02 JUN 27 AM 7:21

Our Ref: SO-207-2002/HLGL

19th September, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Circular - Hang Lung Group Ltd.

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Mr. Joseph Wan of the Exchange on 19th September, 2002 at 7:30 p.m. The document may be published after (but should not be published before) 1:00 a.m. on 20th September, 2002.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

03 JAN 27 AM 7:21

Our Ref: SO-208-2002/HLGL

20th September, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: **Joint Announcement**
- Hang Lung Group Limited
- Hang Lung Properties Limited

We have pleasure in enclosing herewith the original form and seven copies of the joint announcement in respect of the above 2 companies, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

恒隆集團有限公司
HANG LUNG GROUP LIMITED
(incorporated in Hong Kong with limited liability)

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT

(I) Connected transactions regarding the proposed acquisition by HLP (or its designated subsidiary or subsidiaries) as the Purchaser, of the interests of the HLG Group in 460,575,581 A Shares and 417,686,735 B Shares in GHH

(II) Possible mandatory unconditional cash offers by Platinum Securities Company Limited on behalf of the Purchaser for all the Shares (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it)

(III) Proposed privatisation of GHH

Financial Adviser to HANG LUNG PROPERTIES LIMITED

PLATINUM
Securities

DELAY IN DESPATCH OF CIRCULARS

HLG and HLP have applied and have obtained a waiver from the Stock Exchange for an extension of the deadline for the despatch of the Circulars to 20th September, 2002.

Reference is made to the joint announcement dated 28th August, 2002 (the "Joint Announcement") made by Hang Lung Group Limited ("HLG"), Hang Lung Properties Limited ("HLP") and Grand Hotel Holdings Limited. Terms used herein, unless otherwise defined, have the same meanings as in the Joint Announcement.

Rule 14.29(2) of the Listing Rules requires HLG and HLP to send their respective circulars (the "Circulars") in relation to the S&P Agreement to their respective shareholders within 21 days after the publication of the Joint Announcement, being 19th September, 2002. As additional time is required to finalise the information in relation to the Acquisitions and the Offers to be included in the Circulars, HLG and HLP have applied to and have obtained a waiver from the Stock Exchange for an extension of the deadline for the despatch of the Circulars to 20th September, 2002.

By order of the Board
Hang Lung Group Limited
Terry Sze Yuen Ng
Executive Director

By order of the Board
Hang Lung Properties Limited
Terry Sze Yuen Ng
Executive Director

Hong Kong, 19th September, 2002

The directors of HLG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLP) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLP) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of HLP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLG) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th September, 2002

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 7th October, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ______)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,323,812,242		
Increase/(Decrease) during the month	-		
Balance at close of the month :	1,323,812,242		

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.________ Exercise price: HK$ ______ 2.________ Exercise price: HK$ ______	Per	attached				
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.________ *Subscription price: HK$* ______ 2.________ *Subscription price: HK$* ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
________ Convertible price: HK$______	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					============

Remarks : ______________________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secretar

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	10,650,000	Nil	Nil	Nil	10,650,000	Nil
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	390,000	Nil	Nil	Nil	390,000	Nil
- Exercise price: HK$6.87	350,000	Nil	Nil	Nil	350,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil

Our Ref: SO-218-2002/HLGL

8th October, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

Dear Sirs,

Re: Notice of Annual General Meetings -
Hang Lung Group Limited
Hang Lung Properties Limited
Grand Hotel Holdings Limited

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

Our Ref: SO-224-2002/HLG

8th October, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

UNDERTAKING

With reference to the proposed general mandate ("the Repurchase Mandate") to repurchase shares as set out under resolution No. 5A in the Notice of Annual General Meeting to be held on 22nd November, 2002, the Board of Directors of Hang Lung Group Limited ("the Company") hereby undertakes that the Company will only exercise the power of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the laws of Hong Kong.

On behalf of the Board of
HANG LUNG GROUP LIMITED

Terry S.Y. Ng
Director

TN/RsC/el

COPY

恒隆集團有限公司
HANG LUNG GROUP LIMITED

Our Ref: SO-219-2002/HLGL

8th October, 2002

HANG LUNG GROUP

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Announcement

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Mr. Joseph Wan of the Exchange on 8th October, 2002 at 6:00 p.m. The document may be published ~~after (but should not be published before) 1:00 a.m. on 9th October, 2002~~. immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

28/F Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Telephone (852) 2879 0111
Facsimile (852) 2868 6031

COPY

IMPORTANT

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hang Lung Group Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

恒隆集團
HANG LUNG GROUP

HANG LUNG GROUP LIMITED

恒隆集團有限公司

(incorporated in Hong Kong with limited liability)

(i) Connected transactions regarding the proposed acquisition by HLP (or its designated subsidiary or subsidiaries) as the Purchaser of the interests of the HLG Group in 460,575,581 A Shares and 417,686,735 B Shares in GHH

(ii) Possible mandatory unconditional cash offers by Platinum Securities Company Limited on behalf of the Purchaser for all the Shares (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it)

(iii) Proposed privatisation of GHH

Independent Financial Adviser to the Independent HLG Shareholders

UBS Warburg

UBS Warburg Asia Limited

A letter from the HLG Board is set out on pages 5 to 18 of this circular. A letter from UBS Warburg, the independent financial adviser to the Independent HLG Shareholders, is set out on pages 19 to 27 of this circular.

A notice of the extraordinary general meeting of Hang Lung Group Limited to be held at 4:00 p.m. on 8th October, 2002 at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong is set out on pages 40 to 41 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the extraordinary general meeting to the share registrar of Hang Lung Group Limited, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong. Completion and return of the form of proxy shall not preclude you from attending and voting at the extraordinary general meeting of Hang Lung Group Limited if you so wish.

20th September, 2002

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context requires otherwise:

"A Shares"	ordinary A shares of nominal value of HK$0.10 each in the capital of GHH;
"A Share Offer"	the possible unconditional cash offer by Platinum on behalf of the Purchaser for the A Shares in issue (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it), details of which are set out in this circular;
"Acquisitions"	the acquisitions by the Purchaser of the interests of the HLG Group in 460,575,581 A Shares and 417,686,735 B Shares under the S&P Agreement, being an interest representing approximately 74.1% and 69.6% of the A Shares and B Shares respectively in issue as at the Latest Practicable Date through the acquisition of: (a) 332,047,066 A Shares and 417,686,735 B Shares directly; and (b) the entire issued share capital of, and Shareholders' Loans to, Hang Far Company Limited and Hoi Sang Limited, two wholly-owned subsidiaries of HLG holding 128,528,515 A Shares in aggregate;
"Announcements"	the joint announcement dated 28th August, 2002 made by HLG, HLP and GHH in relation to the Acquisitions and the transactions contemplated thereunder and the joint announcement dated 29th August, 2002 made by HLG, HLP and GHH in relation to the Offers;
"Assignee"	Noble Hill Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of HLP;
"Assignor"	Jackpot Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of HLG;
"associate(s)"	has the meaning ascribed thereto under the Listing Rules;
"B Shares"	ordinary B shares of nominal value of HK$0.01 each in the capital of GHH;

"B Share Offer"	the possible unconditional cash offer by Platinum on behalf of the Purchaser for the B Shares in issue (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it), details of which are set out in this circular;
"Chesterton"	Chesterton Petty Limited, the independent valuer of the properties owned by GHH;
"Cole"	Cole Limited, being the trustee for certain trusts holding shares in HLG, HLP and GHH. An associate of Mr. Gerald Lokchung Chan, a non-executive HLG Director, is a member of a wide class of discretionary objects of one of the trusts;
"Companies Ordinance"	Companies Ordinance (Chapter 32 of the Laws of Hong Kong);
"Completion"	completion of the S&P Agreement;
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules;
"GHH"	Grand Hotel Holdings Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange;
"GHH Group"	GHH and its subsidiaries;
"HLG"	Hang Lung Group Limited (formerly known as "Hang Lung Development Company, Limited"), a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange;
"HLG Board"	the board of HLG Directors;
"HLG Director(s)"	director(s) of HLG;
"HLG EGM"	the extraordinary general meeting of HLG to be convened for the purpose of considering and, if thought fit, passing an ordinary resolution to approve the Acquisitions;
"HLG Group"	HLG and its subsidiaries;
"HLG Share(s)"	ordinary shares of nominal value of HK$1.00 each in the capital of HLG;
"HLG Shareholder(s)"	holder(s) of HLG Share(s);

"HLP"	Hang Lung Properties Limited (formerly known as "Amoy Properties Limited"), a company incorporated in Hong Kong, the ordinary shares of which are listed on the Stock Exchange and is held as to approximately 61.2% by its controlling shareholder, HLG;
"HLP Director(s)"	director(s) of HLP;
"HLP EGM"	the extraordinary general meeting of HLP to be convened for the purpose of considering and, if thought fit, passing an ordinary resolution to approve the Acquisitions;
"HLP Group"	HLP and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Independent HLG Shareholders"	HLG Shareholders other than Cole and its associates (as defined in the Listing Rules);
"Latest Practicable Date"	17th September, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Offers"	the A Share Offer and the B Share Offer;
"Platinum"	Platinum Securities Company Limited, a registered investment adviser and registered dealer under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong);
"Purchaser"	HLP or, if HLP designates a wholly-owned subsidiary or subsidiaries as the purchaser under the S&P Agreement, such wholly-owned subsidiary or subsidiaries (as the case may be);
"S&P Agreement"	the conditional sale and purchase agreement dated 28th August, 2002 entered into between, among others, HLP and HLG relating to the Acquisitions;
"Sale Share(s)"	the 332,047,066 A Shares and 417,686,735 B Shares and the entire issued share capital of Hang Far Company Limited and Hoi Sang Limited, two wholly-owned subsidiaries of HLG holding 128,528,515 A Shares in aggregate, to be sold by the HLG Group under the S&P Agreement, representing an interest in approximately 74.1% and 69.6% of the A Shares and B Shares respectively in issue as at the Latest Practicable Date;

"SFC"	the Securities & Futures Commission of Hong Kong;
"Share(s)"	A Shares and B Shares;
"Shareholder(s)"	holders of A Shares and/or B Shares;
"Shareholder's Loan 1"	an unsecured interest-free loan in the principal amount of approximately HK$223.2 million owing by Hang Far Company Limited to the Assignor, each a wholly-owned subsidiary of HLG;
"Shareholder's Loan 2"	an unsecured interest-free loan in the principal amount of approximately HK$13.2 million owing by Hoi Sang Limited to the Assignor, each a wholly-owned subsidiary of HLG;
"Shareholders' Loans"	Shareholder's Loan 1 and Shareholder's Loan 2;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers;
"UBS Warburg"	UBS Warburg Asia Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong) and the independent financial adviser to the Independent HLG Shareholders;
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong; and
"%"	percentage.

恒隆集團
HANG LUNG GROUP

HANG LUNG GROUP LIMITED

恒 隆 集 團 有 限 公 司

(incorporated in Hong Kong with limited liability)

Executive Directors:
Ronnie Chichung Chan *(Chairman)*
Nelson Wai Leung Yuen
Wilfred Sai Leung Ho
Terry Sze Yuen Ng

Non-Executive Directors:
Gerald Lokchung Chan
Laura Lok Yee Chen

Independent Non-Executive Directors:
Shang Shing Yin
Hon Kwan Cheng
Simon Sik On Ip

Registered office:
28/F, Standard Chartered
Bank Building
4 Des Voeux Road Central
Hong Kong

20th September, 2002

To the HLG Shareholders

Dear Sir or Madam,

(i) Connected transactions regarding the proposed acquisition by HLP (or its designated subsidiary or subsidiaries) as the Purchaser of the interests of the HLG Group in 460,575,581 A Shares and 417,686,735 B Shares in GHH

(ii) Possible mandatory unconditional cash offers by Platinum Securities Company Limited on behalf of the Purchaser for all the Shares (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it)

(iii) Proposed privatisation of GHH

INTRODUCTION

On 28th August, 2002, the HLG Directors announced that HLG had entered into the S&P Agreement with, among others, HLP pursuant to which HLP agreed to, among other things, purchase, or procure to purchase, from HLG or its wholly-owned subsidiaries, their entire interests in

460,575,581 A Shares and 417,686,735 B Shares at approximately HK$847.5 million in aggregate for the A Shares and approximately HK$76.9 million in aggregate for the B Shares, representing a total consideration of approximately HK$924.4 million. Such consideration is calculated based on an agreed price of HK$1.84 per A Share and HK$0.184 per B Share respectively. Completion of the Acquisitions is conditional on a number of conditions as set out below under the section headed "Conditions of the S&P Agreement".

Upon Completion, the Purchaser and its concert parties will be interested in 477,093,067 A Shares and 438,282,785 B Shares, representing approximately 76.8% and 73% of the A Shares and B Shares respectively in issue. Pursuant to Rule 26.1 of the Takeovers Code, upon Completion, Platinum will, on behalf of the Purchaser, make a mandatory unconditional general offer for each class of A Shares and B Shares in issue which are not already owned or agreed to be acquired by the Purchaser and parties acting in concert with it.

As stated in the Announcements, in the event that the Offers are made on behalf of the Purchaser after Completion and, upon closing of the Offers, not less than 90% in value of each class of the disinterested A Shares and the disinterested B Shares for which the Offers are made have been acquired by the Purchaser, it is the intention of the Purchaser to avail itself of the compulsory acquisition provisions of the Companies Ordinance and an application will be made for the withdrawal of the listing of the Shares on the Stock Exchange.

HLG is the holding company of HLP, holding approximately 61.2% of its issued share capital. The Acquisitions accordingly constitute connected transactions for each of HLG and HLP and are subject to, among other conditions, the approval of the independent shareholders of each of HLG and HLP. An extraordinary general meeting of each of HLG and HLP will be convened for the purposes of seeking such approval. The HLG EGM to be convened will be held at 4:00 p.m. on 8th October, 2002 at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong at which an ordinary resolution will be proposed to approve the Acquisitions and will be voted on by the Independent HLG Shareholders. In view of Cole's interest in the Acquisitions, Cole and its associates are required under the Listing Rules to abstain from voting on the resolution. In view of the interests of HLG in the Acquisitions, HLG will also abstain from voting at the HLP EGM.

An associate of Mr. Gerald Lokchung Chan, a non-executive HLG Director, is a member of a wide class of discretionary objects of a trust, for which Cole is holding shares in HLG and GHH as the trustee. Ms. Laura Lok Yee Chen, another non-executive HLG Director, is a common director of both HLG and HLP Messrs. Shang Shing Yin and Hon Kwan Cheng are common directors of both HLG and HLP and Mr. Simon Sik On Ip is a partner of Johnson Stokes & Master, legal adviser of HLG in respect of the Acquisitions. As such, none of the non-executive HLG Directors and independent non-executive HLG Directors is considered appropriate to be appointed members of the independent board committee to advise the Independent HLG Shareholders on the Acquisitions. Accordingly, UBS Warburg has been appointed as the independent financial adviser to advise the Independent HLG Shareholders directly.

The purpose of this circular is to provide you with details of the Acquisitions, to set out the advice from UBS Warburg in relation to the Acquisitions and to give you notice of the HLG EGM at which your approval of the Acquisitions will be sought.

S&P AGREEMENT

Date

28th August, 2002

Parties

(1) HLG, as vendor

(2) HLP, as purchaser

(3) the Assignor, as assignor of the Shareholders' Loans

(4) the Assignee, as assignee of the Shareholders' Loans

Interests to be acquired

Under the S&P Agreement, HLP has agreed to purchase (or procure the purchase by its designated wholly-owned subsidiary or subsidiaries of):

(a) 332,047,066 A Shares and 417,686,735 B Shares; and

(b) the entire issued share capital of, and the Shareholders' Loans to, Hang Far Company Limited and Hoi Sang Limited, two special purpose wholly-owned subsidiaries of HLG holding 128,528,515 A Shares in aggregate.

The above Shares to be acquired represent an ultimate interest in 460,575,581 A Shares and 417,686,735 B Shares, currently owned by HLG indirectly through its wholly-owned subsidiaries, constituting HLG's entire interest in GHH, representing approximately 74.1% and 69.6% of the A Shares and B Shares respectively in issue as at the Latest Practicable Date.

Purchase price

Approximately HK$924.4 million in aggregate, based on an agreed price of HK$1.84 per A Share and HK$0.184 per B Share respectively, will be payable in cash upon Completion. The purchase price was determined with reference to the consolidated net asset value of the GHH Group and adjusted with reference to the valuation of the Grand Tower Hotel, the Grand Plaza Hotel and the Grand Plaza Apartments as at 28th August, 2002 by Chesterton (the valuation of these properties has been set out in Appendix I to this circular) and the value of the management contract of The Wesley. The Wesley is not owned by GHH but is managed by one of its wholly owned subsidiaries. The value of the management contract of The Wesley has been determined to be an obligation of approximately HK$90 million, which has not been independently verified, with reference to its financial performance for the three latest financial years as disclosed in Appendix II to this circular and the major terms of the management contract. Such terms include, but are not limited to, a guaranteed annual minimum income to the owner of The Wesley of HK$11 million for the next five years of the remaining contract and HK$15 million for the last five remaining years. The contract is non-transferrable and is

terminable only upon the liquidation of the owner of The Wesley or if the owner breaches the contract or if the GHH Group breaches its obligation to operate The Wesley until the end of the contract term. In addition to these factors, the HLG Directors and the HLP Directors have sought an independent assessment of such management contract to further evaluate the value they have placed on this management contract. The independent assessment took into consideration a cashflow forecast which, due to Auditing Guideline limitations, cannot fulfill the requirements of Rule 10 of the Takeovers Code. Consequently, the independent assessment report has not been included in this circular. The purchase price of HK$1.84 per A Share and HK$0.184 per B Share represents:

- a premium of approximately 116.5% and 114% over the closing prices of the A Shares and the B Shares respectively on the Stock Exchange on 27th August, 2002, being the last trading day before suspension of trading of the Shares on the Stock Exchange on 28th August, 2002;

- a premium of approximately 116.5% and 119.1% over the average closing prices of the A Shares and the B Shares respectively for the consecutive 30 trading days ended on 27th August, 2002;

- a premium of approximately 106.7% and 111.5% over the average closing prices of the A Shares and the B Shares respectively for the consecutive 90 trading days ended on 27th August, 2002;

- a discount of approximately 25.2% to the audited consolidated net asset value per A Share and per B Share as at 30th June, 2002; and

- an amount equivalent to the audited consolidated net asset value per A Share and per B Share as at 30th June, 2002, adjusted with reference to the latest valuations of the real properties of GHH and the value of the outstanding management contract of The Wesley.

Basis for the Consideration

The consideration and other terms of the S&P Agreement were negotiated on an arm's length basis and based on normal commercial terms. The consideration payable was determined by reference to:

(a) in respect of the 332,047,066 A Shares and the 417,686,735 B Shares, with reference to the consolidated net asset value of the GHH Group of approximately HK$1,673.5 million as shown in the latest audited accounts of the GHH Group as at 30th June, 2002, adjusted with reference to an independent valuation of the properties of the GHH Group as at 28th August, 2002 by Chesterton (the valuation of these properties has been set out in Appendix I to this circular) and the value of the management contract of The Wesley; and

(b) in respect of the remaining interest in 128,528,515 A Shares in total to be acquired through the purchase of the entire issued share capital of, and the Shareholders' Loans to, Hang Far Company Limited and Hoi Sang Limited, with reference to:

- the unaudited net asset value of the entire equity interest in Hang Far Company Limited and Hoi Sang Limited of HK$7,090 and HK$5,302 respectively as shown in their latest management accounts as at 31st July, 2002, having taken into account the purchase price of HK$1.84 per A Share; and

- the face value of the Shareholders' Loans for an aggregate of approximately HK$236.4 million.

Although the net asset value per A Share and per B Share with reference to the GHH Group's latest audited accounts as at 30th June, 2002 were approximately HK$2.46 and HK$0.246 respectively, these values reflect the historical costs of the assets of the GHH Group. In an effort to determine a fair purchase price, HLG, HLP and GHH commissioned a valuation of the properties of GHH Group to help them ensure that the assets to be sold and acquired reflect their fair value. With the independent valuation from Chesterton taking into account the enhancement in value as a result of the potential change of usage of these properties, and the value of the management contract of The Wesley, the net asset value of the GHH Group is adjusted to HK$1.84 per A Share and HK$0.184 per B Share. As such, the HLG Directors and the HLP Directors have agreed to use this latest valuation of the Shares to form the basis of the purchase price.

During negotiation, further consideration was given to the fact that HLG and HLP are connected parties. The Acquisitions are subject to the approval of the independent shareholders of both HLG and HLP, and it would be necessary and prudent to determine a purchase price that is fair and reasonable to both HLG and HLP. The HLG Directors are of the view that since the Acquisitions are transactions between HLG and its non-wholly owned subsidiaries in an attempt to build up the overall property portfolio of the HLG Group, neither a premium nor a discount to the net asset value would be considered appropriate in the circumstance. On this basis, the HLP Directors and the HLG Directors agreed to strike the price at the adjusted net asset value of the GHH Group of HK$1.84 per A Share and HK$0.184 per B Share.

Conditions of the S&P Agreement

Completion of the S&P Agreement is conditional upon the following conditions being fulfilled:

(a) the HLG Shareholders who are not required by the Listing Rules to abstain from voting having passed an ordinary resolution to approve the Acquisitions at the HLG EGM to be convened;

(b) the shareholders of HLP who are not required by the Listing Rules to abstain from voting having passed an ordinary resolution to approve the Acquisitions at the HLP EGM to be convened; and

(c) all relevant consents of the Stock Exchange, the SFC and any other applicable governmental or regulatory authorities having been given in respect of the Acquisitions and all applicable statutory or other legal obligations have been complied with.

Completion

Completion of the Acquisitions will take place on the day immediately after the date on which the conditions of the S&P Agreement have been fulfilled and is expected to take place on 9th October, 2002. In the event that any condition of the S&P Agreement is not fulfilled by 31st December, 2002 (or such later date as the parties to the S&P Agreement may agree), the S&P Agreement will lapse automatically.

SHAREHOLDING STRUCTURE

Set out below is a table showing the existing shareholding structure of GHH and the shareholding structure of GHH immediately after Completion:

	Existing shareholding structure of GHH				Shareholding structure of GHH immediately after Completion			
	Number of A Shares	%	Number of B Shares	%	Number of A Shares	%	Number of B Shares	%
Cole *(Note)*	15,765,607	2.54	20,396,065	3.40	15,765,607	2.54	20,396,065	3.40
HLG	460,575,581	74.09	417,686,735	69.61	—	—	—	—
HLP	—	—	—	—	460,575,581	74.09	417,686,735	69.61
Director of HLP and GHH *(Note)*	171,879	0.03	199,985	0.03	171,879	0.03	199,985	0.03
Platinum *(Note)*	580,000	0.09	—	—	580,000	0.09	—	—
Subtotal	477,093,067	76.75	438,282,785	73.04	477,093,067	76.75	438,282,785	73.04
Public shareholders	144,538,159	23.25	161,717,215	26.96	144,538,159	23.25	161,717,215	26.96
Total	621,631,226	100	600,000,000	100	621,631,226	100	600,000,000	100

Note: Each of (i) Cole, (ii) an HLP Director who is also a director of GHH, and (iii) Platinum, being the financial adviser to HLP, has been deemed to be a concert party of HLP in respect of the Offers.

The following diagrams illustrate the simplified shareholding structure as amongst HLP, HLG and GHH as at the Latest Practicable Date and immediately after completion of the compulsory acquisition and withdrawal of listing of GHH from the Stock Exchange respectively:

Simplified shareholding structure as at the Latest Practicable Date


Cole
2.5% A Shares
3.4% B Shares
1%
36%
HLG
(listed)
74.1% A Shares
69.6% B Shares
61.2%
GHH
(listed)
HLP
(listed)

Simplified shareholding structure immediately after completion of the compulsory acquisition and withdrawal of listing of GHH from the Stock Exchange


Cole
36%
HLG
(listed)
1%
61.2%
HLP
(listed)
100% A Shares
100% B Shares
GHH
(unlisted)

REASONS FOR THE ACQUISITIONS AND THE OFFERS

It is part of the ordinary course of business of HLG to look for opportunities to build its land bank for future development via its property flagship company HLP and to streamline the property portfolio within the HLG Group to create synergy and to facilitate more efficient management and control. It is therefore logically and strategically advantageous for HLG Group to consolidate the ownership and management of the properties of GHH, namely the Grand Tower Hotel, the Grand Plaza Hotel and the Grand Plaza Apartments, which are contiguous to the Grand Tower Arcade and the Kornhill Plaza held by HLP. Since the properties are an integral part of the other properties under HLP, this would have the benefit of generating greater synergy in the current property market, thus releasing the full potential of the properties. Though the costs for the Acquisitions can alternatively be deployed for acquiring other properties in Mongkok and Quarry Bay, availability of properties for sale in such developed areas is limited and chances of acquiring comparable plots are very low. Acquiring properties in such areas also often involve acquisition of old buildings and vacating the existing residents. That would be a lengthy and cumbersome task, and hence, a costly process. Therefore, it is attractive to the HLG Group to consolidate these properties held by GHH under HLP, en bloc, and readily convert them into revenue generating properties for the overall HLG Group. The timing involved in the conversion of these two properties will be substantially less than that required for land acquisition, demolition and construction. With minimal conversion work required and the approval by the Government for the change in use of the properties, they can expediently become investment properties contributing to the revenue for the overall HLG Group.

As stated in the Announcements, HLP intends to renovate the properties and change their use to realise the full potential of these properties in today's property market. The plan is to convert the Grand Tower Hotel into offices with ancillary commercial facilities as leasing of offices in that prime location and commercial centre would be more profitable than operating a hotel today. There are other office-buildings in Mongkok which may pose competition to the converted Grand Tower Hotel. However, Grand Tower Hotel is situated on one of the busiest commercial streets in Hong Kong, Nathan Road, and is conveniently located near the Mongkok Mass Transit Railway Station. Its renovation will further set it apart from the office buildings nearby. Its strategic location and the refurbished interior will provide it with much advantage over competition in the area. Furthermore, HLP is currently already operating four office buildings, namely Ritz Building, Park-In Commercial Centre, Hollywood Plaza and Argyle Centre Phase I in the same district which should result in further synergy in property management. Based on the HLP property portfolio yielding between a range of 6% to 8%, the HLG Directors believe the management of HLP would endeavor to achieve a similar yield for the converted property.

Meanwhile, the Grand Plaza Hotel will be converted into serviced apartments so that the entire block becomes serviced apartments. The benefit of converting the Grand Plaza Hotel into serviced apartments will largely come from significant enhancement of cost efficiency and effectiveness. The staff size required to manage the serviced apartments is expected to be significantly less than that for managing a hotel. Operation of a hotel would require staff to be on duty at all times. However, this is not required for serviced apartments. Furthermore, as there are not many recognised sizeable serviced apartment blocks in close proximity to the Grand Plaza Hotel in Kornhill, competition is limited. In addition, the range of possible tenants for serviced apartments is much wider than the hotel market as Hong Kong residents or expatriates do not typically rent hotel rooms on a medium to long term basis. However, people such as single professionals, married couples without children, as well as short-term visitors to Hong Kong may consider leasing serviced apartments. Since the serviced apartment block in the Kornhill area is close to the Taikoo Mass Transit Railway Station, it provides convenient transportation for the residents and attracts potential tenants. The existing serviced apartments in Kornhill, the Grand Plaza Apartments, has achieved over 90% occupancy rate for the last three financial years ended 30th June, 2002 and the average revenue generated per room is higher than that generated from hotel rooms within the GHH Group. Given the high occupancy rate, it is believed that serviced apartments in the Kornhill area are in demand.

With the two properties converted, the HLG Directors believe that HLP could expect better returns on investment to be generated through enhanced economies of scale. There will be limited governmental approval required in the conversion given there is no change in the land use. The only approval required is for buildings work which is a standard application for any conversion work. It is estimated that the conversion of the Grand Tower Hotel will require approximately HK$70 million and for converting the Grand Plaza Hotel will be approximately HK$10 million. As stated in the Announcements, the HLP Directors are of the view that by carrying out the changes outline above, HLP will be able to realise the maximum potential value from the properties for its shareholders upon the completion of the Acquisitions.

The objective of the Acquisitions is therefore to further enhance shareholders' value for all the shareholders of the companies within the HLG Group. The effective shareholding of HLG in GHH will only decrease from an effective holding of approximately 74.1% of the A Shares and 69.6% of the B Shares to approximately 61.2% of the issued share capital of GHH immediately after the completion of a compulsory acquisition and withdrawal of the listing of GHH from the Stock Exchange. GHH effectively remains an indirect subsidiary of HLG.

INFORMATION ON HLG

HLG is a company listed on the Stock Exchange and has been involved in property development in Hong Kong for over 40 years. HLG is responsible for a growing list of developments throughout Hong Kong, and is active in Mainland China where its business has been concentrated in Shanghai since 1992. The new property development interests of HLG Group are now held through the HLP Group and its hotel investments are held through the GHH Group.

INFORMATION ON HLP

HLP is the property arm of HLG, being one of the largest property development and investment companies in Hong Kong in terms of its market capitalisation and with over 40 years of operation in the Hong Kong property market. HLP is a 61.2% owned subsidiary of the HLG Group.

INFORMATION ON GHH

Background and principal activities

GHH is a subsidiary of HLG. The principal activities of GHH are investment holding, and through its subsidiaries, ownership and management of hotels and serviced apartments. GHH owns and manages the Grand Tower Hotel in Mongkok and the Grand Plaza Hotel and Grand Plaza Apartments in Quarry Bay. It also manages The Wesley in Wanchai and The Bay Bridge in Tsuen Wan.

Financial information

The following table sets out a summary of the audited consolidated results of the GHH Group for the three years ended 30th June, 2002:

	For the year ended 30th June (audited)		
	2000	**2001**	**2002**
	HK$'Million	*HK$'Million*	*HK$'Million*
Turnover	264.2	271.9	224.4
Net profits attributable to shareholders	21.3	33.0	18.2

The audited consolidated net asset value of the GHH Group as at 30th June, 2002 was approximately HK$1,673.5 million, representing HK$2.46 per A Share and HK$0.246 per B Share.

The audited consolidated net asset value per A Share and per B Share as at 30th June, 2002 adjusted by reference to the latest valuation of the real properties of GHH and the value of the management contract of The Wesley are HK$1.84 and HK$0.184 respectively.

CONNECTED TRANSACTIONS

HLG is the holding company of HLP, holding approximately 61.2% of its issued share capital. The Acquisitions accordingly constitute connected transactions for each of HLG and HLP within the meaning of the Listing Rules. As a result, the Acquisitions are subject to the approval of the independent shareholders of each of HLG and HLP. Each of HLG and HLP will convene an extraordinary general meeting to be held respectively to consider the Acquisitions. As mentioned above, Cole and its associates will abstain from voting at the HLG EGM. In view of the interests of HLG in the Acquisitions, HLG will also abstain from voting at the HLP EGM. The HLG Directors consider the terms of the Acquisitions to be fair and reasonable and in the interest of HLG and the HLG Shareholders as a whole.

POSSIBLE UNCONDITIONAL CASH OFFERS

Background

Upon Completion, the Purchaser and its concert parties will be interested in 477,093,067 A Shares and 438,282,785 B Shares, representing approximately 76.8% and 73% of the A Shares and B Shares respectively in issue. Under Rule 26.1 of the Takeovers Code, upon Completion, the Purchaser will be required to make a mandatory unconditional general offer in respect of each class of Shares, being the A Shares and B Shares in issue, not already owned or agreed to be acquired by the Purchaser and parties acting in concert with it.

As the Offers will only be made if Completion of the S&P Agreement takes place, the making of the Offers is a possibility only and the Offers may or may not proceed.

If the Offers are made, they will be made on the terms set out below.

The Offers

If Completion takes place, Platinum will, on behalf of the Purchaser, make a mandatory unconditional cash offers for all the Shares in issue, other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it. The Offers will comprise the A Share Offer and the B Share Offer, which will be made on the following basis:

A Share Offer: **offer price of HK$1.84 in cash for each A Share,** which is equivalent to the agreed value per A Share under the Acquisitions; and

B Share Offer: **offer price of HK$0.184 in cash for each B Share,** which is equivalent to the agreed value per B Share under the Acquisitions.

Conditions for the Offers

If the Offers are made, they will be unconditional.

Total consideration

In the event that the A Share Offer and the B Share Offer are accepted in full, the aggregate amount payable by the Purchaser under the A Share Offer and the B Share Offer would be approximately HK$266 million and HK$29.8 million respectively, being approximately HK$295.8 million in aggregate. The Offers will be funded by internal resources and/or bank financing of the HLP Group.

COMPULSORY ACQUISITION AND WITHDRAWAL OF LISTING OF GHH

As mentioned in the Announcements, if valid acceptances are received by the Purchaser (and not, unless permitted by the Takeovers Code, withdrawn) for each of the classes of A Shares and B Shares amounting to not less than 90% in value of the disinterested A Shares and the disinterested B Shares respectively in issue for which the Offers are made, it is the intention of the Purchaser to avail itself of the compulsory acquisition provisions under section 168 of the Companies Ordinance to acquire all the Shares. Subsequent to such compulsory acquisition, GHH will become a wholly-owned subsidiary of HLP, and an application will be made to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange.

In the event that the acceptances of the Offers do not amount to 90% or more of the value of the disinterested A Shares and the disinterested B Shares respectively in issue, GHH will seek the approval of its independent Shareholders for the withdrawal of listing of the Shares on the Stock Exchange in accordance with Rule 2.2 of the Takeovers Code and Rule 6.12 of the Listing Rules.

If the Shareholders elect not to accept the Offers and the listing of the Shares on the Stock Exchange is subsequently withdrawn, Shareholders who elect not to accept the Offer(s) would be left holding Shares in an unlisted company, in which circumstances there may not be a market with liquidity for such Shares.

Subject to GHH maintaining its listing and prescribed minimum public float on the Stock Exchange, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by GHH. The Stock Exchange has the discretion to require GHH to issue a circular to its Shareholders irrespective of the size of any proposed transaction, particularly when such proposed transaction represents a departure from the principal activities of GHH. The Stock Exchange also has the power to aggregate a series of transactions and any such transactions may result in GHH being treated as if it were a new listing applicant.

INTENTION OF HLP REGARDING THE GHH GROUP

Business

As set out in the Announcements, the HLP Directors consider that the most efficient business plan to realise the full potential of these properties for HLP would be to carry out the following conversion work on the properties currently owned by GHH:

1. *Grand Tower Hotel*

   The fifth to twentieth floors of the hotel will be converted into offices with ancillary commercial facilities as leasing of offices in that prime location and commercial centre would be more profitable than the operation of a hotel.

2. *Grand Plaza Hotel*

   The existing 248 hotel rooms will be converted into serviced apartments so that the management of the entire block of serviced apartments can achieve economies of scale.

These two properties were acquired by GHH in 1988. With the extensive experience that the HLP Directors have in the Hong Kong property market, the changes in the property market over the past 14 years and the fact that it is time to review the scheduled maintenance plans for these properties, the HLG Directors are of the view that an overall review to consider the future plans and renovation of these properties held under GHH would be appropriate and efficient. Such changes in the use of the properties are a commercial decision in the ordinary course of business and the Acquisitions would facilitate such a plan.

Upon Completion, the operations of the two properties would be consolidated under the management of HLP Group for efficiency reasons. With that, only the hotel management contract for The Wesley and the service contract for The Bay Bridge will remain in GHH while the two converted properties would be managed and operated by HLP. With The Wesley management contract estimated to have a negative return, and the two converted properties generating passive income only, GHH will not have adequate operations nor promising growth potential to warrant a listing status. Such a listed company will find it difficult to attract new investors or maintain the investment interest of its existing minority shareholders. Furthermore, the resources allocated to maintain the listing would also not be cost-beneficial in the longer term. Therefore, as stated in the Announcements, the HLP Directors intend to privatise GHH and withdraw the listing of the Shares on the Stock Exchange upon completion of the Acquisitions and the Offers.

Directors of GHH

As stated in the Announcements, it is the intention of HLP that there will be no change in the composition of the board of directors of GHH as a result of the Acquisitions and the Offers.

So long as the Shares remain listed on the Stock Exchange, HLP will ensure that a sufficient number of independent directors will continue to be appointed to the board of GHH.

EXTRAORDINARY GENERAL MEETING

A notice convening the HLG EGM to be held at 4.00 p.m. on 8th October, 2002 at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong is set out on pages 40 to 41 of this circular. At the HLG EGM, an ordinary resolution will be proposed to approve the Acquisitions and the transactions contemplated thereunder.

A form of proxy for use at the HLG EGM is enclosed. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the HLG EGM to the share registrar of HLG, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong. Completion and return of the form of proxy shall not preclude you from attending and voting at the HLG EGM if you so wish.

RECOMMENDATION

An associate of Mr. Gerald Lokchung Chan, a non-executive HLG Director, is a member of a wide class of discretionary objects of a trust, for which Cole is holding such shares in HLG and GHH as the trustee. Ms. Laura Lok Yee Chen, another non-executive HLG Director, is a common director of both HLG and HLP. Messrs. Shang Shing Yin and Hon Kwan Cheng are common directors of both HLG and HLP and Mr. Simon Sik On Ip is a partner of Johnson Stokes & Master, legal adviser of HLG in respect of the Acquisitions. As such, none of the non-executive HLG Directors and independent non-executive HLG Directors is considered appropriate to be appointed members of the independent board committee to advise the Independent HLG Shareholders on the Acquisitions. Accordingly, UBS Warburg has been appointed as the independent financial adviser to advise the Independent HLG Shareholders directly.

The text of the letter of advice from UBS Warburg, containing its opinion and the principal factors and reasons taken into account in arriving at its opinion as regards to the Acquisitions and the transactions contemplated thereunder is set out on pages 19 to 27 of this circular.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in Appendix I to III to this circular. Appendix I sets out the text of the letter, summary of values and valuation certificate received from Chesterton in connection with its valuations of the properties of GHH as at 28th August, 2002. There is no foreseeable potential tax liability in the context of Rule 11.3 of the Takeovers Code. Appendix II sets out certain financial information of The Wesley. Appendix III contains general information regarding HLG.

By Order of the Board
Terry Sze Yuen Ng
Executive Director

UBS Warburg

UBS Warburg
25/F One Exchange Square
8 Connaught Place
Central, Hong Kong

20th September, 2002

The Independent Shareholders
Hang Lung Group Limited

Dear Sirs,

We have been appointed by the Board of Directors (the "Directors") of Hang Lung Group Limited ("HLG" or the "Company") as the independent financial adviser to the independent shareholders of HLG (the "Independent Shareholders") in relation to the disposal (the "Transaction") by HLG of its entire shareholding interest in Grand Hotel Holdings Limited ("GHH") to Hang Lung Properties Limited ("HLP"), details of which are contained in this circular. As HLG is the holding company of HLP, holding approximately 61.2% of its issued share capital, the Transaction constitutes a connected transaction for each of HLG and HLP under the Listing Rules and is subject to the approval of the independent shareholders of each of HLG and HLP. As independent financial adviser, we are required to advise the Independent Shareholders as to whether or not the terms of the Transaction are fair and reasonable, from a financial perspective, so far as the Independent Shareholders are concerned. We note that none of the non-executive directors and independent non-executive directors of HLG is considered appropriate to be appointed members of an independent board committee of HLG, as stated elsewhere in this circular. Accordingly, we have been appointed to advise the Independent Shareholders directly. Terms used in this letter shall have the same meanings as defined elsewhere in this circular, unless otherwise defined or the context requires otherwise.

In determining our recommendation, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information and representations contained in this circular and other information that were publicly available or furnished to us by the Company or otherwise reviewed by us for the purposes of formulating the recommendation. We have assumed that all statements contained in and representations made or referred to in this circular were true and accurate at the time they were made and continue to be so at the date of despatch of this circular and also assumed that all intentions of the Company and the Directors will be met or carried out as the case may be. We have been advised by the Directors that no material factors have been omitted and we are not aware of any facts or circumstances which would render the information provided and representations made to us untrue, inaccurate or misleading.

We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our recommendation. However, we have not made any independent valuation of the assets of GHH and its subsidiaries (the "Group") nor have we conducted any independent in-depth investigation into the business and affairs of HLG, HLP or the Group.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our recommendation in respect of the terms of the Transaction, we have considered the following principal factors and reasons:

Strategic rationale

The principal activities of GHH are investment holding and, through its subsidiaries, ownership and management of hotels and serviced apartments. The Group owns and manages the Grand Tower Hotel in Mongkok and the Grand Plaza Hotel and Grand Plaza Apartments in Quarry Bay. It also manages The Wesley in Wanchai under a management contract and provides management services to The Bay Bridge in Tsuen Wan under a service contract.

We note that the Group has experienced substantial decline in the demand for its hotel accommodation. For the year ended 30 June 2002, the Group's turnover fell approximately 17.5% to HK$224.4 million from HK$271.9 million for the year ended 30 June 2001. We note that the decline has been attributed primarily to the general economic slowdown and the changing mix of tourist arrivals in Hong Kong, in conjunction with increased competition in the hotel sector. As stated by the Directors, while occupancy rates have been maintained, room rates have declined primarily due to shorter visits and reduced spending by business travellers and tourists.

The Directors have stated that it is logically and strategically advantageous for the HLG group to consolidate the ownership and management of the Group's properties, namely the Grand Tower Hotel, the Grand Plaza Hotel and the Grand Plaza Apartments, which are contiguous to the Grand Tower Arcade and the Kornhill Plaza held by HLP. Since the properties are an integral part of each other, the Directors believe that this would have the benefit of generating greater synergy. The Directors believe that it is attractive to the HLG group to consolidate these properties held by the Group under HLP, en bloc, and readily convert them into revenue-generating properties for the overall HLG group.

In relation to the Grand Tower Hotel, which is situated on Nathan Road, Mongkok, in Kowloon, we note that HLP intends to convert the property into offices with ancillary commercial facilities as the leasing of offices in a prime location within the commercial centre of Kowloon is expected to be more profitable than operating a hotel, for the reasons stated above. In relation to the Grand Plaza Hotel in Quarry Bay, which currently comprises hotel rooms and service apartments, we note that HLP intends to convert the entire block into serviced apartments, thereby enabling HLP to enhance cost-efficiency and effectiveness.

The Directors believe that consolidation of the two hotel properties currently owned and managed by the Group (the "Hotel Properties") within HLP is expected to generate better returns on investment through enhanced economies of scale. We note that the directors of HLP are of the view that by carrying out the changes as outlined above, HLP would be able to realise maximum

potential value from the Hotel Properties for its shareholders upon completion of the Transaction. Given that GHH remains effectively an indirect subsidiary of HLG, the Directors have stated that the objective of the Transaction is to further enhance shareholders' value for all the shareholders of the companies within the HLG group.

In conducting our analysis, we have analysed the terms of the Transaction from a financial perspective. Accordingly, we have assumed that all intentions of the Directors as regards the strategic rationale will be carried out. Having considered the strategic rationale as stated, we note that the hotel business of the Group has suffered a decline for the reasons as described above. Based on our understanding of the business and property portfolio of HLP, we concur that the Hotel Properties as renovated in accordance with HLP's intentions would appear to form a strategic fit with the existing business and property portfolio of HLP.

Price of the shares

In considering the prices at which the A and B Shares are proposed to be sold to HLP, which are HK$1.84 and HK$0.184 respectively (the "Sale Prices"), we have considered the Sale Prices against the trading prices of the A and B Shares on the Stock Exchange from 4 January 1999 up to 27 August 2002, being the trading day prior to the date on which the joint announcement was made by HLG, HLP and GHH in relation to the Transaction and the other transactions contemplated thereunder (the "Joint Announcement Date").

Sale Prices compared against the trading prices of the A and B Shares


Price (HKD)
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
Jan-99
Mar-99
May-99
Jun-99
Aug-99
Oct-99
Dec-99
Feb-00
Apr-00
Jun-00
Aug-00
Oct-00
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02
Aug-02
GHH A Share
A Share Sale Price
GHH B Share
B Share Sale Price

Source: Bloomberg

Below is a table setting out the approximate premia of the Sale Prices over the average closing prices of the A and B Shares over selected periods of time.

	A Share price *(HK$)*	Premium	B Share price *(HK$)*	Premium
Closing price of the shares on 28 August 2002, the Joint Announcement Date	0.85	116.5%	0.086	114.0%
Closing price of the shares on 27 August 2002, the trading day immediately preceding the Joint Announcement Date	0.85	116.5%	0.086	114.0%
Average closing price of the shares during the one-month period up to 27 August 2002	0.85	115.8%	0.084	120.0%
Average closing price of the shares during the six-month period up to 27 August 2002	0.86	113.0%	0.085	117.0%
Average closing price of the shares during the one-year period up to 27 August 2002	0.84	119.7%	0.085	115.6%
Average closing price of the shares from the period commencing 4 January 1999 up to 27 August 2002	0.86	114.9%	0.084	119.5%

Source: Bloomberg

The highest closing price for the A Shares for the period from 4 January 1999 up to the date prior to the Joint Announcement Date was HK$1.35 and the highest closing price for the B Shares for the same period was HK$0.143. The Sale Price for the A Shares represents a 36.3% premium to the highest closing price for this period and the Sale Price for the B Shares represents a 28.7% premium to the highest closing price for the same period. The Sale Prices for the A and B Shares represent a 2.2% and 2.2% premia to the respective closing prices of HK$1.80 and HK$0.180 as at the Latest Practicable Date.

For reference, we have also examined the performance of the A and B Shares against the Hang Seng Index, the Hang Seng Property Index and the HKSE All Ordinaries Hotels Index. As can be seen in the chart below, since 4 January 1999, the A and B Shares have generally under-performed the indices.

Performance of the A and B Shares compared with the Hang Seng Index, the Hang Seng Property Index and the HKSE All Ordinaries Hotels Index


200
180
160
140
120
100
80
60
40
20
0
Price (rebased)
Jan-99
Mar-99
May-99
Jul-99
Sep-99
Oct-99
Dec-99
Feb-00
Apr-00
Jun-00
Aug-00
Oct-00
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02
Aug-02
GHH A Share
GHH B Share
Hang Seng Index
Hang Seng Property Index
HKSE All Ordinaries Hotels

Source: Bloomberg

Note: All values have been rebased to 100 as at 1 January 1999.

We have also examined the trading liquidity of the A and B Shares over selected periods of time. As can be seen below, the average daily trading volume of the A and B Shares have remained low at below 0.01% of the respective total shares in issue for the selected periods of time.

Period	A Share average daily volume	Percentage of total A Shares in issue	B Share average daily volume	Percentage of total B Shares in issue
12-month period up to 27 August 2002	23,757	0.004%	29,416	0.005%
Six-month period up to 27 August 2002	33,400	0.005%	49,022	0.008%
Three-month period up to 27 August 2002	25,479	0.004%	48,786	0.008%
One-month period up to 27 August 2002	43,947	0.007%	53,038	0.009%

Source: Bloomberg

Based on the above analyses, we consider that the Sale Prices represent an attractive premium over the historical price performance of the A and B Shares.

Valuation of GHH

The consideration for 74.1% and 69.6% of the total A and B Shares in issue, to be paid in cash, amounts to approximately HK$847.5 million and HK$76.9 million respectively. The aggregate consideration to be received by HLG amounts to HK$924.4 million (the "Consideration") and this implies an equity value of HK$1,143.7 million for 100% of the total A Shares in issue and HK$110.5 million for 100% of the total B Shares in issue. The Consideration, therefore, implies an aggregate equity value of approximately HK$1,254.2 million for the entire issued share capital of GHH. After adjusting for the net cash balance of the Group as at 30 June 2002 of HK$113.5 million, the implied enterprise value ("EV") of the Group amounts to approximately HK$1,140.7 million. EV is defined as the sum of the equity value of a company plus all interest-bearing liabilities less its cash balances.

According to the property valuation report set out in Appendix I to this circular performed by an independent property valuer (the "Property Valuation"), the Hotel Properties have an aggregate open market value of approximately HK$1,220 million. We note from the Property Valuation that it has been prepared in accordance with the normal professional practice of valuers in Hong Kong and that it takes into account the potential enhancement in value as a result of the change in use of the Hotel Properties.

We note also that the value of the management contract of The Wesley dated 2 December 1988 (the "Wesley Contract") has been determined by the Directors to be an obligation of HK$90 million, though it has not been independently verified, with reference to its financial performance for the three latest financial years and the major terms of the Wesley Contract. We have reviewed the financial information of The Wesley for each of the three years ended 30 June 2001, as disclosed in Appendix II to this circular. We have also considered the impact to the Group of the guaranteed annual minimum payment to the Methodist Centre Limited, as the owner of The Wesley. We believe that the Directors' determination of the value of the Wesley Contract is fair and reasonable in the context of the Transaction.

On the basis of the Property Valuation and the Directors' determination of the value of the Wesley Contract, we note that the aggregate value of the Hotel Properties and the Wesley Contract would amount to HK$1,130 million. Given that the Consideration implies an EV of HK$1,140.7 million for the Group, this reflects approximately a 0.9% premium to the aggregate value of the Hotel Properties and the Wesley Contract of HK$1,130 million. We note that the Consideration was determined with reference to the consolidated NAV of the Group as at 30 June 2002, and adjusted with reference to the valuation of the Hotel Properties as set out in the Property Valuation, and the value of the Wesley Contract as determined by the Directors. We also note that the Directors believe that such adjusted NAV of the Group forms a fair and reasonable basis for the Consideration in view of the fact that the Transaction is part of a group restructuring. Accordingly, we believe that the valuation of the Group as implied by the Consideration is broadly in line with the valuation of the Hotel Properties as set out in the Property Valuation, and the value of the Wesley Contract as determined by the Directors.

Comparables analysis

As the current principal activities of the Group are the investment holding and the ownership and management of hotels and service apartments, we have also considered the valuation of the Group against peer group companies in order to assess the valuation of the Group in the context of a disposal of a going concern.

Hotel companies in Hong Kong are typically examined on two market valuation benchmarks. Firstly, they are valued on a similar basis to property investment companies as they tend to have ownership of the hotels which they operate and manage. A commonly-used market valuation benchmark in relation to hotel companies is the discount to net asset value ("NAV") analysis.

Secondly, the hotel sector is characterised by significant capital intensity, due to considerable investment in, and maintenance and upgrades of, fixed assets (for example, buildings, furniture, fittings and equipment). The profitability of hotel companies could be materially affected by the policy and amount of depreciation and amortisation of their fixed assets. The methods of financing such investment may also significantly affect the operating performance of a hotel company. As such, we will also analyse the implied valuation of the Group based on a second commonly-used market valuation benchmark for hotel companies, the EV/EBITDA multiple, which is calculated by dividing the EV by the operating profit before interest, taxation, depreciation and amortisation ("EBITDA"). By multiplying this multiple with the EBITDA of a hotel company, the implied EV of such company can be derived.

We set out below a summary of the NAV discount analysis as well as the EV/EBITDA multiple analysis for comparable hotel companies (the "Hotel Comparables").

Hotel Comparables(1)	**EV/EBITDA (times)**(2)	**NAV discount**
Mandarin Oriental International Ltd	17.7	30.0%
Shangri-La Asia Ltd	14.6	52.8%
Hongkong & Shanghai Hotels Ltd	14.2	69.0%
Great Eagle Holdings Ltd	14.5	74.0%
Asia Standard Hotel Group Limited	46.8	64.0%
Associated International Hotels Limited	7.4	60.9%
Harbour Centre Development Limited	6.6	67.1%
Miramar Hotel & Investment Co., Ltd	10.9	54.9%
Sino Hotels Holdings Ltd	81.5	63.0%
Mean	23.8	59.5%
Median	14.6	62.0%

Notes:

1. All financial data are based on the latest announced results of the Hotel Comparables as at the Latest Practicable Date. Share prices used are the closing prices as at 28 August 2002, which is the Joint Announcement Date.

2. EV is defined as the sum of the equity value of a company based on its market capitalisation plus all interest-bearing liabilities less its cash balances. EBITDA has been calculated based on trailing 12 months EBITDA as of the date of the latest announced results.

On the basis of the NAV of the Group of HK$1,673.5 million, as stated in its audited consolidated financial report for the year ended 30 June 2002, the equity value for the entire issued share capital of GHH as implied by the Consideration of HK$1,254.2 million reflects approximately a 25.1% discount to NAV as at 30 June 2002. The discount to NAV as represented by the Consideration is substantially lower than the mean and median of the NAV discounts, being 59.5% and 62% respectively, at which the Hotel Comparables are trading.

Based on the equity value as implied by the Consideration of HK$1,254.2 million for the entire issued share capital of GHH, and after adjusting for the net cash balance of the Group of HK$113.5 million as at 30 June 2002, the estimated EV of the Group is HK$1,140.7 million, which represents an EV/EBITDA multiple of 33.5 times. This significantly exceeds the valuation of the Group based on the mean and median of the EV/EBITDA multiples, being 23.8 times and 14.6 times respectively, of the Hotel Comparables.

Based on our analyses above, we believe that the valuation of the Group as implied by the Consideration compares favourably with the valuation of the Group in the context of a disposal of a going concern.

Potential financial impact on HLG

We note that, in substance, the Transaction is part of a group restructuring involving a disposal of HLG's beneficial interest in 74.1% and 69.6% of the A and B Shares respectively of the issued share capital of GHH to a subsidiary, HLP, which is 61.2% owned by HLG. This effectively reduces the beneficial interest of HLG in the Group and may involve a decrease in the NAV of HLG on a consolidated basis. However, the reduction of its beneficial interest in the Group has been compensated by the net cash Consideration attributable to HLG's shareholders. Having considered the valuation of the Hotel Properties as set out in the Property Valuation and the Directors' determination of the value of the Wesley Contract and as discussed above, we concur that the Consideration reflects the fair market value of the assets of the Group.

Possible mandatory general offer by HLP

We note the possible mandatory unconditional cash offers by HLP for all the shares of GHH (other than those already owned or agreed to be acquired by HLP and parties acting in concert with it) in accordance with Rule 26.1 of the Takeovers Code following completion of the S&P Agreement. We also note that in the event that acceptances of the Offers do not amount to 90% or more of the value of the disinterested A Shares and the disinterested B Shares respectively in issue, GHH will seek the approval of its independent shareholders to withdraw the listing of the A and B Shares on the Stock Exchange in accordance with Rule 2.2 of the Takeovers Code and Rule 6.12 of the Listing Rules. The Independent Shareholders should note that pursuant to Rule 26.3 of the Takeovers Code, the offer prices for the A and B Shares under the Offers cannot be lower than the Sale Prices.

Conclusion

Having considered the principal factors and reasons referred to above and the terms of the S&P Agreement, and based upon the information provided to us, we consider that the terms of the Transaction are fair and reasonable, from a financial perspective, so far as the Independent Shareholders are concerned.

Yours faithfully,
For and on behalf of
UBS Warburg Asia Limited
Mark Dowie — *Managing Director*
Glenn Fok — *Managing Director*

The following is the text of the letter, summary of values and valuation certificates, prepared for the purpose of incorporation in this circular received from Chesterton, an independent valuer, in connection with their valuations as at 28th August 2002 of the properties of GHH.

Chesterton
PETTY
卓德

International Property Consultants

Chesterton Petty Ltd
16/F., CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

20th September 2002

The Directors
Hang Lung Group Limited
28th Floor
Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong

The Directors
Hang Lung Properties Limited
28th Floor
Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong

The Directors
Grand Hotel Holdings Limited
28th Floor
Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong

Dear Sirs,

(1) GRAND PLAZA HOTEL (INCLUDING CLUB GRAND AND GRAND PLAZA APARTMENTS), 2 KORNHILL ROAD, QUARRY BAY, HONG KONG

(2) HOTEL PORTION OF GRAND TOWER HOTEL, 627 NATHAN ROAD, MONG KOK, KOWLOON

In accordance with your instructions for us to value the captioned properties taking into account the respective conversion proposals thereof, we confirm that we have carried out inspection, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market values of these properties as at 28th August 2002 in accordance with the basis of valuation as specified hereinafter.

Our valuation is our opinion of the open market value which we would define as intended to mean "the best price at which the sale of an interest in a property would have been completed unconditionally for cash consideration on the date of valuation assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion".

Our valuation has been made on the assumption that the owners sell the properties on the open market without the benefit of any deferred term contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of these properties. In addition, no account has been taken of any option or right of pre-emption concerning or affecting the sale of these properties and no forced sale situation in any manner is assumed in our valuation.

Our valuation of property no. 1 is prepared on an as-is basis (i.e. being in its existing physical state) but taking into account the potential of the conversion of the existing hotel guest rooms into serviced apartments. Allowance has been made for the cost and time required for the conversion. Reference is made to the past trading accounts of the property on its current uses.

Our valuation of property no. 2 is prepared on an as-is basis (i.e. being in its existing physical state) but taking into account the potential of converting the whole development into a commercial/office building in accordance with the supplied proposal with due allowance made for the cost and time required. Reference is made to the sales evidence as available on the market.

We have not been provided with any title document relating to the properties but we have caused searches to be made at the Land Registry. We have not, however, searched the original documents to verify ownership or to verify any amendment which does not appear on the copies handed to us.

We have relied to a very considerable extent on information given by you and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, trading accounts, particulars of the conversion proposals, costs of conversion, floor areas and all other relevant matters. Dimensions, measurements and areas included in the valuation certificate are based on information contained in the documents provided to us and are therefore only approximations.

We have inspected the exterior of the properties and where possible, we have also inspected the interior of the premises. However, no structural survey has been made, but in the course of our inspection, we did not note any serious defect. We are not, however, able to report that these properties are free from rot, infestation or any other structural defect. No tests were carried out to any of the services.

No allowance has been made in our valuation for any charge, mortgage or amount owing on any property nor for any expense or taxation which may be incurred in effecting a sale. It is assumed that all properties are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

We enclose herewith a summary of values and our valuation certificate.

Yours faithfully,
For and on behalf of
Chesterton Petty Limited
Charles C K Chan
MSc FRICS FHKIS MCIArb RPS(GP)
Executive Director

SUMMARY OF VALUES

	Property	Open market value in existing state taking into account the proposed conversion as at 28th August 2002
1.	Grand Plaza Hotel (including Club Grand and Grand Plaza Apartments), 2 Kornhill Road, Quarry Bay, Hong Kong	HK$600,000,000
2.	Hotel portion of Grand Tower Hotel, 627 Nathan Road, Mongkok, Kowloon	HK$620,000,000
	Total:	**HK$1,220,000,000**

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state taking into account the proposed conversion as at 28th August 2002
1.	Grand Plaza Hotel (including Club Grand and Grand Plaza Apartments), 2 Kornhill Road, Quarry Bay, Hong Kong 47,000/700,000th equal and undivided shares of and in the Remaining Portion of Inland Lot No. 8566	Grand Plaza Hotel is a hotel built over a commercial and carparking podium known as Kornhill Plaza. The development was completed in 1987. The property mainly comprises a hotel entrance hall and carparking/loading and unloading area on the 2nd Floor level and a restaurant on the 3rd Floor level of the commercial/carparking podium, a recreational club (known as Club Grand) on the 9th Floor, the back-of-house area on the 10th Floor, the hotel accommodation on the 11th to 22nd Floors and scattered portions of the Roof. The hotel accommodation on the 11th to 22nd Floors provides a total of 490 guest rooms. 242 guest rooms on the 16th to 22nd Floors have been converted to serviced apartments and the remaining 248 guest rooms are used as hotel rooms. The Club Grand provides a variety of sports facilities including swimming pool, squash courts, sports halls and health centre. The total gross floor area of the property extends to 35,275 sq m (379,700 sq ft) or thereabouts. The existing 248 hotel rooms are proposed to be converted to serviced apartments. Inland Lot No. 8566 is held from the Government under Conditions of Exchange No. 11728 for a term of 75 years commencing from 27th April 1984 renewable for a further term of 75 years at an annual Government rent of HK$1,000.	The hotel is currently operated by the owner.	HK$600,000,000

Notes:

(1) The registered owner of the property is TEGRATON LIMITED, a wholly owned subsidiary of Grand Hotel Holdings Limited.

(2) The property is subject to a Deed Poll, a Deed of Mutual Covenant, two Modification Letters and a Management Undertaking (by Mass Transit Railway Corporation with the Government).

(3) In preparing our valuation, we have taken into account the potential of the property in converting the existing hotel guest rooms into serviced apartments with due allowance made for the conversion cost and time required.

(4) In accordance with the information provided to us, the estimated cost and time required for the conversion are about HK$10,000,000 and six months respectively and no planning or building works approvals from the government are required.

(5) We have prepared our valuation in accordance with Guidance Notes on the Valuation of Property Assets published by the Hong Kong Institute of Surveyors.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state taking into account the proposed conversion as at 28th August 2002
2.	Hotel portion of Grand Tower Hotel, 627 Nathan Road, Mongkok, Kowloon 350,000/500,000th shares of and in Kowloon Inland Lot No. 10246	Grand Tower Hotel is a 23-storey hotel/commercial building (including two Basement levels) containing a hotel of 549 guest rooms with ancillary restaurant and back-of-house facilities and a commercial podium of shops and restaurant. The development was completed in 1987. The property comprises the hotel portion of the development which mainly includes a hotel entrance hall and carparking/loading and unloading area on the Ground Floor, mechanical/carparking spaces on the 4th Floor, restaurants/lobby on the 5th and 6th Floors, guest rooms on the 7th to 20th Floors and back-of-house facilities on the 2nd Basement. The gross floor area of the property extends to 30,000 sq m (322,920 sq ft) or thereabouts. The property is proposed to be converted into a 23-storey commercial/office building comprising an office tower over a commercial/carparking podium. Carparking spaces are provided on the 2nd Basement and the 4th Floor of the podium. Kowloon Inland Lot No. 10246 is held from the Government under Conditions of Regrant No. 10561 for a term of 150 years commencing from 27th June 1910 at an annual Government rent of HK$2,204.	The hotel is currently operated by the owner.	HK$620,000,000

Notes:

(1) The registered owner of the property is MODALTON LIMITED, a wholly owned subsidiary of Grand Hotel Holdings Limited.

(2) The property is subject to a Deed of Mutual Covenant and Management Agreement.

(3) Our valuation is prepared on the basis that the whole development will be converted into a commercial/office building in accordance with the supplied conversion proposal with due allowance made for the conversion cost and time required.

(4) In accordance with the information provided to us, the estimated cost and time required for the conversion are about HK$70,000,000 and nine months respectively and building works approvals from the government is required.

(5) We have prepared our valuation in accordance with Guidance Notes on the Valuation of Property Assets published by the Hong Kong Institute of Surveyors.

Extracts from the audited accounts of The Wesley for the years ended 30th June 1999, 2000 and 2001 and additional financial information in respect of the guaranteed annual payments by GHH

The table below sets out a summary of the audited profit and loss accounts of The Wesley for each of the years ended 30th June, 1999, 2000 and 2001.

	Year ended 30th June,		
	1999	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	37,037	37,602	42,378
Cost of sales	(33,924)	(33,169)	(32,958)
	3,113	4,433	9,420
Other revenue	2,357	2,416	2,522
Administrative costs	(12,284)	(12,067)	(12,112)
Loss for the year excluding taxation and payment to Methodist Centre Limited	(6,814)	(5,218)	(170)

Under the terms of the management contract with the Methodist Centre Limited in respect of The Wesley, guaranteed annual payments were made by GHH each year which were recorded in the accounts of GHH itself rather than the accounts of The Wesley. Had these payments been recorded in the accounts of The Wesley for the years ended 30th June, 1999, 2000 and 2001, the impact on its accounts would be:

	Year ended 30th June,		
	1999	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Loss for the year excluding taxation and payment to Methodist Centre Limited	(6,814)	(5,218)	(170)
Guaranteed minimum payments to the Methodist Centre Limited	(8,000)	(8,000)	(8,000)
Net effect of management contract of The Wesley	(14,814)	(13,218)	(8,170)

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the HLG Group. The HLG Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular, have been arrived at after due and careful consideration and there are no other facts not contained in this circular the omission of which would make any statement contained herein misleading.

2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interests of the HLG Directors in the share capital of HLG or its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) which are required to be notified to HLG and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under Section 31 of, or Part 1 of the Schedule to, the SDI Ordinance) or which are required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which are required to be notified to HLG and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

HLG *(Note 1)*

Name of HLG Directors	Personal Interests	Family Interests	Corporate Interests	Other Interests	Approximate shareholding percentage
Gerald Lokchung Chan	—	—	—	339,034,580 *(Note 2)*	25.6%

Note:

(1) The nominal value of shares in the share capital of HLG is HK$1.00 each.

(2) These shares were held by Cole Limited as trustee for a trust of which an associate of Mr. Gerald Lokchung Chan is a member of a wide class of discretionary objects.

HLP *(Note)*

Name of HLG Directors	Personal Interests	Family Interests	Corporate Interests	Other Interests	Approximate shareholding percentage
—	—	—	—	—	—

Note: The nominal value of shares in the ordinary share capital of HLP is HK$1.00 each.

GHH (*Note i*)

Name of HLG Directors	Class	Personal Interests	Family Interests	Corporate Interests	Other Interests	Approximate shareholding percentage
Gerald Lokchung Chan	A	—	—	—	15,765,607 (*Note ii*)	2.5%
Gerald Lokchung Chan	B	—	—	—	20,396,065 (*Note ii*)	3.4%

Notes:

(i) The nominal value of the A Shares and the B Shares in the Share capital of GHH is HK$0.10 each and HK$0.01 each respectively.

(ii) These Shares were held by Cole Limited as trustee for a trust of which an associate of Mr. Gerald Lokchung Chan is a member of a wide class of discretionary objects.

(b) As at the Latest Practicable Date, so far as the HLG Directors are aware, according to the register of members kept by HLG, the persons (other than the HLG Directors or the chief executives of HLG) who were directly or indirectly interested in 10% or more of the nominal value of any class of share capital in HLG carrying rights to vote at any general meeting were as follows:

Name	Number of shares (*nominal value of HK$1.00 each*)	Approximate shareholding percentage
Cole Limited	476,834,580(*Note*)	36.0%

Note: These shares include the 339,034,580 shares held as trustee for a trust of which an associate of Mr. Gerald Lokchung Chan is a member of a wide class of discretionary objects.

Save as disclosed above, so far as the HLG Directors are aware, there were no persons who, as at the Latest Practicable Date, directly or indirectly held or were beneficially interested in 10% or more of the nominal value of any class of share capital carrying rights to vote at any general meeting of HLG or any other members of the HLG Group.

(c) Interests in options of HLG held by HLG Directors

As at the Latest Practicable Date, the following HLG Directors had interests in respect of options to subscribe for shares in HLG granted under the share option scheme of HLG:

Name	Date of Grant	Exercise Price *HK$*	Number of shares of HLG represented by options
Nelson Wai Leung Yuen	24th February, 2000	6.12	2,500,000 *(Note a)*
Wilfred Sai Leung Ho	24th February, 2000	6.12	1,250,000 *(Note a)*
Terry Sze Yuen Ng	1st November, 2001	5.87	1,250,000 *(Note b)*

Notes:

(a) These share options were granted to the named directors on 24th February, 2000 under the Share Option Scheme of HLG at an exercise price of $6.12 per share, exercisable in 3 tranches, i.e. 20% from 24th February, 2001, 30% from 24th February, 2002 and 50% from 24th February, 2003, all expiring on 23rd February, 2010.

(b) The share option was granted on 1st November, 2001 under the Share Option Scheme of HLG at an exercise price of $5.87 per share, exercisable in 3 tranches, i.e. 20% from 1st November, 2002, 30% from 1st November, 2003 and 50% from 1st November, 2004, all expiring on 31st October, 2011.

3. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the HLG Directors has any existing or proposed service contract with any members of the HLG Group, excluding contracts expiring or determinable within one year without payment of compensation (other than statutory compensation).

4. HLG DIRECTORS' AND EXPERT INTEREST IN ASSETS/CONTRACTS AND OTHER INTERESTS

None of the HLG Directors is materially interested in any contract or arrangement entered into by any member of the HLG Group subsisting at the date of the circular which is significant in relation to the business of the HLG Group.

Save as disclosed in this circular, none of UBS Warburg or Chesterton has any shareholding, directly or indirectly, in any member of the HLG Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the HLG Group.

None of the HLG Directors, UBS Warburg or Chesterton has any direct or indirect interest in any assets which have since 30th June, 2002 (being the date to which the latest published audited consolidated accounts of HLG were made up) been acquired or disposed of by or leased to any member of the HLG Group or are proposed to be acquired or disposed of by or leased to any member of the HLG Group.

5. MATERIAL ADVERSE CHANGE

The HLG Directors are not aware of any material adverse change in the financial or trading position of the HLG Group as at 30th June, 2002, being the date to which the latest published audited consolidated accounts of HLG were made up.

6. QUALIFICATION OF EXPERT

The qualifications of the experts who have given opinions in this circular are as follows:

Name	Qualification
UBS Warburg	an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
Chesterton	Registered Professional Surveyors

7. CONSENTS

UBS Warburg and Chesterton have given and have not withdrawn their respective written consents to the issue of this circular with the inclusion herein of their respective letters and references to their respective names in the forms and context in which they respectively appear.

8. LITIGATION

No member of the HLG Group is at present engaged in any litigation or claim of material importance to the HLG Group and no litigation or claim of material importance to the HLG Group is known to the HLG Directors to be pending or threatened by or against any member of the HLG Group.

9. MISCELLANEOUS

(a) The company secretary of HLG is Mr. Robin Sik Wing Ching and he is a Fellow of The Association of Chartered Certified Accountants and the Institute of Chartered Secretaries and Administrators.

(b) The registered office of HLG is situate at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong.

(c) The share registrar of HLG is Computershare Hong Kong Investor Services Limited of 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at HLG's registered office address at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong during normal business hours on any business day from the date of this circular until 8th October, 2002:

(a) the memorandum and articles of association of HLG;

(b) the letter of advice dated 20th September, 2002 from UBS Warburg the text of which is set out on pages 19 to 27 in this circular;

(c) the letter, summary of values and valuation of certificates all dated 20th September, 2002 prepared by Chesterton, the text of which are set out in Appendix I to this circular;

(d) the letters of consent referred to in paragraph 7 in this Appendix; and

(e) the S&P Agreement.

恒隆集團
HANG LUNG GROUP

HANG LUNG GROUP LIMITED

恒隆集團有限公司

(incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Hang Lung Group Limited ("HLG") will be held at 4:00 p.m. on 8th October, 2002 at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong for the purpose of considering and, if thought fit, passing (with or without modifications) the following resolution which will be proposed as ordinary resolution of HLG:

ORDINARY RESOLUTION

"**THAT** the conditional sale and purchase agreement dated 28th August, 2002 (the "S&P Agreement") made between, inter alia, Hang Lung Properties Limited ("HLP") and Hang Lung Group Limited ("HLG") relating to, inter alia, acquisitions by HLP of the interests of HLG and its subsidiaries in 460,575,581 A Shares and 417,686,735 B Shares in Grand Hotel Holdings Limited ("GHH") based on an agreed price of HK$1.84 per A Share and HK$0.184 per B Share respectively, through the acquisition of: (a) 332,047,066 A Shares and 417,686,735 B Shares in GHH directly; and (b) the entire issued share capital of, and Shareholders' Loans to, Hang Far Company Limited and Hoi Sang Limited, two wholly-owned subsidiaries of HLG holding 128,528,515 A Shares in GHH in aggregate, a copy of which has been produced to this meeting marked "A" and initialled by the Chairman of this meeting for the purpose of identification, be and is hereby approved and that the directors of HLG be and are hereby authorised to implement and to take any and all steps and do and/or procure to be done any and all acts and things as they may in their absolute discretion consider necessary, desirable or expedient to implement and give effect to the S&P Agreement and the transactions contemplated thereunder."

By Order of the Board
Robin Sik Wing Ching
Company Secretary

Notes:

1. Any shareholder entitled to attend and vote at the meeting is entitled to appoint one or more separate proxies to attend and on a poll, to vote instead of him. A proxy needs not be a shareholder of HLG.

2. To be valid, a form of proxy in the prescribed form together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy thereof) must be deposited at HLG's share registrar, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time fixed for holding the meeting.

3. A form of proxy for use at the meeting is enclosed.

4. In case of joint holders, if more than one of such joint holders be present at any meeting, the vote of the senior who tenders a vote, whereby in person or by proxy or by representative, shall be accepted to the exclusion of the vote of the other joint holder, and for this purpose, seniority shall be determined by the order in which the names stand in the register of members of HLG in respect of a joint holding.

3. 隨附大會之代表委任表格。

4. 如屬聯名持有人，倘超過一名該等聯名持有人出席任何大會，親身或委任代表作出投票之投票優先者，須接納排除另一名聯名持有人之投票，而就此而言，優先性以其有關聯名股權於恒隆集團公司股東登記冊之排名次序決定。

HANG LUNG GROUP LIMITED

恒隆集團有限公司

(於香港註冊成立之有限公司)

茲通告恒隆集團有限公司(「恒隆集團公司」)謹訂於二零零二年十月八日下午四時正假座香港中環德輔道中四號渣打銀行大廈二十八樓舉行股東特別大會，藉以考慮及酌情通過(不論是否經修訂)下列決議案為恒隆集團公司之普通決議案：

普通決議案

「**動議**批准其中由恒隆地產有限公司(「恒隆地產」)與恒隆集團有限公司(「恒隆集團公司」)於二零零二年八月二十八日訂立之有條件買賣協議(「買賣協議」)，內容關於(其中包括)恒隆地產按分別每股A股港幣1.84元及每股B股港幣0.184元之協定價格，透過：(a)直接收購格蘭酒店集團有限公司(「格蘭酒店」)332,047,066股A股及417,686,735股B股；及(b)收購兩間持有格蘭酒店合共128,528,515股A股之恒隆集團公司全資附屬公司Hang Far Company Limited與Hoi Sang Limited之全部已發行股本及股東貸款，以收購恒隆集團公司及其附屬公司於格蘭酒店460,575,581股A股及417,686,735股B股之權益，註有「A」字樣之買賣協議副本已送交大會及由主席簽署以資識別；以及授權恒隆集團公司董事實行及採取任何及所有步驟，並進行及／或促使完成任何及所有彼等可絕對酌情認為必需、適宜或合適之行動及事宜，以實行及使買賣協議及根據買賣協議預期之交易生效。」

承董事會命
公司秘書
程式榮
謹啟

附註：

1. 凡有權出席大會並於會上投票之股東，均可委派一名或以上之獨立代表代其出席大會，並代表投票。受委代表毋須為恒隆集團公司股東。

2. 按指定形式之代表委任表格連同經簽署之授權文件或其他授權書(如有)(或經公證人簽署之授權文件或其他授權書副本)，必須於大會指定舉行時間48小時前送達恒隆集團公司之股票過戶及登記處香港中央證券登記有限公司(地址為香港皇后大道東一八三號合和中心十七樓)，方為有效。

9. 其他事項

(a) 恒隆集團公司之公司秘書為程式槃先生。程先生為英國特許會計師公會及特許秘書及行政人員公會之資深會員。

(b) 恒隆集團公司之註冊辦事處為香港中環德輔道中四號渣打銀行大廈二十八樓。

(c) 恒隆集團公司之股票過戶及登記處為香港中央證券登記有限公司(地址為香港皇后大道東一八三號合和中心十七樓)。

(d) 本通函之中、英文本倘有歧異，概以英文本為準。

10. 備查文件

下列文件之副本將由本通函刊發日期起，直至二零零二年十月八日為止，於任何營業日之一般辦公時間內在恒隆集團公司之註冊辦事處(地址為香港中環德輔道中四號渣打銀行大廈二十八樓)可供查閱：

(a) 恒隆集團公司之組織章程大綱及細則；

(b) 瑞銀華寶於二零零二年九月二十日發出之建議函件，其全文載於本通函第19至27頁；

(c) 卓德於二零零二年九月二十日所編製之函件、估值概要及估值證書，其全文載於本通函附錄一；

(d) 本附錄第7段所述之同意書；及

(e) 買賣協議。

恒隆集團公司董事、瑞銀華寶及卓德概無自二零零二年六月三十日以來(即恒隆集團公司最近公佈之經審核綜合賬目之編製日期)於恒隆集團任何成員公司所收購或出售或租用，或恒隆集團任何成員公司建議收購或出售或租用之任何資產中直接或間接擁有權益。

5. 重大不利變動

恒隆集團公司董事並不知悉恒隆集團於二零零二年六月三十日(即恒隆集團公司最近公佈之經審核綜合賬目之編製日期)之財務或業務狀況出現任何重大不利變動。

6. 專家資格

下列為曾於本通函提供意見之專家資格：

名稱	資格
瑞銀華寶	根據香港法例第333章證券條例註冊之投資顧問
卓德	註冊專業測量師

7. 同意書

瑞銀華寶及卓德均已發出同意書，各自同意刊發本通函，並按本通函所示形式及涵義轉載其各自函件入本通函及引述其各自名稱，且迄今並無撤回其同意書。

8. 訴訟

恒隆集團成員公司現時概無涉及任何對恒隆集團屬重要之訴訟或索償，及就恒隆集團公司董事所知，恒隆集團任何成員公司亦無任何尚未了結或蒙受威脅且對恒隆集團屬重要之訴訟或索償。

(c) 恒隆集團公司董事持有之恒隆集團公司股份期權之權益

於最後實際可行日期，下列恒隆集團公司董事擁有根據恒隆集團公司股份期權計劃授出可認購恒隆集團公司股份之股份期權之權益：

姓名	授出日期	行使價 港元	股份期權所代表之恒隆集團公司股份數目
袁偉良	二零零零年二月二十四日	6.12	2,500,000 (附註a)
何世良	二零零零年二月二十四日	6.12	1,250,000 (附註a)
吳士元	二零零一年十一月一日	5.87	1,250,000 (附註b)

附註：

(a) 此等股份期權於二零零零年二月二十四日根據恒隆集團公司股份期權計劃，授予上述董事，行使價為每股港幣6.12元，可分三期行使，即於二零零一年二月二十四日起可行使20%、於二零零二年二月二十四日起可行使30%，以及於二零零三年二月二十四日起可行使50%。全部股份期權均於二零一零年二月二十三日屆滿。

(b) 股份期權於二零零一年十一月一日根據恒隆集團公司股份期權計劃授出，行使價為每股港幣5.87元，可分三期行使，即於二零零二年十一月一日起可行使20%、於二零零三年十一月一日起可行使30%，以及於二零零四年十一月一日起可行使50%。全部股份期權均於二零一一年十月三十一日屆滿。

3. 服務合約

於最後實際可行日期，並無恒隆集團公司董事與恒隆集團之任何成員公司訂立任何現有或建議訂立之服務合約，不包括將於一年內倘終止毋須作出賠償(法定補償除外)之服務合約。

4. 恒隆集團公司董事及專家於資產／合約之權益及其他權益

直至本通函刊發日期為止，概無恒隆集團公司董事於恒隆集團任何成員公司訂立與恒隆集團之業務有重大關係之任何合約或安排中擁有重大權益。

除本通函所披露者外，瑞銀華寶及卓德均無直接或間接擁有恒隆集團任何成員公司之任何股權，或認購或提名人士認購恒隆集團任何成員公司之證券之權利(不論可予合法執行與否)。

格蘭酒店（附註i）

恒隆集團公司董事姓名	類別	個人權益	家族權益	公司權益	其他權益	股權概約百分比
陳樂宗	A	—	—	—	15,765,607（附註ii）	2.5%
陳樂宗	B	—	—	—	20,396,065（附註ii）	3.4%

附註：

(i) 於格蘭酒店股本中之A股及B股面值分別為港幣0.10元及港幣0.01元。

(ii) 此等股份由Cole Limited以作為一項信託基金之受託人身份持有，而陳樂宗先生之一名聯繫人為該信託基金之眾多全權託管對象之成員。

(b) 於最後實際可行日期，就恒隆集團公司董事所知悉，根據恒隆集團公司存置之股東登記冊，直接或間接擁有恒隆集團公司之任何類別股本（附有可於任何股東大會投票之權利）面值10%或以上權益之人士（除恒隆集團公司董事或恒隆集團公司主要行政人員外）如下：

名稱	股份數目（每股面值港幣1.00元）	股權概約百分比
Cole Limited	476,834,580（附註）	36.0%

附註：此等股份包括由一項信託基金之受託人所持有之339,034,580股股份，而陳樂宗先生之一名聯繫人為該信託基金之眾多全權託管對象之成員。

除上文所披露者外，就恒隆集團公司董事所知悉，於最後實際可行日期，並無任何人士直接或間接持有或實益擁有恒隆集團公司或恒隆集團任何其他成員公司之任何類別股本（附有可於任何股東大會投票之權利）面值10%或以上之權益。

1. 責任聲明

本通函之資料乃遵照上市規則刊載，旨在提供有關恒隆集團之資料。恒隆集團公司董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及深信，本通函內所表達之意見，乃經審慎周詳考慮後始行作出，且本通函並無遺漏其他事實，以致本通函之內容有所誤導。

2. 權益披露

(a) 於最後實際可行日期，恒隆集團公司董事於恒隆集團公司或其相聯法團(定義見證券(披露權益)條例(「披露權益條例」))之股本中，擁有以下根據披露權益條例第28條須通知恒隆集團公司及聯交所之權益(包括根據披露權益條例第31條或附表第一部份被視為或當作擁有之權益)，或根據披露權益條例第29條須載入恒隆集團公司所存置之登記冊之權益，或根據上市公司董事進行證券交易之標準守則須通知恒隆集團公司及聯交所之權益：

恒隆集團公司(附註1)

恒隆集團公司董事姓名	個人權益	家族權益	公司權益	其他權益	股權概約百分比
陳樂宗	–	–	–	339,034,580 (附註2)	25.6%

附註：

(1) 於恒隆集團公司股本中之股份面值為每股港幣1.00元。

(2) 此等股份由Cole Limited以作為一項信託基金之受託人身份持有，而陳樂宗先生之一名聯繫人為該信託基金之眾多全權託管對象之成員。

恒隆地產(附註)

恒隆集團公司董事姓名	個人權益	家族權益	公司權益	其他權益	股權概約百分比
–	–	–	–	–	–

附註：於恒隆地產普通股本中之股份面值為每股港幣1.00元。

衛蘭軒於截至一九九九年、二零零零年及二零零一年六月三十日止年度之經審核賬目摘要及有關格蘭酒店支付保證年費之其他財務資料

下表載列衛蘭軒於截至一九九九年、二零零零年及二零零一年六月三十日止年度各年之經審核損益賬概要。

	截至六月三十日止年度		
	一九九九年	二零零零年	二零零一年
	港幣千元	港幣千元	港幣千元
營業額	37,037	37,602	42,378
銷售成本	(33,924)	(33,169)	(32,958)
	3,113	4,433	9,420
其他收入	2,357	2,416	2,522
行政成本	(12,284)	(12,067)	(12,112)
年內虧損（不包括稅項及支付予Methodist Centre Limited之費用）	(6,814)	(5,218)	(170)

根據就衛蘭軒而與Methodist Centre Limited訂立之管理合約條款，格蘭酒店每年支付之保證年費乃記錄於格蘭酒店本身之賬目而非衛蘭軒之賬目。如將有關費用記錄於衛蘭軒之賬目，於截至一九九九年、二零零零年及二零零一年六月三十日止年度會對其賬目造成以下影響：

	截至六月三十日止年度		
	一九九九年	二零零零年	二零零一年
	港幣千元	港幣千元	港幣千元
年內虧損（不包括稅項及支付予Methodist Centre Limited之費用）	(6,814)	(5,218)	(170)
支付予Methodist Centre Limited之保證最低費用	(8,000)	(8,000)	(8,000)
衛蘭軒管理合約之淨影響	(14,814)	(13,218)	(8,170)

	物業	概況及詳情	佔用詳情	於二零零二年八月二十八日現況下之公開市值(考慮到計劃改建用途)
2.	九龍 旺角 彌敦道627號 雅蘭酒店 酒店部份 第10246號九龍內地段500,000份之350,000份	雅蘭酒店為一幢23層高酒店／商業大廈(包括兩層地庫)，其中設有549個客房，及配套餐廳及樓宇後設施，以及一個開設商舖及餐廳之商場。該項發展於一九八七年落成。 該物業為該發展之酒店部份，主要包括位於地下之酒店大堂及停車／上落貨區、位於四樓之機器／停車場地區、於五樓及六樓之餐廳／大堂、於七樓至二十樓之客房，以及於地庫第二層之樓宇後設施。 該物業之總樓面面積擴充至約30,000平方米(322,920平方呎)。 現時建議將該物業改建為23層商業／辦公室大廈，其中包括商業／停車場平台上之辦公室大樓。地庫第二層及四樓平台設有停車位。 第10246號九龍內地段由政府按重批地規約第10561號持有，由一九一零年六月二十七日起計為期150年，每年政府地租為港幣2,204元。	該酒店現時由業主經營。	港幣620,000,000元

附註：

(1) 該物業之註冊業主為MODALTON LIMITED(格蘭酒店集團有限公司之全資附屬公司)。

(2) 該物業現時受一項公契及管理協議所規限。

(3) 在編製估值時，吾等假設整個發展將會根據獲提供之改建計劃書改為商業／辦公室大廈，並已經考慮到所需成本及時間。

(4) 根據吾等所獲之資料，改建工程所須之估計成本及時間分別約為港幣70,000,000元及九個月，而建築工程須獲得政府批准。

(5) 吾等已根據香港測量師學會刊發之物業資產估值指引附註(Guidance Notes on the Valuation of Property Assets)編製估值。

估值證書

	物業	概況及詳情	佔用詳情	於二零零二年八月二十八日現況下之公開市值(考慮到計劃改建用途)
1.	香港 鰂魚涌 康山道2號 康蘭酒店 (包括格蘭會及康蘭豪華寓所) 第8566號內地段餘段之700,000份之47,000份之不可分割平均份數	康蘭酒店為建於商業及停車場平台(名為康怡廣場)上之酒店。該項發展於一九八七年落成。 該物業主要為酒店大堂、於商業/停車場平台二樓之停車/上落貨區及三樓之餐廳、於九樓之康樂會所(名為格蘭會)、十樓後座範圍、十一至二十二樓之酒店住宿部份,以及天台之分散部份。 由十一樓至二十二樓之酒店住宿部份提供合共490個客房。於十六樓至二十二樓之242個客房已經改建為服務式住宅,其餘248個客房仍然用作酒店房間。 格蘭會提供多種運動設施,包括游泳池、壁球場、體育館及健身室等。 該物業之總樓面面積擴充至約35,275平方米(379,700平方呎)。 現時之248個酒店房間計劃改建為服務式住宅。 第8566號內地段由政府按換地規約第11728號持有,由一九八四年四月二十七日起計為期75年,可再續期75年,每年政府地租為港幣1,000元。	該酒店現時由業主經營。	港幣600,000,000元

附註:

(1) 該物業之註冊業主為TEGRATON LIMITED(格蘭酒店集團有限公司之全資附屬公司)。

(2) 該物業現時受一項單邊契據、公契、兩份批約修訂書及一項管理保證書(由地下鐵路公司與政府簽訂)所規限。

(3) 在編製估值時,吾等已經計及該物業之用途可能會由現有酒店客房改建為服務式住宅(並已經考慮到所需成本及時間)。

(4) 根據吾等所獲之資料,改建工程所須之估計成本及時間分別約為港幣10,000,000元及六個月,且在規劃或在建築工程方面毋須獲得政府批准。

(5) 吾等已根據香港測量師學會刊發之物業資產估值指引附註(Guidance Notes on the Valuation of Property Assets)編製估值。

估值概要

物業	於二零零二年八月二十八日現況下之公開市值（考慮到計劃改建用途）
1. 香港 鰂魚涌 康山道2號 康蘭酒店（包括格蘭會及康蘭豪華寓所）	港幣600,000,000元
2. 九龍 旺角 彌敦道627號 雅蘭酒店酒店部份	港幣620,000,000元
總計：	港幣1,220,000,000元

吾等在極大程度上依賴閣下提供之資料，並接納獲提供之有關規劃批准或法定通告、地役權、年期、交易賬目、改建計劃詳情、改建成本、樓面面積及其他一切有關資料之意見。估值證書所列尺寸、量度及面積乃根據提供予吾等之文件所載資料，因此僅為約數。

吾等曾視察物業之外貌，在可能情況下曾視察其內部。然而，吾等並無進行結構測量，惟在視察過程中，並無發現任何嚴重損毀。但是，吾等無法呈報該等物業是否確無腐朽、蟲蛀或任何其他結構損毀，並無進行任何樓宇設施測試。

吾等在估值時並無考慮物業所附帶之任何抵押、按揭或債項，以及在出售成交時可能產生之任何開支或稅項。吾等假設所有物業概無附帶可影響價值之繁重負擔、限制及支銷。

隨函附奉吾等之估值概要及估值證書。

此致

恒隆集團有限公司
香港中環
德輔道中4號
渣打銀行大廈
28樓
列位董事　台照

恒隆地產有限公司
香港中環
德輔道中4號
渣打銀行大廈
28樓
列位董事　台照

格蘭酒店集團有限公司
香港中環
德輔道中4號
渣打銀行大廈
28樓
列位董事　台照

代表
卓德測計師行有限公司
執行董事
陳超國
MSc FRICS FHKIS MCIArb RPS(GP)
謹啟

二零零二年九月二十日

吾等遵照閣下之指示，對標題所列之物業進行估值，並考慮到該等物業各自之改建計劃，吾等證實曾視察該等物業，作出有關查詢，並蒐集及取得吾等認為必要之其他資料，以便根據下列估值基準向閣下呈述吾等對該等物業於二零零二年八月二十八日之公開市值之意見。

吾等之估值乃吾等對公開市值之意見，所謂公開市值，吾等定義為「物業權益於估值日在下列假定情況下以現金代價無條件完成出售可取得之最高價格：

(a) 有自願賣方；

(b) 於估值日前，有一段合理時間(視乎物業性質及市況)可適當地在市場推銷該項權益、協商價格及條款，以及完成銷售；

(c) 於任何較早假定交換合約之日之市況、價值水平及其他情況與估值日相同；

(d) 不考慮具有特殊興趣買家任何追加出價；及

(e) 交易雙方在知情、審慎及不受催迫之情況下行事。」

吾等之估值假定業主於公開市場上將物業出售而無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似安排，以便抬高該等物業之價值。此外，吾等在估值時，並無計及任何有關或影響出售該等物業之選擇權或優先購買權，亦假設並無任何形式之強制出售情況。

吾等在評估第一項物業時，乃按現況基準(即其現有外部情況)，並已計及可能將現有酒店客房改建為服務式住宅。吾等亦已經考慮到改建所需成本及時間。吾等並已參考該物業按目前用途之過往交易賬目。

吾等在評估第二項物業時，乃按現況基準(即其現有外部情況)，但已考慮到可能根據獲提供之計劃書將整個發展改建為商業／辦公室大廈，及已考慮到所需成本及時間。吾等已經參考市場上可供參考之銷售憑證。

吾等未獲提供該等物業之業權文件，但曾往土地註冊處查冊。然而，吾等並無查閱文件正本以核證業權或證實是否存在任何未載於提供予吾等之副本之修訂。

以下為獨立估值師卓德測計師行有限公司就對格蘭酒店之物業於二零零二年八月二十八日之估值發出之函件全文、估值概要及估值證書，以供轉載於本通函。

Chesterton PETTY 卓德

國際物業顧問

卓德測計師行有限公司
香港
中環
添美道1號
中信大廈16樓

敬啟者：

(1) 香港鰂魚涌康山道2號康蘭酒店(包括格蘭會及康蘭豪華寓所)

(2) 九龍旺角彌敦道627號雅蘭酒店酒店部份

結論

經考慮上述主要因素、買賣協議之條款，以及吾等獲提供之資料後，吾等認為，從財務觀點來看，就獨立股東而言，交易之條款屬公平合理。

此致

恒隆集團有限公司
列位獨立股東 台照

代表
瑞銀華寶亞洲有限公司
董事總經理
Mark Dowie **Glenn Fok**
謹啟

二零零二年九月二十日

2. 企業價值乃指按一間公司之市值，加所有計息負債，再減現金結餘後得出該公司之企業價值。EBITDA已按於最後實際可行日期最新公佈業績過去十二個月之EBITDA而計算。

根據貴集團於截至二零零二年六月三十日止經審核綜合財務報告所示之資產淨值港幣1,673,500,000元，代價所反映格蘭酒店全部已發行股本價值港幣1,254,200,000元，於二零零二年六月三十日較資產淨值折讓約25.1%。代價較資產淨值之折讓，大幅度低於資產淨值折讓之平均數及中位數（分別為59.5%及62%，可資比較酒店按此進行買賣）。

根據上文所述，代價反映格蘭酒店全部已發行股本之股本價值港幣1,254,200,000元，並經貴集團於二零零二年六月三十日之現金結餘淨額港幣113,500,000元調整後，貴集團之估計企業價值為港幣1,140,700,000元，相當於33.5倍之企業價值/EBITDA率。按可資比較酒店之企業價值/EBITDA率之平均數及中位數（分別為23.8倍及14.6倍）計算，此數字大幅度超過貴集團之估值。

根據以上分析，吾等相信，就出售持續經營業務而言，代價所反映貴集團之估值，貴集團之估值為高。

對恒隆集團公司可能帶來之財務影響

另外，吾等留意到，屬於集團重組之一之交易，涉及向恒隆集團公司擁有其61.2%權益之附屬公司恒隆地產，出售恒隆集團公司實益擁有格蘭酒店之已發行股本之A股及B股分別74.1%及69.6%權益。這實際上將恒隆集團公司於貴集團之實益權益削減，以綜合基準計算，可能會令恒隆集團公司之資產淨值減少。然而，恒隆集團公司於貴集團之實益權益被削減，可換來以恒隆集團公司股東應佔之現金代價淨額補償。在考慮到物業估值報告所載之酒店物業估值及董事所釐定之衛蘭軒合約價值後，以及如上文所述，吾等同意代價反映貴集團資產之公平市值。

恒隆地產可能提出強制性全面收購建議

吾等留意到恒隆地產可能於完成買賣協議後，根據收購守則第26.1條，就格蘭酒店之所有股份（不包括恒隆地產及與其一致行動人士已擁有或同意將予收購之股份）提出強制性無條件現金收購建議。吾等亦留意到，若收購建議之接納未及分別已發行無利害關係A股及無利害關係B股價值之90%或以上，則格蘭酒店將根據收購守則第2.2條及上市規則第6.12條，尋求其獨立股東批准撤銷A股及B股於聯交所之上市地位。獨立股東應注意，根據收購守則第26.3條，A股及B股在收購建議項下之收購價不能低於售價。

可資比較分析

由於貴集團現時之主要業務為投資控股及擁有及管理酒店及服務式公寓，故吾等亦就出售持續經營企業之準則而評估貴集團之價值，將貴集團之價值與同業集團公司作一比較。

香港之酒店公司一般按兩個市值基準予以審核。首先，由於香港酒店公司趨向擁有所經營及管理之酒店，故彼等均按與物業投資公司相若之基準予以評估。酒店公司普遍採用之市值基準為資產淨值(「資產淨值」)折讓分析。

其次，由於投資額大，加上須保養及提升固定資產(如樓宇、傢具、裝置及設備)質素，故酒店業之資本密集度極高。酒店公司之盈利會受到固定資產之折舊及攤銷政策及金額所嚴重影響。該投資額之融資方法，亦可能嚴重影響酒店公司之經營表現。因此，吾等亦將按酒店公司第二普遍採用之市值基準，即企業價值/EBITDA率(以企業價值除以扣除利息、稅項、折舊及攤銷前經營溢利(「EBITDA」)計算)分析貴集團之隱含價值。將一間酒店公司之EBITDA與此企業價值／EBITDA率相乘，便能得出該間公司之隱含企業價值。

以下為可資比較酒店公司(「可資比較酒店」)之資產淨值折讓分析以及企業價值/EBITDA率。

可資比較酒店[(1)]	企業價值/ EBITDA(倍)[(2)]	資產淨值折讓率
Mandarin Oriental International Ltd	17.7倍	30.0%
香格里拉(亞洲)有限公司	14.6倍	52.8%
香港上海大酒店有限公司	14.2倍	69.0%
鷹君集團有限公司	14.5倍	74.0%
泛海酒店集團有限公司	46.8倍	64.0%
凱聯國際酒店有限公司	7.4倍	60.9%
海港企業有限公司	6.6倍	67.1%
美麗華酒店企業有限公司	10.9倍	54.9%
信和酒店(集團)有限公司	81.5倍	63.0%
平均數	23.8倍	59.5%
中位數	14.6倍	62.0%

附註：

1. 所有財務資料均按可資比較酒店於最後實際可行日期最新公佈之業績而編製。所採用之股份價格，乃股份於二零零二年八月二十八日(聯合公佈日期)之收市價。

格蘭酒店之估值

74.1%已發行A股及69.6%已發行B股之代價（將以現金支付），分別約為港幣847,500,000元及港幣76,900,000元。恒隆集團公司將收取代價合共港幣924,400,000元（「代價」），由此推算全部已發行A股之股本價值為港幣1,143,700,000元，而全部已發行B股則為港幣110,500,000元。因此，代價意味着格蘭酒店之全部已發行股本之股本價值合共約為港幣1,254,200,000元。經貴集團於二零零二年六月三十日之現金結餘淨額港幣113,500,000元調整後，貴集團之隱含企業價值（「企業價值」）約為港幣1,140,700,000元。企業價值乃指公司之股本價值加所有計息負債，再減其現金結餘。

根據一獨立物業估值師編製之物業估值報告（載於通函附錄一）（「物業估值」），酒店物業之公開市值合共約為港幣1,220,000,000元。吾等從物業估值中得悉，此報告已按香港估值師一般專業守則，並考慮到酒店物業之價值可能因其用途改變而有所提高後予以編製。

吾等亦留意到，董事已參考於一九八八年十二月二日訂立之衛蘭軒管理合約（「衛蘭軒合約」）在最近三個財政年度之財務表現及衛蘭軒合約之主要條款，將衛蘭軒合約之價值定為負港幣90,000,000元（惟未經獨立評核）。吾等已審閱衛蘭軒截至二零零一年六月三十日止三個年度各年之財務報告（如通函附錄二所披露）。吾等亦已考慮向衛蘭軒業主Methodist Centre Limited支付保證最低年費對貴集團造成之影響。吾等認為，就交易而言，董事所釐定衛蘭軒合約之價值屬公平合理。

根據物業估值及董事所釐定衛蘭軒合約之價值，吾等留意到，酒店物業及衛蘭軒合約之總值將為港幣1,130,000,000元。由於代價意味著貴集團之企業價值為港幣1,140,700,000元，即較酒店物業及衛蘭軒合約之總值港幣1,130,000,000元溢價約0.9%。吾等留意到，代價乃參考貴集團於二零零二年六月三十日之綜合資產淨值，並在參考酒店物業估值（如物業估值所載）及董事所釐定之衛蘭軒合約價值作出調整後釐定。吾等亦留意到，由於交易屬集團重組一部份，故董事相信，貴集團之調整後資產淨值，符合釐定代價之公平合理基準。因此，吾等相信，代價所反映貴集團之估值，大致上與物業估值所載之酒店物業估值及董事釐定之衛蘭軒合約價值相若。

A股及B股之表現與恒生指數、恒生地產股指數
及香港聯交所所有普通酒店股指數之比較


200
180
160
140
120
100
80
60
40
20
0
價格（重新釐定基準）
九九年一月
九九年三月
九九年五月
九九年七月
九九年九月
九九年十月
九九年十二月
二零零零年二月
二零零零年四月
二零零零年六月
二零零零年八月
二零零零年十月
二零零零年十二月
零一年二月
零一年四月
零一年六月
零一年八月
零一年十月
零一年十二月
零二年二月
零二年四月
零二年六月
零二年八月
格蘭酒店A股
格蘭酒店B股
恒生指數
恒生地產股指數
聯交所所有普通酒店股指數

資料來源：彭博通訊社

附註：於一九九九年一月一日，所有價值已重新以100為基準計算。

吾等亦已研究過於指定期間內，A股及B股之買賣流通情況。誠如下表所示，於指定期間，A股及B股之平均每日交投量，依然低於各指定期間已發行股份總額之0.01%。

期間	A股之平均每日交投量	已發行A股總數百分比	B股之平均每日交投量	已發行B股總數百分比
截至二零零二年八月二十七日止十二個月	23,757	0.004%	29,416	0.005%
截至二零零二年八月二十七日止六個月	33,400	0.005%	49,022	0.008%
截至二零零二年八月二十七日止三個月	25,479	0.004%	48,786	0.008%
截至二零零二年八月二十七日止一個月	43,947	0.007%	53,038	0.009%

資料來源：彭博通訊社

根據上述分析，吾等認為，售價較A股及B股歷來之價格表現有較吸引之溢價。

下表列出售價較A股及B股於指定期間之平均收市價為高之概約百分比。

	A股價格（港幣）	溢價	B股價格（港幣）	溢價
股份於二零零二年八月二十八日（聯合公佈日期）之收市價	0.85	116.5%	0.086	114.0%
股份於二零零二年八月二十七日（緊接聯合公佈日期前之交易日）之收市價	0.85	116.5%	0.086	114.0%
股份於截至二零零二年八月二十七日止一個月內之平均收市價	0.85	115.8%	0.084	120.0%
股份於截至二零零二年八月二十七日止六個月內之平均收市價	0.86	113.0%	0.085	117.0%
股份於截至二零零二年八月二十七日止一年內之平均收市價	0.84	119.7%	0.085	115.6%
股份由一九九九年一月四日起至二零零二年八月二十七日止期間之平均收市價	0.86	114.9%	0.084	119.5%

資料來源：彭博通訊社

由一九九九年一月四日起至聯合公佈日期前當日止期間，A股之最高收市價為港幣1.35元，而B股於同期間之最高收市價則為港幣0.143元。A股之售價，較期內之最高收市價溢價36.3%；而B股之售價，則較同期間之最高收市價溢價28.7%。A股及B股之售價，分別較最後實際可行日期之收市價港幣1.80元及港幣0.180元溢價2.2%及2.2%。

就參考而言，吾等亦審核了A股及B股之表現與恒生指數、恒生地產股指數及聯交所所有普通酒店股指數之比較。誠如下表所示，自一九九九年一月四日以來，A股及B股整體表現較該等指數遜色。

董事認為，於交易完成並作出上述之改變後，其酒店物業可為股東發揮最高之價值。鑑於格蘭酒店實際上仍為恒隆集團公司之間接附屬公司，董事指出，交易之目的是為恒隆集團轄下各公司之所有股東進一步提高股東價值。

在進行分析時，吾等從財務觀點剖析交易之條款。據此，吾等已假設董事之所有意向（根據其策略性理據）會獲付諸實行。經考慮所述之策略性理據後，吾等留意到，貴集團之酒店業績因上述原因而下跌。根據吾等對恒隆地產業務及物業組合之了解，吾等贊同按恒隆地產之意向將酒店物業翻新，在策略上，切合恒隆地產之現有業務及物業組合。

股價

在考慮建議向恒隆地產出售A股及B股之價格（分別為港幣1.84元及港幣0.184元）（「售價」）時，吾等將售價與自一九九九年一月四日起至二零零二年八月二十七日（即恒隆集團公司、恒隆地產與格蘭酒店聯合發表有關交易及其計劃進行之其他交易之公佈日期（「聯合公佈日期」）前之交易日）止，A股及B股於聯交所之成交價作比較。

售價與A股及B股之成交價之比較


2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
價格（港幣）
九九年一月
九九年三月
九九年五月
九九年六月
九九年八月
九九年十月
九九年十二月
二零零零年二月
二零零零年四月
二零零零年六月
二零零零年八月
二零零零年十月
二零零零年十二月
零一年二月
零一年四月
零一年六月
零一年八月
零一年十月
零一年十二月
零二年二月
零二年四月
零二年六月
零二年八月
格蘭酒店A股
A股售價
格蘭酒店B股
B股售價

資料來源：彭博通訊社

主要考慮因素及原因

在達致有關交易條款之推薦建議時，吾等考慮了以下主要因素及原因：

策略性理據

格蘭酒店之主要業務為投資控股，並透過其附屬公司擁有及管理酒店及服務式寓所。貴集團擁有及管理位於旺角之雅蘭酒店及位於鰂魚涌之康蘭酒店及康蘭豪華寓所；並根據管理合約管理灣仔之衛蘭軒，以及根據服務合約為荃灣之汀蘭居提供管理服務。

吾等注意到，貴集團之酒店入住率大幅下滑。於截至二零零二年六月三十日止年度，貴集團之營業額由截至二零零一年六月三十日止年度之港幣271,900,000元，下跌約17.5%至港幣224,400,000元。吾等注意到，營業額下跌主要是由於整體經濟放緩、訪港旅客組合不斷改變，加上酒店業競爭日見激烈所致。誠如董事知會，儘管入住率已得以保持，房租仍見下跌，這主要是由於商業遊客及旅客縮短逗留時間及減低消費所致。

董事指出，綜合貴集團物業（即鄰近恒隆地產所持之雅蘭酒店商場及康怡廣場之雅蘭酒店、康蘭酒店及康蘭豪華寓所）之所有權及管理，在邏輯上及策略上，均有利於恒隆集團。由於該等物業分別為雅蘭酒店商場及康怡廣場之一部份，董事認為，此舉有助帶來較大之協同效益。董事亦相信，將貴集團所持之該等物業，全部撥歸恒隆地產旗下，並迅速轉為可為恒隆集團賺取收益之物業，對恒隆集團而言具吸引力。

就位於九龍旺角彌敦道之雅蘭酒店而言，吾等留意到，基於上述原因，於九龍商業中心之黃金位置出租寫字樓，預期較經營酒店更有利可圖，故恒隆地產擬將該物業改建為設有配套商業設施之寫字樓。就鰂魚涌之康蘭酒店（目前由酒店房間及服務式寓所組成）而言，吾等留意到，恒隆地產擬將整幢大樓改建為服務式寓所，藉以提高其成本效益及經營效率。

董事相信，將貴集團現時擁有及管理之該兩項酒店物業（「酒店物業」）綜合至恒隆地產轄下，預期可透過提高經濟規模而帶來更佳之投資回報。吾等注意到，恒隆地產

UBS Warburg

瑞銀華寶
香港
干諾道中8號
交易廣場一座25樓

敬啟者：

吾等已獲恒隆集團有限公司（「恒隆集團公司」或「貴公司」）董事會（「董事會」）委任為獨立財務顧問，向恒隆集團公司之獨立股東（「獨立股東」）提供有關恒隆集團公司將格蘭酒店集團有限公司（「格蘭酒店」）之全部股權售予恒隆地產有限公司（「恒隆地產」）（「交易」，詳情載於本通函）之意見。由於恒隆集團公司乃恒隆地產之控股公司，持有其已發行股本約61.2%，故根據上市規則，交易對於恒隆集團公司及恒隆地產均構成關連交易，並須經恒隆集團公司和恒隆地產各自之獨立股東批准。作為獨立財務顧問，吾等須向獨立股東就有關交易之條款從財務角度來看，對獨立股東而言是否公平合理，提供意見。吾等留意到，誠如本通函所述，概無恒隆集團公司非執行董事及獨立非執行董事被視為適合獲委任為恒隆集團公司獨立董事委員會之成員，因此，吾等獲委任直接向獨立股東提供意見。除文義另有說明外，本函件所用詞彙，與通函全文所用者具相同涵義。

在作出推薦建議時，吾等已假設並依賴（並無作出任何獨立核證）本通函所載資料及陳述、其他公開資料或貴公司所提供之資料，或吾等就作出推薦建議而審閱之其他資料之準確性及完整性。吾等假設本通函所載之一切聲明及作出或引述之陳述，在作出時，直至寄發通函日期為止仍屬真確。吾等亦假設貴公司及董事將能達致或落實（視乎情況而定）一切意圖。吾等已獲董事知會，並無發現遺漏任何重大事實，而吾等亦不察覺有任何事實或情況，會令通函所載資料及向吾等作出之陳述不真確或有誤導成份。

吾等認為已審閱足夠資料以達致知情見解，為吾等之推薦建議提供合理基準。然而，吾等並無獨立評估格蘭酒店及其附屬公司（「貴集團」）之資產價值，亦無獨立深入調查恒隆集團公司、恒隆地產或貴集團之業務及事務。

股東特別大會

恒隆集團公司將於二零零二年十月八日下午四時正假座香港中環德輔道中四號渣打銀行大廈二十八樓舉行股東特別大會，召開大會之通告載於本通函第40至41頁。於恒隆集團公司股東特別大會上，將提呈普通決議案，以批准收購及根據收購預期進行之交易。

隨函附上恒隆集團公司股東特別大會之代表委任表格。不論閣下會否出席大會，務請盡快按代表委任表格所印列之指示填妥及交回表格，惟無論如何須最遲於恒隆集團公司股東特別大會指定舉行時間48小時前送交恒隆集團公司之股票過戶及登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓。閣下在填妥及交回代表委任表格後，仍可親身出席恒隆集團公司股東特別大會並於會上投票。

推薦建議

恒隆集團公司非執行董事陳樂宗先生之一名聯繫人為一項信託基金之眾多全權託管對象之成員，而Cole作為受託人持有該等恒隆集團公司股份及格蘭酒店股份。另一名恒隆集團公司非執行董事陳樂怡女士，兼任恒隆集團公司及恒隆地產之董事職務。殷尚賢先生及鄭漢鈞先生兼任恒隆集團公司及恒隆地產董事職務，而葉錫安先生則為恒隆集團公司在收購方面之法律顧問孖士打律師行之合夥人。因此，概無恒隆集團公司非執行董事及恒隆集團公司獨立非執行董事適宜獲委任為獨立董事委員會成員，就收購向恒隆集團公司獨立股東提供建議。有見及此，恒隆集團公司已委任瑞銀華寶作為獨立財務顧問，直接向恒隆集團公司獨立股東提供建議。

瑞銀華寶之意見函件載有其意見，以及就收購及根據收購預期進行之交易作出意見時所考慮之主要因素及原因，全文載於本通函第19至27頁。

其他資料

敬請閣下留意本通函附錄一至三所載之其他資料。附錄一載有由卓德發出之函件、估值概要及估值證書全文，內容關於卓德於二零零二年八月二十八日對格蘭酒店物業之估值。根據收購守則第11.3條並無可預見之潛在稅務責任。附錄二載有衛蘭軒之若干財務資料。附錄三載有關於恒隆集團公司之一般資料。

此致

恒隆集團公司列位股東　台照

承董事會命
執行董事
吳士元
謹啟

二零零二年九月二十日

恒隆地產就格蘭酒店集團之意向

業務

誠如該等公佈所述，恒隆地產董事認為，恒隆地產實現該等物業之所有潛力之最有效業務計劃為對格蘭酒店現時擁有之物業進行下列改建工程：

1. *雅蘭酒店*

鑑於在該黃金地帶及商業中心出租寫字樓較經營酒店之盈利能力高，酒店之第五至第二十層將改建為設有配套商業設施之寫字樓。

2. *康蘭酒店*

現有之248間酒店房間將改建為服務式寓所，以使整幢服務式寓所之管理可達致經濟規模效益。

格蘭酒店於一九八八年收購該兩項物業。鑑於恒隆地產董事對香港物業市場之豐富經驗，加上過去十四年物業市場之轉變，及現在是時候重新評估此等物業之維修計劃，恒隆集團公司董事認為，對格蘭酒店所持有關物業之未來計劃及物業翻新作整體評估考慮乃合適及具效益之舉。該等物業用途之變動乃日常業務過程中之商業決定，而收購將加速達成該計劃。

於完成後，該兩項物業之業務運作將為着效率原因，全歸恒隆地產集團之管理層負責。據此，只有衛蘭軒之酒店管理合約及汀蘭居之服務合約將保留為格蘭酒店之業務，而該兩項改建物業將由恒隆地產管理及經營。由於衛蘭軒之管理合約估計會帶來負面回報，至於該兩項改建物業僅帶來被動收入，格蘭酒店並無足夠業務或可觀增長潛力保持上市地位。該上市公司將難以吸引新投資者或維持現有少數股東之投資意慾。還有，調配資源維持上市地位，長遠而言不會帶來成本效益。因此，誠如該等公佈所載，恒隆地產董事擬於收購及收購建議完成後將格蘭酒店私有化，並隨之而撤銷其股份於聯交所之上市地位。

格蘭酒店之董事

誠如該等公佈所載，恒隆地產不擬因收購及收購建議而更改格蘭酒店董事局之組成。

只要股份一直在聯交所上市，恒隆地產便會確保有足夠獨立董事將繼續獲委任加入格蘭酒店之董事局。

收購建議之條件

倘提出收購建議，將為無條件。

總代價

倘A股收購建議及B股收購建議獲全面接納，買方根據A股收購建議及B股收購建議應支付之總額，將分別約為港幣266,000,000元及港幣29,800,000元，即合共約港幣295,800,000元。收購建議將以恒隆地產集團之內部資源及／或銀行融資撥付。

強制收購及撤銷格蘭酒店之上市地位

誠如該等公佈所述，倘買方就A股及B股之各類別股份接獲有效接納（如否，除非收購守則批准撤銷），為數分別不少於提出收購建議時已發行無利害關係之A股及無利害關係之B股價值之90%，買方有意根據公司條例第168條強制收購條文收購所有股份。於強制收購後，格蘭酒店將成為恒隆地產之全資附屬公司，並將向聯交所申請撤銷股份於聯交所之上市地位。

倘收購建議之接納未達至已發行無利害關係之A股及無利害關係之B股分別之90%或以上，格蘭酒店將根據收購守則第2.2條及上市規則第6.12條，尋求格蘭酒店獨立股東批准撤銷股份在聯交所之上市地位。

倘股東選擇不接納收購建議而其後撤銷股份於聯交所之上市地位，選擇不接納收購建議之股東將持有非上市公司之股份，而該等股份可能並無流通之市場。

視乎格蘭酒店應否維持於聯交所之上市地位及符合最低公眾持股量規定，聯交所將密切監察格蘭酒店日後作出之一切資產收購或出售。聯交所可酌情要求格蘭酒店向其股東發出一份通函，而不論任何建議交易之金額，特別是建議交易等同格蘭酒店偏離主要業務。聯交所亦有權集合一系列交易處理，而該等交易可能令格蘭酒店被視作新上市申請人。

於二零零二年六月三十日，每股A股及每股B股之經審核綜合資產淨值經參考格蘭酒店房地產之最新估值及尚未完成衛蘭軒管理合約之價值而作出調整後，分別為港幣1.84元及港幣0.184元。

關連交易

恒隆集團公司為恒隆地產之控股公司，持有恒隆地產已發行股本約61.2%。因此，根據上市規則之定義，收購分別構成恒隆集團公司及恒隆地產之關連交易，是以須分別獲恒隆集團公司及恒隆地產之獨立股東批准。恒隆集團公司及恒隆地產將分別召開股東特別大會，以考慮收購。如上文所述，於恒隆集團公司股東特別大會上，Cole及其聯繫人須放棄投票。恒隆集團公司由於在收購中擁有權益，亦將於恒隆地產股東特別大會上放棄投票。恒隆集團公司董事認為，收購之條款公平合理，並符合恒隆集團公司及恒隆集團公司股東之整體利益。

可能提出之無條件現金收購建議

背景

完成時，買方及與其一致行動人士將擁有477,093,067股A股及438,282,785股B股，分別佔已發行A股及B股約76.8%及73%。根據收購守則第26.1條，於完成時，買方將須就各類股份(包括買方及與其一致行動人士並無擁有或同意將予收購之已發行之A股及B股)提出強制無條件全面收購建議。

由於收購建議將只會於買賣協議完成時，方會進行。因此，收購建議僅屬可能性質，不一定會進行。

如進行收購建議，其條款將如下所載。

收購建議

倘完成時，百德能將代表買方提出強制性無條件現金收購全部已發行股份建議(不包括買方及與其一致行動人士已擁有或同意將予收購之所有已發行股份)。收購建議將包括A股收購建議及B股收購建議，收購基準如下：

A股收購建議： **每股A股之收購價為現金港幣1.84元**，相當於根據收購每股A股之協定價格；及

B股收購建議： **每股B股之收購價為現金港幣0.184元**，相當於根據收購每股B股之協定價格。

因此，收購之目標為進一步提升恒隆集團成員公司股東之利益。恒隆集團公司於格蘭酒店之實際股權，僅會由實際持有約74.1% A股及69.6% B股，下降至緊隨強制收購及撤銷格蘭酒店於聯交所之上市地位後格蘭酒店已發行股本約61.2%權益。格蘭酒店實際上仍然為恒隆集團公司之間接附屬公司。

有關恒隆集團公司之資料

恒隆集團公司是一間於聯交所上市之公司，於香港參與物業發展項目逾四十年。恒隆集團公司在全港發展項目，在中國大陸之業務亦非常活躍，自一九九二年以來，其業務一直集中於上海。恒隆集團新物業發展項目之權益現時透過恒隆地產集團持有，而酒店投資則透過格蘭酒店集團持有。

有關恒隆地產之資料

恒隆地產乃恒隆集團公司旗下之物業公司，按其市值計，為香港其中一間最大規模之物業發展及投資公司，並在香港物業市場經營超過四十年。恒隆地產為恒隆集團擁有61.2%權益之附屬公司。

有關格蘭酒店之資料

背景及主要業務

格蘭酒店為恒隆集團公司之附屬公司。格蘭酒店之主要業務為控股投資，並透過其附屬公司擁有及管理酒店及服務式寓所。格蘭酒店擁有及管理位於旺角之雅蘭酒店及位於鰂魚涌之康蘭酒店及康蘭豪華寓所，以及管理灣仔之衛蘭軒及荃灣之汀蘭居。

財務資料

下表載列格蘭酒店集團於截至二零零二年六月三十日止三個年度之經審核綜合業績概要：

	截至六月三十日止年度(經審核)		
	二零零零年	二零零一年	二零零二年
	港幣百萬元	港幣百萬元	港幣百萬元
營業額	264.2	271.9	224.4
股東應佔純利	21.3	33.0	18.2

格蘭酒店集團於二零零二年六月三十日之經審核綜合資產淨值約為港幣1,673,500,000元，相當於每股A股港幣2.46元及每股B股港幣0.246元。

誠如該等公佈所述，恒隆地產擬翻新該等物業，並更改其用途以於現今物業市場爭取有關物業之最佳價值。將雅蘭酒店改建為設有配套商業設施之寫字樓物業，以其座落之優秀地段及商業中心位置作為出租寫字樓，在今日而言較之於經營酒店業務更為有利可圖。儘管旺角有其他寫字樓可能與改建後之雅蘭酒店競爭，惟雅蘭酒店座落彌敦道(位列香港最繁忙街道之一)，毗鄰旺角地鐵站，地點方便。雅蘭酒店於改建完成後，將較附近寫字樓優勝。雅蘭酒店憑著其策略性位置及經翻新之內部單位，將於區內享有競爭優勢。再者，恒隆地產現於同區已經營四幢寫字樓，分別為麗斯大廈、栢裕商業中心、荷李活商業中心及旺角中心第一期，應能於物業管理方面進一步帶來協同效益。根據恒隆地產物業組合界乎6%至8%之回報率，恒隆集團公司董事相信，恒隆地產之管理層會致力為該幢改建物業帶來相若回報。

與此同時，康蘭酒店將改建為服務式寓所，以使整幢大樓變為服務式寓所。將康蘭酒店改建為服務式寓所，將主要因為成本效益及效率得以大幅提升而帶來利益。預期管理該等服務式寓所所須之員工人數，遠較管理酒店者為少。經營酒店須要有員工全時間當值，惟經營服務式寓所卻無此需要。此外，位於康山之康蘭酒店附近並無太多具規模之服務式寓所，因此競爭有限。還有，服務式寓所之潛在租客對象遠較酒店市場之對象廣泛，因為中期至長期而言，香港居民或外藉人士通常不會租住酒店房間，而有些人士如單身專業人士、未有子女之夫婦及短期到港人士會考慮租住服務式寓所。鑒於位於康山之有關服務式寓所與太古地鐵站相近，可為住客提供方便交通，因而吸引租客入住。現時位於康山之服務式寓所康蘭豪華寓所，於截至二零零二年六月三十日止以往三個財政年度均錄得逾90%之入住率，其中每間房間之平均收入，較格蘭酒店集團旗下酒店房間之平均收入為高。由於入住率高企，相信服務式寓所於康山一帶需求甚殷。

在改建該兩項物業後，恒隆集團公司董事相信，恒隆地產預期可透過提升經濟規模，賺取更佳投資回報。由於並無更改土地用途，進行改建工程僅須有限政府批准。必須取得批准之工程僅為建築物工程，屬任何改建工程之標準申請事宜。估計改建雅蘭酒店將需要約港幣70,000,000元，而改建康蘭酒店將需要約港幣10,000,000元。誠如該等公佈所述，恒隆地產董事認為，於收購完成後進行上述改建工程，恒隆地產將可為股東於該等物業中取得更佳回報。

緊隨強制收購及格蘭酒店撤銷於聯交所之上市地位完成後之簡明股權架構


Cole
36%
1%
恒隆集團公司
(已上市)
61.2%
恒隆地產
(已上市)
100% A 股
100% B 股
格蘭酒店
(非上市)

收購及收購建議之原因

恒隆集團公司之日常業務包括透過旗下之物業旗艦公司恒隆地產物色機會增加土地儲備，以供日後發展，以及精簡恒隆集團之物業組合，以產生協同效應及提升管理效率。因此，恒隆集團將格蘭酒店物業(分別為恒隆地產所持有毗鄰雅蘭商場及康怡廣場之雅蘭酒店、康蘭酒店及康蘭豪華寓所)之業權及管理集合，屬合乎邏輯兼具策略利益之舉。由於有關物業與恒隆地產的其他物業為互相組成之部份，此舉可於現時物業市場造成較大協同效益，令有關物業可發揮最大價值。儘管收購成本可另行用作收購旺角及鰂魚涌之其他物業，惟該等已發展地區僅得非常有限之待售物業，而收購可供比較面積地段之機會亦甚低，何況收購該等地區的物業往往涉及收購舊式建築物，且需要遷徙現有居民，因而需時甚久、過程繁複，以致成本高昂。因此，由恒隆集團將格蘭酒店所持有之全部有關物業集合於恒隆地產旗下，可輕易將有關物業改建從而為恒隆集團整體帶來收益，對恒隆集團而言屬吸引之機會。改建該兩項物業所涉及之時間，遠較收地、拆卸及興建工序所需時間為少。該等物業只需稍作改動，一經政府批准更改物業用途，便能改建為投資物業，為恒隆集團整體帶來收益。

下圖説明恒隆地產、恒隆集團公司及格蘭酒店分別於最後實際可行日期，以及緊隨強制收購及格蘭酒店撤銷於聯交所上市地位完成後之簡明股權架構：

於最後實際可行日期之簡明股權架構


Cole
2.5% A 股
3.4% B 股
1%
36%
恒隆集團公司
（已上市）
74.1% A 股
69.6% B 股
61.2%
格蘭酒店
（已上市）
恒隆地產
（已上市）

(c) 就收購取得聯交所、證監會及任何其他適用之政府或監管機關之一切有關同意，及已符合所有適用法定或其他法律責任。

完成

收購將於緊隨買賣協議之條件達成後翌日完成，預計為二零零二年十月九日。倘買賣協議之任何條件未能於二零零二年十二月三十一日(或買賣協議之訂約方可能協定之較後日期)前達成，則買賣協議將自動失效。

股權架構

下表載列格蘭酒店之現有股權架構及緊隨完成後格蘭酒店之股權架構：

	格蘭酒店之現有股權架構				緊隨完成後之格蘭酒店股權架構			
	A股數目	%	B股數目	%	A股數目	%	B股數目	%
Cole(附註)	15,765,607	2.54	20,396,065	3.40	15,765,607	2.54	20,396,065	3.40
恒隆集團公司	460,575,581	74.09	417,686,735	69.61	–	–	–	–
恒隆地產	–	–	–	–	460,575,581	74.09	417,686,735	69.61
恒隆地產及格蘭酒店之董事(附註)	171,879	0.03	199,985	0.03	171,879	0.03	199,985	0.03
百德能(附註)	580,000	0.09	–	–	580,000	0.09	–	–
小計	477,093,067	76.75	438,282,785	73.04	477,093,067	76.75	438,282,785	73.04
公眾股東	144,538,159	23.25	161,717,215	26.96	144,538,159	23.25	161,717,215	26.96
總計	621,631,226	100	600,000,000	100	621,631,226	100	600,000,000	100

附註：(i) Cole、(ii)身兼格蘭酒店董事職務之一位恒隆地產董事，以及(iii)百德能(即恒隆地產之財務顧問)分別就收購建議被視作與恒隆地產一致行動之人士。

(b) 就餘下透過購買Hang Far Company Limited及Hoi Sang Limited全部已發行股本而將收購之合共128,528,515股A股權益，以及授予Hang Far Company Limited及Hoi Sang Limited之股東貸款而言，參考：

- Hang Far Company Limited及Hoi Sang Limited於二零零二年七月三十一日之最近期管理賬目所示全部股本權益之未經審核資產淨值，其分別為港幣7,090元及港幣5,302元（已計及每股A股之購買價港幣1.84元）；及

- 合共約港幣236,400,000元之股東貸款面值。

儘管經參考格蘭酒店集團於二零零二年六月三十日之最近期經審核賬目後，每股A股及每股B股之資產淨值分別約為港幣2.46元及港幣0.246元，有關價值反映格蘭酒店集團資產之歷史成本。為釐定公平購買價，恒隆集團公司、恒隆地產及格蘭酒店已聘請專業機構為格蘭酒店集團物業進行估值，確保將出售及收購之資產反映其公平價值。在參考卓德之獨立估值（計及因可能改變該等物業用途導致價值上升）及衛蘭軒管理合約之價值後，格蘭酒店集團之資產淨值已調整至每股A股港幣1.84元及每股B股港幣0.184元。因此，恒隆集團公司董事及恒隆地產董事已同意採用此項股份最近期估值，作為釐定購買價之基準。

於磋商期間已進一步考慮恒隆集團公司及恒隆地產為關連人士之事實。收購須分別獲恒隆集團公司獨立股東及恒隆地產獨立股東批准，而釐定對恒隆集團公司及恒隆地產而言均為公平合理之購買價，為必要而審慎之舉。恒隆集團公司董事認為，由於收購屬於恒隆集團公司與其非全資附屬公司兩者間之交易，旨在加強恒隆集團整體物業組合，在此情況下，資產淨值之溢價或折讓價均不會視為恰當之價格。有鑒於此，恒隆地產董事及恒隆集團公司董事同意按格蘭酒店集團之經調整資產淨值每股A股港幣1.84元及每股B股港幣0.184元釐定購買價。

買賣協議之條件

買賣協議須待下列條件達成後，方告完成：

(a) 上市規則並無規定須放棄投票之恒隆集團公司股東，於將召開之恒隆集團公司股東特別大會上通過普通決議案批准收購；

(b) 上市規則並無規定須放棄投票之恒隆地產股東，於將召開之恒隆地產股東特別大會上通過普通決議案批准收購；及

至最近三個財政年度之財務表現(於本通函附錄二有所披露)及其主要條款後釐定為約港幣90,000,000元之責任承擔(未經獨立評核)。該等條款包括(但不限於)衛蘭軒業主於現時起計未完成合約部份之首五年可收取保證最低年收入港幣11,000,000元，而其後餘下未完成合約部份之最後五年則為港幣15,000,000元。該合約為不可轉讓，並僅可在衛蘭軒業主遭清盤或違反合約，或格蘭酒店違反合約未能經營衛蘭軒至合約期限屆滿時予以終止。除考慮此等因素外，恒隆集團公司董事及恒隆地產董事已索取對有關管理合約之獨立評估，以進一步衡量彼等對該管理合約所定之價值。在進行獨立評估時已計及一現金流量預測，但因核數指引所限該現金流量預測未能符合收購守則第10條之要求。因此，本通函並無載入獨立評估報告。購買價每股A股港幣1.84元及每股B股港幣0.184元，分別為：

- 較於二零零二年八月二十七日(即股份於二零零二年八月二十八日在聯交所暫停買賣前最後一個交易日)在聯交所所報之A股及B股收市價，分別溢價約116.5%及114%；
- 較截至二零零二年八月二十七日連續三十個交易日之A股及B股平均收市價，分別溢價約116.5%及119.1%；
- 較截至二零零二年八月二十七日連續九十個交易日之A股及B股平均收市價，分別溢價約106.7%及111.5%；
- 較每股A股及每股B股於二零零二年六月三十日之經審核綜合資產淨值，折讓約25.2%；及
- 相當於經參考格蘭酒店房地產之最新估值及尚未完成之衛蘭軒管理合約之價值而作出調整後，於二零零二年六月三十日每股A股經審核綜合資產淨值及每股B股經審核綜合資產淨值。

代價基準

買賣協議之代價及其他條款乃按公平原則磋商及按正常商業條款釐定。應支付之代價乃經參考下列各項後釐定：

(a) 就332,047,066股A股及417,686,735股B股而言，參考格蘭酒店集團於二零零二年六月三十日之最近期經審核賬目所示格蘭酒店集團之綜合資產淨值約港幣1,673,500,000元，並參考於二零零二年八月二十八日卓德對格蘭酒店集團物業之獨立估值(此等物業之估值載於本通函附錄一)，以及衛蘭軒管理合約之價值後作出調整；及

買賣協議

日期

二零零二年八月二十八日

訂約方

(1) 恒隆集團公司，作為賣方

(2) 恒隆地產，作為買方

(3) 轉讓人，股東貸款之轉讓人

(4) 承讓人，股東貸款之承讓人

將予收購之權益

根據買賣協議，恒隆地產已同意購買(或促使其指定之全資附屬公司購買)：

(a) 332,047,066股A股及417,686,735股B股；及

(b) Hang Far Company Limited與Hoi Sang Limited之全部已發行股本及股東貸款。該兩間公司為恒隆集團公司之全資附屬公司，特別用以持有合共128,528,515股A股。

上述將予收購之股份為恒隆集團公司現時透過其全資附屬公司間接擁有之460,575,581股A股及417,686,735股B股之最終權益，為恒隆集團公司於格蘭酒店之全部權益，佔於最後實際可行日期已發行A股及B股分別約74.1%及69.6%。

購買價

根據每股A股港幣1.84元及每股B股港幣0.184元之協定價格釐定之購買價合共約港幣924,400,000元，將於完成時以現金支付。購買價乃參考格蘭酒店集團之綜合資產淨值釐定，並參考二零零二年八月二十八日卓德對雅蘭酒店、康蘭酒店及康蘭豪華寓所之估值(該等估值載於本通函附錄一)及對衛蘭軒管理合約之估值而作出調整。衛蘭軒並非由格蘭酒店擁有，但由格蘭酒店其中一間全資附屬公司管理。衛蘭軒管理合約之價值在參考該合約於截

司購買或促使購買彼等於格蘭酒店之460,575,581股A股及417,686,735股B股之全部權益，購買A股權益之代價合共約為港幣847,500,000元，而B股權益之代價則合共約為港幣76,900,000元，總代價約為港幣924,400,000元。該等代價乃分別按每股A股港幣1.84元及每股B股港幣0.184元之協定價格計算。收購須待下文「買賣協議之條件」一節所載之多項條件達成後，方告完成。

於完成時，買方及與其一致行動人士將擁有477,093,067股A股及438,282,785股B股，分別佔已發行A股及B股約76.8%及73%。根據收購守則第26.1條，於完成時，百德能(代表買方)須就買方及與其一致行動人士並無擁有或同意將予收購之各類已發行之A股及B股，提出強制無條件全面收購建議。

誠如該等公佈所述，倘於收購建議完成後，代表買方提出收購建議，及於收購建議截止後，買方已收購於收購建議中各類無利害關係之A股及無利害關係之B股價值不少於90%，則買方有意根據公司條例強制收購條文收購所有股份，並將申請撤銷股份於聯交所之上市地位。

恒隆集團公司為恒隆地產之控股公司，持有其已發行股本約61.2%。因此，收購構成恒隆集團公司及恒隆地產各自之關連交易，並須待(其中包括)恒隆集團公司及恒隆地產各自之獨立股東批准後，方可作實。恒隆集團公司及恒隆地產各自將召開股東特別大會，尋求有關批准。恒隆集團公司股東特別大會將於二零零二年十月八日下午四時正假座香港德輔道中四號渣打銀行大廈二十八樓舉行，會上將動議以普通決議案批准收購，而恒隆集團公司獨立股東將就收購投票。鑒於Cole於收購中佔有權益，根據上市規則之規定，Cole及其聯繫人均須放棄就決議案投票。恒隆集團公司由於在收購中佔有權益，亦須在恒隆地產股東特別大會上放棄投票。

恒隆集團公司非執行董事陳樂宗先生之一名聯繫人為一項信託基金之眾多全權託管對象之成員，而Cole作為該項信託基金之受託人持有恒隆集團公司股份及格蘭酒店股份。另一名恒隆集團公司非執行董事陳樂怡女士，兼任恒隆集團公司及恒隆地產之董事職務。殷尚賢先生及鄭漢鈞先生兼任恒隆集團公司及恒隆地產之董事職務，而葉錫安先生則為恒隆集團公司在收購方面之法律顧問孖士打律師行之合夥人。因此，概無恒隆集團公司非執行董事及恒隆集團公司獨立非執行董事適宜獲委任為獨立董事委員會成員，就收購向恒隆集團公司獨立股東提供建議。有見及此，恒隆集團公司已委任瑞銀華寶作為獨立財務顧問，直接向恒隆集團公司獨立股東提供建議。

本通函旨在向閣下提供收購之詳情、載列瑞銀華寶對收購之建議，以及向閣下發出尋求閣下於會上批准收購之恒隆集團公司股東特別大會通告。

HANG LUNG GROUP LIMITED
恒隆集團有限公司
(於香港註冊成立之有限公司)

執行董事：
陳啟宗(主席)
袁偉良
何世良
吳士元

非執行董事：
陳樂宗
陳樂怡

獨立非執行董事：
殷尚賢
鄭漢鈞
葉錫安

註冊辦事處：
香港中環
德輔道中四號
渣打銀行大廈二十八樓

敬啟者：

(i) 建議由恒隆地產(或其指定附屬公司)作為買方收購恒隆集團佔格蘭酒店460,575,581股A股及417,686,735股B股權益之關連交易

(ii) 百德能證券有限公司代表買方可能提出強制性無條件現金收購全部股份(不包括買方及與其一致行動人士已擁有或同意將予收購之股份)之建議

(iii) 格蘭酒店私有化之建議

緒言

於二零零二年八月二十八日，恒隆集團公司董事宣佈，恒隆集團公司已與(其中包括)恒隆地產訂立買賣協議，據此，恒隆地產同意(其中包括)向恒隆集團公司或其全資附屬公

「證監會」	指	香港證券及期貨事務監察委員會；
「股份」	指	A股及B股；
「股東」	指	A股及／或B股之持有人；
「第一項股東貸款」	指	Hang Far Company Limited欠付轉讓人(各自為恒隆集團公司之全資附屬公司)之無抵押免息貸款約港幣223,200,000元本金；
「第二項股東貸款」	指	Hoi Sang Limited欠付轉讓人(各自為恒隆集團公司之全資附屬公司)之無抵押免息貸款約港幣13,200,000元本金；
「股東貸款」	指	第一項股東貸款及第二項股東貸款；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	香港公司收購及合併守則；
「瑞銀華寶」	指	瑞銀華寶亞洲有限公司，根據香港法例第333章證券條例註冊之投資顧問，並為恒隆集團公司獨立股東之獨立財務顧問；
「港幣」	指	港幣，香港法定貨幣；及
「%」	指	百分比。

「恒隆地產」	指	恒隆地產有限公司(前稱「淘大置業有限公司」),一間於香港註冊成立之公司,其普通股於聯交所上市,並由其控股股東恒隆集團公司持有其約61.2%權益;
「恒隆地產董事」	指	恒隆地產董事;
「恒隆地產股東特別大會」	指	恒隆地產將會召開之股東特別大會,以考慮及酌情通過批准收購之普通決議案;
「恒隆地產集團」	指	恒隆地產及其附屬公司;
「香港」	指	中華人民共和國香港特別行政區;
「恒隆集團公司獨立股東」	指	Cole及其聯繫人(定義見上市規則)以外之恒隆集團公司股東;
「最後實際可行日期」	指	二零零二年九月十七日,即本通函付印前為確定其中所載資料是否準確之最後實際可行日期;
「上市規則」	指	香港聯合交易所有限公司證券上市規則;
「收購建議」	指	A股收購建議及B股收購建議;
「百德能」	指	百德能證券有限公司,為根據香港法例第333章證券條例註冊之投資顧問及證券交易商;
「買方」	指	恒隆地產或倘恒隆地產委派一間全資附屬公司或多間附屬公司作為買賣協議項下之買方,則為該全資附屬公司或該等附屬公司(視情況而定);
「買賣協議」	指	於二零零二年八月二十八日由其中恒隆地產及恒隆集團公司訂立有關收購之有條件買賣協議;
「待售股份」	指	恒隆集團將根據買賣協議出售之332,047,066股A股及417,686,735股B股,以及Hang Far Company Limited及Hoi Sang Limited(兩間合共持有128,528,515股A股之恒隆集團公司全資附屬公司)之全部已發行股本,分別佔最後實際可行日期之已發行A股及B股約74.1%及69.6%權益;

「B股收購建議」	指	百德能代表買方可能提出之無條件現金收購已發行B股(買方及與其一致行動人士已擁有或同意將予收購之B股除外)之建議，詳情載於本通函；
「卓德」	指	卓德測計師行有限公司，格蘭酒店名下物業之獨立估值師；
「Cole」	指	Cole Limited，為若干項信託基金之受託人，該等信託基金持有恒隆集團公司、恒隆地產及格蘭酒店之股份。恒隆集團公司之非執行董事陳樂宗先生之聯繫人為其中一項信託基金之眾多全權託管對象之成員；
「公司條例」	指	香港法例第32章公司條例；
「完成」	指	完成買賣協議；
「關連人士」	指	具有上市規則賦予之涵義；
「格蘭酒店」	指	格蘭酒店集團有限公司，一間於香港註冊成立之有限公司，其股份於聯交所上市；
「格蘭酒店集團」	指	格蘭酒店及其附屬公司；
「恒隆集團公司」	指	恒隆集團有限公司(「前稱「恒隆有限公司」)，一間於香港註冊成立之公司，其股份於聯交所上市；
「恒隆集團公司董事會」	指	恒隆集團公司董事會；
「恒隆集團公司董事」	指	恒隆集團公司董事；
「恒隆集團公司股東特別大會」	指	恒隆集團公司將會召開之股東特別大會，以考慮及酌情通過批准收購之普通決議案；
「恒隆集團」	指	恒隆集團公司及其附屬公司；
「恒隆集團公司股份」	指	恒隆集團公司股本中每股面值港幣1.00元之普通股；
「恒隆集團公司股東」	指	恒隆集團公司之股份持有人；

於本通函中，除非文義另有所指，否則下列詞彙具有下文所載之涵義：

「A股」	指	格蘭酒店股本中每股面值港幣0.10元之普通A股；
「A股收購建議」	指	百德能代表買方可能提出之無條件現金收購已發行A股(買方及與其一致行動人士已擁有或同意將予收購之A股除外)之建議，詳情載於本通函；
「收購」	指	由買方根據買賣協議收購恒隆集團之460,575,581股A股及417,686,735股B股權益，即分別於最後實際可行日期佔已發行之A股及B股約74.1%及69.6%權益，收購乃透過收購下列兩項進行： (a) 直接收購332,047,066股A股及417,686,735股B股；及 (b) Hang Far Company Limited及Hoi Sang Limited(恒隆集團公司之兩間全資附屬公司，合共持有128,528,515股A股)之全部已發行股本及給予該兩間公司之股東貸款；
「該等公佈」	指	恒隆集團公司、恒隆地產及格蘭酒店於二零零二年八月二十八日就收購及根據收購預期進行之交易而聯合刊發之公佈，以及恒隆集團公司、恒隆地產及格蘭酒店於二零零二年八月二十九日就收購建議而聯合刊發之公佈；
「承讓人」	指	Noble Hill Limited，一間於英屬維爾京群島註冊成立之公司，為恒隆地產之全資附屬公司；
「轉讓人」	指	Jackpot Limited，一間於英屬維爾京群島註冊成立之公司，為恒隆集團公司之全資附屬公司；
「聯繫人」	指	具有上市規則賦予之涵義；
「B股」	指	格蘭酒店股本中每股面值港幣0.01元之普通B股；

目　　錄

此乃要件

閣下如對本通函或對應採取之行動**有任何疑問**，應諮詢閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之恒隆集團有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

恒隆集團
HANG LUNG GROUP

HANG LUNG GROUP LIMITED
恒隆集團有限公司

（於香港註冊成立之有限公司）

(i) **建議由恒隆地產（或其指定附屬公司）作為買方收購恒隆集團佔格蘭酒店460,575,581股A股及417,686,735股B股權益之關連交易**

(ii) **百德能證券有限公司代表買方可能提出強制性無條件現金收購全部股份（不包括買方及與其一致行動人士已擁有或同意將予收購之股份）之建議**

(iii) **格蘭酒店私有化之建議**

恒隆集團公司獨立股東之獨立財務顧問

UBS Warburg

瑞銀華寶亞洲有限公司

恒隆集團公司董事會函件載於本通函第5至18頁。瑞銀華寶（恒隆集團公司獨立股東之獨立財務顧問）之函件載於本通函第19至27頁。

恒隆集團有限公司謹訂於二零零二年十月八日下午四時正假座香港中環德輔道中四號渣打銀行大廈二十八樓舉行股東特別大會，有關通告載於本通函第40至41頁。無論閣下能否出席大會，務請盡快將隨附之代表委任表格按其上印列之指示填妥及交回恒隆集團有限公司股票過戶及登記處香港中央證券登記有限公司（地址為香港皇后大道東183號合和中心17樓），惟無論如何，最遲須於股東特別大會指定舉行時間48小時前送達。閣下填妥及交回代表委任表格後，屆時仍可出席恒隆集團有限公司之股東特別大會，並於會上投票。

二零零二年九月二十日

03 JAN 27 AM 7:21

Our Ref: SO-220-2002/HLGL

9th October, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: **Hang Lung Group Limited**
Hang Lung Properties Limited
Grand Hotel Holdings Limited
- Notice of Annual General Meeting

We have pleasure in enclosing herewith the original form and 7 copies of our Notice of Annual General Meeting in respect of Hang Lung Group Limited, Hang Lung Properties Limited and Grand Hotel Holdings Limited, in English and Chinese version, appeared today in The Standard and Sing Tao Daily for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

COPY

恒隆集團有限公司
HANG LUNG GROUP LIMITED

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 22nd November, 2002 at 10:30 a.m. for the following purposes:

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2002.
2. To declare a final dividend.
3. To re-elect directors and authorise the Board of Directors to fix directors' fees.
4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. A. "THAT:
   (a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;
   (b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and
   (c) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:
      (i) the conclusion of the next Annual General Meeting of the Company;
      (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and
      (iii)the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

   B. "THAT:
   (a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(c) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;
   (b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;
   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and
   (d) for the purpose of this Resolution:
   'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

   C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

6. "That conditionally on the approval of the share option scheme of Hang Lung Properties Limited, a subsidiary of the Company whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited, principal terms of which are set out in the summary sent to shareholders with this Notice and the terms of which are set out in the printed document marked "A" now produced to the Meeting and for the purpose of identification signed by the Chairman hereof (the "Share Option Scheme") by the shareholders at the annual general meeting of Hang Lung Properties Limited, and conditionally on The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares falling to be issued pursuant to the exercise of any options granted under the Share Option Scheme, the Share Option Scheme be approved to be the share option scheme for Hang Lung Properties Limited and that the Board of Directors of Hang Lung Properties Limited or a duly authorised committee thereof be authorised to grant options thereunder and to allot and issue shares pursuant to the Share Option Scheme and to take all such steps as may be necessary or desirable to implement the Share Option Scheme and to vote on any matter connected therewith notwithstanding that they or any of them may be interested in the same."

To consider and, if thought fit, pass the following resolution as Special Resolution:

7. "That the Articles of Association of the Company be and are hereby amended as follows:
   A. by altering Article 2 in the following manner:
   (a) inserting the words "(including an electronic communication)" after the words "non-transitory form" in the definition of ""writing" or "printing""; and
   (b) inserting after the expression "newspaper" the following new expressions:
   "address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or electronic address used for such purposes;
   "communication" shall include a communication comprising sounds or images or both;
   "electronic communication" means a communication transmitted (whether from one person to another, from one device to another or from a person to a device or vice versa) by means of a telecommunication system (within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)) or by other means but while in an electronic form;
   B. by adding the following at the end of Article 167(B):
   "(C) Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, and to the obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents to be laid before the Company's annual general meeting referred to in paragraph (B) of this Article shall be deemed satisfied in relation to any person by sending to that person, a summary financial report derived from such financial documents, which shall be in the form and contain the information required by applicable laws, rules and regulations, in place of sending copies of the full financial documents.
   (D) Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, and to the obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents referred to in paragraph (B) of this Article or a summary financial report referred to in paragraph (C) of this Article shall be deemed satisfied in relation to any person by publication of such financial documents or summary financial report, as the case may be, on the Company's computer network or in any other permitted manner (including sending by any form of electronic communication) in place of sending printed copies of such documents if that person has agreed or is deemed pursuant to applicable laws, rules and regulations to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send out to him a copy of such documents.";
   C. by adding the following after the words "Chinese language newspaper" in the sixth line in Article 171:
   "or in relation to the publication of the Company's financial documents or summary financial report, as the case may be, pursuant to paragraph (D) of Article 167, by placing it on the Company's computer network and giving to the persons referred to in the said paragraph (D) of Article 167 a notice stating that the financial documents or summary financial report is available at the Company's computer network ("a notice of availability"). The notice of availability may be given to members by placing it on the Company's computer network or by electronic communication or any of the means set out in this Article.";
   D. by adding the words "or documents" after the words "In the case of joint holders of a share, all notices" in the sixth line in Article 171;
   E. by altering Article 173 in the following manner:
   (a) adding the words "or document" after the words "Any notice" in the first line in Article 173; and
   (b) adding the following at the end of Article 173:
   "Any notice or document sent by electronic communication shall be deemed to be given on the day on which it is transmitted from the server or other transmitting device of the Company or its agent. A document placed on the Company's computer network is deemed sent by the Company on the day following that on which a notice of availability is deemed served on the member. A notice of availability placed on the Company's computer network is deemed served on the member on the day it is uploaded onto the Company's computer network.";
   F. by adding the words "or served by any means permitted by and" after the words "registered address of any member" in the first line in Article 176; and
   G. by inserting the following new Article 177A immediately after the existing Article 177:
   "Any notice or document (including the relevant financial documents or the summary financial report) may be given to a member in either the English language or the Chinese language (or both), subject to due compliance with all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time.""

8. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 8th October, 2002

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.
2. The Register of Members will be closed from Wednesday, 13th November, 2002 to Frdiay, 15th November, 2002, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 12th November, 2002.
3. With respect to Resolution No. 5A above, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors.
4. Concerning Resolution No. 5B above, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
5. With respect to Resolution No. 5C above, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.
6. A summary setting out the principal terms of the Share Option Scheme of Hang Lung Properties Limited referred to in Resolution No. 6 above is appended to this Notice.
7. In relation to Resolution No. 7 above, approval is being sought from the members for amending the Articles so as to permit the Company to take advantage of new legislation which offers members the choice to receive the summary financial report in place of the Company's financial documents and the choice to forego receipt of a printed copy of either the summary financial report or the Company's financial documents or any corporate documents in favour of relying on the versions of those documents published on the Company's computer network, and also allow the Company to send corporate documents in either English or Chinese language.

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Monday, 25th November, 2002 at 10:00 a.m. for the following purposes:

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2002.
2. To declare final dividend.
3. To re-elect directors and authorise the Board of Directors to fix directors' fees.
4. To re-appoint auditors and authorise the directors to fix their remuneration.
5. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 8th October, 2002

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.
2. The proposed final dividend, if approved by the shareholders at the Annual General Meeting on 25th November, 2002, will be paid on 29th November, 2002 to shareholders whose names appear on the Registers of Members on 4th October, 2002.

03 JAN 27 7:21

Our Ref: SO-221-2002/HLGL

9th October, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: **Joint Announcement**
- Hang Lung Group Limited
- Hang Lung Properties Limited

We have pleasure in enclosing herewith the original form and seven copies of the joint announcement in respect of the above 2 companies, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

COPY

恒隆集團有限公司
HANG LUNG GROUP LIMITED
(incorporated in Hong Kong with limited liability)

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT

Connected transactions regarding the proposed acquisition by HLP (or its designated subsidiary or subsidiaries) as the Purchaser, of the interests of the HLG Group in 460,575,581 A Shares and 417,686,735 B Shares in GHH

FINANCIAL ADVISER TO HANG LUNG PROPERTIES LIMITED

PLATINUM
Securities

RESULTS OF THE EGMS

The directors of HLG and HLP are pleased to announce that at the HLG's EGM and HLP's EGM respectively held on 8th October, 2002, the respective independent shareholders of HLG and HLP unanimously approved the S&P Agreement.

All conditions of the S&P Agreement have been fulfilled and completion of the S&P Agreement will take place on 9th October, 2002.

Reference is made to the announcement dated 28th August, 2002 (the "Joint Announcement") jointly made by Hang Lung Group Limited ("HLG"), Hang Lung Properties Limited ("HLP") and Grand Hotel Holdings Limited ("GHH"). Defined terms used herein shall have the same meanings as those in the Joint Announcement unless otherwise stated.

Further to the Joint Announcement and the respective circulars of HLG and HLP both dated 20th September, 2002, the directors of HLG and HLP are pleased to announce that the respective ordinary resolutions relating to the S&P Agreement were unanimously approved by the respective independent shareholders of HLG and HLP at the HLG's EGM and HLP's EGM respectively.

The directors of HLG and HLP also announced that all conditions of the S&P Agreement have been fulfilled and completion of the S&P Agreement will take place on 9th October, 2002. Further announcement will be made upon completion of the S&P Agreement. Upon completion of the S&P Agreement on 9th October, 2002, the Offers will be unconditional.

A composite offer document containing, among other things, details of the terms of the Offers with accompanying forms of acceptance and transfer, the opinion of the independent board committee of GHH and the letter of advice from Cazenove Asia Limited to the independent board committee of GHH in relation to the Offers will be despatched to the shareholders of GHH on or before 15th October, 2002.

By Order of the Board of
Hang Lung Group Limited
Terry Sze Yuen Ng
Executive Director

By Order of the Board of
Hang Lung Properties Limited
Terry Sze Yuen Ng
Executive Director

Hong Kong, 8th October, 2002

The directors of HLG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLP) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLP) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of HLP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLG) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Post-it® Fax Note 7671	Date Oct 9	# of pages ▶
To Julian Fong	From Sandra Ling	
Co./Dept. Platinum	Co. HLP	
Phone #	Phone # 2879-0281	
Fax # 2522-2700	Fax #	

Our Ref: SO-222-2002/HLGL

9th October, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Announcement re Completion of the S&P Agreement

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Ms. Piera Lam of the Exchange on 9th October, 2002 at 6:00 p.m. The document may be published immediately upon receipt..

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

RsC/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

COPY

Our Ref: SO-223-2002/HLGL

10th October, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: **Announcement re Completion of the S&P Agreement**
- Hang Lung Group Limited
- Hang Lung Properties Limited

We have pleasure in enclosing herewith the original form and seven copies of the joint announcement in respect of the above 2 companies, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

COPY

恒隆集團有限公司
HANG LUNG GROUP LIMITED
(incorporated in Hong Kong with limited liability)

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

Financial Adviser to HANG LUNG PROPERTIES LIMITED

PLATINUM
Securities

COMPLETION OF THE S&P AGREEMENT

The directors of HLG and HLP are pleased to announce that completion of the S&P Agreement took place on 9th October, 2002.

Reference is made to the joint announcement dated 28th August, 2002 (the "Joint Announcement") made by Hang Lung Group Limited ("HLG"), Hang Lung Properties Limited ("HLP") and Grand Hotel Holdings Limited ("GHH"). Terms used herein, unless otherwise defined, have the same meanings as in the Joint Announcement.

Further to the Joint Announcement and the joint announcement dated 8th October, 2002 made by HLG and HLP, the directors of HLG and HLP are pleased to announce that completion of the S&P Agreement took place on 9th October, 2002.

By Order of the Board
Hang Lung Group Limited
Terry Sze Yuen Ng
Executive Director

By Order of the Board
Hang Lung Properties Limited
Terry Sze Yuen Ng
Executive Director

Hong Kong, 9th October, 2002

The directors of HLG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLP) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLP) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of HLP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLG) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME HANG LUNG GROUP LIMITED STOCK CODE 10

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY HK$ CLASS Ordinary DESCRIPTION BY NOMINAL VALUE HK$1.00

(3) Identification of corporation making disclosure

FULL NAME Cole Limited BUSINESS REGISTRATION NO. N/A

ADDRESS OF REGISTERED OFFICE 33/37 Athol Street, Douglas, Isle of Man

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG N/A

PLACE OF INCORPORATION Isle of Man LISTED ON SEHK ~~Yes~~/No* (* Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First) Ms. HO Tuen Yee, Belinda CONTACT PHONE NO. 2576-6800

(4) Information disclosed pursuant to Part II of the Ordinance.

	DAY	MONTH	YEAR
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.	16	10	2002

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☑ 7 ☐

(5) Details of interest in relevant share capital of listed company.

/ (Other Interests)

(a) Present number of shares in which corporation making disclosure is interested/ and/or deemed to be interested. 476,834,580

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 476,834,580

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
Boland Enterprises Limited	Pasea Estate, Road Town, Tortola, British Virgin Islands.	44,800,000
Kingswick Investment Limited	Pasea Estate, Road Town, Tortola, British Virgin Islands.	93,000,000

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
See attached			

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: HO Tuen Yee, Belinda

Position held at the company: Director

Before signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature] Date: 21 Day 10 Month 2002 Year

(8) **Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.**

NAME (Surname First for Individual)	HKID/ Passport No.	ADDRESS	NUMBER OF SHARES HELD
Cole Limited	N/A	33/37 Athol Street, Douglas, Isle of Man.	149,915,580
HKSCC Nominees Limited	N/A	1 Queen's Road Central, Hong Kong.	158,119,000
Boland Enterprises Limited	N/A	P.O. Box 3149, Road Town, Pasea Estate, Tortola, British Virgin Islands.	18,800,000
Kingswick Investment Limited	N/A	P.O. Box 3149, Road Town, Pasea Estate, Tortola, British Virgin Islands.	5,000,000
UBS (Hong Kong) Nominees Ltd.	N/A	25/F., One Exchange Square, Central, Hong Kong.	18,000,000
BTM Nominees (HK) Ltd.	N/A	1/F., Far East Finance Centre, 16 Harcourt Road, Hong Kong.	19,000,000
Chekiang First Bank (Nominees) Limited	N/A	1/F., Chekiang First Bank Centre, 1 Duddell Street, Central, Hong Kong.	22,000,000
HSBC Nominees (Hong Kong) Limited	N/A	1 Queen's Road Central, Hong Kong.	26,000,000
Horsford Nominees Limited	N/A	G.P.O. Box 199, Hong Kong.	60,000,000

Our Ref: SO-228-2002/HLGL

18th October, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Hang Lung Group Limited
Circular re Notice of Annual General Meeting,
Share Option Scheme and Repurchase Mandate

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Jessie Wong)

COPY

恒隆集團有限公司
HANG LUNG GROUP LIMITED

03 JAN 27 AM 7:21

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 22nd November, 2002 at 10:30 a.m. for the following purposes:

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2002.

2. To declare a final dividend.

3. To re-elect directors and authorise the Board of Directors to fix directors' fees.

4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. A. "THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT:

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(c) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

6. "That conditionally on the approval of the share option scheme of Hang Lung Properties Limited, a subsidiary of the Company whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited, principal terms of which are set out in the summary sent to shareholders with this Notice and the terms of which are set out in the printed document marked "A" now produced to the Meeting and for the purpose of identification signed by the Chairman hereof (the "Share Option Scheme") by the shareholders at the annual general meeting of Hang Lung Properties Limited, and conditionally on The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares falling to be issued pursuant to the exercise of any options granted under the Share Option Scheme, the Share Option Scheme be approved to be the share option scheme for Hang Lung Properties Limited and that the Board of Directors of Hang Lung Properties Limited or a duly authorised committee thereof be authorised to grant options thereunder and to allot and issue shares pursuant to the Share Option Scheme and to take all such steps as may be necessary or desirable to implement the Share Option Scheme and to vote on any matter connected therewith notwithstanding that they or any of them may be interested in the same."

To consider and, if thought fit, pass the following resolution as Special Resolution:

7. "That the Articles of Association of the Company be and are hereby amended as follows:

A. by altering Article 2 in the following manner:

(a) inserting the words "(including an electronic communication)" after the words "non-transitory form" in the definition of ""writing" or "printing""; and

(b) inserting after the expression "newspaper" the following new expressions:

"address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or electronic address used for such purposes;

"communication" shall include a communication comprising sounds or images or both;

"electronic communication" means a communication transmitted (whether from one person to another, from one device to another or from a person to a device or vice versa) by means of a telecommunication system (within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)) or by other means but while in an electronic form;

B. by adding the following at the end of Article 167(B):

"(C) Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, and to the obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents to be laid before the Company's annual general meeting referred to in paragraph (B) of this Article shall be deemed satisfied in relation to any person by sending to that person, a summary financial report derived from such financial documents, which shall be in the form and contain the information required by applicable laws, rules and regulations, in place of sending copies of the full financial documents.

(D) Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, and to the obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents referred to in paragraph (B) of this Article or a summary financial report referred to in paragraph (C) of this Article shall be deemed satisfied in relation to any person by publication of such financial documents or summary financial report, as the case may be, on the Company's computer network or in any other permitted manner (including sending by any form of electronic communication) in place of sending printed copies of such documents if that person has agreed or is deemed pursuant to applicable laws, rules and regulations to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send out to him a copy of such documents.";

C. by adding the following after the words "Chinese language newspaper" in the sixth line in Article 171:

"or in relation to the publication of the Company's financial documents or summary financial report, as the case may be, pursuant to paragraph (D) of Article 167, by placing it on the Company's computer network and giving to the persons referred to in the said paragraph (D) of Article 167 a notice stating that the financial documents or summary financial report is available at the Company's computer network ("a notice of availability"). The notice of availability may be given to members by placing it on the Company's computer network or by electronic communication or any of the means set out in this Article.";

D. by adding the words "or documents" after the words "In the case of joint holders of a share, all notices" in the sixth line in Article 171;

E. by altering Article 173 in the following manner:

(a) adding the words "or document" after the words "Any notice" in the first line in Article 173; and

(b) adding the following at the end of Article 173:

"Any notice or document sent by electronic communication shall be deemed to be given on the day on which it is transmitted from the server or other transmitting device of the Company or its agent. A document placed on the Company's computer network is deemed sent by the Company on the day following that on which a notice of availability is deemed served on the member. A notice of availability placed on the Company's computer network is deemed served on the member on the day it is uploaded onto the Company's computer network.";

F. by adding the words "or served by any means permitted by and" after the words "registered address of any member" in the first line in Article 176; and

G. by inserting the following new Article 177A immediately after the existing Article 177:

"Any notice or document (including the relevant financial documents or the summary financial report) may be given to a member in either the English language or the Chinese language (or both), subject to due compliance with all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time.""

8. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 8th October, 2002

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

2. The Register of Members will be closed from Wednesday, 13th November, 2002 to Frdiay, 15th November, 2002, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 12th November, 2002.

3. With respect to Resolution No. 5A above, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors.

4. Concerning Resolution No. 5B above, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

5. With respect to Resolution No. 5C above, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

6. A summary setting out the principal terms of the Share Option Scheme of Hang Lung Properties Limited referred to in Resolution No. 6 above is appended to this Notice.

7. In relation to Resolution No. 7 above, approval is being sought from the members for amending the Articles so as to permit the Company to take advantage of new legislation which offers members the choice to receive the summary financial report in place of the Company's financial documents and the choice to forego receipt of a printed copy of either the summary financial report or the Company's financial documents or any corporate documents in favour of relying on the versions of those documents published on the Company's computer network, and also allow the Company to send corporate documents in either English or Chinese language.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this document the omission of which would make any statement herein misleading.

SUMMARY OF PRINCIPAL TERMS OF, AND OTHER INFORMATION ON, SHARE OPTION SCHEME OF HANG LUNG PROPERTIES LIMITED

A. SUMMARY OF PRINCIPAL TERMS OF SHARE OPTION SCHEME OF HANG LUNG PROPERTIES LIMITED

The following is a summary of the principal terms of the Share Option Scheme ("the Scheme") of Hang Lung Properties Limited (referred to in this summary as the "Company") which is proposed to be approved at the Annual General Meeting:

In the Scheme the following expressions have the following meanings:

"Eligible Participant" any:

(a) Employee;

(b) non-executive director and any independent non-executive director or officer of any member of the Group;

(c) Secondee;

(d) business partner, agent, consultant or representative of any member of the Group;

(e) supplier of goods or services to any member of the Group or any director or employee of any such supplier;

(f) customer of any member of the Group or any director or employee of any such customer;

(g) person or entity that provides research, development or other technological support or any advisory, consultancy, professional or other services to any member of the Group or any director or employee of any such entity;

"Employee"	any executive director or employee of, or any person who has accepted an employment offer by (and is awaiting commencement of his employment with), any member of the Group (in each case, whether full time or part time);
"Grantee"	any Eligible Participant who accepts an offer in accordance with the terms of the Scheme or (where the context so permits) the Personal Representatives of such Eligible Participant;
"Group"	the Company and its holding company and subsidiaries, and the subsidiaries of such holding company;
"Listing Rules"	the rules governing the listing of securities on the Stock Exchange, as amended;
"Option"	an option to subscribe for Shares granted pursuant to the Scheme;
"Personal Representative(s)"	the person or persons who, in accordance with the laws of succession applicable in respect of the death of a Grantee, is or are entitled to exercise an Option granted to such Grantee;
"Scheme"	the Share Option Scheme described in this summary (in its present or any amended form);
"Secondee"	a person who is seconded to work for any member of the Group;

1. **Purpose**

The purpose of the Scheme is to enable the Company to grant options to selected participants as incentives or rewards for their contributions to the Group.

2. **Who may join**

On and subject to the terms of the Scheme and the requirements of the Listing Rules, the Board may offer to grant an Option to any Eligible Participant as it may at its absolute discretion select.

3. **Approval of the shareholders or independent non-executive directors of the holding company**

Insofar and for so long as the Listing Rules so require and the shares of any holding company of the Company are listed on the Stock Exchange, any provision in the Scheme requiring the approval of the shareholders or independent non-executive directors of the Company is to be construed as also requiring the approval of the shareholders or independent non-executive directors (as the case may be) of such holding company.

4. **Administration**

The Scheme shall be subject to the administration of the Board which shall, in its discretion and based on such factors as it shall consider relevant:

(a) grant Options to those Eligible Participants whom it shall select from time to time;

(b) determine the time of the grant of Options;

(c) determine the number of Shares to be subject to each Option;

(d) determine the terms and conditions of each Option;

(e) approve the form of option agreements setting out the terms on which particular Options are granted;

(f) construe and interpret the terms and conditions of the Scheme and Options;

(g) prescribe, amend and rescind rules and regulations relating to the Scheme; and

(h) subject to the other provisions of the Scheme, have power to vary the terms and conditions of any option agreement, including extending the period within which Shares must be taken up under an Option (subject to paragraph 8), and waiving or amending (in whole or in part) any conditions to which Options are subject.

5. **Grant of Option**

On and subject to the terms of the Scheme, the Listing Rules and all applicable laws and other regulations, the Board may at any time within 10 years commencing on the date the Scheme is adopted by the Company make offers for the grant of Options to such Eligible Participants as the Board may in its absolute discretion select.

6. **Acceptance of offer for the grant of Options**

The consideration payable on acceptance of an offer for the grant of Options shall be such amount as the Board may in its absolute discretion determine. An offer shall be deemed to have been accepted when the counterpart of the option agreement duly signed by the Grantee together with a remittance in favour of the Company of the amount of the consideration for the grant of the Option is received by the Company at the place specified in the option agreement. Such consideration shall not be refundable. On such acceptance, the relevant Option shall (subject to certain limited exceptions) be treated as having been granted on the date of the offer.

7. **Subscription price**

The subscription price payable on exercise of an Option shall be such price as the Board may in its absolute discretion determine at the time of its grant, and may be fixed at different prices for different periods during which the Option is to be exercised, provided that it shall not be less than whichever is the highest of (a) the closing price of the Shares on the Stock Exchange as stated in the Stock Exchange's daily quotation sheet on the date of grant; (b) the average of the closing prices of the Shares on the Stock Exchange as stated in the Stock Exchange's daily quotation sheets for the 5 business days immediately preceding the date of grant; and (c) the nominal value of the Shares.

8. **Option period**

The period within which the Shares must be taken up under an Option shall be determined by the Board in its absolute discretion at the time of grant, but such period must not exceed any maximum length permitted by the Listing Rules, currently 10 years from the date of grant of the relevant Option.

9. **Rights are personal to Grantee**

An Option shall be personal to the Grantee and shall not be assignable or transferable.

10. **Ranking of Shares**

The Shares to be allotted and issued upon the exercise of an Option shall be subject to all the provisions of the Articles of Association of the Company from time to time in force and shall rank pari passu in all respects with the existing fully paid Shares in issue on the date of allotment or, if that date falls on a day when the register of members of the Company is closed, the first day of the reopening of the register of members.

11. **Rights on death, ill health, injury or disability**

If a Grantee dies, his Personal Representatives may exercise the Option (to the extent exercisable at the date of death) within the period of 12 months, failing which the Option will lapse.

If a Grantee ceases to be an Eligible Participant by reason of ill health, injury or disability, he or his Personal Representatives may exercise the Option (to the extent exercisable at the date of cessation) within the period of 6 months, failing which the Option shall lapse.

12. **Rights on cessation for other reasons**

If a Grantee ceases to be an Eligible Participant in circumstances other than those described in paragraphs 11, 13 or 14 then, unless otherwise provided in his option agreement, the Grantee may exercise his Option, to the extent exercisable at the date of such cessation, within 3 months after such cessation (or such longer period as the Board shall decide), provided that no exercise is permitted after the expiration of the term of such Option as set out in the option agreement. If the Option is not exercised within the time specified, it will lapse. For these purposes, the expiry of any contract or appointment and its renewal within 30 days shall not be treated as such a cessation.

13. **Termination due to serious misconduct, breach of contract, bankruptcy, insolvency etc.**

If a Grantee was an Employee but ceases to be an Eligible Participant by reason of the termination of his employment on grounds entitling the employer to effect such termination without notice (including serious misconduct, any act of bankruptcy or arrangement or composition with creditors, or conviction of any criminal offence involving integrity or honesty) whether pursuant to the terms of the contract of employment of the Grantee or otherwise, the Option granted to him shall lapse immediately.

If an event occurs in relation to a Grantee, other than an Employee, by reason of which, if he had been an Employee, the Company would have been entitled to terminate his employment without notice as referred to above, the Option granted to him shall lapse immediately.

If the Grantee at the time of grant to him qualified as an Eligible Participant because he fell within paragraphs (d), (e), (f) or (g) of the definition of "Eligible Participant", and such Grantee has ceased to qualify, or he or the entity described in such paragraph of which he is a director or employee has, after the grant of such Option, committed any breach of a contract entered into between such Grantee or entity and the relevant member of the Group, then all his outstanding Options shall lapse automatically and cease to be exercisable on the date of the Directors' determination that it has occurred.

14. **Rights on termination due to the separate listing or sale of a member of the Group, disposal of the business of a member of the Group, etc.**

If the Board considers that, due to the separate listing or sale of a member of the Group or disposal of the business of a member of the Group, a Grantee should cease to be treated as an Eligible Participant, or if the Company or another member of the Group is reorganised or merged or consolidated with another entity (and paragraphs 15 and 16 below do not apply), the Board may at its sole discretion (a) make such arrangements as it considers appropriate for the grant of substitute options or share purchase rights of equivalent fair value to an Option in the purchasing, surviving or newly-listed company; (b) reach such accommodation with the Grantee as it considers appropriate, including the payment of cash compensation to the Grantee (or his Personal Representatives) equivalent to the fair value of an Option to the extent exercisable; (c) waive any conditions to vesting of an Option to the extent not already exercised; or (d) permit the continuation of an Option in accordance with its original terms.

15. **Rights on takeover**

If a general offer by way of takeover is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror), and the offer becomes or is declared unconditional in all respects, the Grantee (or his Personal Representatives) may by notice in writing to the Company within 28 days thereafter (or such longer time as the Board may determine is appropriate to enable the Grantee to participate in the offer on a similar basis to the holders of Shares) exercise the Option (to the extent not already exercised) in respect of some or all of the Shares over which the Option was granted, provided that if the Option has not been exercised within such period it shall lapse.

16. **Rights on compromise or arrangement**

If a compromise or arrangement between the Company and its members or creditors is proposed for the purposes of the amalgamation of the Company with any other company or companies, the Company shall give notice to the Grantee on the same date as it despatches the notice to each member or creditor of the Company summoning the meeting to consider such compromise or arrangement, and thereupon the Grantee (or his Personal Representatives) may, until the expiry of the period commencing on such date and ending on the earlier of the date 2 calendar months thereafter and the date on which such compromise or arrangement is sanctioned by the court, exercise any of his Options (to the extent not already exercised) in respect of some or all of the Shares over which the Option was granted, but the exercise of an Option as aforesaid shall be conditional upon such compromise or arrangement being sanctioned by the court and becoming effective, and upon such compromise or arrangement becoming effective all Options shall lapse except insofar as previously exercised under the Scheme. The Company may require the Grantee

(or his Personal Representatives) to transfer or otherwise deal with the Shares issued as a result of the exercise of Options in these circumstances so as to place the Grantee in the same position, as nearly as possible, as would have been the case had such Shares been subject to such compromise or arrangement.

17. **Rights on voluntary winding-up of the Company**

If a notice is given by the Company to its members to convene a general meeting for the purposes of considering and, if thought fit, approving a resolution for the voluntary winding-up of the Company, the Company shall on the same date or soon after it despatches such notice to each member of the Company give notice thereof to all Grantees (together with a notice of the existence of the provisions of this paragraph), and thereupon each Grantee (or his Personal Representatives) shall be entitled to exercise any of his Options (to the extent not exercised) in respect of some or all of the Shares over which the Option was granted, at any time not later than 7 business days prior to the proposed general meeting of the Company by giving notice in writing to the Company, accompanied by a remittance for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given, whereupon the Company shall as soon as possible, and in any event no later than the business day immediately prior to the date of the proposed general meeting referred to above, allot the relevant Shares to the Grantee credited as fully paid. If such resolution is duly passed, all Options shall thereupon lapse except insofar as previously exercised under the Scheme.

18. **Lapse of Option**

Subject to the discretion of the Board to extend the period within which the Shares must be taken up under the Option in accordance with paragraphs 4 and 8, an Option shall lapse automatically and cease to be exercisable on the earliest of (a) the expiry of the period within which the Shares must be taken up; (b) any of the dates or occurrences, or the expiry of any of the periods, referred to in paragraphs 11, 12, 13, 15, 16 or 17 as giving rise to such lapse; and (c) the date on which the Board certifies that there has been a breach of paragraph 9, including any agreement by the Grantee to create any interest in such Option in favour of a third party.

19. **Cancellation of Option**

Options granted but not exercised and not lapsed in accordance with the terms of the Scheme may be cancelled by the Company with the approval of the Eligible Participant. Where the Company cancels Options and issues new Options to the same Grantee, the issue of such new Options may only be made under the Scheme with available unissued Options (excluding the cancelled Options) within the limits set out in paragraphs 20 (a) to (f).

20. **Maximum number of Shares available for subscription**

(a) *Overriding Limit*

Subject to the Listing Rules, the maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Scheme and any other schemes of the Company must not exceed 30% of the Shares in issue from time to time. No options may be granted under the Scheme or any other schemes of the Company if this will result in this limit being exceeded.

(b) *Mandate Limit*

Subject to the provisions of paragraphs 20(c) and (d), the total number of Shares which may be issued on exercise of all options granted under the Scheme and any other schemes (excluding, for this purpose, options which have lapsed in accordance with the terms of the Scheme and any other scheme) must not, in aggregate, exceed 10% of the Shares in issue as at the date of adoption of the Scheme, being 288,933,390 Shares (the "Mandate Limit").

(c) *Refreshing of Mandate Limit*

Subject to the limit set out in sub-paragraph 20(a) above, the Company may from time to time by ordinary resolution of the shareholders refresh the Mandate Limit. However, the total number of Shares which may be issued upon exercise of all options to be granted under the Scheme and all other schemes of the Company under the limit as refreshed must not exceed 10% of the Shares in issue as at the date of such resolution. Options previously granted under the Scheme and any other schemes (including those outstanding, cancelled, exercised or lapsed in accordance with the Scheme and other schemes) will not be counted for the purpose of calculating the limit as refreshed.

(d) *Grant of Options to specifically identified Eligible Participants*

The Company may in addition seek separate approval by its shareholders in general meeting for granting Options beyond the Mandate Limit, provided that the Options in excess of the limit are granted only to Eligible Participants specifically identified by the Company before such approval is sought. The date of grant shall be deemed to be the date of the board meeting for the purpose of approving such further grant.

(e) *Limit for each Eligible Participant*

Unless approved by ordinary resolution of shareholders in general meeting in accordance with the Listing Rules, the aggregate number of Shares issued and to be issued upon exercise of Options granted to an Eligible Participant shall not exceed in any 12-month period 1% of the Shares in issue. If shareholders approve by ordinary resolution in general meeting the grant of Options to an Eligible Participant in excess of such limit, the date of grant shall be deemed to be the date of the board meeting for approving such further grant.

(f) *Adjustment to maximum number*

The maximum number of Shares shall be adjusted in such manner as the auditors shall certify in writing to be appropriate in the event of any alteration in the capital structure of the Company, whether by way of capitalisation issue, rights issue, consolidation, sub-division or reduction of the share capital of the Company.

21. **Grant of Option to connected persons (as defined in the Listing Rules)**

Insofar and for so long as the Listing Rules so require, where any offer of an Option is proposed to be made to a Director, chief executive or substantial shareholder of the Company or any of their respective associates, such offer must first be approved by independent non-executive directors of the Company (excluding any independent non-executive director to whom such offer is proposed to be made). Insofar and for so long as the Listing Rules so require, unless specifically approved by the shareholders in general meeting following the issue of a circular to shareholders by the Company, no Option may be granted to any substantial shareholder or an independent non-executive director of the Company, or any of their respective associates, which

would result in the Shares issued and to be issued upon exercise of all options already granted or to be granted (including options exercised, cancelled and outstanding) to such person under the Scheme and any other schemes of the Company in the 12-month period up to and including the date of the board meeting for proposing such further grant (a) representing in aggregate over 0.1% of the issued share capital of the Company; and (b) having an aggregate value, based on the closing price of the Shares at the date of the board meeting for proposing such further grant, in excess of HK$5 million. In such general meeting, the grant of Options to the substantial shareholder or independent non-executive director, or any of their respective associates, shall be approved by the shareholders of the Company with all connected persons of the Company abstaining from voting, except that any connected person may vote against such resolution provided that he has informed the Company of his intention to do so and such intention has been stated in the relevant circular to shareholders.

Insofar as the Listing Rules require, any variation of the terms of an Option granted to a Grantee who is a substantial shareholder or an independent non-executive director or any of their respective associates must first be approved by ordinary resolution of shareholders in general meeting.

22. **Effects of reorganisation of capital structure**

In the event of any alteration in the capital structure of the Company while any Option remains exercisable, whether by way of a capitalisation issue, rights issue, consolidation or subdivision of Shares, reduction of capital, such corresponding alterations (if any) shall be made to the number and/or nominal amount of Shares subject to unexercised Options, to the subscription price in respect of unexercised options, and/or to the maximum number of Shares subject to the Scheme, as the auditors shall certify in writing to the Board to be in their opinion fair and reasonable (except in the case of a capitalisation issue where no such certification shall be required), provided that (a) any such adjustment shall be made on the basis that the proportion of the issued Shares issuable on the exercise of any Option by a Grantee shall be the same as it was before such event, and (b) no such adjustment shall be made the effect of which would be to enable a Share to be issued at less than its nominal value. The issue of securities as consideration in a transaction shall not be regarded as a circumstance requiring any such alterations.

If there has been any alteration in the capital structure of the Company, the Company shall, upon receipt from a Grantee of a notice to exercise his Options, inform the Grantee of such alteration and shall either inform the Grantee of the adjustment to be made in accordance with the certificate of the auditors obtained by the Company for such purpose or, if no such certificate has yet been obtained, inform the Grantee of such fact and instruct the auditors as soon as practicable thereafter to issue a certificate in that regard.

23. **Alteration to the Scheme**

(a) The Board may amend any of the provisions of the Scheme at any time, provided that, except where approved in advance by ordinary resolution of shareholders in general meeting, no alteration shall be made to the Scheme which is to the advantage of Grantees or prospective Grantees and which relates to: (i) the purposes of the Scheme; (ii) the Eligible Participants and the basis for determining their eligibility; or (iii) the terms of paragraphs 4(d), 5, 6, 7, 8, 9, 10, 18, 19, 20(a) to 20(e), 22, 24 and this paragraph 23.

(b) No alterations to the Scheme which are of a material nature, nor to the terms of Options granted under the Scheme, may be made unless approved in advance by ordinary resolution of shareholders in general meeting, or unless such alterations take effect automatically under the terms of the Scheme.

(c) Any change to the authority of the Board to alter the terms of the Scheme must be approved by shareholders in general meeting.

(d) Subject to paragraphs (a) to (c) above, the Board need not obtain the approval of the shareholders for any minor changes or for alterations which take effect under the terms of the Scheme.

(e) Except as described in paragraph 23(d), no alteration shall be made to the Scheme which would operate to affect adversely any rights which have accrued to any Grantee at the date of such alteration.

(f) Subject to the Listing Rules and the applicable provisions of paragraph 23(a) and (b), the Board may, at any time and in its absolute discretion, remove, waive or relax the conditions, restrictions or limitations imposed in an option agreement with a Grantee on compassionate or any other grounds.

(g) The terms of the amended Scheme and Options granted thereunder shall comply with the relevant requirements of the Listing Rules in force from time to time.

24. **Termination of the Scheme**

The Board may by resolution at any time terminate the operation of the Scheme, and in such event no further Options shall be offered after the Scheme is terminated, but in all other respects the provisions of the Scheme shall remain in full force and effect. All Options granted prior to such termination and not exercised at the date of termination shall remain valid.

25. **Law**

The Scheme and all Options thereunder are governed by Hong Kong law.

B. INFORMATION ON SHARE OPTION SCHEME

Hang Lung Properties Limited ("**HLP**") proposes to adopt the Scheme upon its shareholders' approval at its Annual General Meeting to be held on 22nd November, 2002.

As at 27th September 2002, the Company held 1,764,118,570 shares in HLP, representing 61.1% of the issued share capital of HLP. Since the Company is the holding company of HLP, the Scheme to be adopted by HLP also requires the approval of the Company's shareholders in accordance with Rule 17.04(1) of the Listing Rules. An ordinary resolution will therefore be proposed at the forthcoming Annual General Meeting of the Company to be held on 22nd November, 2002 for approving the Scheme to be adopted by HLP.

The full terms of the Scheme may be inspected at the Company's registered office at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong from the date of this Notice up to and including the date of the Company's forthcoming Annual General Meeting, and at such Annual General Meeting.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

EXPLANATORY STATEMENT

The following is the **Explanatory Statement** required to be sent to shareholders under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in connection with the general mandate for repurchase of shares to be proposed at the forthcoming Annual General Meeting to be held on 22nd November, 2002 and also constitutes the Memorandum required by Section 49BA(3) of the Companies Ordinance:

(i) It is proposed that up to 10 per cent. of the shares of HK$1.00 each of the Company (the "Shares") in issue at the date of passing of the resolution to approve the general mandate may be repurchased. As at 27th September, 2002, the latest practicable date for determining such figures, the number of Shares in issue was 1,323,812,242. On the basis of such figures (and assuming no Shares are repurchased after 27th September, 2002 and up to the date of passing such resolution), the directors would be authorised to repurchase Shares up to a limit of 132,381,224 Shares.

(ii) The directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share and will only be made when the directors believe that such repurchases will benefit the Company and its shareholders.

(iii) Repurchases pursuant to the mandate would be funded from the available cash flow and/or working capital facilities of the Company. The funds employed by the Company in connection with a repurchase of Shares would be those legally available for such use under the Company's Memorandum and Articles of Association and the applicable laws of Hong Kong.

(iv) There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30th June, 2002 in the event that the repurchases were to be carried out in full at any time during the proposed repurchase period. However, the directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the directors are from time to time appropriate for the Company.

(v) There are no directors or (to the best of knowledge of the directors having made all reasonable enquiries) any associates of directors of the Company who have a present intention, in the event that the general mandate is granted by shareholders, to sell Shares to the Company.

(vi) The directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) If as a result of a share repurchase a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). Accordingly, a shareholder or a group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As at 27th September, 2002, the latest practicable date prior to the printing of this document, Cole Limited was interested (directly and indirectly) in 476,834,580 Shares, representing approximately 36 per cent. of the Company's issued share capital. Based on such interests, in the event that the Company exercised in full the power to repurchase Shares in accordance with the terms of the resolution to be proposed at the Annual General Meeting, the interests of Cole Limited (direct and indirect) in the issued share capital of the Company would be increased from approximately 36 per cent. to approximately 40 per cent., and Cole Limited would be obliged to make a mandatory offer under Rule 26 of the Takeovers Code as a result of such increase. The directors have no present intention for the Company to exercise the Repurchase Mandate to such an extent as would give rise an obligation on Cole Limited to make a mandatory offer under Rule 26 of the Takeovers Code.

(viii) No repurchases have been made by the Company of Shares whether on the Stock Exchange or otherwise in the six months prior to the date of this document.

(ix) No connected persons of the Company (as defined in the Listing Rules) have notified it of a present intention to sell Shares to the Company and no such persons have undertaken not to sell any such Shares to the Company in the event that the general mandate is granted by shareholders.

(x) The highest and lowest prices at which Shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:

	Highest *(HK$)*	**Lowest** *(HK$)*
September 2001	7.850	6.100
October 2001	6.700	6.250
November 2001	7.100	6.200
December 2001	7.250	6.500
January 2002	7.400	6.650
February 2002	7.100	6.650
March 2002	7.050	6.500
April 2002	7.300	6.500
May 2002	7.900	7.150
June 2002	7.800	7.050
July 2002	7.700	6.900
August 2002	7.300	6.850

(vii) 倘購回股份導致股東佔本公司投票權之權益比例有所增加，根據香港公司收購及合併守則(「收購守則」)，該增加投票權之舉動將視為收購。因此，股東或一致行動之一群股東可取得或集合本公司之控制權，並須根據收購守則第26條提出強制收購建議。於二零零二年九月二十七日(即本文件刊發前之最後實際可行日期)，Cole Limited擁有本公司股份四億七千六百八十三萬四千五百八十股(直接或間接)，佔本公司已發行股本約百分之三十六。以該等權益計算，倘本公司根據將於股東週年大會提呈之決議案條款行使購回股份之全部權力，Cole Limited佔本公司已發行股本之權益(直接或間接)將由約百分之三十六增加至約百分之四十，而由於權益有所增加，Cole Limited須根據收購守則第26條提出強制收購建議。董事現時無意令本公司行使購回授權，以致Cole Limited須根據收購守則第26條提出強制收購建議。

(viii) 本公司並無於本文件刊發日期之前六個月內在聯交所或其他地方購回本身股份。

(ix) 本公司之關連人士(定義見上市規則)並無知會本公司表示有意於股東給予全面授權後將本公司之股份售予本公司，該等人士亦無向本公司承諾不會將任何該等股份售予本公司。

(x) 以下為本公司股份於過去十二個月在聯交所每月錄得之最高及最低成交價：

	最高 (港元)	最低 (港元)
二零零一年九月	7.850	6.100
二零零一年十月	6.700	6.250
二零零一年十一月	7.100	6.200
二零零一年十二月	7.250	6.500
二零零二年一月	7.400	6.650
二零零二年二月	7.100	6.650
二零零二年三月	7.050	6.500
二零零二年四月	7.300	6.500
二零零二年五月	7.900	7.150
二零零二年六月	7.800	7.050
二零零二年七月	7.700	6.900
二零零二年八月	7.300	6.850

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

說明書

以下之**說明書**為根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)必須就擬於二零零二年十一月二十二日舉行之股東週年大會上建議之有關購回股份全面授權而寄予股東，並根據公司條例第49BA(3)段規定而構成之備忘錄：

(i) 現建議本公司可購回於通過決議案批准全面授權當日之本公司已發行每股面值港幣一元之股份(「股份」)最多達百分之十。於二零零二年九月二十七日(確定有關數字之最後實際可行日期)，本公司之已發行股份數目為十三億二千三百八十一萬二千二百四十二股。按上述數字(及假定於二零零二年九月二十七日至該決議案通過之日期間並無購回股份)計算，董事將獲授權購回本公司股份最多達一億三千二百三十八萬一千二百二十四股。

(ii) 董事相信向股東尋求全面授權使董事可於市場上購回股份乃符合本公司及其股東之最佳利益。該等購回事宜(在視乎當時之市場情況及資金安排而定)，可提高本公司之資產淨值及其每股資產值及／或每股盈利；而僅於董事相信該等購回事宜將令本公司及其股東受惠時方會進行。

(iii) 根據購回股份授權而購回股份之所需資金，將來自本公司可運用之流動現金及／或營運資金。用於購回股份之資金，本公司僅根據公司之組織章程大綱及細則以及香港之適用法例，由可合法作此用途之款項撥付。

(iv) 倘若於建議購回期間內任何時間本公司全面實行購回權力，將可能對本公司之營運資金或資產負債比率(指對比截至二零零二年六月三十日止年度年報內之已審核賬目所披露之狀況而言)造成不利影響。然而，董事倘認為實行購回權力致使本公司需不時具備之營運資金或資產負債水平會有重大之不利影響時，將不會建議行使購回權力。

(v) 目前並無任何董事或(就董事在作出一切合理查詢後所知)任何本公司董事之聯繫人擬於股東給予全面授權後向本公司出售股份。

(vi) 董事已向聯交所承諾將按上市規則及香港法例之規定根據全面授權行使本公司之權力購回股份。

(b) 除非經股東事先在股東大會上通過普通決議案批准，否則不可對計劃作出任何重大改動，亦不可對按計劃授出之期權條款作任何改動，惟根據計劃之條款自動生效之改動則除外。

(c) 必須經股東在股東大會上批准，方可更改董事局之授權，以改動計劃之條款。

(d) 在上文第(a)至(c)段之規限下，根據計劃條款而作出之任何次要變動或改動，毋須由董事局向股東取得批准。

(e) 除第23(d)段所述者外，不得改動計劃，以致任何承授人於有關改動當日已享有之任何權利受到不利影響。

(f) 在上市規則及第23(a)及(b)段適用條文之規限下，董事局可因恩恤理由或任何其他理由，隨時酌情決定刪除、豁免或解除與承授人訂立之期權協議所定之條件、限制或規限。

(g) 經修訂計劃之條款及據此授出之期權，須符合上市規則不時生效之有關規定。

24. **計劃終止**

董事局可隨時通過決議案終止計劃。在這情況下，將不會於計劃終止後再授出任何期權，惟計劃之條文在其他各方面將仍十足效力及效用。所有於計劃終止前授出但於終止當日尚未獲行使之期權，將仍然有效。

25. **法律**

計劃及按此授出之所有期權，均受到香港法例所監管。

乙. 股份期權計劃資料

恒隆地產有限公司(「恒隆地產」)建議待股東將於二零零二年十一月二十二日舉行之股東週年大會上批准後，方採納計劃。

於二零零二年九月二十七日，本公司持有1,764,118,570股恒隆地產股份，相當於恒隆地產之已發行股本61.1%。由於本公司為恒隆地產之控股公司，故根據上市規則第17.04(1)條規定，恒隆地產將採納之計劃，亦須經本公司之股東批准。因此，本公司將於二零零二年十一月二十二日舉行之應屆股東週年大會上，將提呈一項普通決議案，以批准恒隆地產將採納之計劃。

計劃之詳細條款，可由本通告日期起至本公司應屆股東週年大會日期(包括該日)止，於本公司之註冊辦事處(地址為香港德輔道中四號渣打銀行大廈二十八樓)及於該股東週年大會上查閱。

出期權，倘會導致該名人士在截至董事局會議建議進一步授出期權之日(包括當日)止十二個月內，因根據計劃及本公司任何其他計劃已授出或將授出之期權(包括已行使、已註銷及尚未行使之期權)悉數行使而發行及將予發行之股份，(a)合共超過本公司已發行股本百分之零點一；及(b)根據股份在董事局舉行會議建議進一步授出期權當日之收市價計算，總值超過港幣5,000,000元者，均不得授出。在該股東大會上，向主要股東或獨立非執行董事或任何彼等各自之聯繫人授出期權之事宜，須得到本公司股東批准，方可進行，而本公司所有關連人士必須放棄投票；惟若任何關連人士已知會本公司其有意投票反對該項決議案，且此一意願已於致股東之有關通函內述明，則屬例外。

只要上市規則有所規定，更改已授予承授人(其為主要股東或獨立非執行董事或任何彼等各自之聯繫人)之期權條款，必須事先經股東於股東大會上，以普通決議案批准。

22. **股本架構重組之影響**

若有任何期權仍屬可行使，而本公司之股本架構發生變動，不論該等變動為發行紅股、供股、股份合併或拆細、削減股本，均須對下列各項作相應修訂(如有)：尚未行使期權所涉及之股份數目及／或面值；尚未行使期權之認購價，及／或計劃涉及之股份數目上限，並須獲核數師向董事局發出書面證明，指彼等認為該等變動乃屬公平合理(惟發行紅股毋須作如此證明之情況例外)。然而，(a)任何這類調整均須以承授人行使任何期權而可予發行之已發行股份，與發生上述事件前維持相同比例為基準，及(b)任何這類調整均不得使股份以低於其面值發行。發行證券作為交易之代價，不得視為須進行有關修訂之情況。

若本公司之股本架構有任何變動，則本公司須於接獲承授人行使其期權之通知後，知會該承授人有關變動事宜，並須知會該承授人，指將按本公司接獲核數師就此而發出之證明進行有關修訂，或若尚未取得有關證明書，則將事實告知該承授人，並指示核數師盡快發出有關證明書。

23. **計劃改動**

(a) 董事局可不時修訂計劃條文，惟(事先經股東在股東大會上通過普通決議案批准則除外)不得為承授人或準承授人利益而改動計劃，亦不得就下列各項而改動計劃：(i)計劃之目的；(ii)合資格參與者及釐定彼等是否合符資格之基準；或(iii)第4(d)、5、6、7、8、9、10、18、19、20(a)至20(e)、22、24段及此段(第23段)之條款。

(b) 授權限額

在第20(c)及(d)段之條文之規限下，因行使按計劃及任何其他計劃授出之所有期權(就此而言，不包括根據計劃及任何其他計劃之條款而已作廢之期權)而可能予以發行之股份總數，不得超出於採納計劃當日已發行股份之百分之十，即288,933,390股股份(「授權限額」)。

(c) 重訂授權限額

在上文第20(a)分段所列限額之規限下，本公司可不時由股東通過普通決議案重訂授權限額。然而，經重訂限額後，根據計劃及本公司所有其他計劃授出之期權在悉數行使時可予發行之股份總數，不得超過有關決議案當日已發行股份之百分之十。先前根據計劃及其他計劃授出之期權(包括尚未行使、已註銷、已按計劃及其他計劃已行使或作廢之期權)，在計算經重訂限額時將不會計算在內。

(d) 向特別指定合資格參與者授出期權

本公司可在股東大會上尋求股東另行批准授出超過授權限額之期權，惟超過限額之期權僅可授予本公司於尋求有關批准前特別指定之合資格參與者。就批准進一步授出有關期權而言，批授日期應被視為董事局會議之日期。

(e) 各合資格參與者之限額

除非股東根據上市規則在股東大會上批准普通決議案，否則因行使授予合資格參與者之期權而已發行及將予發行之股份總數，不得超過任何十二個月期間內已發行股份之百分之一。若股東於股東大會上批准有關授予合資格參與者超過該限額之期權之普通決議案，就批准進一步批授期權而言，批授日期應被視為董事局會議之日期。

(f) 調整股份數目上限

若本公司股本架構有任何變動，則股份數目上限應按核數師書面證實為適當之方式，透過發行紅股、供股、將本公司股本合併、拆細或削減，予以調整。

21. **向關連人士(定義見上市規則)授出期權**

只要上市規則有所規定，凡向本公司董事、行政總裁、主要股東或彼等各自之任何聯繫人授出期權，均須經本公司獨立非執行董事(不包括建議批授期權對象之獨立非執行董事)批准。只要上市規則有所規定，除已向本公司股東發出通函並且獲股東在股東大會上特別批准外，凡向本公司任何主要股東或獨立非執行董事或彼等各自之聯繫人授

後，所有期權除非於先前已根據計劃獲行使，否則將全部作廢。本公司可要求承授人(或其遺產代理人)轉讓或以其他方式處理在該等情況行使期權而予以發行之股份，務求令承授人之處境與假設該等股份受到有關妥協或安排影響之處境大致相同。

17. **本公司自願清盤時之權利**

倘若本公司向股東發出通告召開股東大會，以考慮及酌情通過有關本公司自願清盤之決議案，本公司須於其向各股東寄發有關通知當日或之後盡快向所有承授人發出有關通知(連同一份有關本段條文存在之通知)，而各承授人(或其遺產代理人)有權最遲於建議召開之股東大會舉行前七個營業日，向本公司發出書面通知，連同該項通知所涉及之股份總認購價之全數款項，藉以就所授出之期權所涉及之部份或全部股份行使其期權(以未行使者為限)，而本公司須盡快(無論如何不得遲於緊接上述建議召開之股東大會舉行日期前之營業日)配發有關之入賬列作繳足股份予承授人。倘該決議案獲通過，一切期權除非於先前根據計劃已獲行使，否則全部作廢。

18. **期權失效**

在董事局按照第4及8段酌情延長根據期權必須認購股份之期限之規限下，於下列期間(以最早發生者為準)期權將自動失效及不得行使：(a)有權認購股份之期限屆滿時；(b)第11、12、13、15、16或17段所述導致作廢之情況之日期或事件、或任何期間屆滿時；及(c)董事局證明第9段遭違反之日，包括承授人於該期權就第三者設立權益所訂立之任何協議。

19. **註銷期權**

在取得合資格參與者批准後，本公司可根據計劃條款將已授出但未獲行使及仍然有效之期權註銷。倘本公司註銷期權及發行新期權予同一承授人，本公司只可根據尚有未發行期權(不包括已註銷期權)之計劃按第20(a)至(f)段所載之限額發行該等新期權。

20. **可供認購之最高股份數目**

(a) 最高限額

在上市規則之規限下，根據計劃及本公司任何其他計劃授出及尚未行使之期權，在悉數行使時可予發行之股份數目上限，不得超過不時已發行股份之百分之三十。本公司不得根據計劃或其任何其他計劃授出任何會導致超出該限額之期權。

倘承授人於獲授期權之日，因其屬於(d)、(e)、(f)或(g)段所界定之「合資格參與者」，而該承授人現時已不再符合有關資格，或其或如該段所述其為董事或僱員之公司在授出該期權後違反承授人或該公司與本集團有關成員公司訂立之合約，則其尚未行使之期權在董事決定發生該等事件之日，將會自動失效，及不可行使。

14. **由於本集團成員公司獨立上市或出售，或出售本集團成員公司業務等原因而終止參與資格後之權利**

倘董事局認為，由於本集團成員公司獨立上市或出售，或出售本集團成員公司業務等原因，承授人應不再被視為合資格參與者，或倘本公司或本集團另一成員公司重組或與另一公司合併(下文第15及16段不適用)，則董事局可酌情：(a)於收購、繼續存在或新上市公司內，授出與期權等同之公平價值之代替期權或股份購買權而作出其認為適當之安排；(b)與承授人達致其認為適當之安排，包括向承授人(或其遺產代理人)支付相等於可予行使之期權之公平價值之現金補償；(c)豁免尚未行使期權之任何授予期權之條款；或(d)准許期權根據其原本條款繼續有效。

15. **獲提出收購時之權利**

倘若所有股份持有人(或除卻收購人及／或由收購人控制之任何人士及／或與收購人聯合行動或一致行動之人士以外之所有人士)獲以收購方式提出全面收購建議，而該項收購建議在各方面成為或宣佈為無條件，則承授人(或其遺產代理人)有權於其後二十八日內(或由董事局認為使承授人可按股份持有人之類似基準參與收購建議之較長期限)書面通知本公司就所授出期權所涉及之部份或全部股份行使期權(以未行使者為限)，惟倘期權於上述期間未獲行使將告作廢。

16. **妥協或安排時之權利**

倘本公司與其股東或債權人之間，就本公司與任何其他公司之合併而建議作出妥協或安排，則本公司須於向本公司股東或債權人發出通告召開考慮有關妥協或安排之大會之同日，向承授人發出有關通知。該名承授人(或其遺產代理人)有權於該日起計兩個曆月內或由該日起至法院准許該項妥協或安排當日為止(取較短之期間)，就所授出之期權所涉及之部份或全部股份行使其期權(以未行使者為限)，惟上述之期權行使事宜，須待該等妥協或安排獲法院准許並且生效，方可進行。而在該等妥協或安排生效

8. **期權有效期**

期權涉及之股份之有效認購期限由董事局在授出期權時全權決定，但該期間不得超過上市規則許可之任何最長期限，目前為有關期權授出之日起計十年。

9. **權利屬承授人個人享有**

期權屬承授人個人享有，不得出讓或轉讓。

10. **股份之地位**

行使期權而獲配發及發行之股份，須受本公司不時有效之組織章程細則之所有條文約束，並將會與配發當日已發行繳足股份享有同等地位，或(如本公司在該日暫停辦理股份過戶登記手續)與股東名冊重新辦理登記之首日之現有已發行繳足股份在各方面享有同等地位。

11. **身故、患病、受傷或殘疾後之權利**

倘若承授人身故，其遺產代理人可於十二個月期間內行使期權(以身故當日可予行使者為限)，否則期權將告作廢。

倘承授人因患病、受傷或殘疾而不再為合資格參與者，其本人或遺產代理人可於六個月期間內行使期權(以終止合資格當日可予行使者為限)，否則期權將告作廢。

12. **因其他原因終止合資格參與者身份時之權益**

倘承授人因第11、13或14段所述情況以外之情況而不再為合資格參與者，則除非承授人之期權協議另有規定，否則承授人可由終止其合資格參與者身份之日起三個月(或董事局決定之較長期間)內，行使其期權(以終止當日可予行使者為限)，惟於期權協議所載之期權有效年期屆滿後不得行使。倘於指定時間內期權不獲行使，期權將告作廢。就此而言，任何合約或委任之屆滿至其於三十日內重續之期間概不得視為終止合約。

13. **因嚴重失職、違反合約、破產、無償債能力等而終止參與資格**

倘承授人為僱員，但因終止僱用而不再為合資格參與者，而終止僱用之原因(包括嚴重失職、破產或與債權人訂立償債安排或妥協、或被裁定涉及誠信或誠實之任何刑事罪行等)致使僱主可根據承授人之僱傭合約或其他協議之條款在毋須通知之情況下終止其僱用，則該承授人獲授之期權亦即時作廢。

倘發生與承授人(非僱員)有關之任何事件，而如果該人士為僱員，本公司應該有權如上文所述毋須通知而終止其僱用，則該承授人獲授之期權亦即時作廢。

4. **行政管理**

董事局負責管理計劃，並可酌情及基於其認為有關之因素決定以下事宜：

(a) 向其不時揀選之合資格參與者授出期權；

(b) 決定何時授出期權；

(c) 決定每份期權所涉及之股份數目；

(d) 決定每份期權之條款和條件；

(e) 批准載列特定期權授出條款之期權協議之格式；

(f) 詮釋及解釋計劃及期權之條款及條件；

(g) 規定、修訂及廢除有關計劃之規則和規例；及

(h) 在計劃之其他條文規定下，有權修改任何期權協議之條款及條件，包括延長根據期權認購股份之期限(受下文第8段規限)以及豁免或修訂(全部或部份)規限期權之任何條件。

5. **授出期權**

根據計劃之條款、上市規則及一切適用法律及其他規例並在其規限下，董事局有權於本公司採納計劃日期起計十年內，隨時向任何由董事局全權揀選之合資格參與者提出批授期權。

6. **接納授出期權**

接納授出期權應付之代價為董事局可全權酌情釐定之款項。於承授人正式簽署期權協議之複本，連同繳付予本公司作為授出期權之代價交到本公司在期權協議上訂明之地點，期權將被視為已獲接納。該等代價均不予退還。於接納期權時，有關之期權(若干例外情況除外)須被視為於提出當日授出。

7. **認購價**

行使期權應付之認購價須為董事局在授出有關期權時全權釐定之價格，可根據期權將予行使之各個期間釐定為不同價格，惟該認購價不得低於下列各項中之較高者：(a)於授出日期聯交所發出之每日報表所列股份在聯交所之收市價；(b)在緊接授出日期前五個營業日聯交所發出之每日報表所列股份在聯交所之平均收市價；及(c)股份之面值。

「僱員」	指	本集團任何成員公司之任何執行董事或僱員，或接納本集團任何成員公司僱用(及正待到任)之任何人士(上述各情況包括全職及兼職僱員)；
「承授人」	指	根據計劃之條款接納授予之合資格參與者，或該名合資格參與者之遺產代理人；
「本集團」	指	本公司及其控股公司及附屬公司，及該等控股公司之附屬公司；
「上市規則」	指	聯交所證券上市規則(以經修訂者為準)；
「期權」	指	根據計劃授出可認購股份之期權；
「遺產代理人」	指	根據適用於承授人身故後承繼事宜之法例，有權行使有關承授人獲授之期權之人士或該等人士；
「計劃」	指	本概要所述之股份期權計劃(指其現有或任何經修訂形式)；
「調配人」	指	調配為本集團任何成員公司工作之人士；

1. **目的**

計劃旨在讓本公司向經揀選之參與者授出期權，作為鼓勵或獎勵彼等為本集團作出之貢獻。

2. **合資格人士**

根據計劃之條款及上市規則之規定並在其規限下，董事局可向由其全權揀選之任何合資格參與者授出期權。

3. **控股公司之股東或獨立非執行董事批准**

只要上市規則有所規定及本公司任何控股公司之股份仍在聯交所上市，則計劃內任何規定須獲得本公司股東或獨立非執行董事批准之條文，須詮釋為同時須獲得該控股公司之股東或獨立非執行董事(視情況而定)批准。

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本文件按照上市規則，載列有關本公司之資料詳情。各董事願就本文件所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本文件並無遺漏其他事項，導致本文件所載任何聲明有誤導成份。

恒隆地產有限公司
之股份期權計劃主要條款
之概要及其他資料

甲. 恒隆地產有限公司之股份期權計劃主要條款之概要

以下為將於股東週年大會上提呈以供批准之恒隆地產有限公司(於本概要內稱為「本公司」)之股份期權計劃(「計劃」)之主要條款之概要：

在計劃內，下列詞彙之涵義如下：

「合資格參與者」 指 任何：

(a) 僱員；

(b) 本集團任何成員公司之非執行董事及任何獨立非執行董事或任何行政人員；

(c) 調配人員；

(d) 本集團任何成員公司之業務夥伴、代理、顧問或代表；

(e) 本集團任何成員公司之貨物或服務供應商，或任何該等供應商之任何董事或僱員；

(f) 本集團任何成員公司之客戶或任何該等客戶之董事或僱員；

(g) 向本集團任何成員公司提供研究、開發或其他技術支援或任何諮詢、顧問、專業或其他服務之人士或機構，或任何該等機構之董事或僱員；

註冊辦事處：
香港
德輔道中四號
二十八樓

附註：

一、 凡有權出席股東週年大會及於會上投票之股東，可委派一位或多位代表出席，並於表決時代為投票；代表人毋須為本公司股東。所有代表委任書須於開會前或其任何延會前最少四十八小時送抵本公司註冊辦事處，地址為香港德輔道中四號二十八樓，方為有效。

二、 本公司將於二零零二年十一月十三日（星期三）至二零零二年十一月十五日（星期五）（首尾兩天包括在內）暫停辦理股票過戶登記手續。如欲享有建議之末期股息，須於二零零二年十一月十二日（星期二）下午四時前將所有過戶文件連同有關股票送交本公司股票過戶及登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十七樓，辦理過戶手續。

三、 有關上述第五A項決議案是向股東徵求批准給予董事全面授權以購回股份。

四、 有關上述第五B項之決議案，董事特此闡明本公司目前並無計劃發行任何新股。是項全面授權乃遵照香港聯合交易所有限公司證券上市規則而向股東徵求批准。

五、 有關上述第五C項決議案是向股東徵求批准擴大董事所獲有關發行股份之全面授權，將根據第五A項決議案所授權力而購回之股份數目加入其內。

六、 上文第六項決議案所指恒隆地產有限公司之股份期權計劃主要條款之概要隨附於本通告。

七、 就上文第七項決議案而言，將會向股東尋求批准修訂組織章程細則，以准許本公司可受惠於新法例，能夠向股東提供選擇收取財務摘要報告以代替本公司之財務文件，以及可選擇放棄收取財務摘要報告或本公司之財務文件或任何其他公司文件之印製本，而選擇依賴閱覽本公司電腦網絡上刊登之該等文件之版本，並容許本公司以英文或中文發出該等公司文件。

(D) 在妥善遵守公司條例、一切適用法律、規則及規例（包括但不限於香港聯合交易所有限公司不時制定之規則），並須取得其規限下之一切同意（如有）之情況下，按規定須寄發根據本章程細則第(B)段所述之本公司之財務文件或根據本章程細則第(C)段所述之財務摘要報告，通過於本公司電腦網絡或任何其他獲准許方式（包括以任何電子通訊形式發出）刊發該等財務文件或財務摘要報告（視乎情況而定），以代替寄發該等文件之印製本，將被視為已對該等人士履行上述規定，惟須得該等人士同意或按適用法律、規則及規例被視為已同意以該等方式刊發或接收該等文件，作為經已履行本公司須向其寄發該等文件之責任。」；

C. 於章程細則第171條第六行「中文報章」等詞之後加入以下一段：

「或就根據章程細則第167條(D)段刊發本公司財務文件或財務摘要報告（視乎情況而定）而言，透過將其刊登於本公司之電腦網絡上，並向該條文(D)段所指之人士發出通告，述明現可到本公司之電腦網絡閱覽財務文件或財務摘要報告（「刊登通告」）。刊登通告可通過刊登於本公司之電腦網絡或電子通訊或本章程細則所列之任何一種方式，向股東發出通知。」；

D. 於章程細則第171條第六行「如為股份之聯名持有人，所有通告」等詞後加入「或該等文件」一詞；

E. 按下文所述修訂章程細則第173條：

(a) 於章程細則第173條第一行「任何通告」等詞之後加入「或文件」一詞；及

(b) 於章程細則第173條句末加入以下一段：

「以電子通訊方式發出之任何通告或文件，將被視為已於本公司或其代理人之伺服器或其他傳送裝置當日發出。於本公司之電腦網絡刊登之文件，須被視為本公司於向股東發出刊登通告翌日發出。於本公司之電腦網絡上刊登之刊登通告，須被視為於上載至本公司電腦網絡上當日向股東發出。」；

F. 於章程細則第176條第一行「任何股東之登記地址」等詞之後加入「或以獲准許之任何方式發出及」等詞；及

G. 緊隨現有之章程細則第177條後加入以下之新章程細則第177A條：

「任何通告或文件（包括有關之財務文件或財務摘要報告）可以英文或中文（或中英雙語）向股東發出，惟須妥善遵守一切適用法律、規則及規例（包括但不限於香港聯合交易所有限公司不時制定之規則）。」」

八、其他事項。

承董事局命
秘書
程式榮
謹啟

香港，二零零二年十月八日

C. 「**動議**授權本公司董事行使依照本大會通告中第五B項決議案之(a)段所賦予之權力，用於該決議案之(c)段中第(bb)段內有關本公司股本之事項。」

六、「**動議**待本公司之附屬公司恒隆地產有限公司（其股份在香港聯合交易所有限公司主板上市）之股東於恒隆地產有限公司股東週年大會上批准該公司之股份期權計劃（股份期權計劃之主要條款載於連同此通告寄予股東之概要內，而載列股份期權計劃所有條款並註有「A」字式樣之文件已呈交大會，並由大會主席簽署，以資識別（「股份期權計劃」））；以及待香港聯合交易所有限公司批准因行使根據股份期權計劃授出之任何股份期權而須予發行之股份上市及買賣後，批准股份期權計劃成為恒隆地產有限公司之股份期權計劃，而恒隆地產有限公司之董事局或其正式委任之任何委員會獲得授權根據股份期權計劃授出股份期權、根據股份期權計劃配發及發行股份，以及採取其認為實施股份期權計劃而言屬必需或合適之行動及就任何相關事項投票，不論彼等或任何一人是否於其中擁有權益。」

考慮並酌情通過下列決議案為特別決議案：

七、「**動議**如下文所述修訂本公司之組織章程細則：

A. 如下文所述之方式修訂章程細則第2條：

(a) 於「「書面」或「印刷」」之釋義內「非短暫形式」一詞後面加入「（包括電子通訊）」一詞；及

(b) 於「報章」之釋義後加入以下之新釋義：

「地址」具備一般所賦予之含義，並包含任何傳真號碼、電子號碼或用作該等用途之電子地址；

「通訊」包含聲音或影像或兩者俱備之通訊形式；

「電子通訊」指透過電訊系統（具備香港法例第106章電訊條例所賦予之涵義）或以任何其他電子方式傳達之通訊（不論是由一名人士傳送至另一人、由一種工具／裝置傳送至另一種，或由一名人士傳送或接收至一種工具／裝置）；

B. 於章程細則第167(B)條句末加入下文：

「(C) 在妥善遵守公司條例、一切適用法律、規則及規例（包括但不限於香港聯合交易所有限公司不時制定之規則），並須取得其規限下之一切同意（如有）之情況下，按規定須於本公司股東週年大會舉行前寄發根據本章程細則第(B)段所述之本公司之財務文件，通過向該等人士寄發一份取材自該等財務文件之財務摘要報告，以代替寄發財務文件全文，將被視為已對該等人士履行上述規定，而財務摘要報告須按一切適用法律、規則及規例所定之形式編製及載列規定提供之資料。

(iii) 本公司股東在股東大會上以普通決議案撤銷或更改根據本決議案所賦予之權力。」

B. 「**動議：**

(a) 在下文(c)段之規限下及根據公司條例第57B段，全面及無條件批准本公司董事於有關期間內（定義見本大會通告中第五A(c)項決議案）行使本公司之一切權力配發、發行及處理本公司之額外股份，及配發、發行或授予可轉換本公司股份之可換股證券，或股份期權或認股權證或類似權利認購任何該等股份或該等可換股證券，以及作出或授予可能引致須行使該項權力之售股建議、協議及股份期權；

(b) 根據上文(a)段之批准，本公司董事可於有關期間內配發、發行或授予可轉換本公司股份之可換股證券，以及作出或授予可能須於有關期間屆滿後始行使該項權力之售股建議、協議及股份期權；

(c) 本公司董事可根據上文(a)段之批准配發或在有條件或無條件情況下同意配發（不論是否根據一項股份期權而配發者）之股本面值總額，除按照(i)供股（定義見下文）、(ii)根據本公司發行之任何認股權證之條款，或可轉換本公司股份之任何證券而行使之認購權或換股權、(iii)當時已採納之任何股份期權計劃或類似安排而授予或發行本公司股份或認購權予本公司及／或其任何附屬公司之行政人員及／或僱員，或(iv)根據本公司組織章程細則任何以股份代替股息形式或類似安排而配發代替全部或部份股息之股份外，將不得超過以下各項之總和：(aa)於此項決議案通過日期之本公司已發行股本面值總額百分之二十、及(bb)如董事根據本公司股東之另一項普通決議案（即本大會通告中第五C項決議案）所授權，於此項決議案通過後所購回之本公司股本面值額最多為於此項決議案通過日期之已發行股本面值總額百分之十，而上文之批准亦須受此限制；及

(d) 就本決議案而言：

「供股」指由本公司董事向於一指定記錄日期登記在股東名冊上之本公司股份或其中任何類別之股份持有人，根據其當時所持有該等股份或其中任何類別之股份按比例發出配售股份或其他證券之建議，於一指定之期限內有效者（惟本公司董事可就零碎股份，或因香港以外任何地區之法例或任何認可監管機構或證券交易所之規定所限，而作出其認為必須或權宜之例外處理方式或其他安排）。」

恒隆集團有限公司
HANG LUNG GROUP LIMITED

股東週年大會通告

茲通告本公司訂於二零零二年十一月二十二日(星期五)上午十時三十分假座香港中環德輔道中四號渣打銀行大廈二十八樓召開股東週年大會，討論下列事項：

一、省覽截至二零零二年六月三十日止年度之財務報表及董事局與核數師報告。

二、宣布派發末期股息。

三、重選董事並授權董事局釐定董事袍金。

四、重聘核數師及授權董事釐定其酬金。

作為特別事項：

考慮並酌情通過下列決議案為普通決議案：

五、A. 「**動議：**

(a) 在下文(b)段之規限下，全面及無條件批准本公司董事於有關期間內(定義見下文)行使本公司之一切權力購回本公司股份；

(b) 根據上文(a)段之批准，本公司於香港聯合交易所有限公司，或於證券及期貨事務監察委員會以及香港聯合交易所有限公司根據香港股份購回守則所承認之任何其他證券交易所，可購回之本公司股份面值總額將不得超過本公司於此項決議案通過日期之已發行股本面值總額百分之十，而上文之批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」指由本決議案通過時起至下列三者中之較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按法律規定召開下屆股東週年大會之期間屆滿時；及

Our Ref: SO-240-2002/HLGL

18th October, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Hang Lung Group Limited
Annual Report

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

COPY

HKE 香港交易所

28 October 2002

Hang Lung Group Limited
28/F
Standard Chartered Bank Bldg.
4 Des Voeux Road Central
Hong Kong

BY FAX & MAIL
28686760

Attn: Mr. Robin Ching

Dear Mr. Ching,

Hang Lung Group Limited (the "Company")

Based on the result announcement summary form dated 28 August 2002 of the Company, the following information has been announced: -

Entitlement : Fin Div $0.32 per share.

Book closing dates : 13/11/2002 to 15/11/2002, both dates inclusive.

Kindly confirm that there is no subsequent alteration to the above information since the date of announcement by signing and returning a copy of this letter at **Fax No. 2877 6987** to us as soon as possible. The above information will be used for our calculation of the ex-price in the AMS/3 trading system.

Thank you for your co-operation.

Yours sincerely,
For Hong Kong Exchanges and
Clearing Limited

Eric Lam
Officer
E-Business & Information Services

For and on behalf of
HANG LUNG GROUP LIMITED
恒隆集團有限公司

Secretary

Authorized Representative
Name: Robin S.W. Ching
Date: 28th October, 2002

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st October, 2002

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 1st November, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : √ 2. Preference shares :

3. Other classes of shares : please specify :

4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ( )	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,323,812,242		
Increase/(Decrease) during the month	87,000		
Balance at close of the month :	1,323,899,242		

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ____ 2.______ Exercise price: HK$ ____	Per	attached				87,000
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price: HK$* ____ 2.______ *Subscription price: HK$* ____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				Nil
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/(~~decreased~~) during the month:					87,000 ============

Remarks : ______________________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	10,650,000	Nil	87,000	Nil	10,563,000	87,000
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	390,000	Nil	Nil	Nil	390,000	Nil
- Exercise price: HK$6.87	350,000	Nil	Nil	Nil	350,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil

Form 表格 SC1

Return of Allotments
股份分配申報表

Companies Registry
公 司 註 冊 處

Company Number 公司編號: 6206

1 Company Name 公司名稱

HANG LUNG GROUP LIMITED
恒隆集團有限公司

2 Date(s) of Allotment 分配日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
31	10	2002	to 至	11	11	2002

3 Totals of this Allotment 此股份分配的總款額 : -

Nominal Amount Paid and Payable
已繳及應繳的總面額: HKD 325,000.00

Premium Amount Paid and Payable [(A) + (B)]
已繳及應繳的溢價總額 [(A) +(B)]: HKD 1,664,000.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配): HKD 1,324,137,242.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額 Paid 已繳付	Payable 應繳付	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
Ordinary	HKD	325,000	1.00	1.00	0.00	5.12	1,664,000.00

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Group Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLG0085
Deadline: 25/12/2002

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

20/11/2002 00445013
CR No. : -006206-
Sh. Form : SC1
08 $1,664.00

TOTAL(CHQ) $1,664.00

Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

6206

6 Shares Allotted for other than Cash 非現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
N/A						

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
MAK Yiu Ming, Lawrence 麥耀明 Property Manager	Flat B1, 1/F., Mount Trio Court, 1 Hok Yu Lane, Homantin, Kowloon	175,000		
NG Hak Lai, Rayman 吳克禮 Marketing Manager	10/F., Luk Kwok Centre, 72 Gloucester Road, Wanchai, Hong Kong	70,000		
	Total Shares Allotted by Class 各類股份分配總額			

To be continued...

Signed 簽名：

Name 姓名： Robin Sik Wing CHING Date 日期： 18th November, 2002

~~Director 董事~~／Secretary 秘書

Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

6206

Continuation Sheet (Sheet 1 of 1)
續頁 第 1 頁(共 1 頁)

7 Details of Allottees 獲分配股份者的詳情 (cont'd 續上頁)

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
WONG Miu Ling 王妙玲 Assistant Property Manager	Flat 1710, Block H, Kornhill, Quarry Bay, Hong Kong	80,000		
	Total Shares Allotted by Class 各類股份分配總額	325,000		

Ref. No.:

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

39

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME **HANG LUNG GROUP LIMITED** STOCK CODE **10**

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY **HK$** CLASS **ORDINARY** DESCRIPTION BY NOMINAL VALUE **HK$1.00**

(3) Identification of corporation making disclosure

FULL NAME **COLE LIMITED** BUSINESS REGISTRATION NO. **N/A**

ADDRESS OF REGISTERED OFFICE **33/37 ATHOL STREET, DOUGLAS, ISLE OF MAN**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG **N/A**

PLACE OF INCORPORATION **ISLE OF MAN** LISTED ON SEHK **NO**

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First) **HO TUEN YEE, BELINDA** CONTACT PHONE NO. **2576 6800**

(4) Information disclosed pursuant to Part II of the Ordinance. DAY MONTH YEAR

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. 20 11 2002

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s) 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☑ 7 ☐

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. **476,834,580**

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. **476,834,580**

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
BOLAND ENTERPRISES LIMITED	**PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS**	**44,800,000**
KINGSWICK INVESTMENT LIMITED	**PASEA ESTATE, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS.**	**93,000,000**

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
COLE LIMITED	**N/A**	**33/37 ATHOL STREET, DOUGLAS, ISLE OF MAN.**	**149,915,580**
HKSCC NOMINEES LIMITED	**N/A**	**1 QUEEN'S ROAD CENTRAL, HONG KONG.**	**158,119,000**
BOLAND ENTERPRISES LIMITED	**N/A**	**P.O. BOX 3149, ROAD TOWN, PASEA ESTATE, TORTOLA, BRITISH VIRGIN ISLANDS.**	**11,800,000**
KINGSWICK INVESTMENT LIMITED	**N/A**	**P.O. BOX 3149, ROAD TOWN, PASEA ESTATE, TORTOLA, BRITISH VIRGIN ISLANDS.**	**3,000,000**
UBS (HONG KONG) NOMINEES LTD.	**N/A**	**25/F., ONE EXCHANGE SQUARE, CENTRAL, HONG KONG.**	**18,000,000**
BTM NOMINEES (HK) LTD.	**N/A**	**1/F., FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG.**	**19,000,000**

CHEKIANG FIRST BANK (NOMINEES) LIMITED	**N/A**	**1/F., CHEKIANG FIRST BANK CENTRE, 1 DUDDELL STREET, CENTRAL, HONG KONG.**	**22,000,000**
HSBC NOMINEES (HONG KONG) LIMITED	**N/A**	**1 QUEEN'S ROAD CENTRAL, HONG KONG.**	**35,000,000**
HORSFORD NOMINEES LIMITED	**N/A**	**G.P.O. BOX 199, HONG KONG.**	**60,000,000**

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: **HO TUEN YEE, BELINDA** Position held at the company: **DIRECTOR**

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature] Date: **25** (Day) **11** (Month) **2002** (Year)

Company No. 6206

HANG LUNG GROUP LIMITED
恒隆集團有限公司

Resolution Passed on 22nd November, 2002

At the Annual General Meeting of the Company duly convened and held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 22nd November, 2002 at 10:30 a.m., the following Special Resolution was duly passed :-

"That the Articles of Association of the Company be and are hereby amended as follows:

A. by altering Article 2 in the following manner:

(a) inserting the words "(including an electronic communication)" after the words "non-transitory form" in the definition of ""writing" or "printing""; and

(b) inserting after the expression "newspaper" the following new expression:

"address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or electronic address used for such purposes;

"communication" shall include a communication comprising sounds or images or both;

"electronic communication" means a communication transmitted (whether from one person to another, from one device to another or from a person to a device or vice versa) by means of a telecommunications system (within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)) or by other means but while in an electronic form;

B. by adding the following at the end of Article 167(B):

"(C) Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong

Kong Limited from time to time, and to the obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents to be laid before the Company's annual general meeting referred to in paragraph (B) of this Article shall be deemed satisfied in relation to any person by sending to that person, a summary financial report derived from such financial documents, which shall be in the form and contain the information required by applicable laws, rules and regulations, in place of sending copies of the full financial documents.

(D) Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, and to the obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents referred to in paragraph (B) of this Article or a summary financial report referred to in paragraph (C) of this Article shall be deemed satisfied in relation to any person by publication of such financial documents or summary financial report, as the case may be, on the Company's computer network or in any other permitted manner (including sending by any form of electronic communication) in place of sending printed copies of such documents if that person has agreed or is deemed pursuant to applicable laws, rules and regulations to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send out to him a copy of such documents.";

C. by adding the following after the words "Chinese language newspaper" in the sixth line in Article 171:

"or in relation to the publication of the Company's financial documents or summary financial report, as the case may be, pursuant to paragraph (D) of Article 167, by placing it on the Company's computer network and giving to the persons referred to in the said paragraph (D) of Article 167 a notice stating that the financial documents or summary financial report is available at the Company's computer network ("a notice of availability"). The notice of availability may be given to members by placing it on the Company's computer network or by electronic communication or any of the means set out in this Article.";

Companies Registry
公 司 註 冊 處

Form 表格 AR1

Annual Return
周年申報表

Company Number 公司編號

6206

1 Company Name 公司名稱

HANG LUNG GROUP LIMITED
恒隆集團有限公司

2 Business Name 商業名稱

Nil

3 Type of Company 公司的類別

☐ Private 私人 ☑ Others 其他

4 Address of Registered Office 註冊辦事處地址

28th Floor, 4 Des Voeux Road Central, Hong Kong

5 Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
22	11	2002

which is 該日期爲

☑ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

(Nil)

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Group Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLG0086
Deadline: 03/01/2003

For 請勿

Your Receipt
Companies Registry
H.K.

29/11/2002 FF588306
CR No. : -006206-
Sh. Form : AR1L
27 $140.00
---------- --------------
TOTAL(CHQ) $140.00
==============

Third revision to Specification No. 1/97 (Amendment No. 1/2000)
指明編號第1/97號的第3期修訂 (修訂編號第1/2000號)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
22	11	2002

Annual Return (AR1)
周年申報表

Company Number 公司編號

6206

7 Share Capital 股本 (As at the date of this Return 截至本申報表日期)

Class of Shares 股份類別		Authorised Share Capital 法定股本 Total Nominal Value 總面值	Issued Share Capital 已發行股本 No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值 (不包括溢價)
Ordinary	HKD	2,000,000,000.00	1,324,137,242	1,324,137,242.00	1,324,137,242.00
Total 總值		HKD2,000,000,000.00	1,324,137,242	HKD1,324,137,242.00	HKD1,324,137,242.00

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
Ordinary	Allotment of 1,331,000 Ordinary shares of HKD1.00 each.

8 Past and Present Members 過去及現在的成員

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________ .
由遞交 ________ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ________ .
於申報表日期的成員數目是 ________ 人。

Date of Return 本申報表日期		
22	11	2002
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號: 6206

9 Secretary 秘書

Name 姓名

Surname 姓氏	Other names 名字
CHING 程	Robin Sik Wing 式榮

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 1006, Block 1, Heng Fa Chuen, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A875236(5)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

10 Directors 董事

1 Name 姓名

Surname 姓氏	Other names 名字
CHAN 陳	Gerald Lokchung 樂宗

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 170 Lake Avenue, Newton Centre, MA 02459 United States

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D698106(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Date of Return 本申報表日期

22	11	2002
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號

6206

10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

CHAN Ronnie Chichung 陳 啓宗

Surname 姓氏 | Other names 名字

N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

5A No. 14 Mt. Kellett, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

E290283(8)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

3 Name 姓名

CHEN Laura Lok Yee 陳 樂怡

Surname 姓氏 | Other names 名字

N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

5C, Sea Cliff Mansions, 19C Repulse Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

E238921(9)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

11 Registers 登記冊 Address where the company's registers are kept (if not the same address as in Section 4)
公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

Register 登記冊	Address 地址
Members	17/F., Hopewell Centre, 183 Queen's Road East, Hong Kong

12 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	07	2001	To 至	30	06	2002

13 Certificate 證明書

(a) I certify that the information given in this Return (including 3 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ______ 張續頁及 ______ 張附表）真確無訛。

* (b) ~~I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~
~~本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第29(1)(b)條，所超出的成員不包括在所計算的五十名額內。~~

* Only relevant to private companies. Delete if not applicable.
* 僅與私人公司有關。如不適用，請刪去。

Signed 簽名 :

(Name 姓名) : (Robin Sik Wing CHING) Date 日期 : 22nd November, 2002
~~Director 董事~~ / Secretary 秘書

Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return
周年申報表

Continuation Sheet B (Sheet 1 of 3)
續頁 B 第 1 頁 (共 3 頁)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
22	11	2002

Company Number 公司編號: 6206

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
CHENG 鄭	Hon Kwan 漢鈞

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 20 Broom Road, 2nd Floor, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A181391(1)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
HO 何	Wilfred Sai Leung 世良

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Flat A1, 27/F., Block A, Beverly Hill, 6 Broadwood Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A009887(9)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

Annual Return
周年申報表

Companies Registry
公 司 註 冊 處

Continuation Sheet B (Sheet 2 of 3)
續頁 B 第 2 頁 (共 3 頁)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
22	11	2002

Company Number 公司編號: 6206

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
IP 葉	Simon Sik On 錫安

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: House 8, 16th Street, Hong Lok Yuen, Tai Po, New Territories

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D356014(8)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
NG 吳	Terry Sze Yuen 士元

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Duplex Flat B, 17th &18th Floors Block II, Wing On Towers, Nos. 7 & 9 Boyce Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D635218(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

Annual Return
周年申報表

Continuation Sheet B (Sheet 3 of 3)
續頁 B 第 3 頁 (共 3 頁)

CR
Companies Registry
公 司 註 冊 處

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
22	11	2002

Company Number 公司編號: 6206

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
YIN 殷	Shang Shing 尙賢

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 10th Floor, Grand Plaza Apartments, Kornhill Road, Quarry Bay, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A079714(9)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
YUEN 袁	Nelson Wai Leung 偉良

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: House G, Jade Crest, 35G Shouson Hill Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E376028(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

Annual Return
周年申報表

Companies Registry
公 司 註 冊 處

Schedule 1 (Page 1 of 1)
附表一 第 1 頁 (共 1 頁)

Date of Return 本申報表日期

22	11	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 6206

Details of Members 成員詳情
(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 Ordinary

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註 1)	Transferred 轉讓 (Note 2 註 2)		
			Number 數目	Date 日期	
Please see attached CD.					
	Total 總數				

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。

Certified true copy
For and on behalf of
HANG LUNG GROUP LIMITED
恒隆集團有限公司

....
Secretary

HANG LUNG GROUP LIMITED

LIST OF SUBSIDIARIES

At 30th June, 2002

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Active Global Investments Limited	2	73.7	-	Dormant	Hong Kong
Akihiro Company Limited	2	100	100	Property development	Hong Kong
Allglobe Investments Ltd.	8	60.3	-	Investment holding	British Virgin Islands
Amoy International Treasury Limited	8	60.3	-	Financial services	British Virgin Islands
Amoy Properties Limited	2	100	100	Dormant	Hong Kong
Amoy Realty Company Limited	2	60.3	-	Dormant	Hong Kong
Antonis Limited	10,000	60.3	-	Property leasing	Hong Kong
AP City Limited	2	60.3	-	Property leasing	Hong Kong
AP Enterprises Limited	2	60.3	-	Dormant	Hong Kong
AP Glory Limited	2	60.3	-	Dormant	Hong Kong
AP International Limited	2	60.3	-	Dormant	Hong Kong
AP Jade Limited	2	60.3	-	Dormant	Hong Kong
AP Joy Limited	2	60.3	-	Property development	Hong Kong
AP Land Limited	2	60.3	-	Dormant	Hong Kong
AP Pearl Limited	2	60.3	-	Dormant	Hong Kong
Profit Limited	2	60.3	-	Dormant	Hong Kong
... Properties Limited	20	51.3	-	Property development	Hong Kong
AP Star Limited	2	60.3	-	Dormant	Hong Kong
AP Success Limited	2	60.3	-	Property leasing	Hong Kong
AP Treasury Limited	2	60.3	-	Dormant	Hong Kong
AP Universal Limited	2	60.3	-	Property leasing	Hong Kong
AP Win Limited	1,000,000	60.3	-	Property leasing	Hong Kong
AP World Limited	2	60.3	-	Property development	Hong Kong
APW Finance Limited	2	60.3	-	Financial services	Hong Kong
Asmo Limited	2	100	100	Investment holding	Hong Kong
Atlas Limited	8	100	100	Investment holding	British Virgin Islands
Aytat Enterprises Limited	400	60.3	-	Dormant	Hong Kong
Bardory Limited	2	100	100	Financial services	Hong Kong
Bawood Investments Limited	8	60.3	-	Investment holding	British Virgin Islands
Bayliner Investment Ltd.	8	100	100	Investment holding	British Virgin Islands
Believecity Limited	2	100	-	Investment holding and securities trading	Hong Kong
Boland Housing Limited	4,000,200	60.3	-	Investment holding	Hong Kong
Bonhope Limited	8	100	-	Investment holding	British Virgin Islands
Bonna Estates Company Limited	1,000,000	60.3	-	Property leasing	Hong Kong
Brilliant Field Enterprises Limited	8	60.3	-	Investment holding	British Virgin Islands
Cactus Company Limited	8	60.3	-	Investment holding	British Virgin Islands
Caddo Enterprises, Limited	4,000,000	60.3	-	Property leasing	Hong Kong
Carmana Limited	2	60.3	-	Property leasing	Hong Kong
...annel Developments Inc.	8	60.3	-	Investment holding	British Virgin Islands
...t Room Café Limited	2	100	-	Dormant	Hong Kong
Chat Room Group Limited	2	100	-	Dormant	Hong Kong
Cheshire Limited	8	60.3	-	Dormant	British Virgin Islands
Chi Pan Company, Limited	2	60.3	-	Dormant	Hong Kong
Cititop Limited	2	60.3	-	Property development	Hong Kong
CityWest Holdings Pty. Ltd.	AUS$121,898,166	100	-	Dormant	Australia
Claris Limited	8	100	-	Investment holding	British Virgin Islands
Cleeton Investments Limited	8	60.3	-	Investment holding	British Virgin Islands
Cokage Limited	2	100	100	Investment holding	Hong Kong
Country Bond Development Limited				Investment holding	Hong Kong
'A' Shares	990	58.2	-		
'B' Share	1	60.3	-		
Country First Enterprises Limited	2	100	-	Investment holding	Hong Kong
Country Link Enterprises Limited	10,000	42.1	-	Investment holding	Hong Kong
Crest Incorporated	16	100	-	Investment holding	British Virgin Islands
Crisp Holdings Limited	8	60.3	-	Investment holding	British Virgin Islands
Curicao Company Limited	2	100	-	Investment holding	Hong Kong
Dino Investments LLC	US$28,620,000	52.6	-	Securities trading	United States
Dokay Limited	2	60.3	-	Property leasing	Hong Kong
Double Merit Investments Limited	8	60.3	-	Investment holding	British Virgin Islands
Dynamia Company Limited	2	100	100	Property development	Hong Kong
Easegood Enterprises Limited	2	60.3	-	Investment holding	Hong Kong
Ease Smart Development Limited				Investment holding	Hong Kong
'A' Share	1	100	-		
'B' Share	1	60.3	-		
Elfhony France SAS	Euro 38,200	80	-	Investment	France

HANG LUNG GROUP LIMITED

Certified true copy
For and on behalf of
HANG LUNG GROUP LIMITED
恒隆集團有限公司

....
Secretary

LIST OF SUBSIDIARIES

At 30th June, 2002

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Elfhony-Servicos De Consultoria Financeira LDA	Euro 1,000,000	80	-	Establish chain of boutique hotels	Portugal
Eltop Limited	8	100	-	Investment holding	British Virgin Islands
Emver Limited	8	60.3	-	Investment holding	British Virgin Islands
Enco Investment Limited	8	100	-	Investment holding	British Virgin Islands
Energetic Limited	8	60.3	-	Investment holding	British Virgin Islands
Enormous Joy Limited	8	60.3	-	Dormant	British Virgin Islands
Ever Brilliant Investment Limited	2	100	100	Investment holding	Hong Kong
Everglow Company Limited	8	60.3	-	Investment holding	British Virgin Islands
Fairwick Limited	2	60.3	-	Dormant	Hong Kong
Famex Limited	8	60.3	-	Investment holding	British Virgin Islands
Filders Limited	8	60.3	-	Investment holding	British Virgin Islands
Floret Investments Limited	8	73.7	-	Investment holding	British Virgin Islands
Folabs Limited	2	100	-	Property leasing	Hong Kong
Forward One Limited	8	100	-	Investment holding	British Virgin Islands
ward Two Limited	8	100	-	Investment holding	British Virgin Islands
.. Yik Company Limited	3	60.3	-	Property leasing	Hong Kong
Gala Ruby Limited	2	60.3	-	Investment holding	Hong Kong
Garden Terrace (Blocks 2 & 3) Management Company Limited	2	60.3	-	Dormant	Hong Kong
Geraldton Investment Limited	8	60.3	-	Investment holding	British Virgin Islands
Glory View Properties Limited	2	100	100	Property leasing	Hong Kong
Good Force Limited	8	100	-	Investment holding	British Virgin Islands
Good Wish Investments Limited	8	100	-	Investment holding	British Virgin Islands
Gotaview Limited	2	100	100	Dormant	Hong Kong
Gowily Limited	2	60.3	-	Property leasing	Hong Kong
Grand Centre Limited	4	60.3	-	Property leasing	Hong Kong
Grand Group Limited	2	73.7	-	Holding of restaurant licence	Hong Kong
Grand Hotel Group Limited	10,200	73.7	-	Hotel operating and management	Hong Kong
Grand Hotel Holdings Limited				Investment holding	Hong Kong
'A' Shares	62,163,123	74.1	-		
'B' Shares	6,000,000	69.6	-		
Grand Hotel Treasury Limited	2	73.7	-	Financial services	Hong Kong
Grand Hotel Treasury Services Limited	2	73.7	-	Dormant	Hong Kong
Grand Suite Tower Limited	200	73.7	-	Operations of service apartments	Hong Kong
Great Cheer Development Limited	2	100	100	Property development	Hong Kong
~eat State Development Limited	8	100	-	Dormant	British Virgin Islands
ycon Limited	8	60.3	-	Investment holding	British Virgin Islands
Hang Chui Company Limited	2	60.3	-	Property leasing	Hong Kong
Hang Chun Company Limited	2	100	-	Investment holding	Hong Kong
Hang Ease Company Limited	10,000	60.3	-	Dormant	Hong Kong
Hang Far Company Limited	2	100	100	Investment holding	Hong Kong
Hang Fine Company Limited	200	60.3	-	Property leasing	Hong Kong
Hang Kong Company Limited	2	100	-	Dormant	Hong Kong
Hang Kwok Company Limited	10,000	60.3	-	Property leasing	Hong Kong
Hang Lee Company Limited	2	100	-	Investment holding	Hong Kong
Hang Lick Company Limited	10,000	60.3	-	Property leasing	Hong Kong
Hang Lung (Administration) Limited	10,000	100	100	Management services	Hong Kong
Hang Lung (Beijing) Properties Limited	2	100	100	Dormant	Hong Kong
Hang Lung (Car Park Management) Limited	10,000	60.3	-	Dormant	Hong Kong
Hang Lung (Catering Services) Limited	2	100	100	Dormant	Hong Kong
Hang Lung (China) Limited	2	100	100	Investment holding	Hong Kong
Hang Lung (Department Stores) Limited	2	100	100	Dormant	Hong Kong
Hang Lung Development Company, Limited	2	100	100	Dormant	Hong Kong
Hang Lung Enterprises Limited	2	100	100	Dormant	Hong Kong
Hang Lung (Finance) Company Limited	2	100	100	Financial services	Hong Kong
Hang Lung Financial Services Limited	2	100	100	Financial services	Hong Kong
Hang Lung (Guangzhou) Properties Limited	2	100	100	Dormant	Hong Kong
Hang Lung Investments Limited	2	100	100	Dormant	Hong Kong
Hang Lung (Leasing & Factoring) Limited	2	100	100	Dormant	Hong Kong
Hang Lung (Nominees) Limited	200	60.3	-	Nominee services	Hong Kong

HANG LUNG GROUP LIMITED

LIST OF SUBSIDIARIES

At 30th June, 2002

Certified true copy

For and on behalf of
HANG LUNG GROUP LIMITED
恒隆集團有限公司

....
Secretary

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Hang Lung Park-In Limited	2	60.3	-	Property leasing	Hong Kong
Hang Lung Project Management Limited	10,000	60.3	-	Project management	Hong Kong
Hang Lung Properties Limited				Investment holding	Hong Kong
- Ordinary Shares	2,889,333,907	60.3	-		
- Convertible Cumulative Preference Shares	843,262,500	-	-		
Hang Lung Property Management Limited	100,000	60.3	-	Property management	Hong Kong
Hang Lung Real Estate Agency Limited	2	60.3	-	Property agencies	Hong Kong
Hang Lung (Secretaries) Limited	2	60.3	-	Secretarial services	Hong Kong
Hang Lung (Shanghai) Properties Limited	2	100	-	Management services	Hong Kong
Hang Lung (Shipping) Limited	2	100	100	Dormant	Hong Kong
Hang Lung (Supermarket) Limited	2	100	100	Dormant	Hong Kong
Hang Lung Trading Limited	2	100	100	Dormant	Hong Kong
Hang Lung (Travel Agencies) Limited	2	100	100	Dormant	Hong Kong
Hang Lung Treasury Limited	2	100	100	Financial services	Hong Kong
...ng May Enterprises Limited	2	100	-	Financial services	Hong Kong
...ng Sing Development Limited	2	100	-	Dormant	Hong Kong
Hang Tak Company Limited	2	60.3	-	Dormant	Hong Kong
Hang Tak (Nominees) Limited	2	100	100	Dormant	Hong Kong
Hang Way Finance Company, Limited	5,000,000	100	100	Dormant	Hong Kong
Hanley Villa Management Limited	2	60.3	-	Dormant	Hong Kong
Hanputar Limited	2	100	-	Property development	Hong Kong
Hanson Mortgage Limited	2	100	100	Financial services	Hong Kong
Hantak Limited	2	100	100	Investment holding	Hong Kong
Hantak Group Limited	2	100	100	Dormant	Hong Kong
Hantak Holdings Limited	2	100	100	Dormant	Hong Kong
Hantak International Limited	2	100	100	Dormant	Hong Kong
Hantak Investment Limited	2	100	100	Dormant	Hong Kong
Hantak Realty Limited	2	100	100	Dormant	Hong Kong
Hantak Technologies Limited	2	100	100	Dormant	Hong Kong
Happy Giant Limited	8	60.3	-	Investment holding	British Virgin Islands
Hebo Limited	2	100	100	Property development	Hong Kong
Hecabe Limited	8	60.3	-	Investment holding	British Virgin Islands
Hideki Investments Limited	8	100	-	Investment holding	British Virgin Islands
HL Development Limited	2	100	100	Dormant	Hong Kong
HL Enterprises Limited	2	100	100	Investment holding	Hong Kong
HL Finance Limited	2	100	100	Dormant	Hong Kong
HL Holdings Limited	2	100	100	Dormant	Hong Kong
HL International Limited	2	100	100	Dormant	Hong Kong
HL Investment Limited	2	100	100	Dormant	Hong Kong
... Mortgage (AC) Limited	2	60.3	-	Financial services	Hong Kong
HL Mortgage (BC) Limited	2	100	100	Dormant	Hong Kong
HL Mortgage (GT) Limited	2	60.3	-	Financial services	Hong Kong
HL Mortgage (HTG) Limited	2	100	100	Financial services	Hong Kong
HL Mortgage (HV) Limited	2	100	100	Dormant	Hong Kong
HL Mortgage (NH) Limited	2	100	100	Financial services	Hong Kong
HL Mortgage (NP) Limited	2	100	100	Financial services	Hong Kong
HL Properties Limited	2	60.3	-	Dormant	Hong Kong
HLP (China) Limited	2	60.3	-	Investment holding	Hong Kong
HLP International Finance Limited	50,000	60.3	-	Dormant	Hong Kong
HLP International Treasury Limited	8	60.3	-	Financial services	British Virgin Islands
HLP Treasury Limited	2	60.3	-	Financial services	Hong Kong
HLP Treasury Services Limited	2	60.3	-	Investment holding	Hong Kong
Hoi Full Limited	2	60.3	-	Dormant	Hong Kong
Hoi Sang Limited	2	100	100	Investment holding	Hong Kong
Honco Investments Limited	8	100	-	Investment holding	British Virgin Islands
Hurton Investments Limited	8	73.7	-	Investment holding	British Virgin Islands
Inlink Investment Limited	2	73.7	-	Holding of restaurant licence	Hong Kong
Introt Investment Limited	8	60.3	-	Investment holding	British Virgin Islands
Jackpot Limited	8	100	-	Dormant	British Virgin Islands
Kanto Mega Limited	2	100	100	Investment holding	Hong Kong
Kanto Score Limited	2	100	100	Investment holding	Hong Kong
Kelvey Limited	8	60.3	-	Investment holding	British Virgin Islands
Kilmore Investment Limited	8	60.3	-	Investment holding	British Virgin Islands
Kimberword Limited	8	60.3	-	Investment holding	British Virgin Islands

Certified true copy
For and on behalf of
HANG LUNG GROUP LIMITED
恒隆集團有限公司

....
Secretary

HANG LUNG GROUP LIMITED

LIST OF SUBSIDIARIES

At 30th June, 2002

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Kindstock Limited	2	100	-	Investment holding	Hong Kong
Kornhill Recreation Club Limited	2	60.3	-	Operation of club house	Hong Kong
Kronik Holdings Limited	8	73.7	-	Investment holding	British Virgin Islands
Land Venture Limited	2	100	-	Property development	Hong Kong
Leadford Limited	8	60.3	-	Investment holding	British Virgin Islands
Level Investments Limited	8	60.3	-	Investment holding	British Virgin Islands
Levington Limited	8	60.3	-	Investment holding	British Virgin Islands
Lisbon Investment Limited	8	60.3	-	Investment holding	British Virgin Islands
Lockoo Limited	1,000,002	60.3	-	Property leasing	Hong Kong
Lucky Joy Limited	2	60.3	-	Investment holding	Hong Kong
Luckyson Investments Limited	10,000	100	-	Property development	Hong Kong
Luen Cheong Can Centre Management Limited	2	60.3	-	Dormant	Hong Kong
Lungsun Limited	US$858.69	89.7	89.7	Investment holding	British Virgin Islands
'gsun Mortgage (PV) Limited	20	89.7	-	Financial services	Hong Kong
.gic Rise Development Ltd.	US$100	60.3	-	Dormant	British Virgin Islands
Manbey Investments Limited	8	60.3	-	Investment holding	British Virgin Islands
Mansita Limited	2	60.3	-	Property leasing	Hong Kong
Mars Corporation	8	60.3	-	Dormant	British Virgin Islands
Marten Investment Limited	8	100	-	Dormant	British Virgin Islands
Merrysun Limited	2	100	-	Investment holding	Hong Kong
Modalton Limited	2	73.7	-	Property leasing	Hong Kong
Monafat Limited	2	60.3	-	Property leasing	Hong Kong
Montivideo Trading Limited	8	89.7	-	Investment holding	British Virgin Islands
Myrica Investments Limited	8	73.7	-	Investment	British Virgin Islands
Newfoundland Housing Limited	100,000	100	100	Property leasing	Hong Kong
Newhart Investments Limited	16	60.3	-	Investment holding	British Virgin Islands
New Haven Management Limited	2	60.3	-	Dormant	Hong Kong
Nikco Limited	2	100	-	Property leasing	Hong Kong
Nine Wing Hong Street Management Limited	2	60.3	-	Dormant	Hong Kong
Noble Place Management Limited	2	60.3	-	Dormant	Hong Kong
Ocean Time Investments Limited	10,000	100	-	Property leasing	Hong Kong
Orchid Garden Investments Limited	8	60.3	-	Dormant	British Virgin Islands
Ottringham Limited	20	60.3	-	Property leasing	Hong Kong
Palex Limited	2	60.3	-	Property leasing	Hong Kong
Paradot Limited	2	100	100	Property development	Hong Kong
Parc Versailles Management Company Limited	2	60.3	-	Dormant	Hong Kong
:awan Limited	2	60.3	-	Dormant	Hong Kong
Park Towers Management Limited	2	60.3	-	Dormant	Hong Kong
Pendence Limited	2	100	100	Investment holding	Hong Kong
Pevek Investment Limited	8	60.3	-	Investment holding	British Virgin Islands
Pioneer Network Ltd.	8	100	-	Investment holding	British Virgin Islands
Pitonbo Limited	2	60.3	-	Dormant	Hong Kong
Pocaliton Limited	2	60.3	-	Property leasing	Hong Kong
Potent Investment Ltd.	8	100	100	Dormant	British Virgin Islands
Promax Limited	2	89.7	-	Property development	Hong Kong
Prosperland Housing Limited	1,560,000	100	100	Investment holding	Hong Kong
Purotat Limited	2	100	100	Investment holding	Hong Kong
Queld Investment Limited	8	60.3	-	Investment holding	British Virgin Islands
Quemana Limited	2	100	100	Dormant	Hong Kong
Rago Star Limited	2	60.3	-	Property leasing	Hong Kong
Redstone Investments Limited	8	60.3	-	Investment holding	British Virgin Islands
Ribblesdale Holdings Limited	8	60.3	-	Investment holding	British Virgin Islands
Rilarch Investments Limited	8	60.3	-	Investment holding	British Virgin Islands
Rioloy Limited	2	60.3	-	Property leasing	Hong Kong
Robot Limited	8	100	-	Investment holding	British Virgin Islands
Roda Investment Company Limited	8	60.3	-	Investment holding	British Virgin Islands
Ronhero Limited	2	60.3	-	Property leasing	Hong Kong
Rosper Limited	2	60.3	-	Investment holding	Hong Kong
Ross Company Limited	8	60.3	-	Investment holding	British Virgin Islands
Sallingham Limited	8	60.3	-	Investment holding	British Virgin Islands
Sandeman Limited	8	60.3	-	Investment holding	British Virgin Islands
Scotat Limited	2	89.7	-	Investment holding	Hong Kong

HANG LUNG GROUP LIMITED

LIST OF SUBSIDIARIES

At 30th June, 2002

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Sebastian Limited	80	60.3	-	Dormant	British Virgin Islands
Sebes Investment Limited	8	60.3	-	Investment holding	British Virgin Islands
Selandia Limited	2	100	100	Dormant	Hong Kong
Serkin Investments Limited	8	60.3	-	Investment holding	British Virgin Islands
Silver Sky Enterprises Limited	8	100	-	Dormant	British Virgin Islands
Skyreturn Investments Limited	2	73.7	-	Dormant	Hong Kong
Spacemaster Building Co. Pty. Ltd.	AUS$6,002	100	-	Dormant	Australia
Spatial Town Company Limited	2	100	100	Dormant	Hong Kong
Spiracy International Inc.	8	73.7	-	Investment holding	British Virgin Islands
Spring Investments Limited	8	60.3	-	Investment holding	British Virgin Islands
Stanman Properties Limited	20	100	100	Property development	Hong Kong
Stooket Limited	2	60.3	-	Property leasing	Hong Kong
Style Giant Limited	2	89.7	-	Property development	Hong Kong
Success Cosmos Development Limited	2	100	100	Property development	Hong Kong
Sunflower Investments Limited	8	60.3	-	Dormant	British Virgin Islands
kle Limited	8	100	100	Dormant	British Virgin Islands
Fung Engineering Company Limited	500,000	100	100	Dormant	Hong Kong
Tainers Limited	2	100	100	Investment holding	Hong Kong
Tasco Investments Limited	8	73.7	-	Investment holding	British Virgin Islands
Tegraton Limited	2	73.7	-	Property leasing	Hong Kong
Tiona Holdings Limited	8	73.7	-	Investment holding	British Virgin Islands
Topgrace Investments Limited	8	100	-	Investment holding	British Virgin Islands
Topnic Limited	2	100	100	Property leasing	Hong Kong
Union Rise International Limited	2	100	100	Investment holding	Hong Kong
Uraga Investments Limited	8	100	100	Dormant	British Virgin Islands
Urmia Investment Limited	8	60.3	-	Investment holding	British Virgin Islands
Vamay Investment Limited	8	60.3	-	Investment holding	British Virgin Islands
Vanner Limited	8	60.3	-	Investment holding	British Virgin Islands
Vassan Investments Limited	8	60.3	-	Investment holding	British Virgin Islands
Velan Limited	2	100	100	Property development	Hong Kong
Viared Limited	8	60.3	-	Investment holding	British Virgin Islands
Wai Luen Investment Company, Limited	100,000	60.3	-	Property leasing	Hong Kong
Wapco Investment Limited	8	60.3	-	Investment holding	British Virgin Islands
Wentworth Limited	8	100	-	Investment holding	British Virgin Islands
Wililoy Limited	2	60.3	-	Property leasing	Hong Kong
Yangli Limited	2	60.3	-	Property leasing	Hong Kong
Yannett Properties Limited	8	60.3	-	Investment holding	British Virgin Islands
Yee Fly Investment Limited	1,000	100	100	Investment holding & securities trading	Hong Kong
rat Limited	2	60.3	-	Property leasing	Hong Kong
ba Investment Limited	8	60.3	-	Investment holding	British Virgin Islands

Equity Joint Venture in The People's Republic of China	Registered Capital (US$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Shanghai Hang Bond Property Development Co., Ltd.	167,004,736	57.6	-	Property leasing	The People's Republic of China
Shanghai Heng Cheng Real Estate Development Co., Ltd.	17,766,000	70	-	Property development	The People's Republic of China
Shanghai Kong Hui Property Development Co., Ltd.	165,000,000	37.9	-	Property development & leasing	The People's Republic of China

Certified true copy

For and on behalf of
HANG LUNG GROUP LIMITED
恒隆集團有限公司

....
Secretary

HANG LUNG GROUP LIMITED

LIST OF JOINTLY CONTROLLED ENTITIES

At 30th June, 2002

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Applegate Company Limited	10,000	50	50	Investment holding	Hong Kong
Arges Limited	4	36.9	-	Restaurant operations	Hong Kong
China Top Home Holdings Limited	10,000	50	-	Investment holding	Hong Kong
Daily Win Development Limited	400	25	-	Property leasing	Hong Kong
Flying Gazelle Limited	2	50	50	Property leasing	Hong Kong
Guangzhou Top Home Technology Co. Ltd.	16,500,000	50	-	Provision of real estate and related services	The People's Republic of China
廣州滿堂紅廣告傳播有限公司	RMB500,000	50	-	Advertising	The People's Republic of China
Hang Hing Mortgage (TH) Limited	2	50	-	Financial services	Hong Kong
Hang Lung-Hakuyosha Dry Cleaning Limited	519,000	50	-	Dry & laundry cleaning	Hong Kong
Hang Lung-Hakuyosha (Hong Kong) Limited	800,000	50	50	Investment holding	Hong Kong
Hang Wise Company Limited	200	50	50	Property leasing	Hong Kong
Hantak Ortho-Technology Limited	5,165,000	38.7	-	Developing Bioactive and Osteoporotic Bone Cement for commercialisation	Hong Kong
Kei Fung Investment Company, Limited	10,000,000	50	50	Dormant	Hong Kong
Lee Chau Company Limited	2,500,000	40.8	-	Holding of completed property for sale	Hong Kong
Newfoundworld Limited	2,000,000	20	-	Property development	Hong Kong
Newfoundworld Finance Limited	100,000	20	-	Financial services	Hong Kong
Newfoundworld Holdings Limited	2,000,000	20	-	Investment holding	Hong Kong
Pure Jade Limited	1,000	20	-	Property development	Hong Kong
Star Play Development Limited	3	20.1	-	Property leasing	Hong Kong
Tai Hing Gardens Management Company Limited	1,000	50	-	Property management	Hong Kong
Telford Development Limited	1,000,000	50	50	Dormant	Hong Kong

Certified True Copy

For and on behalf of
HANG LUNG GROUP LIMITED
恒 隆 集 團 有 限 公 司

....
Secretary

Certified true copy

For and on behalf of
HANG LUNG GROUP LIMITED
恒隆集團有限公司

....
Secretary

董事局報告
REPORT OF THE DIRECTORS

董事局欣然提呈截至二零零二年六月三十日止年度其報告及已審核賬目以供省覽。

主要業務

本公司之主要業務為控股投資，並透過其附屬公司從事物業發展以供銷售、投資物業以供收租之用、擁有和管理酒店，以及其他投資。其他業務包括停車場管理及物業管理，並透過其合營公司經營飲食及乾洗服務。

按業務及地域性分析之營業額及業績載於賬項附註第二項內。

主要附屬公司及合營公司

本集團之主要附屬公司及合營公司，其營業及註冊地點，已發行股本／註冊資本等資料載於賬項附註第三十四及三十五項內。

業績

本集團截至二零零二年六月三十日止年度之溢利及本公司與本集團於該日之財政狀況載於第六十七至一百二十二頁之賬項內。

本集團過去十個財政年度之業績、資產及負債概要載於第四及五頁內。

股息

董事局現建議派發末期股息每股三角二仙，連同於二零零二年三月二十八日已派發之中期股息每股一角二仙，截至二零零二年六月三十日止年度之全年派息將合共為每股四角四仙。擬派發之末期股息倘於二零零二年十一月二十二日舉行之股東週年大會中獲股東通過，將於二零零二年十一月二十九日派發予於二零零二年十一月十五日名列股東名冊之股東。

更改公司名稱

本公司之名稱已更改為恒隆集團有限公司，以便更能反映本公司為一個集團之稱號以及提升本公司之企業形象。公司註冊處已於二零零一年十二月二十七日簽發有關之公司更改名稱註冊證書。

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Certified true copy

For and on behalf of
HANG LUNG GROUP LIMITED
恒隆集團有限公司

Secretary

核數師報告
REPORT OF THE AUDITORS

致恒隆集團有限公司各股東
(於香港註冊成立的有限公司)

To the Shareholders of Hang Lung Group Limited
(Incorporated in Hong Kong with limited liability)

本核數師(以下簡稱「我們」)已審核刊於第六十七至一百二十二頁按照香港公認會計原則編製的賬項。

We have audited the accounts on pages 67 to 122 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

董事及核數師的責任

Respective Responsibilities of Directors and Auditors

香港《公司條例》規定董事須編製真實與公平的賬項。在編製這些賬項時,董事必須貫徹採用合適的會計政策,作出審慎及合理的判斷和估計,並説明任何重大背離適用會計準則的原因。

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

我們的責任是根據我們審核工作的結果,對這些賬項作出獨立意見,並向股東報告。

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

意見的基礎

Basis of Opinion

我們是按照香港會計師公會頒布的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證,亦包括評估董事於編製賬項時所作的主要估計和判斷、所釐定的會計政策是否適合 貴公司及 貴集團的具體情況,以及有否貫徹運用並足夠披露這些會計政策。

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

我們在策劃和進行審核工作時,是以取得一切我們認為必需的資料及解釋為目標,使我們能獲得充份的憑證,就賬項是否存在重大的錯誤陳述,作合理的確定。在提出意見時,我們亦已衡量賬項所載資料在整體上是否足夠。我們相信,我們的審核工作已為下列意見建立合理的基礎。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

意見

Opinion

我們認為,上述的賬項均真實與公平地反映 貴公司及 貴集團於二零零二年六月三十日的財政狀況和 貴集團截至該日止年度的溢利和現金流量,並已按照香港《公司條例》適當地編製。

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

畢馬威會計師事務所
執業會計師

KPMG
Certified Public Accountants

香港,二零零二年八月二十八日

Hong Kong, 28 August 2002

		附註 Note	集團 Group 2002 百萬元 $Million	集團 Group 2001 百萬元 $Million	公司 Company 2002 百萬元 $Million	公司 Company 2001 百萬元 $Million
資本及儲備	CAPITAL AND RESERVES					
股本	Share capital	24	**1,323.8**	1,322.3	**1,323.8**	1,322.3
儲備	Reserves	25	**16,836.1**	17,824.3	**12,080.1**	11,951.7
股東權益	Shareholders' funds		**18,159.9**	19,146.6	**13,403.9**	13,274.0

袁偉良 *董事總經理*   **吳士元** *執行董事*

Nelson W. L. Yuen *Managing Director*   **Terry S. Y. Ng** *Executive Director*

Certified true copy

For and on behalf of
HANG LUNG GROUP LIMITED
恒隆集團有限公司

Secretary

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

Our Ref: SO-286-2002/HLPL

22nd November, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Joint Announcement –
Adoption of a Share Option Scheme by Hang Lung Properties Limited

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Mr. Joseph Wan of the Exchange on 22nd November, 2002 at 5:15 p.m. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

RsC/el

c.c. A. Plus Financial Press Ltd. (Attn. Mr. Lai Hoi Leung)

COPY

恒隆地產
HANG LUNG PROPERTIES

Our Ref: SO-287-2002/HLP

25th November, 2002

The Listing Division
The Stock Exchange of Hong Kong Limited
12/F., One International Finance Centre
1 Harbour View Street, Central
Hong Kong
Attention: Mr. Joseph Wan

Dear Sirs,

Joint Announcement
re: Adoption of a Share Option Scheme by Hang Lung Properties Limited

We have pleasure in enclosing herewith the original form and seven copies of the joint announcement in respect of the above 2 companies, in English and Chinese version, appeared today in The Standard and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

Encl.
RSWC/EL/rh

COPY

HANG LUNG PROPERTIES LIMITED 28/F Standard Chartered Bank Bldg. 4 Des Voeux Road Central, Hong Kong Tel:28790111 Fax:28686760
恒隆地產有限公司 香港中環德輔道中四號渣打銀行大廈二十八樓 電話：28790111 傳真：28686760

恒隆集團有限公司
HANG LUNG GROUP LIMITED
(incorporated in Hong Kong with limited liability)

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT
ADOPTION OF A SHARE OPTION SCHEME
BY
HANG LUNG PROPERTIES LIMITED

The directors of HLG and HLP are pleased to announce that at the annual general meetings of HLG and HLP respectively held on 22nd November, 2002, the resolutions relating to the adoption of the Scheme were duly passed.

Reference is made to the circulars of Hang Lung Group Limited ("**HLG**") and Hang Lung Properties Limited ("**HLP**") both dated 8th October, 2002 in respect of, among other things, the proposal for adoption of the Scheme (the "**Circulars**"). Unless the context otherwise requires, terms used in this announcement shall have the same meanings as in the Circulars.

The directors of HLG and HLP are pleased to announce that the adoption of the Scheme was approved by the shareholders of HLG and HLP at their respective annual general meetings held on 22nd November, 2002.

By Order of the Board
Hang Lung Group Limited
Robin S.W. Ching
Company Secretary

By Order of the Board
Hang Lung Properties Limited
Robin S.W. Ching
Company Secretary

Hong Kong, 22nd November, 2002

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th November, 2002

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li Tel No.: 2879-0365
(Name of Responsible Official)

Date : 2nd December, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : V 2. Preference shares :

3. Other classes of shares : please specify : ____________________

4. Warrants : please specify : ____________________

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ____________)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,323,899,242		
Increase/~~(Decrease)~~ during the month	238,000		
Balance at close of the month :	1,324,137,242		

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ______ 2.______ Exercise price: HK$ ______	Per	attached				
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ Subscription price: HK$ ______ 2.______ Subscription price: HK$ ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$______	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						============

Remarks : ______________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	10,563,000	Nil	238,000	245,000	10,080,000	238,000
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	390,000	Nil	Nil	Nil	390,000	Nil
- Exercise price: HK$6.87	350,000	Nil	Nil	Nil	350,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Companies Registry
公司註冊處

Company Number 公司編號

6206

1 Company Name 公司名稱

HANG LUNG GROUP LIMITED
恒隆集團有限公司

2 Date(s) of Allotment 分配日期

DD 日	MM 月	YYYY 年	to 至	DD 日	MM 月	YYYY 年
03	12	2002				

3 Totals of this Allotment 此股份分配的總款額 : -

Nominal Amount Paid and Payable
已繳及應繳的總面額
HKD 65,000.00

Premium Amount Paid and Payable [(A) + (B)]
已繳及應繳的溢價總額 [(A) +(B)]
HKD 291,850.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配)
HKD 1,324,202,242.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已/應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
				Paid 已繳付	Payable 應繳付		
Ordinary	HKD	65,000	1.00	5.49	0.00	4.49	291,850.00

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Group Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLG0087
Deadline: 27/01/2003

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

30/12/2002 II481338
CR No. : -006206-
Sh. Form : SC1
08 $292.00
---------- --------------
TOTAL(CSH) $292.00
==============

Return of Allotments (SC1)
股份分配申報表

Company Number 公司編號

6206

6 Shares Allotted for other than Cash 非現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
N/A						

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
Su Chuen MONG 孟淑娟 N/A	42691 Freedom Street, South Riding, VA 20152, U.S.A.	65,000		
	Total Shares Allotted by Class 各類股份分配總額	65,000		

Signed 簽名：

Name 姓名： Robin Sik Wing CHING

~~Director 董事~~／Secretary 秘書

Date 日期： 27th December, 2002

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME HANG LUNG GROUP LIMITED STOCK CODE 10

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) CHAN Lokchung, Gerald HKID/Passport No. D698106 CONTACT PHONE NO. 28790111

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. Yes / ~~No~~ * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

DAY MONTH YEAR

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. 04 12 02

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☒ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
Nil			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	USA ~~HKID~~/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
CHAN, Evan Wesley	100786117	339,034,580

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
Nil		

Note: Please also fill in Page 2 for the completion of this disclosure.

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
		see APPENDIX I	

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐	/ /	
	see APPENDIX II			☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
N/A			/ /			
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAMES(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]

Date: 06 Day 01 Month 03 Year

CF001-5/91

Note: Please also fill in Page 2 for the completion

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/ Passport No.	ADDRESS	NUMBER OF SHARES HELD
Cole Limited	N/A	33/37 Athol Street, Douglas, Isle of Man.	149,915,580
HKSCC Nominees Limited	N/A	1 Queen's Road Central, Hong Kong.	89,119,000
UBS (Hong Kong) Nominees Ltd.	N/A	25/F., One Exchange Square, Central, Hong Kong.	18,000,000
Chekiang First Bank (Nominees) Limited	N/A	1/F., Chekiang First Bank Centre, 1 Duddell Street, Central, Hong Kong.	22,000,000
Horsford Nominees Limited	N/A	G.P.O. Box 199, Hong Kong.	60,000,000

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUI-SITION	DIS-POSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
Hang Lung Group Limited	Ord. Shares	339,034,580	339,034,580			N/A	
Grand Hotel Holdings Limited	Ord. "A" Shares	15,765,607	0		15,765,607	04/12/2002	HK$1.840
Grand Hotel Holdings Limited	Ord. "B" Shares	20,396,065	0		20,396,065	04/12/2002	HK$0.184

Our Ref: SO-303-2002/HLGL

6th December, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: Hang Lung Group Limited
Annual General Meeting held on 22nd Nov., 2002

We would like to inform you that at the Annual General Meeting ("AGM") of the Company held on 22nd November, 2002, all resolutions set out in the Notice of AGM dated 8th October, 2002 ("the Resolutions") have been duly passed. Accordingly, we enclose herewith 8 certified extract from the minutes of the AGM in respect of the Resolutions together with 8 certified copy of the Circular in printed version in respect of Notice of AGM and Repurchase Mandate of the Company for your record.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

COPY

Company : **HANG LUNG GROUP LIMITED**
Registered Office : 28th Floor, 4 Des Voeux Road Central, Hong Kong.

Extract from the Minutes of an Annual General Meeting ("AGM") of the Company held at 29th Floor, 4 Des Voeux Road Central, Hong Kong on 22nd November, 2002:-

GENERAL MANDATE RE REPURCHASE OF OWN SHARES

The Chairman proposed the following resolution as an Ordinary Resolution of the Company :-

"THAT Resolution No. 5A as set out in the Notice of Annual General Meeting dated 8th October, 2002 be and is hereby passed as an Ordinary Resolution."

A shareholder, Ms. Belinda Ho seconded the motion which was put to the Meeting and declared carried unanimously.

GENERAL MANDATE RE ISSUE OF SHARES

The Chairman proposed the following resolution as an Ordinary Resolution of the Company :-

"THAT Resolution No. 5B as set out in the Notice of Annual General Meeting dated 8th October, 2002 be and is hereby passed as an Ordinary Resolution."

A shareholder, Ms. Esther Li seconded the motion which was put to the Meeting and declared carried unanimously.

GENERAL MANDATE RE ISSUE OF REPURCHASED SHARES

The Chairman proposed the following resolution as an Ordinary Resolution of the Company :-

"THAT Resolution No. 5C as set out in the Notice of Annual General Meeting dated 8th October, 2002 be and is hereby passed as an Ordinary Resolution."

A shareholder, Ms. Rebecca Hu seconded the motion which was put to the Meeting and declared carried unanimously.

....../2

ADOPTION OF THE SHARE OPTION SCHEME OF HANG LUNG PROPERTIES LIMITED

The Chairman proposed the following resolution as an Ordinary Resolution of the Company :-

"THAT Resolution No. 6 as set out in the Notice of Annual General Meeting dated 8th October, 2002 be and is hereby passed as an Ordinary Resolution."

A shareholder, Mr. Wilson Wong seconded the motion which was put to the Meeting and declared carried.

AMENDMENT OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

The Chairman proposed the following resolution as a Special Resolution of the Company :-

"THAT Resolution No. 7 as set out in the Notice of Annual General Meeting dated 8th October, 2002 be and is hereby passed as a Special Resolution."

A shareholder, Ms. Belinda Ho seconded the motion which was put to the Meeting and declared carried.

I hereby certify that the foregoing Resolutions were passed by the shareholders of the Company at the AGM, that they have been entered in the Minute Book of the Company and signed therein by the Chairman of the AGM and are in accordance with the Company's Memorandum and Articles of Association or equivalent constitutional documents.

Date : 22nd November, 2002

Robin S.W. Ching
Secretary

恒隆集團有限公司
HANG LUNG GROUP LIMITED

Certified True Copy

Director/Secretary

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 22nd November, 2002 at 10:30 a.m. for the following purposes:

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2002.

2. To declare a final dividend.

3. To re-elect directors and authorise the Board of Directors to fix directors' fees.

4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. A. "THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

恒隆集團有限公司
HANG LUNG GROUP LIMITED

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 22nd November, 2002 at 10:30 a.m. for the following purposes:

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2002.

2. To declare a final dividend.

3. To re-elect directors and authorise the Board of Directors to fix directors' fees.

4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. A. "THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT:

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(c) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus (bb) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such Resolution."

6. "That conditionally on the approval of the share option scheme of Hang Lung Properties Limited, a subsidiary of the Company whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited, principal terms of which are set out in the summary sent to shareholders with this Notice and the terms of which are set out in the printed document marked "A" now produced to the Meeting and for the purpose of identification signed by the Chairman hereof (the "Share Option Scheme") by the shareholders at the annual general meeting of Hang Lung Properties Limited, and conditionally on The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares falling to be issued pursuant to the exercise of any options granted under the Share Option Scheme, the Share Option Scheme be approved to be the share option scheme for Hang Lung Properties Limited and that the Board of Directors of Hang Lung Properties Limited or a duly authorised committee thereof be authorised to grant options thereunder and to allot and issue shares pursuant to the Share Option Scheme and to take all such steps as may be necessary or desirable to implement the Share Option Scheme and to vote on any matter connected therewith notwithstanding that they or any of them may be interested in the same."

To consider and, if thought fit, pass the following resolution as Special Resolution:

7. "That the Articles of Association of the Company be and are hereby amended as follows:

A. by altering Article 2 in the following manner:

(a) inserting the words "(including an electronic communication)" after the words "non-transitory form" in the definition of ""writing" or "printing""; and

(b) inserting after the expression "newspaper" the following new expressions:

"address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or electronic address used for such purposes;

"communication" shall include a communication comprising sounds or images or both;

"electronic communication" means a communication transmitted (whether from one person to another, from one device to another or from a person to a device or vice versa) by means of a telecommunication system (within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)) or by other means but while in an electronic form;

B. by adding the following at the end of Article 167(B):

"(C) Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, and to the obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents to be laid before the Company's annual general meeting referred to in paragraph (B) of this Article shall be deemed satisfied in relation to any person by sending to that person, a summary financial report derived from such financial documents, which shall be in the form and contain the information required by applicable laws, rules and regulations, in place of sending copies of the full financial documents.

(D) Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, and to the obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents referred to in paragraph (B) of this Article or a summary financial report referred to in paragraph (C) of this Article shall be deemed satisfied in relation to any person by publication of such financial documents or summary financial report, as the case may be, on the Company's computer network or in any other permitted manner (including sending by any form of electronic communication) in place of sending printed copies of such documents if that person has agreed or is deemed pursuant to applicable laws, rules and regulations to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send out to him a copy of such documents.";

C. by adding the following after the words "Chinese language newspaper" in the sixth line in Article 171:

"or in relation to the publication of the Company's financial documents or summary financial report, as the case may be, pursuant to paragraph (D) of Article 167, by placing it on the Company's computer network and giving to the persons referred to in the said paragraph (D) of Article 167 a notice stating that the financial documents or summary financial report is available at the Company's computer network ("a notice of availability"). The notice of availability may be given to members by placing it on the Company's computer network or by electronic communication or any of the means set out in this Article.";

D. by adding the words "or documents" after the words "In the case of joint holders of a share, all notices" in the sixth line in Article 171;

E. by altering Article 173 in the following manner:

(a) adding the words "or document" after the words "Any notice" in the first line in Article 173; and

(b) adding the following at the end of Article 173:

"Any notice or document sent by electronic communication shall be deemed to be given on the day on which it is transmitted from the server or other transmitting device of the Company or its agent. A document placed on the Company's computer network is deemed sent by the Company on the day following that on which a notice of availability is deemed served on the member. A notice of availability placed on the Company's computer network is deemed served on the member on the day it is uploaded onto the Company's computer network.";

F. by adding the words "or served by any means permitted by and" after the words "registered address of any member" in the first line in Article 176; and

G. by inserting the following new Article 177A immediately after the existing Article 177:

"Any notice or document (including the relevant financial documents or the summary financial report) may be given to a member in either the English language or the Chinese language (or both), subject to due compliance with all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time.""

8. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 8th October, 2002

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

2. The Register of Members will be closed from Wednesday, 13th November, 2002 to Frdiay, 15th November, 2002, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 12th November, 2002.

3. With respect to Resolution No. 5A above, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors.

4. Concerning Resolution No. 5B above, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

5. With respect to Resolution No. 5C above, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

6. A summary setting out the principal terms of the Share Option Scheme of Hang Lung Properties Limited referred to in Resolution No. 6 above is appended to this Notice.

7. In relation to Resolution No. 7 above, approval is being sought from the members for amending the Articles so as to permit the Company to take advantage of new legislation which offers members the choice to receive the summary financial report in place of the Company's financial documents and the choice to forego receipt of a printed copy of either the summary financial report or the Company's financial documents or any corporate documents in favour of relying on the versions of those documents published on the Company's computer network, and also allow the Company to send corporate documents in either English or Chinese language.

SUMMARY OF PRINCIPAL TERMS OF, AND OTHER INFORMATION ON, SHARE OPTION SCHEME OF HANG LUNG PROPERTIES LIMITED

A. SUMMARY OF PRINCIPAL TERMS OF SHARE OPTION SCHEME OF HANG LUNG PROPERTIES LIMITED

The following is a summary of the principal terms of the Share Option Scheme ("the Scheme") of Hang Lung Properties Limited (referred to in this summary as the "Company") which is proposed to be approved at the Annual General Meeting:

In the Scheme the following expressions have the following meanings:

"Eligible Participant" any:

(a) Employee;

(b) non-executive director and any independent non-executive director or officer of any member of the Group;

(c) Secondee;

(d) business partner, agent, consultant or representative of any member of the Group;

(e) supplier of goods or services to any member of the Group or any director or employee of any such supplier;

(f) customer of any member of the Group or any director or employee of any such customer;

(g) person or entity that provides research, development or other technological support or any advisory, consultancy, professional or other services to any member of the Group or any director or employee of any such entity;

"Employee"	any executive director or employee of, or any person who has accepted an employment offer by (and is awaiting commencement of his employment with), any member of the Group (in each case, whether full time or part time);
"Grantee"	any Eligible Participant who accepts an offer in accordance with the terms of the Scheme or (where the context so permits) the Personal Representatives of such Eligible Participant;
"Group"	the Company and its holding company and subsidiaries, and the subsidiaries of such holding company;
"Listing Rules"	the rules governing the listing of securities on the Stock Exchange, as amended;
"Option"	an option to subscribe for Shares granted pursuant to the Scheme;
"Personal Representative(s)"	the person or persons who, in accordance with the laws of succession applicable in respect of the death of a Grantee, is or are entitled to exercise an Option granted to such Grantee;
"Scheme"	the Share Option Scheme described in this summary (in its present or any amended form);
"Secondee"	a person who is seconded to work for any member of the Group;

1. **Purpose**

The purpose of the Scheme is to enable the Company to grant options to selected participants as incentives or rewards for their contributions to the Group.

2. **Who may join**

On and subject to the terms of the Scheme and the requirements of the Listing Rules, the Board may offer to grant an Option to any Eligible Participant as it may at its absolute discretion select.

3. **Approval of the shareholders or independent non-executive directors of the holding company**

Insofar and for so long as the Listing Rules so require and the shares of any holding company of the Company are listed on the Stock Exchange, any provision in the Scheme requiring the approval of the shareholders or independent non-executive directors of the Company is to be construed as also requiring the approval of the shareholders or independent non-executive directors (as the case may be) of such holding company.

4. **Administration**

The Scheme shall be subject to the administration of the Board which shall, in its discretion and based on such factors as it shall consider relevant:

(a) grant Options to those Eligible Participants whom it shall select from time to time;

(b) determine the time of the grant of Options;

(c) determine the number of Shares to be subject to each Option;

(d) determine the terms and conditions of each Option;

(e) approve the form of option agreements setting out the terms on which particular Options are granted;

(f) construe and interpret the terms and conditions of the Scheme and Options;

(g) prescribe, amend and rescind rules and regulations relating to the Scheme; and

(h) subject to the other provisions of the Scheme, have power to vary the terms and conditions of any option agreement, including extending the period within which Shares must be taken up under an Option (subject to paragraph 8), and waiving or amending (in whole or in part) any conditions to which Options are subject.

5. **Grant of Option**

On and subject to the terms of the Scheme, the Listing Rules and all applicable laws and other regulations, the Board may at any time within 10 years commencing on the date the Scheme is adopted by the Company make offers for the grant of Options to such Eligible Participants as the Board may in its absolute discretion select.

6. **Acceptance of offer for the grant of Options**

The consideration payable on acceptance of an offer for the grant of Options shall be such amount as the Board may in its absolute discretion determine. An offer shall be deemed to have been accepted when the counterpart of the option agreement duly signed by the Grantee together with a remittance in favour of the Company of the amount of the consideration for the grant of the Option is received by the Company at the place specified in the option agreement. Such consideration shall not be refundable. On such acceptance, the relevant Option shall (subject to certain limited exceptions) be treated as having been granted on the date of the offer.

7. **Subscription price**

The subscription price payable on exercise of an Option shall be such price as the Board may in its absolute discretion determine at the time of its grant, and may be fixed at different prices for different periods during which the Option is to be exercised, provided that it shall not be less than whichever is the highest of (a) the closing price of the Shares on the Stock Exchange as stated in the Stock Exchange's daily quotation sheet on the date of grant; (b) the average of the closing prices of the Shares on the Stock Exchange as stated in the Stock Exchange's daily quotation sheets for the 5 business days immediately preceding the date of grant; and (c) the nominal value of the Shares.

8. **Option period**

The period within which the Shares must be taken up under an Option shall be determined by the Board in its absolute discretion at the time of grant, but such period must not exceed any maximum length permitted by the Listing Rules, currently 10 years from the date of grant of the relevant Option.

9. **Rights are personal to Grantee**

An Option shall be personal to the Grantee and shall not be assignable or transferable.

10. **Ranking of Shares**

The Shares to be allotted and issued upon the exercise of an Option shall be subject to all the provisions of the Articles of Association of the Company from time to time in force and shall rank pari passu in all respects with the existing fully paid Shares in issue on the date of allotment or, if that date falls on a day when the register of members of the Company is closed, the first day of the reopening of the register of members.

11. **Rights on death, ill health, injury or disability**

If a Grantee dies, his Personal Representatives may exercise the Option (to the extent exercisable at the date of death) within the period of 12 months, failing which the Option will lapse.

If a Grantee ceases to be an Eligible Participant by reason of ill health, injury or disability, he or his Personal Representatives may exercise the Option (to the extent exercisable at the date of cessation) within the period of 6 months, failing which the Option shall lapse.

12. **Rights on cessation for other reasons**

If a Grantee ceases to be an Eligible Participant in circumstances other than those described in paragraphs 11, 13 or 14 then, unless otherwise provided in his option agreement, the Grantee may exercise his Option, to the extent exercisable at the date of such cessation, within 3 months after such cessation (or such longer period as the Board shall decide), provided that no exercise is permitted after the expiration of the term of such Option as set out in the option agreement. If the Option is not exercised within the time specified, it will lapse. For these purposes, the expiry of any contract or appointment and its renewal within 30 days shall not be treated as such a cessation.

13. **Termination due to serious misconduct, breach of contract, bankruptcy, insolvency etc.**

If a Grantee was an Employee but ceases to be an Eligible Participant by reason of the termination of his employment on grounds entitling the employer to effect such termination without notice (including serious misconduct, any act of bankruptcy or arrangement or composition with creditors, or conviction of any criminal offence involving integrity or honesty) whether pursuant to the terms of the contract of employment of the Grantee or otherwise, the Option granted to him shall lapse immediately.

If an event occurs in relation to a Grantee, other than an Employee, by reason of which, if he had been an Employee, the Company would have been entitled to terminate his employment without notice as referred to above, the Option granted to him shall lapse immediately.

If the Grantee at the time of grant to him qualified as an Eligible Participant because he fell within paragraphs (d), (e), (f) or (g) of the definition of "Eligible Participant", and such Grantee has ceased to qualify, or he or the entity described in such paragraph of which he is a director or employee has, after the grant of such Option, committed any breach of a contract entered into between such Grantee or entity and the relevant member of the Group, then all his outstanding Options shall lapse automatically and cease to be exercisable on the date of the Directors' determination that it has occurred.

14. **Rights on termination due to the separate listing or sale of a member of the Group, disposal of the business of a member of the Group, etc.**

If the Board considers that, due to the separate listing or sale of a member of the Group or disposal of the business of a member of the Group, a Grantee should cease to be treated as an Eligible Participant, or if the Company or another member of the Group is reorganised or merged or consolidated with another entity (and paragraphs 15 and 16 below do not apply), the Board may at its sole discretion (a) make such arrangements as it considers appropriate for the grant of substitute options or share purchase rights of equivalent fair value to an Option in the purchasing, surviving or newly-listed company; (b) reach such accommodation with the Grantee as it considers appropriate, including the payment of cash compensation to the Grantee (or his Personal Representatives) equivalent to the fair value of an Option to the extent exercisable; (c) waive any conditions to vesting of an Option to the extent not already exercised; or (d) permit the continuation of an Option in accordance with its original terms.

15. **Rights on takeover**

If a general offer by way of takeover is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror), and the offer becomes or is declared unconditional in all respects, the Grantee (or his Personal Representatives) may by notice in writing to the Company within 28 days thereafter (or such longer time as the Board may determine is appropriate to enable the Grantee to participate in the offer on a similar basis to the holders of Shares) exercise the Option (to the extent not already exercised) in respect of some or all of the Shares over which the Option was granted, provided that if the Option has not been exercised within such period it shall lapse.

16. **Rights on compromise or arrangement**

If a compromise or arrangement between the Company and its members or creditors is proposed for the purposes of the amalgamation of the Company with any other company or companies, the Company shall give notice to the Grantee on the same date as it despatches the notice to each member or creditor of the Company summoning the meeting to consider such compromise or arrangement, and thereupon the Grantee (or his Personal Representatives) may, until the expiry of the period commencing on such date and ending on the earlier of the date 2 calendar months thereafter and the date on which such compromise or arrangement is sanctioned by the court, exercise any of his Options (to the extent not already exercised) in respect of some or all of the Shares over which the Option was granted, but the exercise of an Option as aforesaid shall be conditional upon such compromise or arrangement being sanctioned by the court and becoming effective, and upon such compromise or arrangement becoming effective all Options shall lapse except insofar as previously exercised under the Scheme. The Company may require the Grantee

(or his Personal Representatives) to transfer or otherwise deal with the Shares issued as a result of the exercise of Options in these circumstances so as to place the Grantee in the same position, as nearly as possible, as would have been the case had such Shares been subject to such compromise or arrangement.

17. **Rights on voluntary winding-up of the Company**

If a notice is given by the Company to its members to convene a general meeting for the purposes of considering and, if thought fit, approving a resolution for the voluntary winding-up of the Company, the Company shall on the same date or soon after it despatches such notice to each member of the Company give notice thereof to all Grantees (together with a notice of the existence of the provisions of this paragraph), and thereupon each Grantee (or his Personal Representatives) shall be entitled to exercise any of his Options (to the extent not exercised) in respect of some or all of the Shares over which the Option was granted, at any time not later than 7 business days prior to the proposed general meeting of the Company by giving notice in writing to the Company, accompanied by a remittance for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given, whereupon the Company shall as soon as possible, and in any event no later than the business day immediately prior to the date of the proposed general meeting referred to above, allot the relevant Shares to the Grantee credited as fully paid. If such resolution is duly passed, all Options shall thereupon lapse except insofar as previously exercised under the Scheme.

18. **Lapse of Option**

Subject to the discretion of the Board to extend the period within which the Shares must be taken up under the Option in accordance with paragraphs 4 and 8, an Option shall lapse automatically and cease to be exercisable on the earliest of (a) the expiry of the period within which the Shares must be taken up; (b) any of the dates or occurrences, or the expiry of any of the periods, referred to in paragraphs 11, 12, 13, 15, 16 or 17 as giving rise to such lapse; and (c) the date on which the Board certifies that there has been a breach of paragraph 9, including any agreement by the Grantee to create any interest in such Option in favour of a third party.

19. **Cancellation of Option**

Options granted but not exercised and not lapsed in accordance with the terms of the Scheme may be cancelled by the Company with the approval of the Eligible Participant. Where the Company cancels Options and issues new Options to the same Grantee, the issue of such new Options may only be made under the Scheme with available unissued Options (excluding the cancelled Options) within the limits set out in paragraphs 20 (a) to (f).

20. **Maximum number of Shares available for subscription**

(a) *Overriding Limit*

Subject to the Listing Rules, the maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Scheme and any other schemes of the Company must not exceed 30% of the Shares in issue from time to time. No options may be granted under the Scheme or any other schemes of the Company if this will result in this limit being exceeded.

(b) *Mandate Limit*

Subject to the provisions of paragraphs 20(c) and (d), the total number of Shares which may be issued on exercise of all options granted under the Scheme and any other schemes (excluding, for this purpose, options which have lapsed in accordance with the terms of the Scheme and any other scheme) must not, in aggregate, exceed 10% of the Shares in issue as at the date of adoption of the Scheme, being 288,933,390 Shares (the "Mandate Limit").

(c) *Refreshing of Mandate Limit*

Subject to the limit set out in sub-paragraph 20(a) above, the Company may from time to time by ordinary resolution of the shareholders refresh the Mandate Limit. However, the total number of Shares which may be issued upon exercise of all options to be granted under the Scheme and all other schemes of the Company under the limit as refreshed must not exceed 10% of the Shares in issue as at the date of such resolution. Options previously granted under the Scheme and any other schemes (including those outstanding, cancelled, exercised or lapsed in accordance with the Scheme and other schemes) will not be counted for the purpose of calculating the limit as refreshed.

(d) *Grant of Options to specifically identified Eligible Participants*

The Company may in addition seek separate approval by its shareholders in general meeting for granting Options beyond the Mandate Limit, provided that the Options in excess of the limit are granted only to Eligible Participants specifically identified by the Company before such approval is sought. The date of grant shall be deemed to be the date of the board meeting for the purpose of approving such further grant.

(e) *Limit for each Eligible Participant*

Unless approved by ordinary resolution of shareholders in general meeting in accordance with the Listing Rules, the aggregate number of Shares issued and to be issued upon exercise of Options granted to an Eligible Participant shall not exceed in any 12-month period 1% of the Shares in issue. If shareholders approve by ordinary resolution in general meeting the grant of Options to an Eligible Participant in excess of such limit, the date of grant shall be deemed to be the date of the board meeting for approving such further grant.

(f) *Adjustment to maximum number*

The maximum number of Shares shall be adjusted in such manner as the auditors shall certify in writing to be appropriate in the event of any alteration in the capital structure of the Company, whether by way of capitalisation issue, rights issue, consolidation, sub-division or reduction of the share capital of the Company.

21. **Grant of Option to connected persons (as defined in the Listing Rules)**

Insofar and for so long as the Listing Rules so require, where any offer of an Option is proposed to be made to a Director, chief executive or substantial shareholder of the Company or any of their respective associates, such offer must first be approved by independent non-executive directors of the Company (excluding any independent non-executive director to whom such offer is proposed to be made). Insofar and for so long as the Listing Rules so require, unless specifically approved by the shareholders in general meeting following the issue of a circular to shareholders by the Company, no Option may be granted to any substantial shareholder or an independent non-executive director of the Company, or any of their respective associates, which

would result in the Shares issued and to be issued upon exercise of all options already granted or to be granted (including options exercised, cancelled and outstanding) to such person under the Scheme and any other schemes of the Company in the 12-month period up to and including the date of the board meeting for proposing such further grant (a) representing in aggregate over 0.1% of the issued share capital of the Company; and (b) having an aggregate value, based on the closing price of the Shares at the date of the board meeting for proposing such further grant, in excess of HK$5 million. In such general meeting, the grant of Options to the substantial shareholder or independent non-executive director, or any of their respective associates, shall be approved by the shareholders of the Company with all connected persons of the Company abstaining from voting, except that any connected person may vote against such resolution provided that he has informed the Company of his intention to do so and such intention has been stated in the relevant circular to shareholders.

Insofar as the Listing Rules require, any variation of the terms of an Option granted to a Grantee who is a substantial shareholder or an independent non-executive director or any of their respective associates must first be approved by ordinary resolution of shareholders in general meeting.

22. Effects of reorganisation of capital structure

In the event of any alteration in the capital structure of the Company while any Option remains exercisable, whether by way of a capitalisation issue, rights issue, consolidation or subdivision of Shares, reduction of capital, such corresponding alterations (if any) shall be made to the number and/or nominal amount of Shares subject to unexercised Options, to the subscription price in respect of unexercised options, and/or to the maximum number of Shares subject to the Scheme, as the auditors shall certify in writing to the Board to be in their opinion fair and reasonable (except in the case of a capitalisation issue where no such certification shall be required), provided that (a) any such adjustment shall be made on the basis that the proportion of the issued Shares issuable on the exercise of any Option by a Grantee shall be the same as it was before such event, and (b) no such adjustment shall be made the effect of which would be to enable a Share to be issued at less than its nominal value. The issue of securities as consideration in a transaction shall not be regarded as a circumstance requiring any such alterations.

If there has been any alteration in the capital structure of the Company, the Company shall, upon receipt from a Grantee of a notice to exercise his Options, inform the Grantee of such alteration and shall either inform the Grantee of the adjustment to be made in accordance with the certificate of the auditors obtained by the Company for such purpose or, if no such certificate has yet been obtained, inform the Grantee of such fact and instruct the auditors as soon as practicable thereafter to issue a certificate in that regard.

23. Alteration to the Scheme

(a) The Board may amend any of the provisions of the Scheme at any time, provided that, except where approved in advance by ordinary resolution of shareholders in general meeting, no alteration shall be made to the Scheme which is to the advantage of Grantees or prospective Grantees and which relates to: (i) the purposes of the Scheme; (ii) the Eligible Participants and the basis for determining their eligibility; or (iii) the terms of paragraphs 4(d), 5, 6, 7, 8, 9, 10, 18, 19, 20(a) to 20(e), 22, 24 and this paragraph 23.

(b) No alterations to the Scheme which are of a material nature, nor to the terms of Options granted under the Scheme, may be made unless approved in advance by ordinary resolution of shareholders in general meeting, or unless such alterations take effect automatically under the terms of the Scheme.

(c) Any change to the authority of the Board to alter the terms of the Scheme must be approved by shareholders in general meeting.

(d) Subject to paragraphs (a) to (c) above, the Board need not obtain the approval of the shareholders for any minor changes or for alterations which take effect under the terms of the Scheme.

(e) Except as described in paragraph 23(d), no alteration shall be made to the Scheme which would operate to affect adversely any rights which have accrued to any Grantee at the date of such alteration.

(f) Subject to the Listing Rules and the applicable provisions of paragraph 23(a) and (b), the Board may, at any time and in its absolute discretion, remove, waive or relax the conditions, restrictions or limitations imposed in an option agreement with a Grantee on compassionate or any other grounds.

(g) The terms of the amended Scheme and Options granted thereunder shall comply with the relevant requirements of the Listing Rules in force from time to time.

24. **Termination of the Scheme**

The Board may by resolution at any time terminate the operation of the Scheme, and in such event no further Options shall be offered after the Scheme is terminated, but in all other respects the provisions of the Scheme shall remain in full force and effect. All Options granted prior to such termination and not exercised at the date of termination shall remain valid.

25. **Law**

The Scheme and all Options thereunder are governed by Hong Kong law.

B. INFORMATION ON SHARE OPTION SCHEME

Hang Lung Properties Limited ("**HLP**") proposes to adopt the Scheme upon its shareholders' approval at its Annual General Meeting to be held on 22nd November, 2002.

As at 27th September 2002, the Company held 1,764,118,570 shares in HLP, representing 61.1% of the issued share capital of HLP. Since the Company is the holding company of HLP, the Scheme to be adopted by HLP also requires the approval of the Company's shareholders in accordance with Rule 17.04(1) of the Listing Rules. An ordinary resolution will therefore be proposed at the forthcoming Annual General Meeting of the Company to be held on 22nd November, 2002 for approving the Scheme to be adopted by HLP.

The full terms of the Scheme may be inspected at the Company's registered office at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong from the date of this Notice up to and including the date of the Company's forthcoming Annual General Meeting, and at such Annual General Meeting.

EXPLANATORY STATEMENT

The following is the **Explanatory Statement** required to be sent to shareholders under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in connection with the general mandate for repurchase of shares to be proposed at the forthcoming Annual General Meeting to be held on 22nd November, 2002 and also constitutes the Memorandum required by Section 49BA(3) of the Companies Ordinance:

(i) It is proposed that up to 10 per cent. of the shares of HK$1.00 each of the Company (the "Shares") in issue at the date of passing of the resolution to approve the general mandate may be repurchased. As at 27th September, 2002, the latest practicable date for determining such figures, the number of Shares in issue was 1,323,812,242. On the basis of such figures (and assuming no Shares are repurchased after 27th September, 2002 and up to the date of passing such resolution), the directors would be authorised to repurchase Shares up to a limit of 132,381,224 Shares.

(ii) The directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share and will only be made when the directors believe that such repurchases will benefit the Company and its shareholders.

(iii) Repurchases pursuant to the mandate would be funded from the available cash flow and/or working capital facilities of the Company. The funds employed by the Company in connection with a repurchase of Shares would be those legally available for such use under the Company's Memorandum and Articles of Association and the applicable laws of Hong Kong.

(iv) There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30th June, 2002 in the event that the repurchases were to be carried out in full at any time during the proposed repurchase period. However, the directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the directors are from time to time appropriate for the Company.

(v) There are no directors or (to the best of knowledge of the directors having made all reasonable enquiries) any associates of directors of the Company who have a present intention, in the event that the general mandate is granted by shareholders, to sell Shares to the Company.

(vi) The directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) If as a result of a share repurchase a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). Accordingly, a shareholder or a group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As at 27th September, 2002, the latest practicable date prior to the printing of this document, Cole Limited was interested (directly and indirectly) in 476,834,580 Shares, representing approximately 36 per cent. of the Company's issued share capital. Based on such interests, in the event that the Company exercised in full the power to repurchase Shares in accordance with the terms of the resolution to be proposed at the Annual General Meeting, the interests of Cole Limited (direct and indirect) in the issued share capital of the Company would be increased from approximately 36 per cent. to approximately 40 per cent., and Cole Limited would be obliged to make a mandatory offer under Rule 26 of the Takeovers Code as a result of such increase. The directors have no present intention for the Company to exercise the Repurchase Mandate to such an extent as would give rise an obligation on Cole Limited to make a mandatory offer under Rule 26 of the Takeovers Code.

(viii) No repurchases have been made by the Company of Shares whether on the Stock Exchange or otherwise in the six months prior to the date of this document.

(ix) No connected persons of the Company (as defined in the Listing Rules) have notified it of a present intention to sell Shares to the Company and no such persons have undertaken not to sell any such Shares to the Company in the event that the general mandate is granted by shareholders.

(x) The highest and lowest prices at which Shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:

	Highest *(HK$)*	**Lowest** *(HK$)*
September 2001	7.850	6.100
October 2001	6.700	6.250
November 2001	7.100	6.200
December 2001	7.250	6.500
January 2002	7.400	6.650
February 2002	7.100	6.650
March 2002	7.050	6.500
April 2002	7.300	6.500
May 2002	7.900	7.150
June 2002	7.800	7.050
July 2002	7.700	6.900
August 2002	7.300	6.850

(vii) 倘購回股份導致股東佔本公司投票權之權益比例有所增加，根據香港公司收購及合併守則(「收購守則」)，該增加投票權之舉動將視為收購。因此，股東或一致行動之一群股東可取得或集合本公司之控制權，並須根據收購守則第26條提出強制收購建議。於二零零二年九月二十七日(即本文件刊發前之最後實際可行日期)，Cole Limited擁有本公司股份四億七千六百八十三萬四千五百八十股(直接或間接)，佔本公司已發行股本約百分之三十六。以該等權益計算，倘本公司根據將於股東週年大會提呈之決議案條款行使購回股份之全部權力，Cole Limited佔本公司已發行股本之權益(直接或間接)將由約百分之三十六增加至約百分之四十，而由於權益有所增加，Cole Limited須根據收購守則第26條提出強制收購建議。董事現時無意令本公司行使購回授權，以致Cole Limited須根據收購守則第26條提出強制收購建議。

(viii) 本公司並無於本文件刊發日期之前六個月內在聯交所或其他地方購回本身股份。

(ix) 本公司之關連人士(定義見上市規則)並無知會本公司表示有意於股東給予全面授權後將本公司之股份售予本公司，該等人士亦無向本公司承諾不會將任何該等股份售予本公司。

(x) 以下為本公司股份於過去十二個月在聯交所每月錄得之最高及最低成交價：

	最高 (港元)	最低 (港元)
二零零一年九月	7.850	6.100
二零零一年十月	6.700	6.250
二零零一年十一月	7.100	6.200
二零零一年十二月	7.250	6.500
二零零二年一月	7.400	6.650
二零零二年二月	7.100	6.650
二零零二年三月	7.050	6.500
二零零二年四月	7.300	6.500
二零零二年五月	7.900	7.150
二零零二年六月	7.800	7.050
二零零二年七月	7.700	6.900
二零零二年八月	7.300	6.850

說明書

以下之**說明書**為根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)必須就擬於二零零二年十一月二十二日舉行之股東週年大會上建議之有關購回股份全面授權而寄予股東，並根據公司條例第49BA(3)段規定而構成之備忘錄：

(i) 現建議本公司可購回於通過決議案批准全面授權當日之本公司已發行每股面值港幣一元之股份(「股份」)最多達百分之十。於二零零二年九月二十七日(確定有關數字之最後實際可行日期)，本公司之已發行股份數目為十三億二千三百八十一萬二千二百四十二股。按上述數字(及假定於二零零二年九月二十七日至該決議案通過之日期間並無購回股份)計算，董事將獲授權購回本公司股份最多達一億三千二百三十八萬一千二百二十四股。

(ii) 董事相信向股東尋求全面授權使董事可於市場上購回股份乃符合本公司及其股東之最佳利益。該等購回事宜(在視乎當時之市場情況及資金安排而定)，可提高本公司之資產淨值及其每股資產值及／或每股盈利；而僅於董事相信該等購回事宜將令本公司及其股東受惠時方會進行。

(iii) 根據購回股份授權而購回股份之所需資金，將來自本公司可運用之流動現金及／或營運資金。用於購回股份之資金，本公司僅根據公司之組織章程大綱及細則以及香港之適用法例，由可合法作此用途之款項撥付。

(iv) 倘若於建議購回期間內任何時間本公司全面實行購回權力，將可能對本公司之營運資金或資產負債比率(指對比截至二零零二年六月三十日止年度年報內之已審核賬目所披露之狀況而言)造成不利影響。然而，董事倘認為實行購回權力致使本公司需不時具備之營運資金或資產負債水平會有重大之不利影響時，將不會建議行使購回權力。

(v) 目前並無任何董事或(就董事在作出一切合理查詢後所知)任何本公司董事之聯繫人擬於股東給予全面授權後向本公司出售股份。

(vi) 董事已向聯交所承諾將按上市規則及香港法例之規定根據全面授權行使本公司之權力購回股份。

(b) 除非經股東事先在股東大會上通過普通決議案批准，否則不可對計劃作出任何重大改動，亦不可對按計劃授出之期權條款作任何改動，惟根據計劃之條款自動生效之改動則除外。

(c) 必須經股東在股東大會上批准，方可更改董事局之授權，以改動計劃之條款。

(d) 在上文第(a)至(c)段之規限下，根據計劃條款而作出之任何次要變動或改動，毋須由董事局向股東取得批准。

(e) 除第23(d)段所述者外，不得改動計劃，以致任何承授人於有關改動當日已享有之任何權利受到不利影響。

(f) 在上市規則及第23(a)及(b)段適用條文之規限下，董事局可因恩恤理由或任何其他理由，隨時酌情決定刪除、豁免或解除與承授人訂立之期權協議所定之條件、限制或規限。

(g) 經修訂計劃之條款及據此授出之期權，須符合上市規則不時生效之有關規定。

24. **計劃終止**

董事局可隨時通過決議案終止計劃。在這情況下，將不會於計劃終止後再授出任何期權，惟計劃之條文在其他各方面將仍十足效力及效用。所有於計劃終止前授出但於終止當日尚未獲行使之期權，將仍然有效。

25. **法律**

計劃及按此授出之所有期權，均受到香港法例所監管。

乙. 股份期權計劃資料

恒隆地產有限公司(「恒隆地產」)建議待股東將於二零零二年十一月二十二日舉行之股東週年大會上批准後，方採納計劃。

於二零零二年九月二十七日，本公司持有1,764,118,570股恒隆地產股份，相當於恒隆地產之已發行股本61.1%。由於本公司為恒隆地產之控股公司，故根據上市規則第17.04(1)條規定，恒隆地產將採納之計劃，亦須經本公司之股東批准。因此，本公司將於二零零二年十一月二十二日舉行之應屆股東週年大會上，將提呈一項普通決議案，以批准恒隆地產將採納之計劃。

計劃之詳細條款，可由本通告日期起至本公司應屆股東週年大會日期(包括該日)止，於本公司之註冊辦事處(地址為香港德輔道中四號渣打銀行大廈二十八樓)及於該股東週年大會上查閱。

出期權，倘會導致該名人士在截至董事局會議建議進一步授出期權之日(包括當日)止十二個月內，因根據計劃及本公司任何其他計劃已授出或將授出之期權(包括已行使、已註銷及尚未行使之期權)悉數行使而發行及將予發行之股份，(a)合共超過本公司已發行股本百分之零點一；及(b)根據股份在董事局舉行會議建議進一步授出期權當日之收市價計算，總值超過港幣5,000,000元者，均不得授出。在該股東大會上，向主要股東或獨立非執行董事或任何彼等各自之聯繫人授出期權之事宜，須得到本公司股東批准，方可進行，而本公司所有關連人士必須放棄投票；惟若任何關連人士已知會本公司其有意投票反對該項決議案，且此一意願已於致股東之有關通函內述明，則屬例外。

只要上市規則有所規定，更改已授予承授人(其為主要股東或獨立非執行董事或任何彼等各自之聯繫人)之期權條款，必須事先經股東於股東大會上，以普通決議案批准。

22. **股本架構重組之影響**

若有任何期權仍屬可行使，而本公司之股本架構發生變動，不論該等變動為發行紅股、供股、股份合併或拆細、削減股本，均須對下列各項作相應修訂(如有)：尚未行使期權所涉及之股份數目及／或面值；尚未行使期權之認購價，及／或計劃涉及之股份數目上限，並須獲核數師向董事局發出書面證明，指彼等認為該等變動乃屬公平合理(惟發行紅股毋須作如此證明之情況例外)。然而，(a)任何這類調整均須以承授人行使任何期權而可予發行之已發行股份，與發生上述事件前維持相同比例為基準，及(b)任何這類調整均不得使股份以低於其面值發行。發行證券作為交易之代價，不得視為須進行有關修訂之情況。

若本公司之股本架構有任何變動，則本公司須於接獲承授人行使其期權之通知後，知會該承授人有關變動事宜，並須知會該承授人，指將按本公司接獲核數師就此而發出之證明進行有關修訂，或若尚未取得有關證明書，則將事實告知該承授人，並指示核數師盡快發出有關證明書。

23. **計劃改動**

(a) 董事局可不時修訂計劃條文，惟(事先經股東在股東大會上通過普通決議案批准則除外)不得為承授人或準承授人利益而改動計劃，亦不得就下列各項而改動計劃：(i)計劃之目的；(ii)合資格參與者及釐定彼等是否合符資格之基準；或(iii)第4(d)、5、6、7、8、9、10、18、19、20(a)至20(e)、22、24段及此段(第23段)之條款。

(b) 授權限額

在第20(c)及(d)段之條文之規限下，因行使按計劃及任何其他計劃授出之所有期權(就此而言，不包括根據計劃及任何其他計劃之條款而已作廢之期權)而可能予以發行之股份總數，不得超出於採納計劃當日已發行股份之百分之十，即288,933,390股股份(「授權限額」)。

(c) 重訂授權限額

在上文第20(a)分段所列限額之規限下，本公司可不時由股東通過普通決議案重訂授權限額。然而，經重訂限額後，根據計劃及本公司所有其他計劃授出之期權在悉數行使時可予發行之股份總數，不得超過有關決議案當日已發行股份之百分之十。先前根據計劃及其他計劃授出之期權(包括尚未行使、已註銷、已按計劃及其他計劃已行使或作廢之期權)，在計算經重訂限額時將不會計算在內。

(d) 向特別指定合資格參與者授出期權

本公司可在股東大會上尋求股東另行批准授出超過授權限額之期權，惟超過限額之期權僅可授予本公司於尋求有關批准前特別指定之合資格參與者。就批准進一步授出有關期權而言，批授日期應被視為董事局會議之日期。

(e) 各合資格參與者之限額

除非股東根據上市規則在股東大會上批准普通決議案，否則因行使授予合資格參與者之期權而已發行及將予發行之股份總數，不得超過任何十二個月期間內已發行股份之百分之一。若股東於股東大會上批准有關授予合資格參與者超過該限額之期權之普通決議案，就批准進一步批授期權而言，批授日期應被視為董事局會議之日期。

(f) 調整股份數目上限

若本公司股本架構有任何變動，則股份數目上限應按核數師書面證實為適當之方式，透過發行紅股、供股、將本公司股本合併、拆細或削減，予以調整。

21. **向關連人士(定義見上市規則)授出期權**

只要上市規則有所規定，凡向本公司董事、行政總裁、主要股東或彼等各自之任何聯繫人授出期權，均須經本公司獨立非執行董事(不包括建議批授期權對象之獨立非執行董事)批准。只要上市規則有所規定，除已向本公司股東發出通函並且獲股東在股東大會上特別批准外，凡向本公司任何主要股東或獨立非執行董事或彼等各自之聯繫人授

後，所有期權除非於先前已根據計劃獲行使，否則將全部作廢。本公司可要求承授人(或其遺產代理人)轉讓或以其他方式處理在該等情況行使期權而予以發行之股份，務求令承授人之處境與假設該等股份受到有關妥協或安排影響之處境大致相同。

17. **本公司自願清盤時之權利**

倘若本公司向股東發出通告召開股東大會，以考慮及酌情通過有關本公司自願清盤之決議案，本公司須於其向各股東寄發有關通知當日或之後盡快向所有承授人發出有關通知(連同一份有關本段條文存在之通知)，而各承授人(或其遺產代理人)有權最遲於建議召開之股東大會舉行前七個營業日，向本公司發出書面通知，連同該項通知所涉及之股份總認購價之全數款項，藉以就所授出之期權所涉及之部份或全部股份行使其期權(以未行使者為限)，而本公司須盡快(無論如何不得遲於緊接上述建議召開之股東大會舉行日期前之營業日)配發有關之入賬列作繳足股份予承授人。倘該決議案獲通過，一切期權除非於先前根據計劃已獲行使，否則全部作廢。

18. **期權失效**

在董事局按照第4及8段酌情延長根據期權必須認購股份之期限之規限下，於下列期間(以最早發生者為準)期權將自動失效及不得行使：(a)有權認購股份之期限屆滿時；(b)第11、12、13、15、16或17段所述導致作廢之情況之日期或事件、或任何期間屆滿時；及(c)董事局證明第9段遭違反之日，包括承授人於該期權就第三者設立權益所訂立之任何協議。

19. **註銷期權**

在取得合資格參與者批准後，本公司可根據計劃條款將已授出但未獲行使及仍然有效之期權註銷。倘本公司註銷期權及發行新期權予同一承授人，本公司只可根據尚有未發行期權(不包括已註銷期權)之計劃按第20(a)至(f)段所載之限額發行該等新期權。

20. **可供認購之最高股份數目**

(a) 最高限額

在上市規則之規限下，根據計劃及本公司任何其他計劃授出及尚未行使之期權，在悉數行使時可予發行之股份數目上限，不得超過不時已發行股份之百分之三十。本公司不得根據計劃或其任何其他計劃授出任何會導致超出該限額之期權。

倘承授人於獲授期權之日，因其屬於(d)、(e)、(f)或(g)段所界定之「合資格參與者」，而該承授人現時已不再符合有關資格，或其或如該段所述其為董事或僱員之公司在授出該期權後違反承授人或該公司與本集團有關成員公司訂立之合約，則其尚未行使之期權在董事決定發生該等事件之日，將會自動失效，及不可行使。

14. **由於本集團成員公司獨立上市或出售，或出售本集團成員公司業務等原因而終止參與資格後之權利**

倘董事局認為，由於本集團成員公司獨立上市或出售，或出售本集團成員公司業務等原因，承授人應不再被視為合資格參與者，或倘本公司或本集團另一成員公司重組或與另一公司合併(下文第15及16段不適用)，則董事局可酌情：(a)於收購、繼續存在或新上市公司內，授出與期權等同之公平價值之代替期權或股份購買權而作出其認為適當之安排；(b)與承授人達致其認為適當之安排，包括向承授人(或其遺產代理人)支付相等於可予行使之期權之公平價值之現金補償；(c)豁免尚未行使期權之任何授予期權之條款；或(d)准許期權根據其原本條款繼續有效。

15. **獲提出收購時之權利**

倘若所有股份持有人(或除卻收購人及／或由收購人控制之任何人士及／或與收購人聯合行動或一致行動之人士以外之所有人士)獲以收購方式提出全面收購建議，而該項收購建議在各方面成為或宣佈為無條件，則承授人(或其遺產代理人)有權於其後二十八日內(或由董事局認為使承授人可按股份持有人之類似基準參與收購建議之較長期限)書面通知本公司就所授出期權所涉及之部份或全部股份行使期權(以未行使者為限)，惟倘期權於上述期間未獲行使將告作廢。

16. **妥協或安排時之權利**

倘本公司與其股東或債權人之間，就本公司與任何其他公司之合併而建議作出妥協或安排，則本公司須於向本公司股東或債權人發出通告召開考慮有關妥協或安排之大會之同日，向承授人發出有關通知。該名承授人(或其遺產代理人)有權於該日起計兩個曆月內或由該日起至法院准許該項妥協或安排當日為止(取較短之期間)，就所授出之期權所涉及之部份或全部股份行使其期權(以未行使者為限)，惟上述之期權行使事宜，須待該等妥協或安排獲法院准許並且生效，方可進行。而在該等妥協或安排生效

8. **期權有效期**

期權涉及之股份之有效認購期限由董事局在授出期權時全權決定，但該期間不得超過上市規則許可之任何最長期限，目前為有關期權授出之日起計十年。

9. **權利屬承授人個人享有**

期權屬承授人個人享有，不得出讓或轉讓。

10. **股份之地位**

行使期權而獲配發及發行之股份，須受本公司不時有效之組織章程細則之所有條文約束，並將會與配發當日已發行繳足股份享有同等地位，或(如本公司在該日暫停辦理股份過戶登記手續)與股東名冊重新辦理登記之首日之現有已發行繳足股份在各方面享有同等地位。

11. **身故、患病、受傷或殘疾後之權利**

倘若承授人身故，其遺產代理人可於十二個月期間內行使期權(以身故當日可予行使者為限)，否則期權將告作廢。

倘承授人因患病、受傷或殘疾而不再為合資格參與者，其本人或遺產代理人可於六個月期間內行使期權(以終止合資格當日可予行使者為限)，否則期權將告作廢。

12. **因其他原因終止合資格參與者身份時之權益**

倘承授人因第11、13或14段所述情況以外之情況而不再為合資格參與者，則除非承授人之期權協議另有規定，否則承授人可由終止其合資格參與者身份之日起三個月(或董事局決定之較長期間)內，行使其期權(以終止當日可予行使者為限)，惟於期權協議所載之期權有效年期屆滿後不得行使。倘於指定時間內期權不獲行使，期權將告作廢。就此而言，任何合約或委任之屆滿至其於三十日內重續之期間概不得視為終止合約。

13. **因嚴重失職、違反合約、破產、無償債能力等而終止參與資格**

倘承授人為僱員，但因終止僱用而不再為合資格參與者，而終止僱用之原因(包括嚴重失職、破產或與債權人訂立償債安排或妥協、或被裁定涉及誠信或誠實之任何刑事罪行等)致使僱主可根據承授人之僱傭合約或其他協議之條款在毋須通知之情況下終止其僱用，則該承授人獲授之期權亦即時作廢。

倘發生與承授人(非僱員)有關之任何事件，而如果該人士為僱員，本公司應該有權如上文所述毋須通知而終止其僱用，則該承授人獲授之期權亦即時作廢。

4. **行政管理**

董事局負責管理計劃，並可酌情及基於其認為有關之因素決定以下事宜：

(a) 向其不時揀選之合資格參與者授出期權；

(b) 決定何時授出期權；

(c) 決定每份期權所涉及之股份數目；

(d) 決定每份期權之條款和條件；

(e) 批准載列特定期權授出條款之期權協議之格式；

(f) 詮釋及解釋計劃及期權之條款及條件；

(g) 規定、修訂及廢除有關計劃之規則和規例；及

(h) 在計劃之其他條文規定下，有權修改任何期權協議之條款及條件，包括延長根據期權認購股份之期限(受下文第8段規限)以及豁免或修訂(全部或部份)規限期權之任何條件。

5. **授出期權**

根據計劃之條款、上市規則及一切適用法律及其他規例並在其規限下，董事局有權於本公司採納計劃日期起計十年內，隨時向任何由董事局全權揀選之合資格參與者提出批授期權。

6. **接納授出期權**

接納授出期權應付之代價為董事局可全權酌情釐定之款項。於承授人正式簽署期權協議之複本，連同繳付予本公司作為授出期權之代價交到本公司在期權協議上訂明之地點，期權將被視為已獲接納。該等代價均不予退還。於接納期權時，有關之期權(若干例外情況除外)須被視為於提出當日授出。

7. **認購價**

行使期權應付之認購價須為董事局在授出有關期權時全權釐定之價格，可根據期權將予行使之各個期間釐定為不同價格，惟該認購價不得低於下列各項中之較高者：(a)於授出日期聯交所發出之每日報表所列股份在聯交所之收市價；(b)在緊接授出日期前五個營業日聯交所發出之每日報表所列股份在聯交所之平均收市價；及(c)股份之面值。

「僱員」	指	本集團任何成員公司之任何執行董事或僱員，或接納本集團任何成員公司僱用(及正待到任)之任何人士(上述各情況包括全職及兼職僱員)；
「承授人」	指	根據計劃之條款接納授予之合資格參與者，或該名合資格參與者之遺產代理人；
「本集團」	指	本公司及其控股公司及附屬公司，及該等控股公司之附屬公司；
「上市規則」	指	聯交所證券上市規則(以經修訂者為準)；
「期權」	指	根據計劃授出可認購股份之期權；
「遺產代理人」	指	根據適用於承授人身故後承繼事宜之法例，有權行使有關承授人獲授之期權之人士或該等人士；
「計劃」	指	本概要所述之股份期權計劃(指其現有或任何經修訂形式)；
「調配人」	指	調配為本集團任何成員公司工作之人士；

1. **目的**

計劃旨在讓本公司向經揀選之參與者授出期權，作為鼓勵或獎勵彼等為本集團作出之貢獻。

2. **合資格人士**

根據計劃之條款及上市規則之規定並在其規限下，董事局可向由其全權揀選之任何合資格參與者授出期權。

3. **控股公司之股東或獨立非執行董事批准**

只要上市規則有所規定及本公司任何控股公司之股份仍在聯交所上市，則計劃內任何規定須獲得本公司股東或獨立非執行董事批准之條文，須詮釋為同時須獲得該控股公司之股東或獨立非執行董事(視情況而定)批准。

本文件按照上市規則，載列有關本公司之資料詳情。各董事願就本文件所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本文件並無遺漏其他事項，導致本文件所載任何聲明有誤導成份。

恒隆地產有限公司
之股份期權計劃主要條款
之概要及其他資料

甲. 恒隆地產有限公司之股份期權計劃主要條款之概要

以下為將於股東週年大會上提呈以供批准之恒隆地產有限公司（於本概要內稱為「本公司」）之股份期權計劃（「計劃」）之主要條款之概要：

在計劃內，下列詞彙之涵義如下：

「合資格參與者」 指 任何：

(a) 僱員；

(b) 本集團任何成員公司之非執行董事及任何獨立非執行董事或任何行政人員；

(c) 調配人員；

(d) 本集團任何成員公司之業務夥伴、代理、顧問或代表；

(e) 本集團任何成員公司之貨物或服務供應商，或任何該等供應商之任何董事或僱員；

(f) 本集團任何成員公司之客戶或任何該等客戶之董事或僱員；

(g) 向本集團任何成員公司提供研究、開發或其他技術支援或任何諮詢、顧問、專業或其他服務之人士或機構，或任何該等機構之董事或僱員；

註冊辦事處：
香港
德輔道中四號
二十八樓

附註：

一、 凡有權出席股東週年大會及於會上投票之股東，可委派一位或多位代表出席，並於表決時代為投票；代表人毋須為本公司股東。所有代表委任書須於開會前或其任何延會前最少四十八小時送抵本公司註冊辦事處，地址為香港德輔道中四號二十八樓，方為有效。

二、 本公司將於二零零二年十一月十三日(星期三)至二零零二年十一月十五日(星期五)(首尾兩天包括在內)暫停辦理股票過戶登記手續。如欲享有建議之末期股息，須於二零零二年十一月十二日(星期二)下午四時前將所有過戶文件連同有關股票送交本公司股票過戶及登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十七樓，辦理過戶手續。

三、 有關上述第五A項決議案是向股東徵求批准給予董事全面授權以購回股份。

四、 有關上述第五B項之決議案，董事特此闡明本公司目前並無計劃發行任何新股。是項全面授權乃遵照香港聯合交易所有限公司證券上市規則而向股東徵求批准。

五、 有關上述第五C項決議案是向股東徵求批准擴大董事所獲有關發行股份之全面授權，將根據第五A項決議案所授權力而購回之股份數目加入其內。

六、 上文第六項決議案所指恒隆地產有限公司之股份期權計劃主要條款之概要隨附於本通告。

七、 就上文第七項決議案而言，將會向股東尋求批准修訂組織章程細則，以准許本公司可受惠於新法例，能夠向股東提供選擇收取財務摘要報告以代替本公司之財務文件，以及可選擇放棄收取財務摘要報告或本公司之財務文件或任何其他公司文件之印製本，而選擇依賴閱覽本公司電腦網絡上刊登之該等文件之版本，並容許本公司以英文或中文發出該等公司文件。

(D) 在妥善遵守公司條例、一切適用法律、規則及規例(包括但不限於香港聯合交易所有限公司不時制定之規則),並須取得其規限下之一切同意(如有)之情況下,按規定須寄發根據本章程細則第(B)段所述之本公司之財務文件或根據本章程細則第(C)段所述之財務摘要報告,通過於本公司電腦網絡或任何其他獲准許方式(包括以任何電子通訊形式發出)刊發該等財務文件或財務摘要報告(視乎情況而定),以代替寄發該等文件之印製本,將被視為已對該等人士履行上述規定,惟須得該等人士同意或按適用法律、規則及規例被視為已同意以該等方式刊發或接收該等文件,作為經已履行本公司須向其寄發該等文件之責任。」;

C. 於章程細則第171條第六行「中文報章」等詞之後加入以下一段:

「或就根據章程細則第167條(D)段刊發本公司財務文件或財務摘要報告(視乎情況而定)而言,透過將其刊登於本公司之電腦網絡上,並向該條文(D)段所指之人士發出通告,述明現可到本公司之電腦網絡閱覽財務文件或財務摘要報告(「刊登通告」)。刊登通告可通過刊登於本公司之電腦網絡或電子通訊或本章程細則所列之任何一種方式,向股東發出通知。」;

D. 於章程細則第171條第六行「如為股份之聯名持有人,所有通告」等詞後加入「或該等文件」一詞;

E. 按下文所述修訂章程細則第173條:

(a) 於章程細則第173條第一行「任何通告」等詞之後加入「或文件」一詞;及

(b) 於章程細則第173條句末加入以下一段:

「以電子通訊方式發出之任何通告或文件,將被視為已於本公司或其代理人之伺服器或其他傳送裝置當日發出。於本公司之電腦網絡刊登之文件,須被視為本公司於向股東發出刊登通告翌日發出。於本公司之電腦網絡上刊登之刊登通告,須被視為於上載至本公司電腦網絡上當日向股東發出。」;

F. 於章程細則第176條第一行「任何股東之登記地址」等詞之後加入「或以獲准許之任何方式發出及」等詞;及

G. 緊隨現有之章程細則第177條後加入以下之新章程細則第177A條:

「任何通告或文件(包括有關之財務文件或財務摘要報告)可以英文或中文(或中英雙語)向股東發出,惟須妥善遵守一切適用法律、規則及規例(包括但不限於香港聯合交易所有限公司不時制定之規則)。」」

八、其他事項。

承董事局命
秘書
程式榮
謹啟

香港,二零零二年十月八日

C.「**動議**授權本公司董事行使依照本大會通告中第五B項決議案之(a)段所賦予之權力，用於該決議案之(c)段中第(bb)段內有關本公司股本之事項。」

六、「**動議**待本公司之附屬公司恒隆地產有限公司(其股份在香港聯合交易所有限公司主板上市)之股東於恒隆地產有限公司股東週年大會上批准該公司之股份期權計劃(股份期權計劃之主要條款載於連同此通告寄予股東之概要內，而載列股份期權計劃所有條款並註有「A」字式樣之文件已呈交大會，並由大會主席簽署，以資識別(「股份期權計劃」))；以及待香港聯合交易所有限公司批准因行使根據股份期權計劃授出之任何股份期權而須予發行之股份上市及買賣後，批准股份期權計劃成為恒隆地產有限公司之股份期權計劃，而恒隆地產有限公司之董事局或其正式委任之任何委員會獲得授權根據股份期權計劃授出股份期權、根據股份期權計劃配發及發行股份，以及採取其認為實施股份期權計劃而言屬必需或合適之行動及就任何相關事項投票，不論彼等或任何一人是否於其中擁有權益。」

考慮並酌情通過下列決議案為特別決議案：

七、「**動議**如下文所述修訂本公司之組織章程細則：

A. 如下文所述之方式修訂章程細則第2條：

(a) 於「「書面」或「印刷」」之釋義內「非短暫形式」一詞後面加入「(包括電子通訊)」一詞；及

(b) 於「報章」之釋義後加入以下之新釋義：

「地址」具備一般所賦予之含義，並包含任何傳真號碼、電子號碼或用作該等用途之電子地址；

「通訊」包含聲音或影像或兩者俱備之通訊形式；

「電子通訊」指透過電訊系統(具備香港法例第106章電訊條例所賦予之涵義)或以任何其他電子方式傳達之通訊(不論是由一名人士傳送至另一人、由一種工具／裝置傳送至另一種，或由一名人士傳送或接收至一種工具／裝置)；

B. 於章程細則第167(B)條句末加入下文：

「(C) 在妥善遵守公司條例、一切適用法律、規則及規例(包括但不限於香港聯合交易所有限公司不時制定之規則)，並須取得其規限下之一切同意(如有)之情況下，按規定須於本公司股東週年大會舉行前寄發根據本章程細則第(B)段所述之本公司之財務文件，通過向該等人士寄發一份取材自該等財務文件之財務摘要報告，以代替寄發財務文件全文，將被視為已對該等人士履行上述規定，而財務摘要報告須按一切適用法律、規則及規例所定之形式編製及載列規定提供之資料。

(iii) 本公司股東在股東大會上以普通決議案撤銷或更改根據本決議案所賦予之權力。」

B. 「**動議**：

(a) 在下文(c)段之規限下及根據公司條例第57B段，全面及無條件批准本公司董事於有關期間內（定義見本大會通告中第五A(c)項決議案）行使本公司之一切權力配發、發行及處理本公司之額外股份，及配發、發行或授予可轉換本公司股份之可換股證券，或股份期權或認股權證或類似權利認購任何該等股份或該等可換股證券，以及作出或授予可能引致須行使該項權力之售股建議、協議及股份期權；

(b) 根據上文(a)段之批准，本公司董事可於有關期間內配發、發行或授予可轉換本公司股份之可換股證券，以及作出或授予可能須於有關期間屆滿後始行使該項權力之售股建議、協議及股份期權；

(c) 本公司董事可根據上文(a)段之批准配發或在有條件或無條件情況下同意配發（不論是否根據一項股份期權而配發者）之股本面值總額，除按照(i)供股（定義見下文）、(ii)根據本公司發行之任何認股權證之條款，或可轉換本公司股份之任何證券而行使之認購權或換股權、(iii)當時已採納之任何股份期權計劃或類似安排而授予或發行本公司股份或認購權予本公司及／或其任何附屬公司之行政人員及／或僱員，或(iv)根據本公司組織章程細則任何以股份代替股息形式或類似安排而配發代替全部或部份股息之股份外，將不得超過以下各項之總和：(aa)於此項決議案通過日期之本公司已發行股本面值總額百分之二十、及(bb)如董事根據本公司股東之另一項普通決議案（即本大會通告中第五C項決議案）所授權，於此項決議案通過後所購回之本公司股本面值額最多為於此項決議案通過日期之已發行股本面值總額百分之十，而上文之批准亦須受此限制；及

(d) 就本決議案而言：

「供股」指由本公司董事向於一指定記錄日期登記在股東名冊上之本公司股份或其中任何類別之股份持有人，根據其當時所持有該等股份或其中任何類別之股份按比例發出配售股份或其他證券之建議，於一指定之期限內有效者（惟本公司董事可就零碎股份，或因香港以外任何地區之法例或任何認可監管機構或證券交易所之規定所限，而作出其認為必須或權宜之例外處理方式或其他安排）。」

恒隆集團有限公司
HANG LUNG GROUP LIMITED

股東週年大會通告

茲通告本公司訂於二零零二年十一月二十二日(星期五)上午十時三十分假座香港中環德輔道中四號渣打銀行大廈二十八樓召開股東週年大會，討論下列事項：

一、省覽截至二零零二年六月三十日止年度之財務報表及董事局與核數師報告。

二、宣布派發末期股息。

三、重選董事並授權董事局釐定董事袍金。

四、重聘核數師及授權董事釐定其酬金。

作為特別事項：

考慮並酌情通過下列決議案為普通決議案：

五、A. 「**動議：**

(a) 在下文(b)段之規限下，全面及無條件批准本公司董事於有關期間內(定義見下文)行使本公司之一切權力購回本公司股份；

(b) 根據上文(a)段之批准，本公司於香港聯合交易所有限公司，或於證券及期貨事務監察委員會以及香港聯合交易所有限公司根據香港股份購回守則所承認之任何其他證券交易所，可購回之本公司股份面值總額將不得超過本公司於此項決議案通過日期之已發行股本面值總額百分之十，而上文之批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」指由本決議案通過時起至下列三者中之較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按法律規定召開下屆股東週年大會之期間屆滿時；及

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st December, 2002

To : ~~The Listing Division of The Stock Exchange of Hong Kong Limited~~
~~CC:~~ The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Group Limited
(Name of Company)

Esther S.M. Li   Tel No.: 2879-0365
(Name of Responsible Official)

Date : 6th January, 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓   2. Preference shares :

3. Other classes of shares :   please specify : ____________

4. Warrants :   please specify : ____________

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	2,000,000,000	1.00	2,000,000,000
Increase/(Decrease) (EGM approval date): ____________)	N/A		
Balance at close of the month	2,000,000,000	1.00	2,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	1,324,137,242		
Increase/(Decrease) during the month	65,000		
Balance at close of the month :	1,324,202,242		

(D) **Details of Movement :**

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ ______ 2.______ Exercise price: HK$ ______	Per attached					
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price: HK$* ______ 2.______ *Subscription price: HK$* ______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class	Units	Converted (Units)			Units	
______ Convertible price: HK$______	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						============

Remarks : ____________________

Authorised Signatory:

Name : Esther Li

Title : Assistant Co. Secretar

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

SHARE OPTIONS	SHARE OPTIONS IN ISSUE AT CLOSE OF PRE-CEDING MONTH	MOVEMENT DURING THE MONTH			SHARE OPTIONS IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THERE-FROM
Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Option Scheme expired on 24/11/2000 Exercise price: HK$6.12	10,080,000	Nil	Nil	Nil	10,080,000	Nil
2. Share Option Scheme expired on 23/11/2010						
- Exercise price: HK$5.49	390,000	Nil	65,000	75,000	250,000	65,000
- Exercise price: HK$6.87	350,000	Nil	Nil	Nil	350,000	Nil
- Exercise price: HK$5.87	1,250,000	Nil	Nil	Nil	1,250,000	Nil
- Exercise price: HK$6.83	120,000	Nil	Nil	Nil	120,000	Nil